      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 29, 1997


                                                      REGISTRATION NO. 333-24347
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                        FIRSTCITY FINANCIAL CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE
 (State or Other Jurisdiction                6799                         76-0243729
      of Incorporation or        (Primary Standard Industrial          (I.R.S. Employer
          Organization)           Classification Code Number)       Identification Number)

                                                              JAMES T. SARTAIN
       FIRSTCITY FINANCIAL CORPORATION                FIRSTCITY FINANCIAL CORPORATION
             6400 IMPERIAL DRIVE                            6400 IMPERIAL DRIVE
              WACO, TEXAS 76712                              WACO, TEXAS 76712
                (817) 751-1750                                 (817) 751-1750
 (Address, Including Zip Code, and Telephone       (Name, Address, Including Zip Code and
       Number, Including Area Code, of                Telephone Number, Including Area
  Registrant's Principal Executive Offices)             Code, of Agent For Service)

                                         Copies to:

            STEVEN D. RUBIN, ESQ.                        RICK L. WITTENBRAKER, ESQ.
          WEIL, GOTSHAL & MANGES LLP                   BRACEWELL & PATTERSON, L.L.P.
          700 LOUISIANA, SUITE 1600                      711 LOUISIANA, SUITE 2900
             HOUSTON, TEXAS 77002                           HOUSTON, TEXAS 77002
                (713) 546-5000                                 (713) 223-2900

                             ---------------------


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger of HFGI Acquisition Corp. with Harbor Financial Group, Inc. pursuant to the Agreement and Plan of Merger described in the enclosed Proxy Statement/Prospectus have been satisfied or waived. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                        FIRSTCITY FINANCIAL CORPORATION
                              6400 IMPERIAL DRIVE
                               WACO, TEXAS 76712
                                 (817) 751-1750


                                                                    May 29, 1997

Dear Stockholder:


     You are cordially invited to attend the 1997 Annual Meeting of Stockholders of FirstCity Financial Corporation, a Delaware corporation ("FirstCity"), to be held at the principal executive offices of FirstCity, 6400 Imperial Drive, Waco, Texas 76712 on Friday, June 27, 1997, at 11:00 a.m. local time (the "Meeting").


     Your Board of Directors has approved the acquisition of Harbor Financial Group, Inc., a Delaware corporation ("Harbor"), pursuant to an Agreement and Plan of Merger, dated as of March 26, 1997 (the "Agreement and Plan of Merger"), among FirstCity, HFGI Acquisition Corp. ("Acquisition Corp."), a newly-formed Delaware corporation, which is a direct wholly-owned subsidiary of FirstCity, and Harbor. Pursuant to the Agreement and Plan of Merger, Acquisition Corp. will merge (the "Harbor Merger") with and into Harbor and, consequently, Harbor will become a direct wholly-owned subsidiary of FirstCity. The enclosed Proxy Statement/Prospectus provides a summary of the proposed Harbor Merger and additional related information that you should read carefully.

     At the Meeting, you will be asked to consider and vote upon a proposal to approve the issuance of 1,581,000 shares of Common Stock, par value $.01 per share, of FirstCity ("FirstCity Common Stock") in connection with the Harbor Merger. The approval of the proposal to issue additional shares of FirstCity Common Stock is being sought in accordance with the rules of the Nasdaq National Market.

     Details of the proposed Harbor Merger and the Agreement and Plan of Merger are set forth in the accompanying Proxy Statement/Prospectus. For the reasons detailed in the Proxy Statement/Prospectus, FirstCity's Board of Directors has determined that the Harbor Merger and related transactions are in the best interest of FirstCity and its stockholders. Accordingly, FirstCity's Board of Directors has approved the Agreement and Plan of Merger and related transactions and recommends that FirstCity's stockholders vote FOR the issuance of FirstCity Common Stock in connection with the Harbor Merger.

     At the Meeting you also will be asked to elect 10 directors, each to serve until the 1998 Annual Meeting of Stockholders and to ratify the appointment of FirstCity's independent public accountants. Upon consummation of the Harbor Merger, the number of members of the Board of Directors will be expanded by two, to twelve, and two persons designated by Harbor will be appointed as directors, to serve until the 1998 Annual Meeting.

     The Board of Directors and the rest of the management team are excited about the prospects that lie ahead for the combined company. We believe that the acquisition of Harbor is consistent with the FirstCity's goal of expanding into specialty finance businesses to build upon its core business of acquiring, managing and servicing distressed asset pools.

     To ensure that your shares of FirstCity Common Stock are represented at the Meeting, you are urged to promptly complete, date, sign and return the accompanying Proxy in the enclosed envelope, whether or not you plan to attend the Meeting in person. You may, if you wish, vote personally on all matters brought before the Meeting, even if you have previously returned your signed Proxy.

                                            Sincerely yours,

                                            James R. Hawkins
                                            Chairman and Chief Executive Officer

Enclosures

                        FIRSTCITY FINANCIAL CORPORATION

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS


                          TO BE HELD ON JUNE 27, 1997


To the Stockholders of FirstCity Financial Corporation:


     NOTICE IS HEREBY GIVEN THAT the 1997 Annual Meeting of Stockholders (the "Meeting") of FirstCity Financial Corporation, a Delaware corporation ("FirstCity"), will be held at the principal executive offices of the Company, 6400 Imperial Drive, Waco, Texas 76712, on Friday, June 27, 1997, at 11:00 a.m., local time, for the following purposes:


          (1) to consider and vote upon a proposal to approve the issuance of 1,581,000 shares of Common Stock, par value $.01 per share, of FirstCity ("FirstCity Common Stock") in connection with the merger of FirstCity and Harbor Financial Group, Inc., a Delaware corporation ("Harbor"), pursuant to an Agreement and Plan of Merger, dated as of March 26, 1997 (the "Agreement and Plan of Merger"), among FirstCity, HFGI Acquisition Corp. ("Acquisition Corp."), a newly-formed Delaware corporation that is a wholly-owned subsidiary of FirstCity, and Harbor (pursuant to the Agreement and Plan of Merger, Acquisition Corp. will merge with and into Harbor and, consequently, Harbor will become a direct, wholly-owned subsidiary of FirstCity);

          (2) to elect 10 directors, each to serve until the 1998 Annual Meeting of Stockholders and until their successors are elected and qualified;

          (3) to ratify the appointment of independent public accountants for FirstCity and its subsidiaries for fiscal year 1997; and

          (4) to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

     The Board of Directors of FirstCity has fixed the close of business on May 19, 1997 as the record date for determining the stockholders entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. Stockholders who execute proxies solicited by the Board of Directors of FirstCity retain the right to revoke them at any time; unless so revoked, the shares of FirstCity Common Stock represented by such proxies will be voted at the Meeting in accordance with the directions given therein. If no direction is indicated, the proxy will be voted in favor of proposals 1 and 3 described above and in favor of the Board of Directors' nominees for directors.

     Further information regarding the Meeting and the matters to be considered thereat is set forth in the accompanying Proxy Statement/Prospectus and the appendices thereto.

     YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, PLEASE PROMPTLY COMPLETE, DATE, SIGN AND MAIL THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. THE PROXY IS REVOCABLE AND WILL NOT BE USED IF YOU ARE PRESENT AT THE MEETING AND PREFER TO VOTE IN PERSON.

                                            By Order of the Board of Directors


May 29, 1997


6400 Imperial Drive
Waco, Texas 76712

                           PROXY STATEMENT/PROSPECTUS

                        FIRSTCITY FINANCIAL CORPORATION

                       1,581,000 SHARES OF COMMON STOCK,
                            $.01 PAR VALUE PER SHARE

                    FOR 1997 ANNUAL MEETING OF STOCKHOLDERS

                            TO BE HELD JUNE 27, 1997



     This Proxy Statement/Prospectus is being furnished to stockholders of FirstCity Financial Corporation, a Delaware corporation ("FirstCity"), in connection with the solicitation of proxies by the Board of Directors of FirstCity from such stockholders for the 1997 Annual Meeting of Stockholders of FirstCity (the "FirstCity Annual Meeting") to be held on Friday, June 27, 1997, and any adjournments and postponements thereof.


     At the FirstCity Annual Meeting, management will present a proposal to approve the issuance of 1,581,000 shares of common stock, $.01 par value per share, of FirstCity ("FirstCity Common Stock") in connection with the Agreement and Plan of Merger dated as of March 26, 1997, as amended (the "Agreement and Plan of Merger") among FirstCity, HFGI Acquisition Corp., a newly formed Delaware corporation that is a direct wholly-owned subsidiary of FirstCity ("Acquisition Corp."), and Harbor Financial Group, Inc. ("Harbor"), which provides for the merger of Harbor and FirstCity (the "Harbor Merger") on the terms set forth in the Agreement and Plan of Merger and summarized in this Proxy Statement/Prospectus. Such approval is a condition to consummation of the Harbor Merger. A detailed description of such proposal is included in this Proxy Statement/Prospectus.


     Upon the Harbor Merger, each outstanding share of common stock of Harbor will be converted into 9.205 shares of FirstCity Common Stock (for an aggregate of approximately 1,581,000 shares of FirstCity Common Stock), having a market value of approximately $39,525,000 (based on the closing price for FirstCity Common Stock of $25.00 as reported on NASDAQ National Market System on May 23,
1997). After the issuance of these shares, the existing shareholders of FirstCity will hold approximately 75.7% of the issued and outstanding Common Stock of FirstCity and the former shareholders of Harbor will own approximately 24.3% of the issued and outstanding Common Stock of FirstCity.


     This Proxy Statement/Prospectus also constitutes the prospectus of FirstCity with respect to the 1,581,000 shares of FirstCity Common Stock to be issued in connection with the Harbor Merger and with respect to the resale from time to time by certain Harbor stockholders of shares of FirstCity Common Stock received by such stockholders in connection with the Harbor Merger.

     This Proxy Statement/Prospectus is accompanied by FirstCity's Annual Report to Stockholders for 1996.


     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN FIRSTCITY COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 15.



     This Proxy Statement/Prospectus is expected to be first mailed or delivered to FirstCity stockholders on or about May 29, 1997.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


          THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS MAY 29, 1997.

     No person is authorized to give any information or make any representation not contained in this Proxy Statement/Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered by the Proxy Statement/Prospectus or a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make such offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of the securities offered pursuant to this Proxy Statement/Prospectus shall create an implication that there has been no change in the affairs of FirstCity or Harbor since the date of this Proxy Statement/Prospectus or that the information in this Proxy Statement/Prospectus is correct as of any time subsequent to the dates hereof.
                             ---------------------

                             AVAILABLE INFORMATION

     FirstCity is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements filed pursuant to Sections 14(a) and 14(c) of the Exchange Act and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Kluczynski Federal Building, 230 South Dearborn Street, Chicago, Illinois 60604; and New York Regional Office, 75 Park Place, 14th Floor, New York, New York 10007. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the following address: (http://www.sec.gov). In addition, the reports of, proxy and information statements filed pursuant to Sections 14(a) and 14(c) of the Exchange Act by, and other information concerning, FirstCity, whose securities are included in the National Association of Securities Dealers Automated Quotation System ("Nasdaq") and designated on the Nasdaq National Market, can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 R Street, N.W., Washington, D.C. 20006.

     FirstCity has filed with the Commission a Registration Statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act") on Form S-4 with respect to the securities offered hereby. This Proxy Statement/Prospectus also constitutes the prospectus of FirstCity filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Proxy Statement/Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying at the Commission's offices as described above. All information herein with respect to FirstCity has been furnished by FirstCity, and all information herein with respect to Harbor has been furnished by Harbor.


     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS OF FIRSTCITY WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (NOT INCLUDING EXHIBITS THERETO, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN THE INFORMATION INCORPORATED HEREIN BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, FROM SUZY TAYLOR, VICE PRESIDENT-INVESTOR RELATIONS, FIRSTCITY FINANCIAL CORPORATION, 1021 MAIN STREET, SUITE 250, HOUSTON, TEXAS 77002 (TELEPHONE (713) 652-1810). TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE RECEIVED NO LATER THAN JUNE 20, 1997.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by FirstCity with the Commission under the Exchange Act are incorporated herein by reference:


     (1) FirstCity's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by FirstCity's 10-K/A No. 1 filed with the Commission on April 30, 1997, FirstCity's 10-K/A No. 2 filed with the Commission on May 9, 1997 and FirstCity's 10-K/A No. 3 filed with the Commission on May 28, 1997;



     (2) The description of the FirstCity Common Stock and the FirstCity Special Preferred Stock contained in FirstCity's Form 8-A Registration Statement filed with the Commission on July 25, 1995 (File No. 0-26500), as amended by FirstCity's Form 8-A/A filed with the Commission on August 25, 1995 and FirstCity's Form 8-A/A No. 2 filed with the Commission on September 6, 1995, including any amendment or report filed for the purpose of updating such description;



     (3) FirstCity's Report on Form 8-K filed with the Commission on January 27, 1997 (File No. 0-26500); and



     (4) FirstCity's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 filed with the Commission on May 15, 1997 (File No. 0-26500).


     All documents filed by FirstCity pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the FirstCity Annual Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     All information appearing in this Proxy Statement/Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference.


     The following information contained in FirstCity's Annual Report on Form 10-K, as amended by FirstCity's 10-K/A No. 1. as filed with the Commission on April 30, 1997, FirstCity's 10-K/A No. 2 filed with the Commission on May 9, 1997, and FirstCity's 10-K/A No. 3 filed with the Commission on May 28, 1997, is specifically incorporated herein by reference: (1) Management's Discussion and Analysis of Financial Condition and Results of Operations set forth on pages 1 through 20 of the Form 10-K/A No. 3, (2) the audited consolidated financial statements of FirstCity and its subsidiaries and the related notes thereto set forth on pages 21 through 38 of the Annual Report and the independent auditors' report thereon set forth on pages 39-40 of the Form 10-K/A No. 3.



FORWARD-LOOKING INFORMATION


     The statements included in this Proxy Statement/Prospectus regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. The words "expect," "project," "estimate," "predict," "anticipate," "believes" and similar expressions are also intended to identify forward-looking statements. Such statements are subject to numerous risks, uncertainties and assumptions, including but not limited to, the uncertainties relating to industry and market conditions, such as availability of assets, increased competition for available assets, increased price competition as the industry in which FirstCity primarily operates matures, interest rates and the availability of financing, and other risks and uncertainties described in this Proxy Statement/Prospectus and in FirstCity's other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

                               TABLE OF CONTENTS


AVAILABLE INFORMATION.......................................  2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............  3
  Forward-Looking Information...............................  3
SUMMARY.....................................................  7
  The Parties...............................................  7
  The FirstCity Annual Meeting..............................  8
  Approval by the Harbor Stockholders of the Harbor
     Merger.................................................  8
  The Harbor Merger.........................................  9
  Background of the Harbor Merger...........................  9
  Recommendation of the Boards of Directors of FirstCity and
     Harbor.................................................  10
  Opinion of Financial Advisors of FirstCity................  10
  Certain Effects of the Harbor Merger......................  10
  Certain Federal Income Tax Consequences...................  10
  Interests of Certain Persons in the Harbor Merger.........  11
  Effective Time; Closing...................................  11
  No Solicitation...........................................  11
  Conditions................................................  11
  Rights of Dissenting Stockholders.........................  12
  Dividend Policy -- FirstCity..............................  12
  Dividend Policy -- Harbor.................................  12
  Annual Report.............................................  13
  Market Price Data -- FirstCity............................  13
  Market Price Data -- Harbor...............................  13
  Comparative Unaudited Financial Information...............  14
RISK FACTORS................................................  15
  General Economic Conditions...............................  15
  Uncertainty of Asset Availability in The Asset Acquisition
     And Disposition Business...............................  15
  Risk Associated with Expansion of Business into New
     Lines..................................................  15
  Risk of Failing to Execute Acquisition Strategy...........  16
  Availability of Federal Income Tax Benefits...............  16
  Continuing Need For Recourse and Non-Recourse Financing
     and Equity Investments.................................  16
  Impact of Changing Interest Rates.........................  17
  Risk of Inability to Leverage Common Equity and Meet
     Financial Covenants Under Loan Agreements..............  17
  Relationship with and Dependence Upon Cargill.............  17
  Competition...............................................  17
  Reliance on Key Personnel.................................  18
  Influence Of Certain Stockholders.........................  18
  Shares Eligible for Future Sale...........................  19
  Anti-Takeover Considerations..............................  19
  Period to Period Variances................................  19
FIRSTCITY SELECTED HISTORICAL FINANCIAL DATA................  20
HARBOR SELECTED HISTORICAL FINANCIAL DATA...................  21
UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION.........  23
GENERAL VOTING INFORMATION PERTAINING TO THE HARBOR
  MERGER....................................................  25
THE HARBOR MERGER...........................................  26
  FirstCity's Reasons for the Harbor Merger and
     Recommendation of FirstCity's Board....................  26
  Background of the Harbor Merger...........................  29
  Harbor's Reasons for the Harbor Merger....................  30
  Recommendation of the Harbor Board........................  30

  Opinion of FirstCity's Financial Advisor as to Fairness...  31
  Federal Securities Law Consequences.......................  35
  Certain Federal Income Tax Consequences of the Harbor
     Merger.................................................  35
  Interests of Certain Persons in the Harbor Merger.........  37
  Accounting Treatment......................................  38
TERMS OF THE HARBOR MERGER..................................  39
  Effective Time; Closing...................................  39
  Effect of the Harbor Merger on Harbor Common Stock........  39
  Effect of the Harbor Merger on the Common Stock of
     Acquisition Corp.......................................  39
  Exchange of Certificates Representing Harbor Common Stock
     for Certificates Representing FirstCity Common Stock...  39
  Harbor Stock Option Plans.................................  39
  No Solicitation...........................................  40
  Representations and Warranties............................  40
  Certain Covenants and Other Agreements....................  40
  Employment Agreement......................................  41
  Registration of FirstCity Shares..........................  41
  Indemnification of Harbor Directors, Officers and
     Employees..............................................  41
  Conditions................................................  41
  Termination; Termination Fee; Reimbursement of Expenses...  42
  Amendment and Waiver......................................  43
  Appraisal Rights..........................................  43
INFORMATION REGARDING FIRSTCITY.............................  43
DESCRIPTION OF FIRSTCITY SECURITIES.........................  43
INFORMATION REGARDING HARBOR................................  44
  Business..................................................  44
  Properties................................................  54
  Legal Proceedings.........................................  54
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................  54
RECENT DEVELOPMENTS.........................................  58
  Recent Developments of FirstCity..........................  58
  Recent Developments of Harbor.............................  58
COMPARATIVE RIGHTS OF HOLDERS OF HARBOR COMMON STOCK AND
  FIRSTCITY COMMON STOCK....................................  58
  Voting Rights and Quorum Requirements.....................  58
  Shareholders and Stockholders Meetings....................  59
  Advance Notice of Nominations of Directors and Certain
     Actions at Stockholders Meetings.......................  59
  Required Vote for Authorization of Certain Corporate
     Actions................................................  60
  Dividends.................................................  60
  Preemptive Rights.........................................  61
  Indemnification of Officers and Directors.................  61
  Board of Directors........................................  62
  Borrowing Power of the Board of Directors.................  62
  Stockholders Rights of Inspection.........................  62
OTHER FIRSTCITY ANNUAL MEETING MATTERS......................  63
  Election and Appointment of Directors.....................  63
  Vote Required for Election of Directors...................  65
  Stock Ownership of Certain Beneficial Owners and
     Management.............................................  65
  Board of Directors and Committees.........................  67
  Executive Committee.......................................  67
  Audit Committee...........................................  67

  Compensation Committee....................................  68
  Investment Committee......................................  68
  Nominating Committee......................................  68
  Director Compensation.....................................  68
  Executive Compensation....................................  68
  Stock Option Plans and 401(k) Plan........................  70
  Option Grants.............................................  71
  Option Exercises And Year-End Values......................  71
  Board Compensation Committee Report on Executive
     Compensation...........................................  71
  General...................................................  71
  Salaries..................................................  72
  Bonuses...................................................  72
  Stock Options.............................................  72
  Compensation of the Chief Executive Officer...............  73
  Cumulative Total Shareholder Return.......................  74
  Compensation Committee Interlocks and Insider
     Participation..........................................  75
  Employment Agreements and Severance and Change-in-Control
     Arrangements...........................................  75
  Certain Relationships and Related Transactions............  75
  Ratification and Appointment of Independent Public
     Accountants............................................  78
  Stockholders' Proposals...................................  78
  Other Matters.............................................  79
  Legal Matters.............................................  79
  Experts...................................................  79
INDEX TO THE FINANCIAL STATEMENTS...........................  F-1


Exhibit A  Agreement and Plan of Merger

Exhibit B  Fairness Opinion of Salomon Brothers Inc

Exhibit C  Section 262 of the Delaware General Corporation law

                                    SUMMARY


     The following summary is intended only to highlight certain information contained in this Proxy Statement/Prospectus. This summary is not intended to be a complete statement of all material features of the Harbor Merger (as defined herein) and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Proxy Statement/Prospectus and the exhibits hereto. You are urged to read this Proxy Statement/Prospectus, the Agreement and Plan of Merger (as defined herein, and which is attached as Exhibit A hereto and incorporated herein by reference), and the other exhibits attached hereto, in their entirety. Cross-references in this summary are to captions in this Proxy Statement/Prospectus.


THE PARTIES

     FirstCity and Acquisition Corp. FirstCity Financial Corporation, a Delaware corporation ("FirstCity"), is a specialty financial services company that acquires, manages, services and resolves portfolios of performing loans, nonperforming loans, other real estate and other financial assets (collectively, "Purchased Asset Pools"). FirstCity acquires Purchased Asset Pools, by itself and through its equity interests in affiliated partnerships ("the Acquisition Partnerships"), by means of privately negotiated transactions and competitive bidding. Such Purchased Asset Pools are acquired primarily from financial institutions and other traditional lenders at substantial discounts from their legal balances, and consist principally of commercial and consumer assets that may be performing, underperforming or nonperforming. FirstCity manages, services and resolves all of the Purchased Asset Pools acquired by FirstCity or the Acquisition Partnerships. FirstCity was formed by the merger of J-Hawk Corporation, a privately held company, and FirstCity Bancorporation of Texas ("FCBOT"), a publicly-held multibank holding company (the "J-Hawk Merger"), which merger was effective July 3, 1995 (the "Formation Date"). FirstCity's principal executive offices are located at 6400 Imperial Drive, Waco, Texas 76712. Its telephone number is (817) 751-1750.


     In 1996, FirstCity began a strategic initiative to identify other business activities which would compliment its core strengths of asset identification, evaluation, acquisition and management. These initiatives are focused on identifying businesses for entry by FirstCity either through acquisition or start-up. The decision to acquire or commence a start-up venture depends upon a number of factors including the characteristics of the business, the availability of management, pricing, prospects for growth, availability of capital, ease of entry, the market niche served, and other factors deemed appropriate by FirstCity. As a result of this business initiative, FirstCity acquired an auto finance receivable company in the second quarter of 1996 and commenced a proprietary student loan business in late 1996. In addition, preliminary discussions with the shareholders and management of Harbor began in late 1996 resulting in the execution of a letter of intent related to the Harbor Merger in January 1997. Reference is hereby made to the information that is contained in Parts I and II of FirstCity's Annual Report filed on Form 10-K for the year ended December 31, 1996 as amended by FirstCity's 10-K/A No. 1 filed with the Commission on April 30, 1997, FirstCity's 10-K/A No. 2 filed with the Commission on May 9, 1997 and FirstCity's 10-K/A No. 3 filed with the Commission on May 28, 1997. See "Risk Factors."



     HFGI Acquisition Corp., a Delaware company ("Acquisition Corp."), is a direct wholly-owned subsidiary of FirstCity. Acquisition Corp. was incorporated in Delaware in March 1997 for the purpose of effecting the Harbor Merger (as defined below) pursuant to the terms of the Agreement and Plan of Merger.


     Harbor. Harbor Financial Group, Inc., a Delaware corporation ("Harbor"), is a holding company which, through its subsidiary, Harbor Financial Mortgage Corporation ("Harbor Mortgage"), is engaged in the mortgage banking business to originate, purchase, sell and service mortgage loans. Harbor Mortgage, through its wholly-owned subsidiaries and affiliated relationships, also offers products and services complementary to its mortgage banking business, including property management, personal and property insurance agency activities, title escrow and insurance agency services, property appraisals and inspections, and consulting services for portfolio evaluations, marketing and risk management. Harbor's principal executive offices are located at 340 North Sam Houston Parkway East, Suite 100, Houston, Texas 77060. Its telephone number is (281) 774-1900.

     Harbor's revenues from its mortgage banking business are comprised of (1) revenue from loan originations and sales of such loans to permanent investors,
(2) net interest margin earned on mortgage loans during the period that such loans are held pending sale, and (3) loan servicing fees. Harbor's mortgage loans are primarily prime credit quality first-lien mortgage loans secured by single-family residences. In October 1996, Harbor also organized operations to originate sub-prime credit quality first-lien single-family mortgage loans and second lien home equity and home improvement loans, which is commonly referred to as "B/C lending." Harbor conducts its B/C lending activities through its wholly owned subsidiary New America Financial Inc. See "Information Regarding Harbor -- Business."

THE FIRSTCITY ANNUAL MEETING


     The 1997 Annual Meeting of Stockholders of FirstCity (the "FirstCity Annual Meeting") will be held on June 27, 1997 at 11:00 a.m. local time at the principal executive offices of FirstCity, 6400 Imperial Drive, Waco, Texas, 76712. At the FirstCity Annual Meeting, the holders of shares of Common Stock, par value $.01 per share, of FirstCity (the "FirstCity Common Stock") will be asked to consider and vote upon, among other things, a proposal to approve the issuance of 1,581,000 shares of FirstCity Common Stock in connection with the acquisition by FirstCity of Harbor, pursuant to an Agreement and Plan of Merger, dated as of March 26, 1997 (the "Agreement and Plan of Merger"), among FirstCity, Acquisition Corp. and Harbor. Pursuant to the Agreement and Plan of Merger, (i) Acquisition Corp. will merge (the "Harbor Merger") with and into Harbor and, consequently, Harbor will become a direct wholly-owned subsidiary of FirstCity; (ii) each issued and outstanding share of Harbor will be canceled and cease to exist and each holder thereof will be entitled to receive in consideration of each share so canceled 9.205 shares of FirstCity Common Stock and (iii) the separate corporate existence of Acquisition Corp. will cease and Harbor will continue as the surviving corporation ("Surviving Corporation") under its name, Harbor Financial Group, Inc.


     The presence at the FirstCity Annual Meeting in person or by proxy of the holders of a majority of the outstanding shares of FirstCity Common Stock entitled to vote is required to constitute a quorum for the transaction of business. The affirmative vote of the holders of a majority of the outstanding shares of FirstCity Common Stock present in person or represented by proxy at the FirstCity Annual Meeting is required to approve the issuance of 1,581,000 shares of FirstCity Common Stock in connection with the Harbor Merger. A stockholder who has executed and returned a proxy may revoke it at any time before it is voted at the meeting by (i) executing and returning a proxy bearing a later date, (ii) filing written notice of such revocation with the Secretary of FirstCity at its principal executive offices or (iii) attending the meeting and voting in person (although attendance at the meeting will not, in and of itself, constitute a revocation of a proxy). See "General Voting Information Pertaining to the Harbor Merger."

     The Board of Directors of FirstCity has fixed the close of business on May 19, 1997 as the record date for determining stockholders entitled to notice of and to vote at the FirstCity Annual Meeting (the "FirstCity Record Date"). At the close of business on the FirstCity Record Date, there were 4,934,983 shares of FirstCity Common Stock outstanding and entitled to vote at the FirstCity Annual Meeting, and FirstCity's directors, executive officers and their affiliates held or had the right to vote or direct the vote of an aggregate of 2,294,934, or approximately 46.5%, of such shares. The directors and executive officers of FirstCity intend to vote FOR the approval of the issuance of additional shares of FirstCity Common Stock in connection with the Harbor Merger.

APPROVAL BY THE HARBOR STOCKHOLDERS OF THE HARBOR MERGER

     The affirmative vote or consents of the holders of a majority of the outstanding shares of the Common Stock, no par value per share, of Harbor (the "Harbor Common Stock") is required to approve the Harbor Merger. See "General Voting Information Pertaining to the Harbor Merger". As of March 26, 1997, the Harbor Common Stock was privately held by approximately twenty-five (25) holders. The Board of Directors of Harbor intends to solicit written consents of the stockholders of Harbor to approve and adopt the Agreement and Plan of Merger. As of March 26, 1997, there were 171,757 shares of Harbor Common Stock outstanding, and Harbor's directors, executive officers and their affiliates including the Harbor Financial

Mortgage Corporation Employee Profit Sharing and Retirement Plan (the "Harbor Plan") owned or controlled an aggregate of 169,836, or 98.9%, of such shares.

THE HARBOR MERGER


     Subject to the terms and conditions of the Agreement and Plan of Merger, at the Effective Time, (1) Acquisition Corp. will merge with and into Harbor and, consequently, Harbor will become a direct wholly-owned subsidiary of FirstCity operating under the name "Harbor Financial Group, Inc.", (2) each issued and outstanding share of Harbor Common Stock (other than shares held in Harbor's treasury) will be converted into the right to receive approximately 9.205 shares of FirstCity Common Stock (the "Conversion Ratio") and (3) each share of Harbor Common Stock held by Harbor as treasury stock will be canceled and cease to exist and no consideration will be delivered therefor. As a result of the Harbor Merger, the Harbor stockholders will receive an aggregate of 1,581,000 shares of FirstCity Common Stock having an aggregate value of approximately $39,525,000 (based on the closing price for FirstCity Common Stock of $25.00 as reported on NASDAQ National Market System on May 23, 1997) or approximately $230 per share for each outstanding share of Harbor Common Stock. Upon consummation of the Harbor Merger, the current stockholders of FirstCity will own approximately 75.7% of the outstanding FirstCity Common Stock and the former stockholders of Harbor will own approximately 24.3% of the outstanding FirstCity Common Stock.


     At the Effective Time, each holder of Harbor Common Stock shall deliver the certificates representing the stockholder's shares of Harbor Common Stock to FirstCity in exchange for a certificate representing the number of shares of FirstCity Common Stock to which the Harbor Stockholder is entitled pursuant to the Agreement and Plan of Merger. Fractional shares will be paid in cash in an amount equal to such fractional part of a share of FirstCity Common Stock multiplied by the average closing price of FirstCity Common Stock for the 10 days immediately preceding the Effective Date. Consummation of the Harbor Merger is subject to various conditions including obtaining approvals or consents from various regulatory agencies with oversight and approval rights with respect to Harbor's business or a change in control of Harbor. See "Summary -- Conditions," and "Terms of the Harbor Merger". For accounting purposes the Harbor Merger is intended to qualify as a pooling of interests in accordance with the form and substance of the transaction. See "The Harbor Merger -- Accounting Treatment."

     Prior to the consummation of the Harbor Merger, each of Harbor and FirstCity is required, under the Agreement and Plan of Merger, to conduct its respective business as presently conducted, except as expressly agreed to by the other party. Upon consummation of the Harbor Merger, FirstCity anticipates the current executive management of Harbor will continue to have day-to-day management responsibilities for the affairs of Harbor. See "Risk
Factors -- Reliance on Key Personnel." FirstCity will provide oversight and general business advice to Harbor's management and will consult with Harbor management on matters of general business interest.

     Subject to certain terms and conditions, the Agreement and Plan of Merger may be terminated prior to the time the Harbor Merger becomes effective. If the Agreement and Plan of Merger is terminated (i) as a result of a failure to obtain any approval of stockholders required for consummation of the Harbor Merger, (ii) as a result of certain material breaches of any of the representations, warranties, covenants or agreements contained in the Agreement and Plan of Merger, or (iii) because the applicable conditions precedent to the obligations of Harbor or FirstCity have not been satisfied or waived, then the terminating party may be entitled to receive the sum of $100,000 from the other party as reimbursement for its time, effort and expense in pursuing the transactions contemplated by the Agreement and Plan of Merger. See "Terms of the Harbor Merger -- Termination; Termination Fee; Reimbursement of Expenses."

BACKGROUND OF THE HARBOR MERGER

     In evaluating its strategic business initiatives to identify specialty financial services companies which offer long-term growth prospects, FirstCity identified residential mortgage activities as a desirable compliment to its existing core business of distressed asset acquisition. The ability to expand the scope of products offered to homeowners, the prospects of home improvement lending as housing becomes more expensive, and the increasing market for non-prime mortgage products all are attractive business opportunities to FirstCity. In identifying Harbor as a prospective strategic partner with which to merge, FirstCity was attracted to the combination of Harbor's origination and servicing operations as well as the management strengths exhibited by the senior management team of Harbor. After a careful evaluation, FirstCity's management and board determined that a merger with Harbor would provide FirstCity with an attractive strategic partner with which to address the opportunities believed to exist in the mortgage markets.


     The relative consistency of the earnings stream to be derived from a mortgage banking business compliments the variability of the earnings stream derived from FirstCity's core business. An additional advantage is FirstCity's access to the public debt and equity markets to support Harbor's increasing capital needs as its business grows and expands. The management of Harbor and FirstCity believe that this unique attribute should allow the combined company to accumulate capital for growth substantially faster than competitors in the market.


     In summary, the combination of the perceived management strengths of the Harbor management team, its competitive position in the mortgage market, its mix of origination and servicing capabilities, and the prospects for growth within the markets served by Harbor appear to offer significant synergistic benefits to both shareholder groups.

RECOMMENDATION OF THE BOARDS OF DIRECTORS OF FIRSTCITY AND HARBOR

     THE BOARD OF DIRECTORS OF FIRSTCITY RECOMMENDS THAT FIRSTCITY STOCKHOLDERS VOTE THEIR SHARES OF FIRSTCITY COMMON STOCK FOR THE ISSUANCE OF 1,581,000 SHARES OF FIRSTCITY COMMON STOCK IN CONNECTION WITH THE HARBOR MERGER. See "The Harbor Merger -- FirstCity's Reasons for the Harbor Merger."

     THE BOARD OF DIRECTORS OF HARBOR RECOMMENDS THAT HARBOR STOCKHOLDERS CONSENT TO THE HARBOR MERGER.

OPINION OF FINANCIAL ADVISORS OF FIRSTCITY

     Salomon Brothers Inc ("Salomon"), financial advisor to the Board of Directors of FirstCity in connection with the transactions contemplated by the Agreement and Plan of Merger, has delivered its written opinion, dated as of March 20, 1997, to the Board of Directors of FirstCity that, based on the various considerations set forth therein, the Conversion Ratio (as defined in "Terms of the Harbor Merger -- Effect of the Harbor Merger on Harbor Common Stock") is fair to FirstCity from a financial point of view. The full text of the written opinion of Salomon, dated as of March 20, 1997, is set forth as Exhibit B to this Proxy Statement/Prospectus and should be read in its entirety. See "The Harbor Merger-Opinion of FirstCity's Financial Advisor as to Fairness."

CERTAIN EFFECTS OF THE HARBOR MERGER

     If the Harbor Merger is consummated, Harbor and Acquisition Corp. will merge and the Surviving Corporation (which will continue the business of Harbor) will become a direct wholly-owned subsidiary of FirstCity. See "The Harbor Merger -- Certain Effects of the Harbor Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     No ruling from the Internal Revenue Service has been or will be sought with respect to the anticipated federal income tax consequences of the proposed Harbor Merger. The Harbor Merger is intended to qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the "Tax Code"). It is a condition to Harbor's obligation to consummate the Harbor Merger that Harbor shall have received from Bracewell & Patterson, LLP, counsel to Harbor, an opinion addressed to Harbor substantially to the effect that (i) the Harbor Merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Tax Code; (ii) Harbor will be a party to the reorganization within the meaning of section 368(b) of the Tax Code; (iii) no gain or loss will be recognized by Harbor as a result of the Harbor Merger; and (iv) no gain or loss will be recognized by any stockholder of Harbor as a result of the Harbor Merger with respect to Harbor Common Stock converted solely into FirstCity Common Stock.



INTERESTS OF CERTAIN PERSONS IN THE HARBOR MERGER



     Under the terms of the Agreement and Plan of Merger, it is a condition to closing the Harbor Merger that Mr. Gillen enter into an employment agreement with respect to his continued employment as chief executive officer of Harbor following the Harbor Merger. Although the terms and conditions of such agreement have not been finalized it is anticipated that Mr. Gillen's employment will be for a minimum of three years from Closing and that Mr. Gillen will receive a salary (currently expected to be $300,000 per year) and benefits and participate in FirstCity's executive bonus pool at a level commensurate with FirstCity's current executive officers and members of its executive committee. Mr. Gillen currently receives a salary of $228,900 per year from Harbor, and in 1996 received additional compensation aggregating $27,500 from Harbor. See "The Harbor Merger -- Interests of Certain Persons in the Harbor Merger."


EFFECTIVE TIME; CLOSING

     The closing (the "Closing") of the transactions contemplated by the Agreement and Plan of Merger will take place as soon as practicable following the satisfaction or waiver, if permissible, of the conditions precedent to the Harbor Merger set forth in the Agreement and Plan of Merger, or at such other time as the parties to the Agreement and Plan of Merger may agree. See "Terms of the Harbor Merger -- Conditions."

NO SOLICITATION

     Pursuant to the Agreement and Plan of Merger, from the date of the Agreement and Plan of Merger until the Effective Time, Harbor may not authorize or permit any of its directors, officers, employees, or any investment banker, financial advisor, attorney, accountant or other representative or agent of Harbor or any of its subsidiaries, to, directly or indirectly, solicit, initiate or encourage the initiation of any inquiries or proposals relating to, or the making of any proposal which constitutes, or which may reasonably be expected to lead to, or participate in any discussions or negotiations, or provide any third party with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement any of the foregoing, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Harbor or any of its subsidiaries, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Harbor or any of its subsidiaries, except to the extent legally required for the discharge of the fiduciary duties of the Board of Directors.

     See "Terms of the Harbor Merger -- No Solicitation."

CONDITIONS

     In addition to the approval of the issuance of 1,581,000 shares of FirstCity Common Stock by the stockholders of FirstCity in connection with the Harbor Merger, and the approval of the Agreement and Plan of Merger by the stockholders of Harbor, the respective obligations of Harbor and FirstCity to consummate the Harbor Merger are subject to the satisfaction or waiver, where permissible, of certain conditions, some of which are described below. There is no assurance that all of these conditions will be met. See "Terms of Harbor Merger -- Conditions."

     Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act") and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Harbor Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and specified waiting period requirements have been satisfied. The parties expect that notification and report forms under the HSR Act will be filed with the FTC and the Antitrust Division of the Justice Department (the "Antitrust Division") shortly. At any time before or after the consummation of the Harbor Merger, and notwithstanding that the HSR Act waiting period has expired, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Harbor Merger or seeking divestiture of substantial assets of the Company or Harbor. At any time before or after the consummation of the Harbor Merger, and notwithstanding that the HSR Act waiting period has expired, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of Harbor or businesses of FirstCity or Harbor. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

     Other conditions include a requirement to obtain consents from certain third parties including the consents of the Federal Housing Administration, Federal National Mortgage Association and Government National Mortgage Association. FirstCity, Acquisition Corp. and Harbor are aware of no other material government or regulatory approvals or consents required for the consummation of the Harbor Merger, other than confirmation of the effectiveness of the Registration Statement and the filing and continued effectiveness of an amendment thereto containing a resale prospectus intended to permit certain stockholders of Harbor to sell without restriction the shares of FirstCity Common Stock to be received by such stockholders in connection with the Harbor Merger, and compliance with applicable securities laws of the various states.

RIGHTS OF DISSENTING STOCKHOLDERS


     Under Delaware law, Harbor stockholders have certain dissenters' rights of appraisal in connection with the Harbor Merger. To preserve such rights, stockholders must comply with the provisions of Section 262 of the Delaware General Corporation Law ("DGCL"), a copy of which section is attached to this Proxy Statement/Prospectus and incorporated herein as Exhibit C. Section 262 requires, among other things, that stockholders demanding appraisal rights thereunder have neither voted in favor of nor consented in writing to the merger. See "Comparative Rights of Holders of Harbor Common Stock and FirstCity Common Stock." See "Terms of the Harbor Merger -- Rights of Dissenting Stockholders."


DIVIDEND POLICY -- FIRSTCITY


     FirstCity believes that the best use of its available cash is to pursue investment opportunities. Therefore, FirstCity expects to retain all earnings and does not anticipate that it will declare or pay any dividends on the FirstCity Common Stock in the foreseeable future. For additional information, reference is made to Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources in FirstCity's Annual Report filed on Form 10-K for the year ended December 31, 1996, as amended by FirstCity's 10-K/A No. 1 filed with the Commission on April 30, 1997, FirstCity's 10-K/A No. 2 filed with the Commission on May 9, 1997 and FirstCity's 10-K/A No. 3 filed with the Commission on May 28, 1997, and in FirstCity's Quarterly Report filed on Form 10-Q for the quarter ended March 31, 1997 filed with the Commission on May 15, 1997, which is incorporated herein by reference.


DIVIDEND POLICY -- HARBOR

     Harbor did not declare any dividends in respect of the Harbor Common Stock during fiscal years 1995 and 1996. Harbor believes that the best use of its available cash is to invest in expansion of loan production and servicing. Therefore, Harbor has retained all earnings for those purposes. In addition, Harbor must comply with certain covenants provided in various loan agreements, including requirements relating to net worth, cash flow, loan servicing portfolio, current ratio, debt-to-equity ratio and payment of dividends by Harbor and receipt of dividends by Harbor from its subsidiaries. Under the covenants of the master residential warehouse line of credit, Harbor's subsidiary can only declare and pay dividends to Harbor as reasonably required by Harbor to pay consolidated federal income tax due and payable. This covenant effectively precludes Harbor from paying dividends (including, following the Harbor Merger, to FirstCity) without the approval of the lenders under the master warehouse credit facility. See "Information Regarding Harbor -- Certain Harbor Stockholder Matters."

ANNUAL REPORT

     FirstCity's Annual Report to Securityholders for the year ended December 31, 1996, which includes, among other things, FirstCity's audited consolidated balance sheets at December 31, 1996 and 1995, and FirstCity's audited consolidated statements of income, statements of shareholders' equity and statements of cash flows for the three years ended December 31, 1996, 1995 and 1994, respectively, has been mailed to stockholders of record as of the Record Date.

MARKET PRICE DATA -- FIRSTCITY

     FirstCity Common Stock is included in the National Association of Securities Dealers Automated Quotations System ("Nasdaq") and designated on the Nasdaq National Market under the symbol "FCFC."

     The high and low closing prices of the FirstCity Common Stock for the periods indicated are set forth below:

                                          1997                1996                1995
                                    ----------------    ----------------    ----------------
          QUARTER ENDED              HIGH      LOW       HIGH      LOW       HIGH      LOW
          -------------             ------    ------    ------    ------    ------    ------
March 31..........................  $29.50    $23.00    $22.88    $18.25    $   --    $   --
June 30...........................  $27.75(1)  20.00(1)  29.00     18.75        --        --
September 30......................      --        --     29.50     24.63     18.50(2)  12.00(2)
December 31.......................      --        --     31.88     27.75     22.38     15.13

---------------


(1) Through May 22, 1997


(2) Beginning July 3, 1995, the date of the J-Hawk Merger.

     On January 7, 1997, the last trading day prior to public announcement of the Harbor Merger, the last sales price for FirstCity Common Stock reported on the Nasdaq National Market was $29.00.


     The last sale prices of FirstCity Common Stock, as reported by the Nasdaq National Market on May 28, 1997, the last trading day prior to the date of this
Proxy Statement/Prospectus, was $      .


MARKET PRICE DATA -- HARBOR


     Harbor Common Stock is held by 25 stockholders and there is no public market for such stock. The only transactions in Harbor Common Stock within the past two years known to Harbor management were related to issuance of shares for services rendered or to purchases and matching contributions for Harbor's 401K Plan in the normal administration of such plan.



     The following table presents, as of January 7, 1997, the date immediately preceding the announcement of the Letter of Intent between FirstCity and Harbor, the market value of the securities of FirstCity and Harbor and pro forma for Harbor, giving effect to the conversion ratio of 9.205 shares of FirstCity Common Stock for each share of Harbor Common Stock.



                                               HARBOR
                           -----------------------------------------------
       FIRSTCITY                HISTORICAL                PRO FORMA
------------------------   ---------------------   -----------------------
PER SHARE    AGGREGATE     PER SHARE   AGGREGATE   PER SHARE    AGGREGATE
---------   ------------   ---------   ---------   ---------   -----------
 $29.00     $142,800,000                           $ 266.45    $ 45,850,00


---------------


(1) There is no public market for the Common Stock of Harbor. The book value of Harbor was approximately $10,589,000, in the aggregate, or approximately $63.37 per share on the date indicated.



     The market price of the FirstCity Common Stock on May 23, 1997 was $25.00 as quoted on the Nasdaq National Market or the equivalent of approximately $230 per share and $39,525,000 in the aggregate, pro forma, for the Harbor Common Stock.

COMPARATIVE UNAUDITED FINANCIAL INFORMATION

     The following selected data is presented to illustrate the pro forma effect of the Harbor Merger to each shareholder group.

                                   (1)         (1)

                                                 HARBOR(1)                  FIRSTCITY(2)                  PRO FORMA(3)
                                         -------------------------   ---------------------------   ---------------------------
                                          1996      1995     1994     1996      1995      1994      1996      1995      1994
                                         -------   ------   ------   -------   -------   -------   -------   -------   -------
Total Shareholders Equity..............  $10,589   $6,537   $5,955   $74,213   $46,251   $21,167   $84,802   $52,788   $27,122
  Net earnings (loss) to common
    shareholders.......................  $ 3,724   $  511   $ (582)  $27,696   $10,857   $ 6,027   $33,396   $11,368   $ 5,445
Historical weighted average shares
  outstanding..........................      167      166      143     4,923     3,642     2,544
  Historical Earnings (loss) per
    share..............................  $ 22.28   $ 3.08   $(4.06)  $  5.63   $  2.98   $  2.37
  Historical Book value per share......  $ 63.37                     $ 15.05
Pro Forma weighted average shares
  outstanding..........................                                                              6,504     5,223     4,125
  Pro Forma Earnings (loss) per
    share..............................  $ 47.22   $20.07   $12.15                                 $  5.13   $  2.18   $  1.32
  Pro Forma Book Value per share.......  $119.85                     $ 15.05                       $ 13.02


---------------


(1) Harbor presented on an historical basis with pro forma per share data reflecting the pro forma amounts per share multiplied by the exchange ratio of 9.205 shares of FirstCity Common Stock for each share of Harbor Common Stock. No adjustments were necessary as a result of non-recurring charges or dividends as none were incurred or paid during the periods presented.


(2) Historical data for FirstCity.


(3) Pro forma data to give effect to the proposed Harbor Merger and the issuance of 1,581,000 shares of FirstCity Common Stock in the pooling of interests transaction. Pro forma effect has been provided in the above analyses for the effect expected to be derived, following the Harbor Merger, from the ability of the merged company to utilize the FirstCity NOLs (as defined in "Risk Factors -- Availability of Federal Income Tax Benefits") to offset taxable income for so long as the NOLs are available. This effect resulted in an increase in earnings of $1,976 in 1996, $0 in 1995 and 1994. See "Pro Forma Condensed Financing Information" and "Risk Factors -- Availability of Federal Income Tax Benefits."

                                  RISK FACTORS


     In addition to the other information contained in this Proxy Statement/Prospectus and incorporated herein by reference, prospective investors in the FirstCity Common Stock should carefully consider the following information. Reference is made to additional information contained in Parts I and II of FirstCity's Annual Report filed on Form 10-K for the year ended December 31, 1996, as amended by FirstCity's 10-K/A No. 1 filed with the Commission on April 30, 1997, FirstCity's 10-K/A No. 2 filed with the Commission on May 9, 1997 and FirstCity's 10-K/A No. 3 filed with the Commission on May 28, 1997, and the information contained in Item 2 of FirstCity's Quarterly Report on Form 10-Q filed with the Commission on May 15, 1997, which is incorporated herein by reference.


GENERAL ECONOMIC CONDITIONS

     Periods of economic slowdown or recession, rising interest rates or declining demand for real estate may adversely affect certain segments of the FirstCity's business. Although such economic conditions may increase the number of non-performing assets available for acquisition, such conditions could also adversely affect the disposition of asset pools, lead to a decline in prices or demand for collateral underlying asset pools or increase the cost of capital invested by FirstCity and the length of time that capital is invested in a particular pool, thereby negatively impacting the rate of return upon disposition.


UNCERTAINTY OF ASSET AVAILABILITY IN THE ASSET ACQUISITION AND DISPOSITION BUSINESS


     The asset acquisition and disposition business is relatively new, existing for approximately one decade. During the initial stages of development of the business, there were relatively few competitors and little experience regarding the ultimate resolution of distressed asset portfolios. As the business has matured, industry participants have become increasingly knowledgeable about the business and more sophisticated in evaluating and pricing assets. As a result, the competition for portfolios has increased, resulting in higher prices and lower resulting yields. In addition, the number of asset portfolios available for purchase has declined since 1993 largely as a result of the Resolution Trust Corporation and Federal Deposit Insurance Corporation, from which FirstCity acquired most of its distressed assets in 1991 and 1992, winding down and terminating their sales of such assets. With private market sellers, rather than government entities, comprising most of the market for assets to be sold, more negotiated transactions and fewer bid situations are available. FirstCity cannot predict the future volume of assets available for acquisition. Consequently, it is difficult to predict the long-term future of the asset acquisition and disposition business.

     Pursuant to state and federal regulations, certain financial institutions, primarily commercial banks and insurance companies, are required to allocate more regulatory capital to underperforming and non-performing assets. Consequently, it is often less expensive from a regulatory capital perspective for such entities, rather than retaining such assets, to instead sell such assets at a substantial discount from the stated amounts thereof. In the aggregate, such entities are one of the most important sellers of Purchased Asset Pools. If such regulations were changed in the future, to decrease the regulatory capital required to be allocated to underperforming and non-performing assets, such entities would have less incentive to dispose of such assets. To the extent such entities retained distressed assets rather than selling them there would be a decreased supply of such assets available for purchase by FirstCity and its competitors. Any significant decrease in the supply of assets available for purchase likely would result in significant decreases in revenues in the distressed asset acquisition industry. There can be no assurance that any such regulatory changes will not be adopted.


RISK ASSOCIATED WITH EXPANSION OF BUSINESS INTO NEW LINES


     FirstCity has recently decided to explore and pursue investments in specialty finance arenas outside its existing core business. In pursuing this strategy, FirstCity recently acquired a non-prime auto finance business and commenced the purchase of proprietary student loans. The development of such new business lines will require the investment of additional capital, the continuous involvement of senior management and the development of appropriate finance and diligence criteria to achieve a successful outcome. There can be no assurance that FirstCity will succeed in developing, acquiring or managing additional areas of business.

RISK OF FAILING TO EXECUTE ACQUISITION STRATEGY



     FirstCity has identified several specialty financial services sectors as prospective areas to investigate for the identification of possible acquisition candidates. Such sectors include, but are not necessarily limited to, aspects of consumer and mortgage finance, commercial real estate and business lending and equity investments or subordinated loans to operating businesses. In addition, FirstCity has identified critical elements an acquisition candidate should possess to be an attractive candidate including, but not limited to, (1) management expertise, (2) consistent, proven earnings capability,(3) compatibility with FirstCity's operating philosophy, (4) an identifiable market niche offering growth potential and (5) a servicing base to support owned assets. There can be no assurance that FirstCity can locate candidates that meet some or all of the enumerated criteria or that, if located, any such candidates could be acquired by FirstCity at prices or for value that would be determined by FirstCity's board of directors, to be in the best interest of FirstCity stockholders. The inability of FirstCity to locate and acquire acquisition targets could adversely impact FirstCity's prospects for future growth.


AVAILABILITY OF FEDERAL INCOME TAX BENEFITS

     FirstCity believes that the J-Hawk Merger constituted a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Tax Code"). However, FirstCity did not obtain a private letter ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel to that effect, and there can be no assurance that the FirstCity position will be sustained. If the FirstCity position is not sustained, FirstCity would incur certain tax liabilities which could be equivalent to the annual tax liability incurred by other corporations at normal maximum effective federal corporate tax rates figured at 35% of pre-tax income. Additionally, FirstCity might be subject to assessment of federal income tax on income previously reported following the merger with J-Hawk at normal statutory rates plus penalty and interest. If FirstCity were unable to utilize its NOLs to shelter its future taxable income, it would lose significant competitive advantages which it now enjoys. Such advantages include, but are not necessarily limited to, FirstCity's ability to generate capital to support its expansion plans on a tax-advantaged basis, to shelter its and its subsidiaries' pre-tax income, and to have access to the cash flow which would otherwise be represented by payments of federal income tax liability.

     Although FirstCity believes the approximately $600 million in net operating losses ("NOLs") are available to offset future taxable income of FirstCity, there is no authority governing many of the tax aspects of the J-Hawk Merger. Additionally, no ruling has been obtained from the IRS regarding the availability of the NOLs to FirstCity; therefore, there can be no assurances that the availability of the NOLs will not be challenged by the IRS. See "Certain Federal Income Tax Consequences of the Harbor Merger."


CONTINUING NEED FOR RECOURSE AND NON-RECOURSE FINANCING AND EQUITY INVESTMENTS


     FirstCity's ability to execute its business strategy depends on its ability to continue to be able to secure non-recourse financing for its Acquisition Partnerships, its wholly-owned special purpose subsidiaries formed for the purpose of acquiring asset pools, and for its operating subsidiaries engaged in the business of originating or acquiring various types of originated credit. In addition to FirstCity's need for such non-recourse financing, it must have access to liquidity to invest in the equity component of each of the above-described activities. Such liquidity is generated by the cash flow from prior investments, access to the public debt and equity markets and to recourse borrowings incurred by FirstCity backed by the full faith and credit of FirstCity, as contrasted to the non-recourse borrowings discussed above. Market factors affect FirstCity's access to the capital markets. Such factors include, but are not necessarily limited to, changes in interest rates, general economic conditions and the perception in the capital markets of FirstCity's business, results of operations, leverage, financial condition and business prospects. There can be no assurance that FirstCity's relationship with Cargill (as discussed below), or its funding relationships with commercial banks, investment banks and financial services companies which have previously provided financing for FirstCity and the Acquisition Partnerships will continue.

IMPACT OF CHANGING INTEREST RATES


     Most of the indebtedness incurred by FirstCity and the Acquisition Partnerships is floating rate debt, the rates of which change when certain short term benchmark interest rates increase. If these benchmark rates increase beyond what FirstCity had originally projected, the anticipated profitability of FirstCity and the Acquisition Partnerships will be adversely affected. Additionally, if interest rates rise significantly, FirstCity or the Acquisition Partnerships may be unable to meet such obligations. In addition, even if FirstCity and the Acquisition Partnerships are able to service acquisition debt, significant increases in interest rates will depress margins on the disposition of such portfolios, thereby decreasing FirstCity's overall earnings, which may prevent FirstCity from meeting other debt obligations it has incurred or may incur in the future. Although FirstCity and the Acquisition Partnerships may be able to negotiate caps on interest rates or otherwise hedge against such risk, there can be no assurance that they will be able to do so, or that they will be able to hedge against such risk at a reasonable cost.


RISK OF INABILITY TO LEVERAGE COMMON EQUITY AND MEET FINANCIAL COVENANTS UNDER LOAN AGREEMENTS


     To date, FirstCity has been able to leverage its common equity base through recourse borrowings under the Cargill Credit Facility (as defined below), the proceeds of which are available to invest in equities of the Acquisition Partnerships, the special purpose wholly-owned subsidiaries and the operating subsidiaries. The Cargill Credit Facility and other debt obligations and agreements of FirstCity, its wholly-owned subsidiaries and its Acquisition Partnerships contain financial and other operating covenants which restrict or otherwise limit the activities of the borrowing entity. The Cargill Credit Facility does not limit the amount of non-recourse borrowing which can be incurred by entities other than FirstCity, but does contain covenants which restrict (1) dividend payments or other distributions, (2) additional indebtedness at the FirstCity level, (3) other liens or encumbrances on FirstCity's equity in its subsidiaries and its Acquisition Partnerships, (4) the sale or disposition of assets, (5) FirstCity's ability to merge or consolidate with other entities which would result in a change of control, and (6) other activities typical of a facility of this nature.


RELATIONSHIP WITH AND DEPENDENCE UPON CARGILL


     FirstCity's relationship with Cargill Financial Services Corp. ("Cargill") is significant in a number of respects. Cargill, a subsidiary of Cargill, Inc., a privately held, multi-national agricultural and financial services company, provides equity and debt financings for many of the Acquisition Partnerships, and has provided a $35 million revolving line of credit to FirstCity (the "Cargill Credit Facility"). Cargill owns approximately 4.9% of the FirstCity Common Stock, and a Cargill designee, David MacClennan, serves as a director of FirstCity. In addition, FirstCity believes its relationship with Cargill significantly enhances FirstCity's credibility as a purchaser of Purchased Asset Pools, and as FirstCity seeks to expand into other business lines. Although management believes that FirstCity's relationship with Cargill is excellent, there can be no assurance that such relationship will continue in the future. If such relationship were to terminate, FirstCity and the Acquisition Partnerships would be required to find alternative sources for the financing Cargill has provided to them in order to continue the conduct of the business. There can be no assurance that such alternative financing would be available. Any termination of such relationship may also harm the credibility of FirstCity in connection with its acquisition activities and its efforts to expand into other lines of business.

COMPETITION

     In its distressed asset acquisition activities, FirstCity competes with investment banks, investment partnerships created for the primary purpose of acquiring distressed assets, private financial services companies generally similar to FirstCity, sole proprietorships and other legal entities, including local and regional competitors. Some of these competitors have greater financial resources and lower required financial rates of return on their investments than FirstCity. As a result, certain of the FirstCity's competitors may be better able than FirstCity to acquire new asset pools, to pursue new business opportunities and to survive periods of industry consolidation. FirstCity believes its competitors in the specialty finance area will be similar to its current competitors in the distressed asset acquisition business.

     FirstCity's ability to acquire asset pools will be important to its future growth. Acquisitions of assets are often based on competitive bidding, where there are dangers of bidding too low (which generates no business), and of bidding too high (which could win the portfolio at an economically unattractive price). Asset acquisitions also require significant capital. There currently is substantial competition for asset pool acquisitions, and such competition could increase in the future.

RELIANCE ON KEY PERSONNEL

     FirstCity is dependent on the efforts of certain members of senior management, particularly James R. Hawkins (Chairman and Chief Executive Officer), James T. Sartain (President and Chief Operating Officer), Rick R. Hagelstein (Executive Vice President and Managing Director of Asset Management) and Matt A. Landry, Jr. (Executive Vice President, Managing Director of Mergers and Acquisitions and Senior Financial Officer). If one or more of such individuals becomes unable or unwilling to continue in his present role, the FirstCity's business, operations or prospects could be adversely impacted. None of such individuals has entered into an employment agreement. There can be no assurance that any of the foregoing individuals will continue to serve in his current capacity or for what time period such service might continue.

     Upon consummation of the Harbor Merger, the management of Harbor will continue to operate the business of Harbor as a semi-autonomous business. Harbor is dependent on the efforts of certain members of management, including Richard Gillen, the Chief Executive Officer of Harbor. If one or more of such individuals becomes unable or unwilling to continue in their present role, Harbor's business, operations or prospects could be adversely impacted. Under the terms of the Agreement and Plan of Merger it is a condition to closing the Harbor Merger that Mr. Gillen enter into an employment agreement with respect to his continued employment as Chief Executive Officer of Harbor following the Harbor Merger. See "Other FirstCity Annual Meeting Matters -- Employment Agreements and Severance and Change-in-Control Arrangement" and "Terms of the Harbor Merger -- Employment Agreement." None of such other individuals has entered into an employment agreement with Harbor. There can be no assurance that any of the foregoing individuals will continue to serve in their current capacity or for what time period such service might continue.

INFLUENCE OF CERTAIN STOCKHOLDERS

     The directors and executive officers of FirstCity collectively beneficially own 42.8% (33.2% upon consummation of the Harbor Merger) of the FirstCity Common Stock. Although there are no agreements or arrangements with respect to voting such FirstCity Common Stock among such persons except as described below, such persons, if acting together may effectively be able to control any vote of stockholders of FirstCity and thereby exert considerable influence over the affairs of FirstCity. James R. Hawkins, the FirstCity's Chairman of the Board and Chief Executive Officer, is the beneficial owner of 17.8% of the FirstCity Common Stock (13.8% upon consummation of the Harbor Merger). James T. Sartain, President and Chief Operating Officer of FirstCity and ATARA I, Ltd. ("ATARA"), an entity associated with Rick R. Hagelstein, Executive Vice President and Managing Director of FirstCity, each beneficially own 6.9% (5.4% upon consummation of the Harbor Merger) of the outstanding FirstCity Common Stock. In addition, Cargill owns approximately 4.4% of the FirstCity Common Stock (3.4% upon consummation of the Harbor Merger). Mr. Hawkins, Mr. Sartain, Cargill and ATARA are parties to a shareholder voting agreement (the "Shareholder Voting Agreement"). Under the Shareholder Voting Agreement, Mr. Hawkins, Mr. Sartain and ATARA are required to vote their shares in favor of Cargill's designee for director of FirstCity, and Cargill is required to vote its shares in favor of one or more of the designees of Messrs. Hawkins and Sartain and ATARA. Messrs. Hawkins and Sartain, ATARA and Cargill collectively are the beneficial owners of an aggregate of 36.0% of the FirstCity Common Stock (27.9% upon consummation of the Harbor Merger). As a result of the foregoing, even after consummation of the issuance of the FirstCity Common Stock offered hereby, Mr. Hawkins, Mr. Sartain, Mr. Hagelstein and Cargill likely will be able to continue to exert considerable influence over the affairs of FirstCity. Upon consummation of the Harbor Merger, Richard J. Gillen, chairman and chief executive officer of Harbor and Ed Smith, a director of Harbor and certain of his affiliates will be the beneficial owners of 11.3% and 11.2%, respectively, of the FirstCity Common Stock. As a result, Messrs. Gillen and Smith (and his affiliates) may be able to exert influence over the affairs of FirstCity.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Harbor Merger, FirstCity will have 6,513,390 outstanding shares of FirstCity Common Stock.

     The shares of FirstCity Common Stock offered in connection with the Harbor Merger have been registered under the Securities Act and may be resold without restriction under the Securities Act, except for any such shares acquired by an "affiliate" (as defined under the Securities Act) of Harbor, which will be subject to the resale limitations of Rule 144 and Rule 145(d) promulgated under the Securities Act. Pursuant to the Agreement and Plan of Merger, the Registration Statement of which this Proxy Statement/Prospectus forms a part contains a prospectus pursuant to which Messrs. Gillen and Smith may publicly sell the shares of FirstCity common stock received by them in connection with the Harbor Merger. The shares of FirstCity Common Stock issued to former security holders of FCBOT pursuant to the Supplemental Disclosure Statement with Respect to Joint Plan of Reorganization by First City Bancorporation of Texas, Inc., Official Committee of Equity Security Holders, and J-Hawk Corporation, with the participation of Cargill Financial Services Corporation, Under Chapter 11 of the United States Bankruptcy Code (the "Plan") (approximately 37.9% of the outstanding shares upon consummation of the Harbor Merger) were issued pursuant to an exemption from registration under the Securities Act under Section 1145(a) of the Bankruptcy Code, and consequently, are generally eligible for resale to the public. The shares of FirstCity Common Stock issued to former shareholders of J-Hawk pursuant to the J-Hawk Merger (approximately 37.8% of the outstanding shares after consummation of the Harbor Merger) are "restricted securities" within the meaning of Rule 144 (the "Restricted Shares") and may be publicly resold only if registered under the Securities Act or sold in accordance with an applicable exemption from such registration, such as Rule 144. In this regard, FirstCity currently has an effective shelf registration statement on Form S-3 on file with the SEC with respect to the Restricted Shares pursuant to which the holders of such Restricted Shares may sell such Restricted Shares without restriction to the public.

     The utilization of FirstCity's NOLs may be limited or prohibited under the Tax Code in the event of certain ownership changes. FirstCity's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") contains certain provisions restricting the transfer of its securities that are designed to avoid the possibility of such changes. Such restrictions may prevent certain holders of FirstCity Common Stock from transferring such stock even if such holders are permitted to sell such stock publicly under the Securities Act. See "Description of FirstCity Securities" and "The Harbor Merger -- Certain Federal Income Tax Consequences of the Harbor Merger."

ANTI-TAKEOVER CONSIDERATIONS

     FirstCity's Certificate of Incorporation and By-Laws contain a number of provisions relating to corporate governance and the rights of stockholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect to the extent they are utilized to delay, defer or prevent a change of control of FirstCity by deterring unsolicited tender offers or other unilateral takeover proposals and compelling negotiations with FirstCity's Board of Directors rather than non-negotiated takeover attempts even if such events would be favorable to the interests of stockholders. See "Description of FirstCity Securities -- Delaware Law and Certain Corporate Provisions." The FirstCity's Certificate of Incorporation also contains certain provisions restricting the transfer of its securities that are designed to prevent ownership changes that might limit or eliminate the ability of FirstCity to use its NOLs. See "Description of FirstCity Securities" and "The Harbor Merger -- Certain Federal Income Tax Consequences of the Harbor Merger."

PERIOD TO PERIOD VARIANCES

     FirstCity's revenue recognition methodology is based upon realized collections on assets, which collections have historically varied significantly and likely will continue to vary significantly from period to period.

Consequently, FirstCity's period to period revenue has historically varied correspondingly and likely will continue to vary correspondingly. Such variances, alone or with other factors, such as conditions in the economy or the financial services industries or other developments affecting FirstCity, may result in significant fluctuations in the trading prices of the FirstCity's securities, particularly the FirstCity Common Stock.

                  FIRSTCITY SELECTED HISTORICAL FINANCIAL DATA


     Reference is made to the information that is contained in Item 6 of FirstCity's Annual Report filed on Form 10-K for the year ended December 31, 1996, as amended by FirstCity's 10-K/A No. 1 filed with the Commission on April 30, 1997, FirstCity's 10-K/A No. 2 filed with the Commission on May 9, 1997 and FirstCity's 10-K/A No. 3 filed with the Commission on May 28, 1997 which is incorporated herein by reference.

                   HARBOR SELECTED HISTORICAL FINANCIAL DATA


     The balance sheet data as of September 30, 1996 and 1995 and income statement data for the years ended September 30, 1996, 1995 and 1994 have been derived from the Consolidated Financial Statements and Notes thereto, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements of September 30, 1996 and 1995, and for each of the years in the three year period ended September 30, 1996, and the report thereon, are included elsewhere in this Prospectus. The balance sheet data as of September 30, 1994, 1993 and 1992 and the income statement data for the fiscal years ended September 30, 1993 and 1992 have been derived from audited consolidated financial statements of Harbor, which are not included in this Prospectus. The selected data presented below for the six month period ended March 31, 1997 and 1996 and as of March 31, 1997 and 1996 are derived from the unaudited consolidated financial statements of Harbor included elsewhere in the Prospectus.



                                            SIX MONTHS ENDED
                                                MARCH 31,                             YEAR ENDED SEPTEMBER 30,
                                         -----------------------   --------------------------------------------------------------
                                            1997         1996         1996         1995         1994         1993         1992
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                             (AMOUNTS IN THOUSANDS EXCEPT FOR PER SHARE DATA)
INCOME STATEMENT DATA:
Income:
  Loan servicing.......................  $    6,936        3,769       10,079        6,508        7,479        6,956        4,451
  Gain on sale of mortgage loans,
    net................................      12,622        9,823       19,523        8,292        3,199        2,997        2,070
  Warehouse
    interest income....................       9,002        5,555       12,320        5,453        4,428        3,059        2,088
    interest expense...................      (7,703)      (3,507)      (9,096)      (3,098)      (1,755)        (877)        (615)
  Net Warehouse Interest Income........       1,299        2,048        3,224        2,355        2,673        2,182        1,473
  Gain on sale of servicing rights,
    net................................       2,266        1,836        2,641        2,011          694          607          646
  Other................................       1,177          712        2,153        1,276        2,617        2,995        2,369
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                             24,300       18,188       37,620       20,442       16,662       15,737       11,009
Expenses:
  Salaries, commissions and employee
    benefits...........................      12,432        7,799       16,105        8,673        7,454        6,559        5,021
  Amortization of mortgage servicing
    rights and deferred excess
    servicing fees.....................       3,087        1,744        4,091        3,823        2,891        2,233          968
    Communication......................       2,208        1,358        3,304        1,592        1,404        1,111          927
    Data processing and equipment......       1,377          859        2,060        1,459        1,420        1,052          710
    Office occupancy...................       1,156          790        1,743        1,325        1,056          740          609
    Interest...........................         803          454        1,004          945        1,646        1,044          948
  Foreclosure provisions and related
    expenses...........................         187           66          140          206           74          176          305
    Other..............................       2,465        1,220        3,185        1,644        1,649        1,832        1,289
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                             23,715       14,290       31,632       19,667       17,594       14,747       10,777
  Income before income taxes,
    extraordinary items and cumulative
    effect of change in accounting
    principle..........................         585        3,898        5,988          775         (932)         990          232
  Income tax expense/(benefit).........         219        1,490        2,264          264         (350)         395           71
Income tax expense -- tax effect of net
  operating loss carryforward..........          --           --           --           --           --           --           79
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before extraordinary
  items and cumulative effect of a
  change in accounting principle.......         366        2,408        3,724          511         (582)         595           82
Extraordinary items:
  Gain from payment of debt, net of
    tax................................          --           --           --           --           --           --        1,339
  Credit from utilization of net
    operating loss carryforward........          --           --           --           --           --           --          769
  Cumulative effect of a change in tax
    method.............................          --           --           --           --           --           20           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Net earnings (loss)............  $      366        2,408        3,724          511         (582)         615        2,190
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Earnings (loss) per share............  $     2.16        14.48        22.28         3.08        (4.06)        4.43        21.66
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Operating Data:
  Loan servicing portfolio (including
    subservicing)......................  $4,559,562    1,783,432    3,947,028    1,448,395    1,435,372    1,666,440    1,418,130
  Volume of loans originated (including
    purchased).........................  $1,012,093      772,095    1,763,654      727,950      428,950      361,318      289,313

                                             MARCH 31,                          SEPTEMBER 30,
                                        -------------------   -------------------------------------------------
                                          1997       1996       1996       1995      1994      1993      1992
                                        --------   --------   --------   --------   -------   -------   -------
                                                                (AMOUNTS IN THOUSANDS)
BALANCE SHEET DATA:
Assets
  Cash and cash equivalents...........  $  2,650   $  6,438   $  5,004   $  5,844   $ 1,154   $ 1,976   $ 2,394
  Mortgage loans held for sale, net...   165,044    159,736    134,348    103,775    36,085    36,542    38,531
  Mortgage loans held for investment,
    net...............................     1,370         16      1,097         23       488       864       933
  Construction loans receivable.......    13,182      4,607      8,816      1,446        --        --        --
  Receivable for escrow, foreclosure,
    and other advances, less allowance
    for losses........................    15,800      1,953     10,320      2,129     2,096     1,206     1,016
  Property and equipment, less
    accumulated depreciation..........     2,312      1,333      2,121      1,270     1,325       896       984
  Mortgage servicing rights and
    deferred excess servicing fees,
    net...............................    39,057     18,258     33,517     12,902    10,465    13,229    13,341
  Accrued interest, other receivables,
    and other assets..................    13,053      6,581      5,355      2,773     1,917     2,361     1,931
                                        --------   --------   --------   --------   -------   -------   -------
         Total assets.................  $252,468   $198,922   $200,578   $130,162   $53,530   $57,074   $59,130
Liabilities and Shareholders' Equity
  Liabilities:
  Notes payable to banks:
    Warehouse lines of credit
      collateralized by mortgage loans
      held for sale:
    Master residential warehouse line
      of credit.......................  $149,217   $156,457   $119,942   $ 99,041   $30,868   $29,205   $37,744
    Subline of master residential
      warehouse line..................        --         --         49        577        --     4,873     1,416
    Other lines of credit.............    18,762      6,402     17,975      4,164     4,732     1,543        --
                                        --------   --------   --------   --------   -------   -------   -------
                                         167,979    162,859    137,966    103,782    35,600    35,621    39,160
    Collateralized by foreclosed real
      estate held for sale:
      Subline of master residential
         warehouse line...............       566         41        291         40        22        26       145
    Other lines of credit.............     1,930         --        576         --        --        --        --
                                        --------   --------   --------   --------   -------   -------   -------
                                           2,496         41        867         40        22        26       145
    Subline of master residential
      warehouse line collateralized by
      receivables for escrow,
      foreclosure, and other assets...    15,916      4,314     10,662      2,171     2,236     1,758       843
    Collateralized by substantially
      all of the Company's assets.....        --         --         --      3,500        --        --        --
    Long-term debt collateralized by
      substantially all of the
      Harbor's assets.................    30,000      9,350     20,000      6,500     7,887    12,030    12,536
                                        --------   --------   --------   --------   -------   -------   -------
                                         216,391    176,564    169,495    115,993    45,745    49,435    52,684
    Accounts payable and accrued
      expenses........................     4,974      2,449      6,623      1,251       724     1,409       887
    Other liabilities.................    17,018      9,189     11,269      6,044     1,019     1,611     1,703
    Deferred tax liability, net.......     2,820      1,828      2,602        337        87       400        71
                                        --------   --------   --------   --------   -------   -------   -------
         Total liabilities............   241,203    190,030    189,989    123,625    47,575    52,855    55,345
                                        --------   --------   --------   --------   -------   -------   -------
  Shareholders' equity:
    Common stock, no par value,
      500,000 shares authorized.......     6,851      6,261      6,262      6,187     6,187     4,199     4,199
    Common stock subscribed...........                   --        338        149       142        --        90
    Additional paid-in-capital........        76         76         76        116       104        41        --
    Retained earnings.................     4,338      2,656      3,972        248      (263)      319      (296)
    Treasury stock....................                 (101)       (59)      (163)     (215)     (340)     (118)
    Stock Subscription Receivable.....        --         --         --         --        --        --       (90)
                                        --------   --------   --------   --------   -------   -------   -------
         Total shareholders' equity...    11,265      8,892     10,589      6,537     5,955     4,219     3,785
Commitments and contingencies
                                        --------   --------   --------   --------   -------   -------   -------
                                        $252,468   $198,922   $200,578   $130,162   $53,530   $57,074   $59,130
                                        ========   ========   ========   ========   =======   =======   =======

              UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

     The following unaudited pro forma condensed financial information and explanatory notes are presented to show the impact on FirstCity's and Harbor's historical financial position and results of operations of the proposed Harbor Merger. The proposed Harbor Merger is reflected in the pro forma financial information using the pooling of interest method of accounting. FirstCity's historical financial statements areas of and for the years end December 31, while Harbor's historical financial statements are as of and for the years ended September 30.

     The pro forma condensed balance sheet assumes that the proposed Harbor Merger was consummated on December 31, 1996. The pro forma condensed statements of income assume the proposed Harbor Merger had been effective during the periods presented.

     The pro forma information should be read in conjunction with the historical financial statements of FirstCity and Harbor and the related notes thereto. The pro forma information is not necessarily indicative of the results of operations or combined financial position that would have resulted had the proposed Harbor Merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations of future periods or future combined financial position.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES
              UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

                           CONSOLIDATED BALANCE SHEET


                                                                            PRO FORMA
                                                                           ADJUSTMENTS
                                                    FIRSTCITY    HARBOR     (NOTE 1)     PRO FORMA
                                                    ---------   --------   -----------   ---------
                                                     (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Assets
  Cash and cash equivalents.......................  $ 11,441    $  5,004                 $ 16,445
  Purchased asset pools and loan receivables,
     net..........................................   107,637       9,913                  117,550
  Mortgage loans held for sale, net...............        --     134,348                  134,348
  Equity investments in and advances to
     acquisition partnerships.....................    21,761          --                   21,761
  Class "A" Certificate of FirstCity Liquidating
     Trust........................................    53,617          --                   53,617
  Mortgage servicing rights and deferred excess
     servicing fees...............................     2,665      33,517                   36,182
  Other assets, net...............................    30,092      17,796                   47,888
                                                    --------    --------     -------     --------
          Total assets............................  $227,213    $200,578     $           $427,791
                                                    ========    ========     =======     ========
Notes payable, secured............................  $ 96,671    $169,495                 $266,166
  Other liabilities...............................     2,712      20,494                   23,206
                                                    --------    --------     -------     --------
          Total liabilities.......................    99,383     189,989                  289,372
                                                    ========    ========     =======     ========

Commitments and contingencies.....................        --          --                       --

Special preferred stock...........................    53,617          --                   53,617
Shareholders' equity:
  Optional preferred stock........................        --          --                       --
  Common stock....................................        49       6,600      (6,584)          65
  Paid in capital.................................    23,182          76       6,584       29,842
  Retained earnings...............................    50,982       3,913                   54,895
                                                    --------    --------     -------     --------
          Total Shareholders' Equity..............    74,213      10,589                   84,802
                                                    --------    --------     -------     --------
          Total Liabilities, Special Preferred
            Stock and Shareholders' Equity........  $227,213    $200,578     $           $427,791
                                                    ========    ========     =======     ========


            See notes to pro forma condensed financial information.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)


                                            1996                                  1995                            1994
                         ------------------------------------------   -----------------------------   -----------------------------
                                               PRO FORMA
                                               ADJUSTMENT     PRO                             PRO                             PRO
                         FIRSTCITY   HARBOR     (NOTE 2)     FORMA    FIRSTCITY   HARBOR     FORMA    FIRSTCITY   HARBOR     FORMA
                         ---------   -------   ----------   -------   ---------   -------   -------   ---------   -------   -------
                                                      (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE DATA)
Net gain on purchased
  asset pools..........   $19,510    $    --    $           $19,510    $11,984    $    --   $11,984    $ 7,636    $    --   $ 7,636
  Servicing fees.......    12,456     10,079                 22,535     10,903      6,508    17,411      8,080      7,479    15,559
Gain on sales of
  mortgage loans,
  net..................        --     19,523                 19,523         --      8,292     8,292         --      3,199     3,199
  Interest income......    19,308      3,224                 22,532     10,169      4,366    14,535         69      2,673     2,742
  Other................     4,070      4,794                  8,864      2,633      1,276     3,909        921      3,311     4,232
                          -------    -------    -------     -------    -------    -------   -------    -------    -------   -------
                           55,344     37,620                 92,964     35,689     20,442    56,131     16,706     16,662    33,368
Expenses:
  Interest on other
    notes payable......    13,872      1,004                 14,876      9,005        945     9,950      1,812      1,646     3,458
  Salaries and
    benefits...........    10,822     16,105                 26,927      8,094      8,673    16,767      7,252      7,454    14,706
  Other general and
    administrative.....    17,383     14,523                 31,906      6,755     10,049    16,804      5,991      8,494    14,485
                          -------    -------    -------     -------    -------    -------   -------    -------    -------   -------
                           42,077     31,632                 73,709     23,854     19,667    43,521     15,055     17,594    32,649
Equity in earnings
  of acquisition
  partnerships.........     6,125         --                  6,125      3,834         --     3,834      7,497         --     7,497
Earnings (loss) from
  operations before
  income taxes.........    19,392      5,988                 25,380     15,669        775    16,444      9,148       (932)    8,216
Provision for income
  taxes................   (16,013)     2,264     (1,976)    (15,725)       936        264     1,200      3,121       (350)    2,771
                          -------    -------    -------     -------    -------    -------   -------    -------    -------   -------
        Net earnings
          (loss).......   $35,405    $ 3,724    $ 1,976     $41,105    $14,733    $   511   $15,244    $ 6,027    $  (582)  $ 5,445
Special preferred
  dividends............     7,709         --                  7,709      3,876         --     3,876         --         --
                          -------    -------    -------     -------    -------    -------   -------    -------    -------   -------
Net earnings (loss) to
  common shareholders..   $27,696    $ 3,724    $           $33,396    $10,857    $   511   $11,368    $ 6,027    $  (582)  $ 5,445
                          =======    =======    =======     =======    =======    =======   =======    =======    =======   =======
Net earnings (loss) per
  share................   $  5.63    $  2.36    $           $  5.13    $  2.98    $  0.32   $  2.18    $  2.37    $ (0.37)  $  1.32
                          =======    =======    =======     =======    =======    =======   =======    =======    =======   =======
Weighted average shares
  outstanding..........     4,923      1,581                  6,504      3,642      1,581     5,223      2,544      1,581     4,125
                          =======    =======    =======     =======    =======    =======   =======    =======    =======   =======


            See Notes to Pro Forma Condensed Financial Information.

                FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES

               NOTES TO PRO FORMA CONDENSED FINANCIAL INFORMATION

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


(1) FirstCity Common Stock exchanged in accordance with the Agreement and Plan of Merger is summarized below:

        Issuance of 1,581,000 shares of FirstCity $.01 par value
          common stock..............................................  $    15
        Transfer of Harbor historical common stock to paid in
          capital...................................................  $(6,600)
                                                                      -------
                                                                      $(6,585)
                                                                      =======

(2) Increase in the net deferred tax assets as a result of a reduction in the valuation allowance. Such reduction is attributable to the recognition of FirstCity's net operating loss carryforwards to offset the net tax liability reflected by Harbor.

(3) Within the twelve months immediately succeeding the effective date of the proposed Harbor Merger, FirstCity anticipates incurring nonrecurring charges to earnings related to the Harbor Merger totaling approximately $1,250.

           GENERAL VOTING INFORMATION PERTAINING TO THE HARBOR MERGER

     This Proxy Statement/Prospectus is being furnished to the stockholders of FirstCity in connection with the solicitation of proxies by the Board of Directors of FirstCity from such stockholders to be voted at the FirstCity Annual Meeting and at any adjournment or postponement of either. Information set forth under this caption "General Voting Information Pertaining to the Harbor Merger" pertains principally to the proposal to be presented at the FirstCity Annual Meeting to approve the issuance of 1,581,000 shares of FirstCity Common Stock in connection with the Harbor Merger. Information pertaining to other matters that will be brought to a vote of the FirstCity stockholders at the FirstCity Annual Meeting is set forth in this Proxy Statement/Prospectus under the caption "Other FirstCity Annual Meeting Matters."

     The Board of Directors of FirstCity has fixed the close of business on May 19, 1997 as the FirstCity Record Date for determining FirstCity stockholders entitled to notice of and to vote at the FirstCity Annual Meeting. At the close of business on the FirstCity Record Date, there were 4,932,390 shares of FirstCity Common Stock outstanding and entitled to vote at the FirstCity Annual Meeting. FirstCity stockholders of record on the FirstCity Record Date are entitled to one vote per share on each matter to be submitted to a stockholder vote at the FirstCity Annual Meeting.

     The purposes of the FirstCity Annual Meeting are to consider and vote upon
(1) a proposal to approve the issuance of 1,581,000 shares of FirstCity Common Stock in connection with the Harbor Merger, (2) the election of ten persons to serve on the Board of Directors of FirstCity, each for a one-year term, and (3) a proposal to ratify the Board of Directors appointment of KPMG Peat Marwick LLP as independent certified public accountants for FirstCity and its subsidiaries for fiscal year 1997. The presence at the FirstCity Annual Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of FirstCity Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the FirstCity Annual Meeting. Abstentions and broker non-votes will be counted in determining whether a quorum is present. The affirmative vote of the holders of a majority of the outstanding shares of FirstCity Common Stock present in person or represented by proxy at the FirstCity Annual Meeting is required for such approvals (and therefore abstentions and broker non-votes will have the effect of a negative vote on such proposals). Approval of the issuance of the 1,581,000 shares of FirstCity Common Stock is a condition to consummation of the Harbor Merger.

     THE FIRSTCITY BOARD OF DIRECTORS RECOMMENDS THAT FIRSTCITY STOCKHOLDERS VOTE, AND ALL PROPERLY EXECUTED PROXIES RECEIVED BY FIRSTCITY PRIOR TO VOTING WHICH DO NOT SPECIFY HOW THEY ARE TO BE VOTED SHALL BE VOTED FOR APPROVAL OF THE ISSUANCE OF 1,581,000 SHARES OF FIRSTCITY COMMON STOCK IN CONNECTION WITH THE

HARBOR MERGER. THE FIRSTCITY BOARD OF DIRECTORS KNOWS OF NO MATTER OTHER THAN THOSE MATTERS LISTED IN THE NOTICE OF ANNUAL MEETING OF STOCKHOLDERS OF FIRSTCITY THAT WILL BE BROUGHT TO A VOTE OF THE FIRSTCITY STOCKHOLDERS AT THE FIRSTCITY ANNUAL MEETING.

     The Harbor Board of Directors will recommend to the Harbor stockholders that they execute written consents FOR approval and adoption of the Agreement and Plan of Merger.


     Neither FirstCity nor, to its knowledge, any of its directors or executive officers, owned shares of Harbor Common Stock at the FirstCity Record Date. Neither Harbor nor, to its knowledge, any of its directors or executive officers, owned shares of FirstCity Common Stock at May 19, 1997.


     FIRSTCITY PROXIES MAY BE REVOKED AT ANY TIME PRIOR TO THEIR USE BY (1) DELIVERING TO THE SECRETARY OF FIRSTCITY (a) A SIGNED NOTICE OF REVOCATION SPECIFYING THE NUMBER OF SHARES AND CLEARLY IDENTIFYING THE PROXY TO BE REVOKED, OR (b) A NEW PROXY BEARING A LATER DATE, OR (2) ATTENDING THE FIRSTCITY ANNUAL MEETING AND VOTING IN PERSON.

     Signed proxies will be solicited by mail, telephone, telegraph, telex, facsimile transmission and in person by officers and employees of FirstCity who will not be additionally compensated therefor but who may be reimbursed for their out-of-pocket expenses incurred in connection therewith. Banks, brokerage houses and other custodians, nominees and fiduciaries have been requested to forward the solicitation materials to the beneficial owners of FirstCity Common Stock and FirstCity will reimburse them for their reasonable out-of-pocket expenses incurred in connection therewith.

     If your shares of FirstCity Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a proxy card with respect to your shares of FirstCity Common Stock. Accordingly, please contact the person responsible for your account and give instructions for a proxy card to be signed representing your shares of FirstCity Common Stock.

     If you have any questions about your proxy or require assistance, please contact Suzy Taylor, Vice President -- Investor Relations, FirstCity Financial Corporation, 1021 Main Street, Suite 250, Houston, Texas 77002 (Telephone: (713) 652-1810).

                               THE HARBOR MERGER

FIRSTCITY'S REASONS FOR THE HARBOR MERGER AND RECOMMENDATION OF FIRSTCITY'S
BOARD

     Immediately following the formation of FirstCity Financial Corporation through the merger of J-Hawk Corporation into FirstCity Bancorporation of Texas, Inc., FirstCity began to evaluate various lines of business which operate in the specialty financial services sector as prospects for expansion. While the traditional core distressed asset acquisition activities were expected to remain strong, FirstCity's management felt that shareholder value could best be enhanced by expanding through acquisition into origination businesses which complemented FirstCity's historical base of distressed asset acquisition and management. The general criteria for potential acquisitions which emerged from this evaluation included, but are not necessarily limited to, the following:

        1. A strong, experienced management team with an established track record
        2. A business line with predictable earnings and increasing long term value
        3. A company in need of capital

        4. An originator or acquirer of financial assets


        5. A servicing base to support its ownership of the financial assets


        6. An asset base which appropriately leverages FirstCity's equity capital base


        7. A company whose cash flow needs can be effectively addressed by FirstCity

     FirstCity's management believes that a number of specialty financial service companies fit many of the above criteria. For example, most of the sub-prime consumer lending businesses, if properly managed and capitalized, would conform to a large number of the established criteria. In fact, FirstCity has, in the instance of its wholly-owned subsidiary National Auto Funding, acquired an auto finance platform to commence the origination of auto receivables. In addition, FirstCity commenced in 1996, through its wholly-owned subsidiary ETA First Funding, a proprietary school student loan program.

     By indicating its interest in acquiring these types of businesses, FirstCity regularly is offered the opportunity to evaluate the possible acquisition of a number of companies. In the past, the Company has reviewed opportunities including, but not limited to, companies involved in the following lines of business: (1) conventional mortgage banking, (2) direct and indirect non-prime and sub-prime auto finance origination and servicing, (3) multi-state direct and indirect consumer finance origination and servicing, (4) commercial lending and servicing of franchisee loans to owner-operators of nationally branded fast food facilities, (5) direct and indirect home equity lenders and servicers, (6) direct and indirect home improvement lenders and servicers, and
(7) other similar businesses. In a number of instances, FirstCity submitted indications of interest which were rejected by the seller or their advisors. In some cases, FirstCity's proposal was considered into a second round of deliberations. Negotiations have, at times, continued to the stage of a formal offer which was rejected by the seller. In some instances, contact with the possible seller continues with prospects for a transaction ranging from remote to probable. In its normal course of business, FirstCity expects to continue to be involved in the continuing process of identifying, evaluating and extending offers to acquire businesses which fit its investment criteria. Such transactions might involve cash, Common Stock of FirstCity or other forms of consideration in transactions proposed to be accounted for as purchases or poolings of interests.

     In identifying Harbor as a prospective strategic partner with which to merge, FirstCity was attracted to the geographic balance between Harbor's servicing portfolio and its production network. Traditional mortgage banking is a business the success of which is sensitive to movements in long-term interest rates. As such, when interest rates increase, production tends to decrease causing the production side of the business to become less profitable but creating greater long-term value in the servicing side of the business due to lower prepayment speeds in the servicing portfolio. When interest rates decrease, production increases as borrowers refinance their home mortgages and the servicing portfolio values decrease with the related prepayments of existing home mortgages. In a mortgage bank with a production capability in the same markets as the servicing portfolio concentrations, the natural hedge of the production capability against the servicing portfolio tends to protect the long-term value of the company. FirstCity believes that such a natural hedge exists at Harbor, although there is no perfect hedge as between a servicing portfolio and a related production network.

     As FirstCity has expanded into origination businesses to complement its distressed asset acquisition activities, it has sought expansion opportunities which are characterized by a long-term track record of success by the existing management team of the target company. Harbor's senior management not only demonstrates a significant level of experience in and knowledge of the mortgage banking business, but has grown the business since its formation in 1983. The growth has been accomplished through internal expansion and through acquisition. Harbor now possesses an attractive franchise in a very competitive business. FirstCity believes that these demonstrated successes are a good indicator of the quality and strength of management and its ability to continue to build long-term value for the combined shareholder group.

     As a business engaged in the acquisition, origination and servicing of financial assets in the form of residential and commercial mortgages, Harbor is involved in a number of activities which are duplicated within the scope of operations of FirstCity. As the process of post-merger activity progresses, opportunities to eliminate duplicative efforts and to gain more efficiency through control of fixed costs inherent in bringing the two companies together should produce improvement in the overall operating efficiency of the resulting business. Areas identified for evaluation by management teams of the combined companies include, but are not necessarily limited to, (1) salary and employee benefits administration, (2) accounting and financial reporting, (3) internal audit activities, (4) insurance and risk management, (4) licensing as a consumer lender and collection agency, (5) data and information processing, (6) loan servicing activities, (7) commercial lending activities, (8) bulk and portfolio purchasing activities of loans and servicing, (9) secondary and capital market activities, including hedging activities, and (10) office locations and equipment needs. As a result of the ability to implement operating improvements in the combined companies as indicated in the preceding examples, FirstCity believes that there will be as yet undetermined long-term synergistic benefits to be obtained from the Harbor Merger.


     The relative consistency of the earnings stream to be derived from a mortgage banking business complements the variability of the earnings stream derived from FirstCity's core business. An additional advantage is FirstCity's access to the public debt and equity markets to support Harbor's increasing capital needs as its business grows and expands. This unique attribute alone should allow the combined company to accumulate capital for growth substantially faster than competitors in the market.


     In summary, the combination of the perceived management strengths of the Harbor management team, its competitive position in the mortgage market, its well balanced mix of origination and servicing capabilities, and the prospects for growth within the markets served by Harbor offer significant synergistic benefits to both shareholder groups.

     The Board of Directors of FirstCity considered a number of factors in its deliberations concerning the Harbor Merger including:


         1. the industry and management experience of the Harbor senior management team;


         2. the years of experience of the Harbor senior management team;


         3. the mortgage banking experience and length of service of Harbor's employee base;


         4. the cost of operating Harbor's production network relative to other mortgage banking concerns;


         5. the cost of operating Harbor's servicing network relative to other mortgage banking concerns;


         6. the significant geographic diversification of Harbor's production network;


         7. the significant geographic diversification of Harbor's servicing portfolio;


         8. the similarity of the geographic match between the production network and the servicing platform, producing a natural hedge for Harbor's business;


         9. the favorable prospects for growing Harbor's traditional business base;


        10. the favorable prospects for expanding Harbor's business base into related lines of business;


        11. the demonstrated durability of Harbor's business over a variety of business and interest rate cycles;


        12. the historical earnings and future earnings prospects for Harbor;


        13. the expectation of the ability to grow Harbor's earnings over the long term;


        14. the relative earnings growth prospects of Harbor considering the number of FirstCity shares to be issued; and


        15. the due diligence, conclusions and recommendations by financial advisors to FirstCity and their report to the Board dated March 20, 1997.



     The Board of Directors of FirstCity considered the individual aspects of each of the above factors and all of the factors in the aggregate in evaluating the historical results achieved by Harbor and the prospects for Harbor's future. These factors, in the aggregate and considered as a whole, led the Board to conclude that, based upon information currently available to the Board, an acquisition by FirstCity would have a high probability of being in the best interests of the FirstCity stockholders. This decision and conclusion, however, was made in light of a current assessment of the factors, individually and in the aggregate. Any one or a combination of the matters considered could change over time or immediately and have a dramatic negative effect on the results of Harbor or FirstCity. See "Risk Factors." There can be no assurance, and the FirstCity Board of Directors makes no representation, that the expected results of the Harbor Merger will be achieved.


     At its meeting on March 20, 1997, the Board of Directors of FirstCity voted its unanimous approval of the issuance of 1,581,000 shares of FirstCity common stock to be exchanged for all of the issued and outstanding common stock of Harbor. The Board concluded that the transaction is fair to and in the best interests of the FirstCity shareholders. ACCORDINGLY, THE BOARD OF DIRECTORS OF FIRSTCITY RECOMMENDS THAT FIRSTCITY STOCKHOLDERS VOTE THEIR SHARES OF FIRSTCITY COMMON STOCK FOR THE ISSUANCE OF 1,581,000 SHARES OF FIRSTCITY COMMON STOCK IN CONNECTION WITH THE HARBOR MERGER.

BACKGROUND OF THE HARBOR MERGER

     In the fourth quarter of 1996, an investment banking firm contacted FirstCity regarding the possibility of acquiring the subprime division of a mortgage lending company which was for sale. Such firm also contacted S.A. Capital, financial advisor to Harbor. Harbor was interested primarily in the conventional mortgage lending division of such company. S.A. Capital suggested to First City and Harbor that they might be interested in preparing a joint bid for the entire company. In fact, Harbor and FirstCity jointly prepared an initial indication of interest for such company and jointly conducted due diligence with respect thereto in the fourth quarter of 1996. Ultimately they did not acquire such company.


     In December of 1996, management of both FirstCity and Harbor began considering and exploring the possibility of merging the two companies. Each of the two companies commenced doing due diligence with respect to the other company and, in late December, 1996, began negotiations with respect to the terms of a non-binding letter of intent regarding the terms of the Harbor Merger. On January 7, 1996, the parties entered into a letter of intent with respect to the Harbor Merger, and FirstCity publicly announced on January 8, 1997, that such letter of intent had been signed. From December 1996, until the execution of the letter of intent on January 7, 1997 (the "Letter of Intent"), FirstCity and Harbor exchanged historical financial information and conducted a number of fact-to-face meetings in Houston and Waco to reach an agreement on the relative value of each company. Such a determination was key to the determination of an exchange value based upon the ownership percentage of the resulting company ultimately to be held by each of the two shareholder groups in the combined company. In the Letter of Intent, the parties agreed to an exchange of 1,600,000 shares of the common stock of FirstCity for all of the issued and outstanding common stock of Harbor. The Agreement and Plan of Merger dated March 20, 1997, is reflective of all of the substantial business terms contained in the Letter of Intent executed on January 7 with the following exception. The Letter of Intent called for all of the subsidiaries of Harbor to be wholly-owned subsidiaries of Harbor. Harbor Mortgage, a mortgage banking subsidiary of Harbor, is a party to a warrant agreement held by a lender who had provided acquisition financing to Harbor in connection with a leveraged buy-out of Harbor Mortgage by its management team in 1987. The warrant grants to the lender the right to acquire 4% of Harbor Mortgage for a payment of approximately $480,000 to Harbor Mortgage. The warrant is still outstanding and expires if not exercised or otherwise terminated in December, 1997. The Letter of Intent contemplated that the warrant would be terminated prior to the merger date. At the time the Agreement and Plan of Merger was executed by the parties, it was clear that the holder of the warrant was unable or unwilling to conclude negotiations as to an early termination of the warrant. As a result, the number of shares of FirstCity stock to be issued in the exchange for Harbor shares was reduced by 19,000 shares, to 1,581,000, to account for the fact of the potential minority shareholder in Harbor Mortgage. The share adjustment was based upon the potential $480,000 minority equity position in Harbor Mortgage at $25.00 per share of FirstCity stock, the value agreed to by the parties as an appropriate value of FirstCity common stock for purposes of determining the share adjustment. During the period from the execution of the letter of intent until late March, 1997, the respective parties performed additional legal, business, financial and other due diligence reviews of each other. In addition, the terms of a definitive merger were drafted and negotiated during the period on an ongoing basis among representatives and advisors of the company. Management of FirstCity conducted informal telephonic discussions with the Board of Directors regarding the progress of such due diligence and negotiations during this period.


     On March 20, 1996, at a meeting of the FirstCity Board of Directors, management reported on the final terms of the Agreement and Plan of Merger and on the outcome of the review undertaken by FirstCity and its advisors. Solomon Brothers Inc rendered to the Board of Directors an opinion as to the fairness from a financial point of view of the Conversion Ratio to FirstCity, and reviewed with the Board of Directors of FirstCity certain financial analyses performed by Solomon in connection with such opinion (See "Opinion of

FirstCity's Financial Advisor as to Fairness"). Discussion ensued regarding the Harbor Merger and the terms of the Agreement and Plan of Merger. The Board discussed the results of management's report on its due diligence effort, the report of its financial advisors and the criteria established for identification of acquisition candidates. After careful consideration of all of these issues and the final terms of the Agreement and Plan of Merger, the Board voted unanimously to approve the Agreement and Plan of Merger in the form presented to the Board.

     On March 26, 1997, the Board of Directors of Harbor also approved the Harbor Merger, and the Agreement and Plan of Merger was executed on such date. A press release regarding the execution of the Agreement and Plan of Merger was issued the same day.

HARBOR'S REASONS FOR THE HARBOR MERGER

     Prior to initial discussions with FirstCity, Harbor's Board of Directors had considered several strategic alternatives to develop expansion capital and to provide market liquidity for its stockholders. Harbor decided not to seek a merger partner within its industry because almost all of the stock of the minority holders is held by or for employees of Harbor or its financial advisors. Accordingly, Harbor's primary goal was to provide expansion opportunities for Harbor without creating significant downsizing of its work force. Harbor was not aware of a potential merger partner in the mortgage banking business that would provide liquidity and maintain its general workforce. Harbor's Board of Directors consideration of strategic alternatives included some form of public offering in order to provide the platform to develop additional capital for expansion and to provide market liquidity for its stockholders.

     In order to effectively compete in the public offering market, Harbor believed it needed to expand its operation through acquisitions and utilize the proceeds from the offering to retire acquisition debt that would be incurred during the expansion. This led to Harbor's interest in the joint bid with FirstCity for another company described in the first paragraph of the section entitled "Summary -- Background of the Harbor Merger." When FirstCity and Harbor began considering and exploring the possibility of merging the two companies, Harbor determined that a merger with a publicly held financial services provider that is not currently in the mortgage banking industry provided an opportunity for Harbor to achieve its goals.


     In connection with its exploration of strategic alternatives, Harbor management determined what it believed to be a range of fair values for Harbor, based on recent transactions within the mortgage banking industry. Harbor's management believes that FirstCity offers additional advantages to Harbor through its access to the public debt and equity markets to support Harbor's increasing capital needs. This capital will support Harbor's growth and expansion. Harbor's management further believes that certain synergies can be developed between Harbor and FirstCity in areas, including human resources management, data processing capabilities, sales of credit life and title insurance, and other efficiencies and opportunities that will benefit the combined stockholder group. However, the potential cost savings and additional revenues have not been quantified.


RECOMMENDATION OF THE HARBOR BOARD

     Harbor's Board of Directors has determined that the proposed merger is fair and in the best interests of Harbor and its stockholders. ACCORDINGLY THE BOARD OF DIRECTORS OF HARBOR RECOMMENDS THAT THE HARBOR STOCKHOLDERS CONSENT TO THE HARBOR MERGER. The number of shares of FirstCity to be issued to Harbor stockholders provides a value, based on trading prices for the FirstCity Common Stock immediately preceding the execution of the Agreement and Plan of Merger, within the range of fair values estimated for Harbor by Harbor's management. The Board also considered the other strategic benefits the Merger will confer on Harbor and FirstCity. In light of the valuations of Harbor management made as described above, the Board of Directors of Harbor did not consider it necessary to obtain a fairness opinion.

OPINION OF FIRSTCITY'S FINANCIAL ADVISOR AS TO FAIRNESS

     Salomon has acted as financial advisor to FirstCity in connection with the Harbor Merger. In connection with such engagement, Salomon delivered its written opinion to the FirstCity Board of Directors that, based upon and subject to various considerations set forth in such opinion, as of March 20, 1997, the Conversion Ratio was fair to FirstCity from a financial point of view. No limitations were imposed by the FirstCity Board of Directors upon Salomon with respect to the investigations made or procedures followed by Salomon in rendering its opinion.

     THE FULL TEXT OF THE WRITTEN OPINION OF SALOMON, DATED AS OF MARCH 20, 1997, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN BY SALOMON, IS ATTACHED AS EXHIBIT B TO THIS PROXY STATEMENT/ PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. FIRSTCITY STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY. SALOMON'S OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE CONVERSION RATIO FROM A FINANCIAL POINT OF VIEW, HAS BEEN PROVIDED TO THE FIRSTCITY BOARD OF DIRECTORS IN CONNECTION WITH ITS EVALUATION OF THE HARBOR MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY FIRSTCITY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE FIRSTCITY ANNUAL MEETING. THE SUMMARY OF THE OPINION OF SALOMON SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS SUMMARIZES ALL MATERIAL ASPECTS OF THE OPINION AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at its opinion, Salomon reviewed, among other things: (a) the draft Agreement and Plan of Merger, dated as of March 14, 1997; (b) the Annual Report on Form 10-K of FirstCity for the fiscal year ended December 31, 1995 and the draft Annual Report on Form 10-K of FirstCity for the fiscal year ended December 31, 1996; (c) the Quarterly Reports on Form 10-Q of FirstCity for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; (d) the consolidated balance sheets of Harbor and its Subsidiaries as of September 30, 1994, 1995 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended, in each case accompanied by the audit report of KPMG Peat Marwick LLP, independent public accountants with respect to Harbor; (e) the Quarterly Management Report of Harbor for the quarter ended December 31, 1996; (f) all current Reports on Form 8-K filed by FirstCity since January 1, 1996; (g) certain projections for Harbor relating to the fiscal year ending September 1997, prepared by the management of Harbor; (h) certain projections for FirstCity and Harbor relating to the years ending December 31, 1997, 1998 and 1999 prepared by the management of FirstCity; and (i) publicly available information concerning mortgage banking companies, the trading markets for their securities and the nature and terms of certain other acquisition transactions Salomon believed relevant to its inquiry. Salomon also met with certain officers, employees and representatives of FirstCity and of Harbor to discuss the foregoing as well as other matters Salomon believed relevant to its inquiry.

     In conducting its review and analysis in arriving at its opinion, Salomon relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available and did not attempt independently to verify the same. Salomon relied upon the managements of FirstCity and of Harbor as to the reasonableness and achievability of the projections (and the assumption and bases therefore) provided to Salomon by FirstCity and Harbor, and assumed that such projections reflected the best currently available estimates and judgments of such managements and that such projections would be realized in the amounts and in the time periods estimated by such managements. Except for the September 30, 1996 and December 31, 1996 evaluations of Harbor's servicing portfolio performed by Charbonneau-Klein, Inc., Salomon did not make or obtain any evaluations or appraisals of the property or assets of Harbor, nor did Salomon examine any individual loan credit files relating to the mortgages serviced by Harbor.

     In conducting its analysis and arriving at its opinion as expressed therein, Salomon considered such financial and other factors as it deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Harbor; (ii) the assets and liabilities of Harbor, including capitalized servicing rights, deferred income taxes payable, historical and current liability sources and costs and liquidity; (iii) historical and current market data for the FirstCity Common Stock and certain other companies that Salomon believed to be comparable in certain respects to FirstCity or Harbor; and (iv) the nature and terms of certain other acquisition transactions involving mortgage banking companies that Salomon believed to be relevant. Salomon also has taken into account its assessment of general economic, market and financial conditions, its estimates of mortgage loan prepayment speeds and its experience in similar transactions, as well as its experience in securities valuation, its knowledge of the consumer finance and mortgage banking industries generally and its knowledge of the trading market for mortgage servicing rights.

     Salomon's opinion is necessarily based upon conditions as they existed and could be evaluated through the date of its opinion and the information made available to Salomon through the date of its opinion. Salomon assumed no responsibility to update or revise its opinion based upon circumstances or events occurring after the date of its opinion. Salomon's opinion is, in any event, limited to the fairness, from a financial point of view, of the Conversion Ratio in the Harbor Merger and does not address FirstCity's underlying business decision to effect the Harbor Merger or constitute a recommendation to any holders of FirstCity Common Stock as to how such holders should vote with respect to the Harbor Merger. Salomon's opinion does not constitute a recommendation to the Board of Directors of FirstCity with respect to any approval of the Harbor Merger.

     In connection with rendering its opinion to the FirstCity Board of Directors, Salomon performed a variety of financial analyses. Salomon believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying Salomon's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary description. In its analyses, Salomon made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond FirstCity's or Harbor's control. Any estimates contained in Salomon's analyses are not necessarily indicative of actual values, trading values or actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Estimates of values of companies or certain assets thereof do not purport to be appraisals or necessarily reflect the prices at which companies or their securities actually may be sold. In addition, Salomon considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the ranges of valuations resulting from any particular analysis should not be taken to be Salomon's view of the actual value of Harbor.

     The projections reviewed by Salomon were prepared by the managements of FirstCity and Harbor. FirstCity and Harbor do not publicly disclose internal management projections of the type provided to Salomon in connection with the review of the Harbor Merger. Such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections, See "Forward Looking Statements" and "Risk Factors."

     The following summarizes the material portions of the financial and comparative analyses Salomon presented to the FirstCity Board of Directors at its meeting on March 20, 1997, which analyses were also among those considered by Salomon in rendering its opinion. This summary does not purport to be a complete description of the analyses underlying the opinion of Salomon.

     (a) Transaction Summary. Salomon calculated a total implied transaction value of $43.5 million (based on 1,581,000 shares of FirstCity Common Stock to be issued in the Harbor Merger and a closing FirstCity Common Stock price of $27.50 as of March 17, 1997). Salomon noted that the implied transaction value represented a multiple of 11.7x Harbor's 1996 fiscal year earnings, a multiple of 7.2x Harbor's projected 1997 fiscal year earnings and a multiple of 4.2x Harbor's book value. Salomon also noted that based on FirstCity's management estimates for pro forma combined estimated earnings for the year ending December 31, 1997, the Harbor Merger would be accretive to FirstCity's earnings per share on a pre-tax and after-tax basis.

     (b) Comparable Company Analysis. Salomon analyzed certain market statistics and market valuations of certain prime mortgage banking companies. These companies were North American Mortgage Company, Countrywide Credit Industries, Inc., Resource Bancshares Mortgage Group, Inc., Irwin Financial Corporation and HomeSide, Inc. (collectively, the "Prime Mortgage Companies"). Salomon determined the median multiples of closing stock prices at March 17, 1997 to latest 12 months' ("LTM") earnings for the Prime Mortgage Companies (14.5x) and to 1997 estimated earnings for the Prime Mortgage Companies (9.1x). The 1997 estimated earnings for the Prime Mortgage Companies were based on IBES earnings estimates as of February 20, 1997, normalized to reflect the calendar year ending December 31, 1997. Salomon applied these multiples to Harbor's LTM earnings and to Harbor's 1997 estimated earnings and derived implied median values for Harbor of $54.0 million and $55.0 million, respectively. Salomon also calculated the premium at which the Prime Mortgage Companies' stocks traded above their per share adjusted book value (book value adjusted to reflect estimated off-balance sheet values of servicing portfolios) stated as a percentage of LTM mortgage loan originations and derived a median premium of 154 basis points. Salomon applied these premiums to Harbor and calculated an implied median value for Harbor of $50.1 million. "Premiums as a percentage of latest 12 months' mortgage loan originations" are computed by subtracting adjusted book value from the market capitalization of a company, and dividing the remainder by the company's mortgage loan originations over the prior 12 months. This analysis attempts to isolate the market premium implied over and above a company's adjusted book value on a specified date that may be attributable to such company's loan origination capabilities. The results produced in this analysis do not purport to be indicative of actual values or expected values of Harbor.

     Salomon also analyzed certain market statistics and market valuations of certain companies operating in the sub-prime mortgage banking industry. These companies were Aames Financial Corporation, AMRESCO, Inc., Cityscape Financial Corp., ContiFinancial Corporation, Delta Financial Corporation, First Alliance Mortgage Company, Green Tree Financial Corporation, IMC Mortgage Company, Mego Mortgage Corp., Money Store Inc., RAC Financial Group, Inc., Southern Pacific Funding Corporation and United Companies Financial Corporation (collectively, the "Sub-Prime Mortgage Companies"). Salomon determined the median multiples of closing stock prices at March 17, 1997 to LTM earnings for the Sub-Prime Mortgage Companies (16.4x) and to 1997 estimated earnings for the Sub-Prime Mortgage Companies (11.2x). The 1997 estimated earnings for the Sub-Prime Mortgage Companies were based on IBES earnings estimates as of February 20, 1997, normalized to reflect the calendar year ending December 31, 1997. Salomon applied these multiples to Harbor's LTM earnings and to Harbor's 1997 estimated earnings and derived implied median values for Harbor of $61.1 million and $67.0 million, respectively. Salomon also calculated the premium at which the Sub-Prime Mortgage Companies' stocks traded above their book values stated as a percentage of LTM mortgage loan originations and derived a median of 3,785 basis points. Salomon applied these premiums to Harbor and calculated an implied median value for Harbor of $46.1 million. The results produced in this analysis do not purport to be indicative of actual values or expected values of Harbor.

     (c) Comparable Third Party Sale Analysis. Salomon reviewed the consideration paid in prime mortgage banking industry third party sale transactions where meaningful financial data was publicly available, including:
CrossLand Mortgage Corporation/Harbourton Mortgage Co., L.P, (1997); HFS Incorporated/PHH Corporation (1996); BankAmerica Corporation/Arbor National Holdings, Inc. (1994); First Tennessee National Corporation/Carl I. Brown and Company (1994); Fleet Financial Group, Inc./Plaza Home Mortgage Corporation
(1994); Norwest Mortgage, Inc./Independence One Mortgage Corporation (1994); Chase Manhattan Corporation/American Residential Holding Corporation (1994); Chemical Banking Corporation/Margaretten Financial Corporation (1994); First Security Corporation/CrossLand Mortgage Acquisition Corporation (1994); Barnett Banks, Inc./Loan America Financial Corporation (1994); First Tennessee National Corporation/SNMC Management Corporation (1993); First Tennessee National Corporation/Maryland National Mortgage Corporation (1993); Centerbank Mortgage Company/Beneficial Mortgage Corporation (1993); First Western Corporation/Greenwich Capital Financial, Inc. (1992) (collectively, the "Prime Transactions"). Based on these transactions, Salomon calculated the median multiples of the aggregate value of each such transaction to LTM earnings (11.1x), and to adjusted book value (1.5x) (book value adjusted to reflect the estimated off-balance sheet value of a company's servicing portfolio). Salomon applied these multiples to Harbor's LTM earnings and to Harbor's estimated adjusted book value and derived median implied values for Harbor of $41.5 million and $29.8 million, respectively. Additionally, Salomon noted that the consideration paid in the Prime Transactions resulted in median premiums over adjusted book value expressed as a percentage of LTM mortgage loan originations ("Prime Origination Premiums") of 70 basis points. Salomon applied these premiums to Harbor and derived an implied median value for Harbor of $33.4 million. The results produced in this analysis do not purport to be indicative of actual values or expected values for Harbor before or after the Harbor Merger.

     Additionally, Salomon reviewed the consideration paid in the following sub-prime mortgage company third party sale transactions: IMC Mortgage Company/Equity Mortgage Co., Inc. (1997); AMRESCO, Inc./ Quality Mortgage USA, Inc. (1996); Aames Financial Corporation/One Stop Mortgage, Inc. (1996); RAC Financial Group, Inc./Mortgage Plus, Inc. (1996); IMC Mortgage Company/Mortgage Central Corporation (1996); Barnett Banks, Inc./EquiCredit Corporation (1994) (collectively, the "Sub-prime Transactions"). The Sub-prime Transactions resulted (i) in median premiums over book value expressed as a percentage of LTM earnings of 251 basis points, (ii) in median premiums over book value expressed as a percentage of run-rate originations for latest 3 months annualized of 477 basis points, and (iii) in median premiums over book value expressed as a percentage of projected originations of 1,182 basis points. Salomon applied the premiums for the Sub-prime Transactions to Harbor's sub-prime originations. Because no transaction data was available for run-rate and projected prime origination premiums, Salomon applied only the Prime Origination Premiums (derived as stated above) to Harbor's prime originations for the latest 12 months. Salomon then added these implied premiums for origination value to Harbor's estimated adjusted book value. This analysis resulted in a median valuation range for Harbor of $33.7 million to $50.6 million. The results produced in this analysis do not purport to be indicative of actual values or expected values for Harbor before or after the Harbor Merger.

     (d) Economic Balance Sheet Analysis. Salomon performed an economic balance sheet analysis of Harbor. As part of this analysis, Salomon made adjustments to Harbor's capitalized servicing rights and deferred income taxes to reflect the estimated after-tax value of its servicing portfolio based on a discounted cash flow valuation. Salomon also made adjustments to reflect the estimated value of Harbor's prime and sub-prime origination operations based on a discounted cash flow valuation for each of these aspects of Harbor's business. This analysis resulted in an estimated economic balance sheet value of Harbor at December 31, 1996 ranging from $35.0 million to $49.2 million. The results produced in this analysis do not purport to be indicative of actual values or expected values for Harbor before or after the Harbor Merger.

     (e) Discounted Cash Flow Valuation. Salomon performed a discounted cash flow valuation using growth rates in prime originations ranging from 0% to 10%, growth rates in sub-prime originations ranging from 5% to 15%, discount rates ranging from 15% to 20%, terminal price to earnings multiples ranging from 11x to 13x applied to estimated trailing net income in 2007 and direct servicing costs per loan ranging from $70 to $90. This analysis resulted in a range of net present values for Harbor of $37.1 million to $54.8 million. The results produced in this analysis do not purport to be indicative of actual values or expected values for Harbor before or after the Harbor Merger. Salomon noted that the discounted cash flow valuation was included because it is a widely used valuation methodology, but noted that it relies on numerous assumptions, including origination growth rates, profitability levels, terminal values and discount rates.

     Salomon is a nationally recognized investment banking firm and is continually engaged in the valuation of the businesses and securities in connection with mergers and acquisitions, negotiated underwriting, competitive bidding, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. FirstCity selected Salomon as its financial advisor because of its reputation and because of its substantial experience in transactions such as the Harbor Merger.

     In the ordinary course of business, Salomon actively trades the equity securities of FirstCity for its own account and for the accounts of its customers and may at any time hold a long or short position in such securities. Additionally, Salomon is currently acting as a placement agent in a private offering of debt securities by FirstCity.

     FirstCity and Salomon have entered into a letter agreement, dated as of January 20, 1997 (the "Engagement Letter"), relating to the services to be provided by Salomon in connection with the Harbor

Merger. Pursuant to the Engagement Letter, FirstCity has agreed to pay Salomon a fee equal to $350,000 contingent upon the consummation of the acquisition by FirstCity of Harbor. FirstCity also agreed to reimburse Salomon for certain fees and disbursements of Salomon's counsel and for certain of Salomon's reasonable travel and other reasonable out-of-pocket expenses. FirstCity also agreed to indemnify Salomon against certain liabilities, including liabilities under the federal securities laws.

FEDERAL SECURITIES LAW CONSEQUENCES

     The FirstCity Common Stock to be issued pursuant to the Agreement and Plan of Merger has been registered under the Securities Act, and may be traded without restriction under the U.S. securities laws by all former holders of shares of Harbor Common Stock who are not "affiliates," as defined under the Act ("Affiliates"), of Harbor.

     Persons who own beneficially 10% or more of the Harbor Common Stock or who are directors or officers of Harbor and certain members of their immediate families may be deemed to be Affiliates of Harbor and will therefore be restricted from selling the shares of FirstCity Common Stock they receive in connection with the Harbor Merger unless such sales are made in compliance with the applicable provisions of Rules 144 and 145(d) promulgated under the Securities Act (which permit limited sales under certain circumstances), or pursuant to a separate offering registered under the Securities Act or a separate offering exempt from such registration.

     Certain persons who may be Affiliates of Harbor (including Richard Gillen, Ed Smith, Thomas Smith, Lindsey Capital Corporation and the Harbor Plan who, as of the close of business on April 11, 1997, held an aggregate of 164,089 shares of Harbor Common Stock, or approximately 95.5%, of the total outstanding) will receive an aggregate of 1,510,417 shares of FirstCity Common Stock to be issued in connection with the Harbor Merger, or approximately 23.2% of the total number of shares of FirstCity Common Stock expected to be outstanding immediately after giving effect to the issuance of FirstCity Common Stock in connection with the Harbor Merger. As a result of such ownership (and, in the case of Richard Gillen and Thomas E. Smith, their capacities as directors of FirstCity and officers of Harbor following the Harbor Merger) each of Richard Gillen, Ed Smith, Thomas Smith, Lindsey Capital Corporation and the Harbor Plan may be deemed to be Affiliates of FirstCity. Pursuant to the Agreement and Plan of Merger, the Registration Statement of which this Proxy Statement/Prospectus also contains a resale prospectus (which may be this Proxy Statement/Prospectus) pursuant to which such persons may publicly sell the shares of FirstCity Common Stock received by them in connection with the Harbor Merger.

     The utilization of FirstCity's NOLs may be limited or prohibited under the Tax Code in the event of certain ownership changes. FirstCity's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") contains certain provisions restricting the transfer of its securities that are designed to avoid the possibility of such changes. Such restrictions may prevent certain holders of FirstCity Common Stock from transferring such stock even if such holders are permitted to sell such stock publicly under the Securities Act. Reference is hereby made to and a description of such restrictions is contained in FirstCity's Form 8-A Registration Statement filed with the Commission on July 25, 1995 (File No. 0-26500), as amended by FirstCity's Form 8-A/A filed with the Commission on August 25, 1995 and FirstCity's Form 8-A/A No. 2 filed with the Commission on September 6, 1995, including any amendment or report filed for the purpose of updating such description. See "Description of FirstCity Securities" and "The Harbor Merger -- Certain Federal Income Tax Consequences of the Harbor Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE HARBOR MERGER


     The following discussion is a general summary of the material United States federal income tax consequences of the Harbor Merger. The discussion is based upon the Tax Code, regulations promulgated by United States Treasury Department, proposed or promulgated thereunder, judicial precedent relating thereto, and current rulings and administrative practice of the Internal Revenue Service ("Service") in each case as in effect as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect. It is assumed that shares of Harbor Common Stock are held as "capital assets" within the meaning of section

1221 of the Code (i.e., property held for investment). The discussion does not address all aspects of federal income taxation that might be relevant to particular holders of Harbor Common Stock in light of their status or personal investment circumstances; nor does it discuss the consequences to such holders who are subject to special treatment under the federal income tax laws such as foreign persons, dealers in securities, regulated investment companies, life insurance companies, other financial institutions, tax-exempt organizations, pass-through entities, taxpayers who hold Harbor Common Stock as part of a "straddle," "hedge" or "conversion transaction" or who have a "functional currency" other than the United States dollar or to persons who have received their Harbor Common Stock as compensation. Neither FirstCity nor the Company has requested or will receive a ruling from the Service as to the tax consequences of the Merger.



     HOLDERS OF HARBOR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.



     Tax-Free Reorganization. The Harbor Merger is intended to qualify as a reorganization under section 368(a) of the Tax Code. It is a condition to the obligation of Harbor to consummate the Harbor Merger that Harbor shall have received an opinion from Bracewell & Patterson, LLP to the effect that (i) the Harbor Merger will be treated as a reorganization within the meaning of section 368(a) of the Tax Code; (ii) Harbor will be a party to the reorganization within the meaning of section 368(b) of the Tax Code; (iii) no gain or loss will be recognized by Harbor as a result of the Harbor Merger; and (iv) no gain or loss will be recognized by any stockholder of Harbor as a result of the Harbor Merger with respect to Harbor Common Stock converted solely into FirstCity Common Stock. In rendering such an opinion, such counsel may rely upon local or special counsel or upon representations contained in certificates and the Merger Agreement.



     Assuming the Harbor Merger is treated as a reorganization within the meaning of section 368(a) of the Tax Code, no gain or loss will be recognized for federal income tax purposes by FirstCity, Merger Sub or Harbor as a result of the Harbor Merger. Subject to the discussion below, a holder of Harbor Common Stock will not recognize gain or loss on the exchange of shares of Harbor Common Stock for FirstCity Common Stock pursuant to the Harbor Merger but may recognize gain or income if any other amounts are received. The aggregate tax basis of the FirstCity Common Stock received by such holder will be the same as the aggregate tax basis of the Harbor Common Stock surrendered therefor (reduced by the amount of such tax basis allocable to fractional shares for which cash is received and adjusted as provided for below). Subject to the discussion below, the holding period of the FirstCity Common Stock will include the holding period of the Harbor Common Stock surrendered therefor.



     Cash received by a holder of Harbor Common Stock in lieu of fractional shares of FirstCity Common Stock will be treated as received in exchange for such fractional share interest, and gain or loss will be recognized for federal income tax purposes, measured by the difference between the amount of cash received and the portion of the basis of the Harbor Common Stock allocable to such fractional share interest. Such gain or loss will be capital gain or loss and will be long-term gain or loss if such share of Harbor Common Stock has been held for more than one year at the effective time.



     Cash received by a holder of Harbor Common Stock pursuant to the exercise of dissenters rights will result in the recognition of gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and the basis of the shares of Harbor Common Stock surrendered. Such gain or loss will be capital gain or loss and will be long-term if such shares of Harbor Common Stock have been held for more than one year.



     Under the Tax Code, a holder of Harbor Common Stock may be subject, under certain circumstances, to backup withholding at a 31 percent rate, unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the Service.

     Impact of Merger on FirstCity and Harbor NOLs. Pursuant to section 382 of the Tax Code, whenever there is a 50% ownership change of a corporation that has NOLs during a three-year testing period, the ability of the loss corporation to utilize its NOLs generally is limited on an annual basis to the product of the fair market value of the corporate equity immediately before the ownership change (subject to reduction in certain circumstances) and the "long-term tax-exempt rate," which is a rate published monthly by the IRS. FirstCity has determined that, because the Harbor Merger will result in an owner shift in FirstCity of substantially less than 50% during the relevant testing period, the merger will not adversely impact FirstCity's NOLs. With respect to Harbor, the Harbor Merger will result in a more than 50% ownership change of Harbor. Consequently, the ability of Harbor to utilize its NOLs will be limited by section 382 of the Tax Code.



     Aside from section 382 of the Tax Code, section 384 of the Tax Code provides that, if a corporation acquires control of another corporation or if the assets of a corporation are acquired by another corporation in a reorganization described in subparagraphs (A), (C) or (D) of section 368(a)(1) of the Tax Code, any built-in gain in the acquired assets that is recognized (i.e., "recognized built-in gain") during the five-year period beginning on the acquisition date (i.e., the "recognition period") shall not be offset by any preacquisition losses (including NOLs and possible built-in losses). For purposes of applying this rule, the term "recognized built-in gain" means any gain recognized during the recognition period on the disposition of any asset except to the extent that it is established that (i) such asset was not held on the acquisition date, or (ii) such gain exceeds the excess (if any) of the fair market value of such asset on the acquisition date, over the adjusted basis of such asset on such date. Moreover, any item of income which is properly taken into account for any recognition period taxable year but which is attributable to periods before the acquisition date shall be treated as a recognized built-in gain for the taxable year in which it is properly taken into account. The amount of the recognized built-in gains for any recognition period taxable year shall not exceed the "net unrealized built-in gain" (as defined in section 382(h) of the Tax Code) immediately before the acquisition date, reduced by the recognized built-in gains for the prior years ending in the recognition period which (but for the application of this rule) would have been offset by preacquisition losses. If the amount of the "net unrealized built-in gain" is not greater than the lesser of $10 million or 15% of the fair market value of the corporation immediately before the acquisition date (the "threshold requirement"), then the net unrealized built-in gain of the corporation is presumed to be zero, thereby rendering section 384 of the Tax Code inapplicable. Because Harbor has a "net unrealized built-in gain" that exceeds the threshold requirement, FirstCity will not be able to use its preacquisition losses to offset any recognized built-in gains of Harbor during the recognition period.



     Section 384 of the Tax Code does not preclude Harbor's ability to utilize its NOLs to offset its recognized built-in gains during the recognition period. In addition, under section 382 of the Tax Code, the annual limitation imposed on the utilization of NOLs (as discussed above) for any recognition period taxable year is increased by the loss corporation's recognized built-in gain for such taxable year, provided that such increase does not exceed the net unrealized built-in gain of the loss corporation at the time of the ownership change reduced by recognized built-in gains for prior years ending in the recognition period. Accordingly, as a result of this permitted increase in the annual limitation under section 382 of the Tax Code, Harbor should be able to utilize its preacquisition losses to offset its recognized built-in gains during the recognition period to the extent of its net unrealized built-in gains as of the date of Harbor's acquisition by FirstCity.



     Under Treasury regulations applicable to corporations filing consolidated returns, Harbor's preacquisition losses cannot be utilized to offset income of FirstCity or any other member of the FirstCity consolidated group.



INTERESTS OF CERTAIN PERSONS IN THE HARBOR MERGER



     Under the terms of the Agreement and Plan of Merger, it is a condition to closing the Harbor merger that Mr. Gillen enter into an employment agreement with respect to his continued employment as chief executive officer of Harbor following the Harbor Merger. Although the terms and conditions of such agreement have not been finalized it is anticipated that Mr. Gillen's employment will be for a minimum of three years from Closing and that Mr. Gillen will receive a salary (currently expected to be $300,000 per year) and benefits and participate in FirstCity's current executive bonus pool at a level commensurate with FirstCity's current executive officers and members of its Executive Committee. Mr. Gillen currently receives a salary of $228,900 per year from Harbor, and in 1996 received additional compensation aggregating $27,500 from Harbor.


ACCOUNTING TREATMENT

     For accounting purposes the Harbor Merger is intended to qualify as a pooling of interests in accordance with the form and substance of the transaction. As a condition to closing the transaction, KPMG Peat Marwick LLP, accountants and auditors to FirstCity, will review the attributes of the transaction prior to closing date and will furnish their opinion to FirstCity to the effect that the Harbor Merger qualifies as a pooling of interests under U.S. generally accepted accounting principles.

                           TERMS OF THE HARBOR MERGER

     The following is a brief summary of certain aspects of the Harbor Merger. This summary does not purport to be complete and is qualified in its entirety by reference to the Harbor Agreement and Plan of Merger, a copy of which is attached to this Proxy Statement/Prospectus as Exhibit A and is incorporated herein by reference. Stockholders are urged to read the Harbor Agreement and Plan of Merger carefully in its entirety.

EFFECTIVE TIME; CLOSING

     FirstCity and Harbor anticipate filing articles of merger with the Secretary of State of the State of Delaware as soon as practicable after the conditions to the Harbor Merger have been satisfied or waived, including, without limitation, approval by the stockholders of FirstCity of the issuance of 1,581,000 shares of FirstCity Common Stock contemplated by Proposal 1 of this Proxy Statement, approval by the stockholders of Harbor and receipt of applicable regulatory approvals. See "Terms of the Harbor Merger -- Conditions." The Harbor Merger will close (the "Closing") and will become effective under Delaware law upon the filings of these articles of merger, or at a later time if so specified by such articles of merger (the "Effective Time").

EFFECT OF THE HARBOR MERGER ON HARBOR COMMON STOCK

     Subject to the terms and conditions of the Agreement and Plan of Merger, at the Effective Time, (1) Acquisition Corp. will merge with and into Harbor and, consequently, Harbor will become a direct wholly-owned subsidiary of FirstCity operating under the name "Harbor Financial Group, Inc.", (2) each issued and outstanding share of Harbor Common Stock (other than shares held in Harbor's treasury) will be converted into the right to receive approximately 9.205 shares of FirstCity Common Stock (the "Conversion Ratio") and (3) each share of Harbor Common Stock held by Harbor as treasury stock will be canceled and cease to exist and no consideration will be delivered therefor.

EFFECT OF THE HARBOR MERGER ON THE COMMON STOCK OF ACQUISITION CORP.

     Each of the shares of the common stock of Acquisition Corp. issued and outstanding immediately prior to the Effective Time shall, by virtue of the Harbor Merger, automatically and without any action on the part of FirstCity, become and be converted into one share of Harbor Common Stock.

EXCHANGE OF CERTIFICATES REPRESENTING HARBOR COMMON STOCK FOR CERTIFICATES REPRESENTING FIRSTCITY COMMON STOCK

     At the Effective Time, each holder of Harbor Common Stock shall deliver the certificates representing the stockholder's shares of Harbor Common Stock to FirstCity in exchange for a certificate representing the number of shares of FirstCity Common Stock to which the Harbor Stockholder is entitled pursuant to the Agreement and Plan of Merger. In the event any certificate shall have been lost, stolen or destroyed, FirstCity will, subject to satisfaction of certain conditions by the person claiming such certificate to be lost, stolen or destroyed, issue in exchange for such certificate the FirstCity Common Stock deliverable in respect thereof pursuant to the Agreement and Plan of Merger.


     The shares of FirstCity Common Stock received by the shareholders of Harbor shall be subject to the restrictions on transfer set forth in the Certificate of Incorporation of FirstCity related to Section 382 of the Tax Code of 1986, as amended. See "Description of FirstCity Securities -- FirstCity Common Stock."


HARBOR STOCK OPTION PLANS

     Subsequent to September 30, 1996, the following activity in the options to purchase Harbor stock has occurred. Options for 22 shares have been granted and exercised, options for 202 shares have been exercised, and options for 89 shares have expired. Therefore, all options and other rights to purchase or otherwise acquire Harbor Common Stock previously issued by Harbor have expired or been exercised. Accordingly, there are no such options or other rights currently outstanding.

NO SOLICITATION

     Pursuant to the Agreement and Plan of Merger, from the date of the Agreement and Plan of Merger until the Effective Time, Harbor may not authorize or permit any of its directors, officers, employees, or any investment banker, financial advisor, attorney, accountant or other representative or agent of Harbor or any of its subsidiaries, to, directly or indirectly, solicit, initiate or encourage the initiation of any inquiries or proposals relating to, or the making of any proposal which constitutes, or which may reasonably be expected to lead to, or participate in any discussions or negotiations, or provide any third party with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement any of the foregoing, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Harbor or any of its subsidiaries, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Harbor or any of its subsidiaries, except to the extent legally required for the discharge of the fiduciary duties of the Board of Directors.

REPRESENTATIONS AND WARRANTIES

     Harbor has made certain representations and warranties to FirstCity customary in transactions such as the Harbor Merger relating to, among other things, corporate authority, capitalization, organization, consents and approvals, financial statements, absences of changes, contracts, status of its portfolio, insurance, environmental matters, intellectual property, compliance with laws and regulations, legal proceedings, taxes, employee benefit matters and other matters.

     FirstCity has made certain representations and warranties to Harbor customary in transactions such as the Harbor Merger relating to, among other things, corporate authority, capitalization, organization, consents and approvals, financial statements and the accuracy of FirstCity's respective public filings made with the Securities and Exchange Commission. None of these representations and warranties survives the Effective Time.

CERTAIN COVENANTS AND OTHER AGREEMENTS

     Harbor has agreed pursuant to the Agreement and Plan of Merger that, prior to the Effective Time (unless FirstCity otherwise agrees in writing and except as otherwise expressly contemplated or permitted by the Agreement and Plan of Merger), the businesses of Harbor and its subsidiaries will be conducted only in the ordinary and usual course in accordance with past practices. Among other things, Harbor has agreed that it will not (unless FirstCity otherwise agrees in writing and except as otherwise expressly contemplated or permitted by the Agreement and Plan of Merger) (i) declare or pay any dividend; (ii) effect any stock split, stock dividend, reclassification or other similar transaction or redemption or repurchase of capital stock or other securities; (iii) authorize or propose the issuance, delivery or sale of, or issue, deliver or sell, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of it capital stock (iv) amend its organizational documents; (v) make capital expenditures or incur any indebtedness or assume any obligations of any other person or entity, other than in the ordinary course of business; (vi) subject to limited exceptions, acquire or agree to acquire any assets, by merging or consolidating with any entity, or by any other manner;
(vii) with certain limited exceptions, enter into, adopt, amend, renew or terminate any agreement between Harbor or any of its subsidiaries and one or more of its current or former directors, officers or employees or increase in any manner the rate of compensation or benefits of such persons; (viii) subject to limited exceptions, other than in the ordinary course of business, encumber or dispose of its assets or properties; (ix) other than in the ordinary course of business, borrow money; (x) terminate any Mortgage Servicing Agreement (as defined in the Agreement and Plan of Merger); or (xi) enter into any Mortgage Servicing Agreement with respect to a Recourse Loan (as such terms are defined in the Agreement and Plan of Merger).

     Harbor, FirstCity and Acquisition Corp. have agreed to use all reasonable efforts to promptly prepare, execute and file all necessary documentation, to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Agreement and Plan of Merger. FirstCity and Harbor have agreed further, pursuant to the Agreement and Plan of Merger, to (i) provide the other party and its representatives, accountants and counsel with full and complete access to its personnel, properties, contracts, books and records and (ii) promptly inform the other party of certain events related to the Agreement and Plan of Merger.

EMPLOYMENT AGREEMENT


     Under the terms of the Agreement and Plan of Merger, it is a condition to closing the Harbor Merger that Richard Gillen enter into an employment agreement with respect to his continued employment as chief executive officer of Harbor following the Harbor Merger. The terms and conditions of such agreement have not been finalized but it is expected that they will be as described in "The Harbor Merger -- Interests of Certain Persons in the Harbor Merger."


REGISTRATION OF FIRSTCITY SHARES

     FirstCity has agreed to file and cause to become effective a registration statement permitting Richard Gillen, Ed Smith, Thomas Smith, Lindsey Capital Corporation and the Harbor Plan to publicly resell the shares of FirstCity Common Stock received by them in connection with the Harbor Merger, subject to the terms and conditions of a registration rights agreement to be agreed upon by such persons and FirstCity.

INDEMNIFICATION OF HARBOR DIRECTORS, OFFICERS AND EMPLOYEES

     FirstCity has agreed that all rights to indemnification and/or exculpation from liability existing in favor of the present directors, officers and employees of Harbor (solely in their capacities as such) or present directors of Harbor serving or who served at Harbor's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, as provided in Harbor's certificate of incorporation or bylaws (each as in effect on the date of the Agreement and Plan of Merger) with respect to matters occurring prior to the Effective Time shall survive the Merger for a period of not less than the statutes of limitations applicable to such matters.

CONDITIONS


     In addition to the approval and adoption of the Agreement and Plan of Merger by the Harbor Stockholders and the approval of the issuance of 1,581,000 shares of FirstCity Common Stock by the FirstCity Stockholders in connection with the Harbor Merger, the respective obligations of Harbor and FirstCity to consummate the Harbor Merger are subject to the following conditions, among others: (i) the accuracy as of the date of the Agreement and Plan of Merger and as of the Closing Date (as defined in the Agreement and Plan of Merger) in all material respects of the representations and warranties made in the Agreement and Plan of Merger; (ii) the performance in all material respects of all obligations required to be performed under the Agreement and Plan of Merger;
(iii) no preliminary or permanent injunction being in effect, or other order or pending or threatened action or proceeding preventing or seeking to restrict or prohibit consummation of the Harbor Merger; (iv) the receipt of all governmental authorizations, consents, waivers or approvals required to be obtained in connection with the performance of the Agreement and Plan of Merger and any waiting periods required by law in respect thereof shall have expired or been terminated; (v) the receipt by FirstCity and Harbor of an opinion regarding, among other things, due authorization by Harbor and FirstCity and enforceability of the Agreement and Plan of Merger against the parties in accordance with its terms delivered by the other party's counsel in form and substance customary for transactions of this type and satisfactory to the party receiving such opinion;
(vi) Richard J. Gillen shall enter into an employment agreement pursuant to which he will continue to serve as chairman and chief executive officer of Harbor (see "The Harbor Merger -- Interests of Certain Persons in the Harbor Merger"); and (vii) receipt of agreements from Messrs. Gillen, Smith and certain other officers, directors and other affiliates of Harbor that prohibit sales of any shares of FirstCity Common Stock received by them in the Harbor Merger until financial results of the merged entity covering at least 30 days of post-merger activity have been published. Each of these conditions is subject to waiver at the mutual agreement of the parties.

TERMINATION; TERMINATION FEE; REIMBURSEMENT OF EXPENSES

     The Agreement and Plan of Merger may be terminated at any time (notwithstanding approval of the Agreement and Plan of Merger by the stockholders of Harbor or approval of the issuance of 1,581,000 shares of FirstCity Common Stock by the stockholders of FirstCity in connection therewith) prior to the Effective Time:

     (1) by mutual written consent of FirstCity and Harbor;

     (2) by FirstCity or Harbor if the Harbor Merger shall not have been consummated on or before July 1, 1997, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to observe the covenants and agreements of such party contained in the Agreement and Plan of Merger;

     (3) by FirstCity or Harbor upon written notice to the other (i) 90 days after the date on which any request or application for a Requisite Regulatory Approval (as defined in the Agreement and Plan of Merger) shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 90-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no party shall have the right to terminate the Agreement and Plan of Merger in this manner if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in the Agreement and Plan of Merger; or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by the Agreement and Plan of Merger;

     (4) by Harbor or FirstCity (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if any approval of the stockholders of FirstCity or Harbor required for the consummation of the Harbor Merger shall not have been obtained;

     (5) by Harbor or FirstCity (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in the Agreement and Plan of Merger on the part of the other party, which breach is not cured within 30 days following written notice to the breaching party, or which breach cannot be cured prior to Closing, and which breach, individually or together with other such breaches, has had or could reasonably be expected to have a Material Adverse Effect (as defined in the Agreement and Plan of Merger) on the breaching party; or

     (6) by Harbor or FirstCity (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements contained in the Agreement and Plan of Merger on the part of the other party, which breach is not cured within 30 days following written notice to the breaching party from the other party.

     In the event of termination of the Agreement and Plan of Merger in accordance with (1) - (6) above, the Agreement and Plan of Merger shall, subject to certain limitations, become void and have no effect, except that no party shall be relieved of or released from any liabilities or damages arising out of its breach of any provision of the Agreement and Plan of Merger. If the Agreement and Plan of Merger is terminated by either FirstCity or Harbor pursuant to paragraph (4) or (5) or because the applicable conditions precedent to the obligations of Harbor or FirstCity, respectively, have not been satisfied or waived (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), then the terminating party shall be entitled to the sum of $100,000.00 from the other party as reimbursement for its time, effort and expense in pursuing the transactions contemplated by the Agreement and Plan of Merger.

AMENDMENT AND WAIVER

     The Agreement and Plan of Merger may be amended by the parties thereto at any time before or after approval of the matters presented in connection with the Harbor Merger to the Harbor Stockholders by such stockholders, but, after any such approval, no amendment may be made that reduces the amount or changes the form of the Conversion Ratio to be delivered to the Harbor Stockholders under the Agreement and Plan of Merger, other than as contemplated by the Agreement and Plan of Merger. Any amendment must be by an instrument in writing signed on behalf of each of the parties.

     Any provision contained in the Agreement and Plan of Merger may be waived in writing by written instrument signed on behalf of the party benefitting from such provision.

APPRAISAL RIGHTS


     Subject to compliance with the procedures set forth in Section 262 of the DGCL, the full text of which is included as Exhibit C to this Proxy Statement/Prospectus, holders of Harbor Common Stock are entitled to appraisal rights in connection with the Merger. Any demand for appraisal must be made prior to the vote on the Agreement and Plan of Merger by Holders of Harbor Common Stock, or prior to the Effective Time if the approval of Harbor's stockholders is obtained through written consent. Holders of Harbor Common Stock who, prior to the stockholder vote on the Agreement and Plan of Merger, or the Effective Time, if stockholder approval is accomplished through written consent, demand appraisal of their shares in accordance with the DGCL and who do not vote (nor grant a proxy to vote) or deliver consent in favor of the approval and adoption of the Agreement and Plan of Merger (such shares being referred to herein as "Dissenting Common Shares") will have the right to obtain a cash payment for "fair value" of their shares (excluding any element of value arising from the accomplishment or expectation of the Harbor Merger). Such "fair value" would be determined in judicial proceedings, the result of which cannot be predicted. Failure to take any of the steps required under Section 262 of the DGCL on a timely basis may result in the loss of appraisal rights. Holders of Harbor Common Stock considering seeking appraisal should be aware that the fair value of their shares of Harbor Common Stock as determined under Section 262 could be more than, the same as or less than the value of the Conversion Ratio that they would otherwise receive if they did not seek appraisal of their shares of Harbor Common Stock. Pursuant to the Agreement and Plan of Merger, Dissenting Common Shares shall not be converted into the right to receive, or be exchangeable to FirstCity Common Stock.


     Under the terms of the Agreement and Plan of Merger, it is a condition to the obligations of FirstCity and Acquisition Corp. thereunder that the number of shares of Harbor Common Stock whose holders have perfected their appraisal rights shall be less than 1,000.

                        INFORMATION REGARDING FIRSTCITY


     References is made to the information section that is contained in Parts I and II of FirstCity's Annual Report filed on Form 10-K for the year ended December 31, 1996, as amended by FirstCity's 10-K/A No. 1 filed with the Commission on April 30, 1997, FirstCity's 10-K/A No. 2 filed with the Commission on May 9, 1997 and FirstCity's 10-K/A No. 3 filed with the Commission on May 28, 1997, and the information that is contained in Part I of FirstCity's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 filed with the Commission on May 15, 1997 which is incorporated herein by reference.


                      DESCRIPTION OF FIRSTCITY SECURITIES

     The authorized capital stock of FirstCity consists of 202.5 million shares divided into three classes as follows: (1) 2.5 million shares of Special Preferred Stock with a nominal stated value of $21.00 per share, (2) 100 million shares of optional preferred stock, par value $.01 per share and (3) 100 million shares of Common Stock, par value $0.01 per share. As of the FirstCity Record Date, 4,934,983 shares of FirstCity Common Stock and 2,460,911 shares of FirstCity Special Preferred Stock were issued and outstanding. Also outstanding as of the FirstCity Record Date were 497,345 Warrants each entitling the holder thereof to acquire one (1) share of FirstCity Common Stock.

     REFERENCE IS HEREBY MADE TO THE DESCRIPTION OF FIRSTCITY COMMON STOCK, SPECIAL PREFERRED STOCK AND WARRANTS CONTAINED IN FIRSTCITY'S FORM 8-A REGISTRATION STATEMENT FILED WITH THE COMMISSION ON JULY 25, 1995 (FILE NO. 0-26500), AS AMENDED BY FIRSTCITY'S FORM 8-A/A FILED WITH THE COMMISSION ON AUGUST 25, 1995 AND FIRSTCITY'S FORM 8-A/A NO. 2 FILED WITH THE COMMISSION ON SEPTEMBER 6, 1995, INCLUDING ANY AMENDMENT OR REPORT FILED FOR THE PURPOSE OF UPDATING SUCH DESCRIPTION.

                          INFORMATION REGARDING HARBOR

BUSINESS

     Harbor is a holding company which, through its subsidiary, Harbor Mortgage, is engaged in the mortgage banking business to originate, purchase, sell and service mortgage loans. Harbor Mortgage, through its wholly-owned subsidiaries and affiliated relationships, also offers products and services complementary to its mortgage banking business, including (1) property management, (2) personal and property insurance agency activities, (3) title escrow and insurance agency activities, (4) property appraisals and inspections, and (5) consulting services for portfolio evaluations, marketing and risk management.


     Harbor's mortgage loans are primarily prime credit quality first lien mortgage loans secured by single-family residences. In October 1996, Harbor also organized operations to originate sub-prime credit quality first-lien single-family mortgage loans and second lien home equity and home improvement loans. See discussion of B/C lending in "Prospective Information."


     Harbor's revenues from its mortgage banking business are comprised of 1) revenue from loan originations and sales of such loans to permanent investors,
2) net interest margin earned on mortgage loans during the period that they are held pending sale, and 3) loan servicing fees. Since the custodial accounts associated with its servicing portfolio are considered compensating balances which reduce Harbor's borrowing costs, Harbor also benefits from these accounts.

     Loan Production. The majority of the residential loans originated by Harbor are conventional conforming loans. Most of these loans qualify for sale to Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") under/into their programs. If necessary, these loans have private mortgage insurance coverage for the top 20% to 30% of the loan. Additionally, Harbor originates loans insured by Federal Housing Administration ("FHA") and loans partially guaranteed by the Veterans Administration ("VA"). These government loans qualify for inclusion in guarantee programs sponsored by the Government National Mortgage Association ("GNMA"). Inclusion in these guarantee programs facilitates the sale of mortgage loans and the pooling of such loans into mortgage-backed securities. Harbor also sells pooled loans to private investors.

     The following table sets forth the number and dollar amount of Harbor's mortgage production for the periods indicated.

                                                   SUMMARY OF HARBOR'S LOAN PRODUCTION
                                          ------------------------------------------------------
                                          THREE MONTHS ENDED               YEAR ENDED
            TOTAL PRODUCTION                 DECEMBER 31,                SEPTEMBER 30,
         (INCLUDES ORIGINATIONS           -------------------   --------------------------------
          AND PURCHASED LOANS)              1996       1995        1996        1995       1994
         ----------------------           --------   --------   ----------   --------   --------
                                                          (VOLUME IN THOUSANDS)
Conventional Loans:
  Number of Loans.......................     3,765      2,436       13,222      4,860      2,263
  Volume of Loans.......................  $418,907    258,649    1,439,197    509,447    229,261
  Percent of Total Volume...............     79.05%     82.72%       81.60%     69.98%     53.45%
FHA/VA/FMHA Loans:
  Number of Loans.......................       730        534        2,705      1,789      1,941
  Volume of Loans.......................  $ 67,143     46,664      240,015    132,158    134,009
  Percent of Total Volume...............     12.67%     14.92%       13.61%     18.15%     31.24%
Commercial Loans:
  Number of Loans.......................         1          1            3          9          6
  Volume of Loans.......................  $ 28,300      2,600       35,600     53,405     21,150
  Percent of Total Volume...............      5.34%      0.83%        2.02%      7.34%      4.93%
Consumer Loans:
  Number of Loans.......................         1          3           12          7          0
  Volume of Loans.......................  $     17         63          211        141          0
  Percent of Total Volume...............      0.00%      0.02%        0.01%      0.02%      0.00%
Brokered Loans:
  Number of Loans.......................        52         10           99        133        228
  Volume of Loans.......................  $  6,838      1,105       19,851     32,799     44,530
  Percent of Total Volume...............      1.29%      0.35%        1.13%      4.51%     10.38%
Construction Loans:
  Number of Loans.......................        74         33          263          0          0
  Volume of Loans.......................  $  8,708      3,583       28,780          0          0
  Percent of Total Volume...............      1.64%      1.15%        1.63%      0.00%      0.00%
Total Loans:
  Number of Loans.......................     4,623      3,017       16,304      6,798      4,438
  Volume of Loans.......................  $529,912    312,664    1,763,654    727,950    428,950
  Avg Residential Loan Amt..............  $108,398    102,825      106,019     99,440     92,013

     Harbor produces single-family first mortgage loans through two separate marketing groups. One group is the residential retail group ("retail"), which operates within Harbor Mortgage. The other is the wholesale group ("wholesale"), whose activities are conducted through New America Financial, Inc. ("New America"), a subsidiary of Harbor Mortgage.

     Retail The retail group, through a network of 16 branches located in Texas, Oklahoma, Pennsylvania, Northern Virginia, West Virginia, and Maryland, originates loans using direct contact with consumers. In fiscal 1997, Harbor began expansion into Florida. As of September 30, 1996, the retail group employed 90 loan officers and 55 production employees within the 16 branches. Loan officers are compensated solely by commission based on loan originations. Harbor uses continual quality control reviews of loans originated in each branch to monitor compliance with Harbor's underwriting criteria. This loan review monitoring is in addition to periodic branch and home-office visits. See "Loan Underwriting" for additional discussion of quality review. The table below sets forth the number and dollar amount of the retail group's mortgage loan production for the periods indicated.

                                                  SUMMARY OF HARBOR'S LOAN PRODUCTION
                                          ----------------------------------------------------
                                          THREE MONTHS ENDED              YEAR ENDED
            TOTAL PRODUCTION                 DECEMBER 31,               SEPTEMBER 30,
         (INCLUDES ORIGINATIONS           -------------------   ------------------------------
          AND PURCHASED LOANS)              1996       1995       1996       1995       1994
         ----------------------           --------   --------   --------   --------   --------
                                                         (VOLUME IN THOUSANDS)
Conventional Loans:
  Number of Loans.......................       293        318      1,374      1,354      1,916
  Volume of Loans.......................  $ 41,507     39,047    162,117    145,398    192,236
  Percent of Total Volume...............     30.65%     47.28%     37.64%     42.79%     49.05%
FHA/VA/FMHA Loans:
  Number of Loans.......................       544        418      2,073      1,474      1,941
  Volume of Loans.......................  $ 50,032     36,187    184,098    108,074    134,009
  Percent of Total Volume...............     36.95%     43.82%     42.75%     31.80%     34.19%
Commercial Loans:
  Number of Loans.......................         1          1          3          9          6
  Volume of Loans.......................  $ 28,300      2,600     35,600     53,405     21,150
  Percent of Total Volume...............     20.90%      3.15%      8.27%     15.72%      5.40%
Consumer Loans:
  Number of Loans.......................         1          3         12          7          0
  Volume of Loans.......................  $     17         63        211        141          0
  Percent of Total Volume...............      0.01%      0.08%      0.05%      0.04%      0.00%
Brokered Loans:
  Number of Loans.......................        52         10         99        133        228
  Volume of Loans.......................  $  6,838      1,105     19,851     32,799     44,530
  Percent of Total Volume...............      5.05%      1.34%      4.61%      9.65%     11.36%
Construction Loans:
  Number of Loans.......................        74         33        263          0          0
  Volume of Loans.......................  $  8,708      3,583     28,780          0          0
  Percent of Total Volume...............      6.43%      4.34%      6.68%      0.00%      0.00%
Total Loans:
  Number of Loans.......................       965        783      3,824      2,977      4,091
  Volume of Loans.......................  $135,401     82,585    430,657    339,816    391,924
  Avg Residential Loan Amount...........  $110,659    102,331    103,234     96,680     90,765

     Wholesale. Harbor entered into the wholesale mortgage business through the acquisition of New America in July 1994. At the time of acquisition, New America had loan offices in Dallas and Fort Lauderdale. During the last two fiscal years, Harbor has expended considerable resources toward the geographic expansion of New America, to its present complement of 20 branch offices.


     New America originates loans through, and purchases loans from, mortgage loan brokers. As of September 30, 1996, the wholesale group had 20 branches located in major cities throughout the U.S. (with the exception of the northeast region of the U.S.), employing 56 account executives and 130 staff processors. Account executives are compensated through salary plus commission. Branch locations are in the following cities: Albuquerque, New Mexico; Atlanta, Georgia; Chicago, Illinois; Denver, Colorado; Fairfax, Virginia; Fort Lauderdale, Florida; Indianapolis, Indiana; Las Vegas, Nevada; Los Angeles, California; Newport Beach, California; Phoenix, Arizona; Portland, Oregon; Salt Lake City, Utah; Dallas, Texas; Sacramento, California; Seattle, Washington; San Diego, California; San Francisco, California; Tampa, Florida and Orlando, Florida. A Bulk Acquisition group within New America also purchases loans, primarily from other mortgage bankers, banks, thrifts and other financial intermediaries. Historically, Bulk Acquisition's activities have accounted for less than 5% of total wholesale production. Quality control procedures are identical to those of the retail group. All wholesale loans are reviewed under Harbor's quality control program prior to funding.

     The following table sets forth the number and dollar amount of the wholesale group's mortgage loan production.

                                                   SUMMARY OF HARBOR'S LOAN PRODUCTION
                                          -----------------------------------------------------
                                          THREE MONTHS ENDED              YEAR ENDED
            TOTAL PRODUCTION                 DECEMBER 31,                SEPTEMBER 30,
         (INCLUDES ORIGINATIONS           -------------------   -------------------------------
          AND PURCHASED LOANS)              1996       1995       1996        1995       1994
         ----------------------           --------   --------   ---------   --------   --------
                                                          (VOLUME IN THOUSANDS)
Conventional Loans:
  Number of Loans.......................     3,472      2,118      11,848      3,506        347
  Volume of Loans.......................  $377,400    219,602   1,277,080    364,049     37,026
  Percent of Total Volume...............     95.66%     95.45%      95.81%     93.79%    100.00%
FHA/VA/FMHA Loans:
  Number of Loans.......................       186        116         632        315          0
  Volume of Loans.......................  $ 17,111     10,477      55,917     24,085          0
  Percent of Total Volume...............      4.34%      4.55%       4.19%      6.21%      0.00%
Total Loans:
  Number of Loans.......................     3,658      2,234      12,480      3,821        347
  Volume of Loans.......................  $394,511    230,079   1,332,997    388,134     37,026
  Average Loan Amount...................  $107,849    102,990     106,811    101,579    106,702

     As shown in the previous production tables, Harbor has increased its emphasis on wholesale production of loans. Total production for the quarter ended December 31, 1996 includes approximately $14 million in B/C loans. Management believes that wholesale is a more efficient gathering mechanism, offering greater flexibility to contract when market conditions warrant.

     By placing more emphasis on wholesale mortgage banking services, thereby obtaining loans through independent loan brokers, Harbor is able to originate mortgage loans in a cost-effective manner. Historically, retail mortgage loan origination involved higher fixed overhead costs such as offices, furniture, computer equipment and telephones, as well as additional personnel costs, such as loan officers and loan processors. By limiting the number of offices and personnel needed to generate business, Harbor has transferred the overhead burden of mortgage origination to the independent mortgage loan brokers. As a result, Harbor is able to match its loan origination costs more closely with loan origination volume so that a substantial portion of its costs are variable rather than fixed.

     In arranging mortgage loans, mortgage loan brokers act as intermediaries between borrowers and Harbor. Harbor Mortgage, as an approved FNMA, Federal Home Loan Mortgage Corporation ("FHLMC") and GNMA seller/servicer, provides such brokers access to the secondary market for the sale of mortgage loans that they otherwise could not access because they do not meet the applicable seller/servicer net worth requirements. Harbor attracts and maintains relationships with mortgage brokers by offering a variety of services and products.

     Other Lending Activities. Harbor Mortgage originates residential construction loans through a construction loan department in the Houston corporate headquarters. Harbor Mortgage also originates and services commercial loans for multi-family dwellings, office buildings, retail centers and other income producing properties from its commercial loan headquarters in Houston.

     Commercial loans are funded by investors at closing. Construction loans are made through a syndicate of lenders agented by a large commercial bank.

     Loan Underwriting. Loan underwriting in both the retail and wholesale groups is performed on a regional basis, generally in some of the larger branch locations. Harbor believes that having underwriters in each market area enables these personnel to remain abreast of changing conditions in property values, employment conditions, general practice, and various conditions of each market. The underwriters in each area are managed by a management team independent of the management of the origination employees.

     Harbor manages a quality control review of loans originated by having a certain percentage of loans redocumented through its Quality Control Department and a certain percentage reviewed and redocumented by independent third parties. The purpose of these reviews is to ensure that the loan origination practices and decisions are acceptable to Harbor's loan pool investors and are in compliance with regulatory requirements. The quality control review meets or exceeds the requirements of the FNMA, FHLMC, and the Department of Housing and Urban Development ("HUD").

     Harbor's guidelines for underwriting FHA-insured loans and VA-guaranteed loans comply with the criteria established by these agencies. Harbor's underwriting guidelines for underwriting conventional conforming loans comply with the underwriting criteria employed by FHLMC and/or FNMA. Harbor's underwriting guidelines and property standards for conventional non-conforming loans are based on the underwriting standards employed by private mortgage insurers and private investors for such loans. Harbor requires most conventional non-conforming loans to be approved by a mortgage insurer's contract underwriting division in addition to its own underwriters. In addition, conventional loans originated or purchased by Harbor with a loan-to-value ratio greater than 80% at origination are covered by private mortgage insurance.

     Geographic Distribution. The following table sets forth the geographic distribution of Harbor's loan production for the year ended September 30, 1996.

                                                         NUMBER       PRINCIPAL
LOCATION                                                OF LOANS        AMOUNT
--------                                                --------    --------------
                                                                    (IN THOUSANDS)
Texas.................................................    4,431       $  438,221
Virginia..............................................    2,009          243,823
Illinois..............................................    1,571          207,011
California............................................    1,387          160,698
Georgia...............................................    1,128          152,678
Florida...............................................    1,122          125,194
Arizona...............................................      828          117,143
Washington............................................    1,808           94,918
Colorado..............................................      594           72,453
Utah..................................................      569           62,191
Maryland..............................................      183           23,789
New Mexico............................................      175           22,185
Nevada................................................       86           18,486
Oklahoma..............................................      207           16,853
Indiana...............................................      201            7,494
West Virginia.........................................        4              293
Pennsylvania..........................................        1              225
                                                         ------       ----------
                                                         16,304       $1,763,654
                                                         ======       ==========

     Regulations. The rules and regulations applicable to Harbor's mortgage banking operations establish underwriting guidelines that, among other things, include anti-discrimination provisions, provisions for inspections, appraisals, and credit reports on prospective borrowers and fix maximum loan amounts. Moreover, lenders, such as Harbor, are required annually to submit audited financial statements to the HUD, FNMA, FHLMC, VA, GNMA and various state regulatory agencies, and each regulatory entity maintains its own financial guidelines for determining net worth and eligibility requirements. Harbor's affairs are also subject to examination by HUD, FNMA, and FHLMC and such state agencies at any time to assure compliance with the applicable regulations, polices, and procedures. Mortgage loan origination activities are subject to, among others, the Equal Credit Opportunity Act, Federal Truth-In-Lending Act and the Real Estate Settlement Procedures Act of 1974, as amended, and the regulations promulgated thereunder that prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs.

     Additionally, there are various state and local laws and regulations affecting Harbor's operations. Harbor is licensed in those states in which it does business requiring such a license where the failure to be licensed would have a material adverse effect on Harbor, its business or assets. Conventional mortgage operations also may be subject to state usury statutes.

     Competition. The industry in which Harbor competes is highly competitive. Harbor competes with other mortgage banking companies, mortgage and servicing brokers, commercial banks, savings associations, credit unions, other financial institutions and various other lenders. A number of these competitors have substantially greater financial resources and greater operating efficiencies. Customers distinguish between product and service providers in the industries in which Harbor operates for various reasons, including convenience in obtaining the product or service, overall customer service, marketing and distribution channels and pricing (primarily in the form of prevailing interest rates). Competition for Harbor is particularly affected by fluctuations in interest rates. During periods of rising interest rates, competitors of Harbor who have locked into lower borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit Harbor's customers to refinance their loans.

     Harbor has long-established relationships with government agencies and private investors based on its ability to deliver quality loans on a timely basis. This has enabled Harbor to develop and offer a variety of competitive products.

     Seasonality. The mortgage banking industry is generally subject to seasonal trends. These trends reflect the general national pattern of sales and resales of homes, although refinancings tend to be less seasonal and more closely related to changes in interest rates. Sales and resales of homes typically peak during the spring and summer seasons and decline to lower levels from mid-November through February. In addition, delinquency rates typically rise in the winter months, which results in higher servicing costs. However, late charge income has historically been sufficient to offset such incremental expenses.

     Other Operations. Through various other subsidiaries and companies to which Harbor Mortgage provides management and other services, Harbor conducts business in a number of areas related to the mortgage business. The names and activities of Harbor's subsidiaries are set forth below:

     - Harbor Financial Property Management manages residential properties throughout the country for many institutional investors.

     - Dungey and Associates is a property appraisal and inspection company that provides services to Harbor Mortgage and outside parties in the Texas market.

     - Hamilton, Carter, Smith is a specialty financial advisory firm which provides services to the mortgage industry in the areas of portfolio/corporate evaluations; risk management and hedging advisory services; marketing of loan servicing portfolios; and mergers and acquisitions advisory services.

     Under management contracts, Harbor provides management and administrative services to:

     - Harbor Financial Insurance Agency ("HFIA") offers complete lines of personal, commercial and property insurance products.

     - JMC Title, Inc. ("JMC") provides outside services for title escrow and insurance services.

     Under the terms of the Agreement and Plan of Merger, Mr. Gillen is required to assign to FirstCity the rights he currently has to acquire all of the issued and outstanding shares of capital stock of JMC and HFIA. Mr. Gillen received such rights in conjunction with the formation of JMC and HFIA, and holds such rights for the benefit of Harbor (which is prohibited by applicable regulations from holding equity securities of insurance agencies). The rights are intended to benefit Harbor by providing a means of succession of ownership. The aggregate exercise price under the two options is $11,000. The operations of JMC and HFIA are immaterial to Harbor.

     Employees. At December 31, 1996, Harbor employed 642 persons. No employee is a member of a labor union or party to a collective bargaining agreement. Harbor believes that its employee relations are generally good.

     Sale of Loans. As a mortgage banker, Harbor customarily sells all loans that it originates or purchases. Harbor packages substantially all of its FHA-insured and VA-guaranteed mortgage loans into pools of loans. It sells these pools to national or regional broker-dealers in the form of modified pass-through mortgage-backed securities ("MBS") guaranteed by GNMA. With respect to loans securitized through GNMA programs, Harbor is insured against foreclosure loss by the FHA or partially guaranteed against foreclosure loss by the VA (at present, generally 25% to 50% of the loan, up to a maximum amount of $50,750, depending upon the amount of the loan). Conforming conventional loans are also pooled by Harbor and exchanged for securities guaranteed by FNMA or FHLMC, which securities are then sold to national or regional broker-dealers. Loans securitized through FNMA or FHLMC are sold on a non-recourse basis whereby foreclosure losses are generally the responsibility of FNMA and FHLMC, and not Harbor. Alternatively, Harbor may sell FHA-insured and VA-guaranteed mortgage loans and conforming conventional loans, and consistently sells its jumbo loan production, to large buyers in the secondary market (which can include national or regional broker-dealers) on a non-recourse basis. These loans can be sold either on a whole-loan basis or in the form of pools backing securities which are not guaranteed by any governmental instrumentality but which generally have the benefit of some form of external credit enhancement, such as insurance, letter of credit, payment guarantees or senior/subordinated structures. Substantially all loans sold by Harbor are sold without recourse, subject, in the case of VA loans, to the limits of the VA guaranty described above. Losses on VA loans in excess of the VA guaranty have not been material to Harbor.

     In order to offset the risk that a change in interest rates will result in a decrease in the value of Harbor's current mortgage loan inventory or its commitments to purchase or originate mortgage loans ("Committed Pipeline"), Harbor enters into hedging transactions. Harbor's hedging policies generally require that substantially all of Harbor's inventory of conforming and government loans and the maximum portion of its Committed Pipeline that Harbor believes may close be hedged with forward contracts for the delivery of MBS or options on MBS. The inventory is then used to form the MBS that will fill the forward delivery contracts and options. Harbor hedges its inventory and Committed Pipeline of jumbo mortgage loans by using whole-loan sale commitments to ultimate buyers or by using temporary "cross hedges" with sales of MBS since such loans are ultimately sold based on a market spread to MBS. As such, Harbor is not exposed to significant risk nor will it derive any significant benefit from changes in interest rates on the price of the inventory net of gains or losses of associated hedge positions. The correlation between price performance of the hedged instruments and the inventory being hedged is very high due to the similarity of the asset and the related hedge instrument. Harbor is exposed to interest-rate risk to the extent that the portion of loans from the Committed Pipeline that actually closes at the committed price is less than the portion expected to close in the event of a decline in rates and such decline in closings is not covered by forward contracts and options to purchase MBS needed to replace the loans in process that do not close at their committed price. Harbor determines the portion of its Committed Pipeline that it will hedge based on numerous factors, including composition of the Committed Pipeline, the portion of such Committed Pipeline likely to close, the timing of such closings and anticipated changes in interest rates. See Notes 5 and 8 to Harbor's Consolidated Financial Statements.

     Loan Servicing. Harbor services, on a non-recourse basis with respect to the principal balances of the loans, some of the mortgage loans that it originates. In addition, Harbor purchases bulk servicing contracts, also on a non-recourse basis, to service single-family residential mortgage loans originated by other lenders. Servicing mortgage loans includes collecting and remitting loan payments, making advances when required, accounting for principal and interest, holding custodial (escrow) funds for payment of property taxes and hazard insurance, making any physical inspections of the property, counseling delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering the loans. Harbor receives a fee for servicing mortgage loans ranging generally from 1/4% to 1/2% per annum on the declining principal balances of the loans. The servicing fee is collected by Harbor out of monthly mortgage payments.

     Harbor's servicing portfolio is subject to reduction by scheduled amortization or by prepayment or foreclosure of outstanding loans. In addition, Harbor has sold, and may sell in the future, a portion of its portfolio of loan servicing rights to other mortgage servicers. In general, the decision to sell servicing rights of newly originated loans on a servicing-released basis is based on management's assessment of Harbor's cash requirements, the market value of servicing rights and Harbor's current and future earnings objectives.

     Generally, it is Harbor's strategy to build and retain its servicing portfolio. During Fiscal 1996, Harbor had the option to retain servicing on approximately 70% of the dollar volume of loans sold. Harbor retained the servicing on approximately 85% (based on dollar volume) where such option existed.

     Loans are serviced from two facilities, in Houston, Texas and in Scottsbluff, Nebraska. On May 15, 1996, Harbor Mortgage acquired all of the outstanding common stock of Hamilton Financial Services Corporation and subsidiaries ("Hamilton"). The addition of Hamilton's servicing and subservicing portfolios almost doubled Harbor's consolidated servicing portfolio. Another benefit of this acquisition is Hamilton's newly renovated 21,000 square foot servicing center located in Scottsbluff, Nebraska. This service center has an advantageous lease term, economically attractive expansion possibilities, and an overall more efficient cost structure compared to metropolitan servicing centers. See Note 1 to Harbor's Consolidated Financial Statements.

     In order to track information on its mortgage servicing portfolio, Harbor utilizes a data processing system provided by Alltel Information Systems, Inc. ("Alltel"), formerly known as Computer Power Incorporated or CPI. Alltel is one of the largest mortgage banking service bureaus in the U.S. Management believes that this system gives Harbor sufficient capacity to support the anticipated expansion of its residential mortgage loan servicing portfolio.

     Harbor believes that loan production earnings will partially offset the effect of interest rate fluctuations on the earnings from its servicing portfolio. In general, the value of Harbor's servicing portfolio and the income generated therefrom improve as interest rates increase and decline when interest rates fall. In an environment of declining interest rates, the rate of current and projected future prepayments increases, resulting in an increased rate of amortization and impairment of capitalized servicing fees receivable and mortgage servicing rights. At the same time, a decline in interest rates generally contributes to high levels of loan production (particularly refinances). Generally, in an environment of increasing interest rates, the rate of current and projected future prepayments decreases. This results in decreased rates of amortization and impairment of capitalized excess servicing fees receivable and mortgage servicing rights. Amortization and impairment are deducted from loan administration revenue. An increase in interest rates also generally causes loan production (particularly refinances) to decline.

     The following table sets forth certain information regarding Harbor's servicing portfolio of loans, including loans held for sale and loans subserviced for others, for the periods indicated.

                                                                          SEPTEMBER 30,
          COMPOSITION OF SERVICING            DECEMBER 31,    -------------------------------------
          PORTFOLIO AT PERIOD END                 1996           1996          1995         1994
          ------------------------            ------------    ----------    ----------   ----------
                                                             (AMOUNTS IN THOUSANDS)
FHA-Insured Mortgage Loans..................    $  354,449(a) $  342,694(f) $  240,217   $  211,986
VA-Guaranteed Mortgage Loans................       190,439(b)    178,943(g)    149,830      132,124
Conventional Mortgage Loans.................     3,483,665(c)  3,234,197(h)    894,840      938,309
Other.......................................        73,688(d)     66,815(i)     68,802       27,521
  Subtotal..................................     4,102,241     3,822,648     1,353,689    1,309,940
Commercial Loans............................       150,511       124,379        94,706      125,432
                                                ----------    ----------    ----------   ----------
  Total Servicing Portfolio.................    $4,252,753    $3,947,028    $1,448,395   $1,435,372
                                                ==========    ==========    ==========   ==========
Beginning Servicing Portfolio...............    $3,947,028     1,448,395     1,435,372    1,651,595
Add: Loan Production........................       473,420     1,606,462       487,162      335,064
  Bulk Servicing and Subservicing
     Acquired...............................       150,645     2,335,151(j)    212,677       73,171
Less: Servicing Transferred.................       199,452     1,018,998       512,785      279,742
  Runoff (e)................................       118,888       423,983       174,031      344,716
                                                ----------    ----------    ----------   ----------
Ending Servicing Portfolio..................    $4,252,753    $3,947,028    $1,448,395   $1,435,372
                                                ==========    ==========    ==========   ==========

---------------
Notes:

(a) For December 1996, includes the subserviced principal amount of $17,670.

(b) For December 1996, includes the subserviced principal amount of $10,843.

(c) Conventional Loans consist of both Insured and Uninsured principal balances. For December 1996, includes the subserviced principal amount of $773,038.

(d) For December 1996, includes the subserviced principal amount of $111.

(e) Includes payoffs, foreclosures, amortization, curtailments.

(f) Includes the subserviced principal amount of $30,199.

(g) Includes the subserviced principal amount of $12,984.

(h) Includes the subserviced principal amount of $791,642.

(i) Includes the subserviced principal amount of $112.

(j) In May 1996, Harbor acquired Hamilton Financial Corporation. This acquisition added $1.276 billion of Bulk (Owned) Servicing and $.757 billion of Subservicing to Harbor's servicing portfolio.

     Harbor's servicing portfolio was stratified by interest rate as follows for the periods indicated.

                                                     DECEMBER 31, 1996             SEPTEMBER 30, 1996
                                                 --------------------------    --------------------------
                   INTEREST                        PRINCIPAL       PERCENT       PRINCIPAL       PERCENT
                     RATE                           BALANCE        OF TOTAL       BALANCE        OF TOTAL
                   --------                      --------------    --------    --------------    --------
                                                 (IN THOUSANDS)                (IN THOUSANDS)
under 7%.......................................    $  382,980         9.01%      $  378,100         9.58%
7% -- 7.99%....................................     1,521,128        35.77%       1,448,345        36.70%
8% -- 8.99%....................................     1,554,454        36.55%       1,345,305        34.08%
9% -- 9.99%....................................       547,525        12.87%         528,696        13.39%
10% and over...................................       246,666         5.80%         246,582         6.25%
                                                   ----------       ------       ----------       ------
                                                   $4,252,753       100.00%      $3,947,028       100.00%
                                                   ==========       ======       ==========       ======

     For both periods presented, 90% of the principal balance of loans in the servicing portfolio bore interest at fixed rates and 10% bore interest at adjustable rates. The weighted average net servicing fee of the portfolio was
 .3389% at September 30, 1996 and .3399% at December 31, 1996.

     The following table sets forth the geographic distribution of Harbor's servicing portfolio, including loans subserviced for others, as of December 31, 1996 and September 30, 1996.

                                                                PERCENTAGE OF PRINCIPAL
                                                                   BALANCE SERVICED*
                                                             -----------------------------
                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                 1996            1996
                                                             ------------    -------------
Texas......................................................     38.72%           40.29%
California.................................................     27.61%           29.53%
Florida....................................................      4.68%            4.25%
Illinois...................................................      4.29%            3.90%
Georgia....................................................      2.83%            2.63%
Washington.................................................      2.58%            2.36%
Other (43 states, Puerto Rico, Virgin Islands).............     19.29%           17.04%
                                                               -------          -------
                                                               100.00%          100.00%
                                                               =======          =======

---------------

* Including subserviced loans

     The following table sets forth the delinquency statistics of Harbor's servicing portfolio. Subserviced loans are excluded. In addition, the statistics for 1996 are presented with and without a group of three servicing contracts acquired during 1995 and 1996 which included high levels of distressed loans. Harbor acquired these distressed servicing contracts due to attractive pricing structures relative to the costs of servicing. At December 31, 1996, the aggregate principal balances of such distressed loans are approximately 7% of the total servicing portfolio, net of subservicing.

                                                                                SEPTEMBER 30,
                                              DECEMBER 31,         ---------------------------------------
                                                  1996                      1996             1995    1994
                                         -----------------------   -----------------------   -----   -----
                                         INCLUDING     WITHOUT     INCLUDING     WITHOUT
                                         DISTRESSED   DISTRESSED   DISTRESSED   DISTRESSED
                                            LOAN         LOAN         LOAN         LOAN
DELINQUENT MORTGAGE LOANS AND PENDING    SERVICING    SERVICING    SERVICING    SERVICING
-------------------------------------    ----------   ----------   ----------   ----------
Foreclosures at Period End(a):
  30 days..............................    3.70%        3.47%        2.86%        2.67%      4.64%   3.72%
  60 days..............................    0.66%        0.60%        0.76%        0.68%      1.14%   0.90%
  90 days or more......................    0.30%        0.26%        1.54%        1.48%      2.15%   1.40%
Total Delinquencies....................    4.66%        4.33%        5.16%        4.84%      7.93%   6.02%
                                           =====        =====        =====        =====      =====   =====
Foreclosures Pending...................    0.12%                     0.07%                   0.10%   0.77%
                                           =====                     =====                   =====   =====

---------------

(a) As a percentage of the total number of loans serviced, excluding subserviced loans.

     Prospective Information. In October 1996, Harbor implemented a program to supplement its product offerings made through its wholesale group by adding products tailored to borrowers who are unable or unwilling to obtain mortgage financing from traditional mortgage lenders. The borrowers who need this type of loan product often have impaired or unsubstantiated credit histories and/or unverifiable income and require or seek a high degree of personalized services and swift response to their loan applications. As a result, these borrowers generally are not averse to paying a higher interest rate for this loan product as compared to the interest rate charged by traditional lenders. Harbor has established classifications with respect to the credit profiles of these borrowers. The classifications range from A-minus through D, depending upon a number of factors, including the borrower's credit history and employment status. This lending group is managed as a separate group known as New America Capital Markets Group ("NACM"). For the quarter ended December 31, 1996, and the two months ended February 28, 1997, total B/C production volume was approximately $14 million and $9 million, respectively. Management with considerable experience in this type of lending has been hired. NACM works with Harbor's existing wholesale and retail networks to solicit loan applications for NACM. Prior to January 1, 1997 Harbor primarily originated B/C loans through three branch locations; currently, Harbor originates B/C loans through twenty branch locations.

     The acquisition of Hamilton in 1996 added a servicing platform to Harbor which resulted in an infrastructure capable of efficiently servicing substantially more residential mortgage loans than it presently services. With the size of the servicing platform in which the servicing operations are maintained, Harbor believes that it has the capacity to more than double the number of residential mortgage loans that it currently services with only an increase in the existing base of servicing employees. Growth in the size of the servicing portfolio would likely reduce the average cost of servicing a loan and allow Harbor to grow as a result of increased servicing fees and further reductions in borrowing costs derived from the impact of custodial escrow accounts as compensating balances at Harbor's primary lender.

PROPERTIES

     All of the Company's facilities are leased under relatively short term leases. Management believes that its facilities are adequate for current and contemplated business activities.

LEGAL PROCEEDINGS

     The Company is engaged in various lawsuits in the normal course of business. Management believes that the Company's exposure to loss resulting from unfavorable decisions in such lawsuits is not material nor probable.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Since 1994, Harbor's growth has been the result of increases in both loan production and loan servicing volumes. Management believes that continued growth in these two components will be Harbor's primary means to reduce the sensitivity of its earnings to changes in interest rates because loan production income characteristics are countercyclical to the effect of interest changes on servicing income.

     The primary growth in the servicing portfolio during 1996 came from the acquisition of Hamilton. Increases in loan production were enhanced by expanding the operations of New America, which was acquired in 1994. The expansion of New America's wholesale operation has also produced higher operating costs during this period; however, this method of expansion has allowed management to control the quality of its loan production, which is important in maintaining favorable relationships with the investors who purchase Harbor's loans. Finally, Harbor is involved in business activities complementary to its mortgage banking business, such as acting as agent in the sale of personal and property insurance, providing various title insurance and escrow services in the capacity of an agent rather than an underwriter, performing inspections and appraisals of properties, managing properties for investors and providing servicing portfolio valuations and other consulting services.

     Effective October 1, 1994, Harbor adopted Statement of Financial Accounting Standards No. 122 ("Statement 122"), Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65. Since Statement 122 prohibits retroactive application, results of operations prior to fiscal 1995 have not been restated and accordingly, the results of operations for fiscal years 1996 and 1995 are not directly comparable with earlier fiscal years. The overall impact on Harbor's financial statements of adopting Statement 122 was an increase in net earnings of $17.8 million and $4.1 million for fiscal 1996 and 1995, respectively. See "Mortgage Servicing Rights and Deferred Excess Servicing Fees" in footnote 1 in the notes to Harbor's Consolidated Financial Statements.

     Net earnings for fiscal 1993 reflect the cumulative effect of adopting the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.


  Results of Operations



     Comparison of Results of Operations for the Six Months Ended March 31, 1997 and 1996. Revenue for the six months ended March 31, 1997 increased 34% to $24.3 million from $18.2 million for the six months ended March 31, 1996. Total expenses for the six months ended March 31, 1997 were 66% higher than the same period of the prior year. For the six months ended March 31, 1997, Harbor had net earnings of $366 thousand compared to net earnings of $2.4 million for the six months ended March 31, 1996. The most significant cause of the decrease in net earnings is the increase in expenses associated with the continued expansion of New America and, to a lesser extent, the acquisition of the Hamilton servicing operations.



     The total volume of loans originated increased 31% to approximately $1 billion for the six months ended March 31, 1997 from $772 million for the same six month period of 1996. Increases in retail and wholesale originations were 13% and 37%, respectively. The increase in wholesale production is primarily attributable to i) the opening of new offices in Newport Beach, Los Angeles, Portland and Las Vegas and ii) increased production in the Sacramento and Las Vegas offices, which is generally reflective of the strong housing demand in those markets. The increase in loan production resulted in an increase in the gain on sale of mortgage loans from $9.8 million for the six months ended March 31, 1996, compared to $12.6 million for the same period in 1997.



     During the six months ended March 31, 1997, loan servicing income was positively affected by the continued growth of Harbor's loan servicing portfolio. At March 31, 1997, Harbor serviced $4.6 billion of loans compared to $1.8 billion for March 31, 1996. The acquisition of approximately $1.9 billion of Hamilton servicing was the largest source of the increased loan originations referred to above.



     Net warehouse interest income declined by 37% from $2 million in the six months ended March 31, 1996, to $1.3 million in the six months ended March 31, 1997. Interest income increased in the six month period of 1997 due to increase in the volume of loans warehoused; however, the increase was offset by the increase in interest expense. The increase in warehouse interest expense is attributable to an increase in the borrowing rate as a result of a reallocation of the compensating balances from escrow accounts, and the narrowing of the spread between short term and long term interest rates. Under Harbor's borrowing arrangements, compensating balances are first applied to reduce borrowing costs in the sublines of credit and long term debt, with any excess being applied to the master warehouse line. The increase in the long term debt and credit sublines absorbed a greater portion of the compensating balance credits in the six months ended March 31, 1997 compared to the same six month period of the previous year. The increases in the sublines of credit and long term debt are primarily attributable to the increase receivables for escrow, foreclosure, and other advances, and the financing for the acquisition of Hamilton, respectively.



     Salaries, commissions, and employee benefits increased by 59% to $12.4 million in the six months ended March 31, 1997 from $7.8 million for the same six month period of 1996. The increase reflects additional employees, primarily in the New America operations, where employment increased to 184 loan officers and employees at March 31, 1997, compared to 126 at March 31, 1996, and the addition of approximately 50 personnel in the acquisition of the Hamilton servicing portfolio. This increased employment is attributable to the new offices previously noted, and hiring in other offices due to increased production demand.



     Increases in communication, data processing and office occupancy primarily result from the additional costs of expanding the New America operations and the addition of the Hamilton servicing platform. Other expenses increased by 102% in the six months ended March 31, 1997 due to increases in advertising and travel, primarily attributable to the expansion of New America, and an increase in loan quality control expenses as a result of increased loan origination volume.


     Fiscal 1996 Compared with Fiscal 1995. Revenues for fiscal 1996 increased 84% to $37.6 million from $20.4 million for fiscal 1995. Net earnings of $3.7 million for fiscal 1996 were 629% higher than the $511 thousand of net earnings for fiscal 1995. Total expenses for fiscal 1996 increased 61% to $31.6 million from $19.7 million for fiscal 1995.

     The increase in revenues was primarily attributable to an increase in loan production and an increase in the size of the servicing portfolio. Net gains on sale of mortgage loans as a percentage of loan volume was 1.11% in fiscal 1996 and 1.14% in fiscal 1995. The increase in expenses was primarily due to the geographic expansion of New America's operations. The additional operating expenses of Hamilton from the date of its acquisition also increased expenses somewhat in fiscal 1996.

     The total volume of loan production increased by 142% to $1.76 billion for fiscal 1996 from $727.9 million for fiscal 1995. Over 90% of this increase came from New America's wholesale loan originations. Approximately 46% of the increase in wholesale loan originations came from the opening of four new offices in the California market and one in Las Vegas. The remaining 54% of the increased production came from offices opened prior to fiscal 1996. The aggregate production of New America offices established prior to fiscal 1996 increased by 138% from fiscal 1995 to fiscal 1996. The factors which affect the relative volume of production include pricing decisions and the relative competitiveness of such pricing, the level of real estate and mortgage lending activity in each office's market, and the success of each office's sales and marketing efforts.

     Net interest income on warehouse loans increased from $2.4 million in fiscal 1995 to $3.2 million in fiscal 1996. The increase in net interest income from the mortgage loan warehouse was attributable to an increase in the average amount of the mortgage loan warehouse due to the increase in production.

     Loan servicing income for fiscal 1996 was positively affected by the growth of the company's servicing portfolio. A substantial portion of the growth is attributable to the acquisition of Hamilton. At September 30, 1996, Harbor serviced approximately $4.0 billion of loans (including $835 million of subserviced loans) compared to approximately $1.5 billion at September 30, 1995. The increase in other income from $1.276 million in fiscal 1995 to $2.153 million in fiscal 1996 is primarily attributable to increased tax service fees which resulted from the increase in the volume of loans produced. Brokerage service fees and portfolio valuation fees of Hamilton, Carter, Smith, also account for a portion of the increase.

     The increase in salaries, commissions and employee benefits from $8.7 million in fiscal 1995 to $16.1 million in fiscal 1996 is primarily due to the expansion of New America and the increased volume of loan originations. At September 30, 1996, New America employed 56 account executives and 130 staff employees compared to 31 account executives and 55 staff at September 30, 1995. Loan officer commissions, which are based on volume of loans produced, also increased in relation to the increased volume in fiscal 1996. Salaries also increased due to increased number of employees resulting from a larger servicing portfolio, primarily those employed by Hamilton.

     Increases in communication, data processing, and occupancy in fiscal 1996 compared to fiscal 1995 are primarily attributable to the geographic expansion of New America and growth in loan volume. Other expenses increased in fiscal 1996 as a result of increases in marketing/promotional expenditures and business travel associated with the geographic expansion and employee recruiting of New America.

     During fiscal 1996 and 1995, Harbor sold servicing rights for loans with principal balances of $502 million and $219 million, respectively, and recognized net gains of $2.6 million and $2 million, respectively.

     Fiscal 1995 Compared with Fiscal 1994. Revenues for fiscal 1995 increased 23% to $20.4 million from $16.7 million for fiscal 1994. Net earnings were $511 thousand for fiscal 1995 whereas a net loss of $582 thousand was reported for fiscal 1994. The increase in revenues was due to increased loan production, the effect of the adoption of Statement 122 previously discussed, and gain on sales of servicing rights, with a partial offset due to a decline in loan servicing income. Total expenses increased to $19.7 million in fiscal 1995 from $17.6 million in fiscal 1994, an increase of 12%. Other income for fiscal 1994 included a nonrecurring gain.

     Fiscal 1995 was a transition year for Harbor. All of the growth in Harbor's loan production volume shifted from its Texas and Mid-Atlantic retail offices to the wholesale operations of New America.

     Loan servicing income for fiscal 1995 was $6.5 million, a 13% decrease from the fiscal 1994 income of $7.5 million. The decline is primarily attributable to a decrease in the monthly average servicing volume which was $1.4 billion in fiscal 1995 and $1.6 billion in fiscal 1994. The average service fee was substantially the same in both years.

     Net gain on sale of mortgage loans for fiscal 1995 was $8.3 million compared to the fiscal 1994 gain of $3.2 million, an increase of 160%. The most significant portion of this increase was due to the adoption of Statement 122, as previously discussed. In addition to the accounting change, the volume of loan originations increased to $728 million in fiscal 1995, from $429 million in fiscal 1994.

     During fiscal 1995 and 1994, Harbor sold servicing rights for loans with principal balances of $219 billion and $99 million, respectively, and recognized net gains of $2 million and $.7 million in each year, respectively.

     Other income decreased to $1.3 million in fiscal 1995 from $2.6 million in fiscal 1994, a decrease of 51%. Included in fiscal 1994 is a nonrecurring gain from the resolution of certain contingencies associated with a servicing operation acquired in fiscal 1993. The remainder of the decrease is primarily attributable to a decline in appraisal and other fees.

     Salaries, commissions and employee benefits increased by $1.2 million from $7.5 million in fiscal 1994 to $8.7 million in fiscal 1995. The increase is due to a $2.9 million increase in salaries and commissions from an increase in employees at New America offset by reductions in employees in retail operations and other subsidiaries. The expansion of New America operations is also the primary reason for increases in communication and office occupancy expenses between fiscal 1994 and fiscal 1995.

     Liquidity and Capital Resources. Harbor's principal financing needs are the financing of loan origination activities and the investment in servicing rights. To meet its loan origination needs, Harbor currently utilizes lines of credit, the most significant of which is a master residential warehouse line of credit. Investment in servicing rights are supported through long-term debt.

     Harbor sells to investors the mortgage loans it originates, but generally retains the right to service the loans, thereby increasing Harbor's investment in loan servicing rights. Investment in servicing rights is also acquired periodically through bulk purchases when the characteristics of the loans and fee pricing offer attractive returns. In addition, Harbor has sold, and will sell in the future, a portion of loan servicing rights to other mortgage servicers. In general, the decision to sell servicing rights or newly originated loans on a servicing-released basis is based upon management's assessment of Harbor's cash requirements, the market value of servicing rights, and the current and future earnings objectives. Thus, servicing rights represent both a use of Harbor's financing needs as well as a source of cash flow for operating activities.

     The decision to retain servicing is an option available to Harbor on a substantial majority of the loans it produces. The exceptions are special "niche" products such as jumbo loans, ARMS, high loan-to-value, and certain government agency loan products where there are not enough loans originated to fit into pools. These products provide attractive service-release premiums and, because they are sold on a best-efforts basis, do not represent a risk associated with unfilled pool commitments.

     The custodial escrow deposits related to the mortgage servicing portfolio are used as compensating balances with Harbor's warehouse lenders, which reduces the interest rate on the amounts outstanding under the warehouse lines of credit to the extent of the compensating balances or the company's loans held for sale, whichever is less. Therefore, increases in servicing, and the associated escrow balances, can have a positive impact on both servicing fees and the net warehouse income.

     Effective January 31, 1997, Harbor and its lenders agreed to amendments to its warehouse lines of credit, generally increasing the maximum lending limits and decreasing interest rates on some of the lines. Highlights of these amendments, which should be read in conjunction with footnote 4 to Harbor's Consolidated Financial Statements, are presented below.

          The master residential warehouse line of credit increased from $200 million to $300 million and the interest rate is 1.375% in excess of the average monthly LIBOR for up to $100 million in borrowings and 1.675% in excess of the average monthly LIBOR for borrowings in excess of $100 million.

          The $100 million warehouse subline for gestation repo's was increased to $150 million and the rate reduced to .75% in excess of the average monthly LIBOR rate.

          The $15 million subline for servicing receivables was increased to $25 million.

          A new $25 million line was established to be collateralized by B/C mortgages. The interest rate on this line is LIBOR plus 1.625%.

     Financing of Mortgage Banking Operations. Harbor must comply with certain covenants provided in various loan agreements, including requirements relating to net worth, cash flow, loan servicing portfolio, current ratio, debt-to-equity ratio and payment of dividends by Harbor and receipt of dividends by Harbor from its subsidiaries. Under the covenants of the master residential warehouse line of credit, Harbor's subsidiary can only declare and pay dividends to Harbor as reasonably required by Harbor to pay consolidated federal income tax due and payable. This covenant effectively precludes Harbor from paying dividends without the approval of the lenders of the master warehouse credit line.

     Effects of Inflation. Harbor's income is derived from loan servicing, sales of loans, and interest income which generally will be affected by inflation.

                              RECENT DEVELOPMENTS

RECENT DEVELOPMENTS OF FIRSTCITY


     Reference is hereby made to the information contained in Part I of FirstCity's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 filed with the Commission on May 15, 1997.


RECENT DEVELOPMENTS OF HARBOR


     On May 15, 1997, Harbor acquired substantially all of the fixed assets of MIG Financial Corporation, a $1.7 billion mortgage servicing portfolio of primarily commercial mortgage loans, and MIG Financial's commercial mortgage operations headquartered in Walnut Creek, California for an aggregate purchase price of $4 million plus the assumption of certain liabilities. The assets purchased consisted of servicing rights, fixed assets and the business relationships of MIG. MIG's asset revenues and historical earnings are insignificant to the total assets and results of operations of Harbor. The transaction was recorded as an asset purchase. MIG financial originated about $400 million in commercial mortgage loans in 1996. The transaction was funded by $1.3 million of senior debt and $2.6 million of subordinated debt. FirstCity provided the $2.6 million subordinated loan in connection with such transaction. The terms of the loan reflected market terms for such loans made on an arms'-length basis.


              COMPARATIVE RIGHTS OF HOLDERS OF HARBOR COMMON STOCK
                           AND FIRSTCITY COMMON STOCK

     Harbor is incorporated under the laws of Delaware. The rights of the holders of shares of Harbor Common Stock are governed by Delaware law and assuming that there are no other agreements in existence, those rights are governed by the DGCL, Harbor's Certificate of Incorporation and By-laws.

     Upon consummation of the Harbor Merger pursuant to the terms of the Merger Agreement, the holders of shares of Harbor Common Stock will receive the right to receive FirstCity Common Stock. The following is a summary of certain material differences between the rights of the holders of Harbor Common Stock and the rights of the holders of FirstCity Common Stock. These differences arise from differences between the corporate governing instruments of Harbor and FirstCity.

VOTING RIGHTS AND QUORUM REQUIREMENTS

     Harbor. Under the DGCL and Harbor's Certificate of Incorporation, each holder of record of Harbor Common Stock is entitled to one vote per share. The presence, in person or by proxy, of the holders of record of shares of Harbor Common Stock entitling the holders thereof to cast a majority of the votes entitled to be cast to the holders of shares of Harbor Common Stock shall constitute a quorum. Under Harbor's By-laws, the chairman of the meeting or the holders of record of a majority of such shares so present or represented may adjourn the meeting from time to time, whether or not there is such a quorum. Under the DCGL, and Harbor's By-laws, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy. Unless the proxy provides for a longer period, no proxy may be voted or acted upon after three years from its date. Harbor's By-laws do not provide for proxies in electronic or similar form. Harbor's By-laws provide that in all elections of directors, the voting may (but need not) be by ballot.

     FirstCity. Under the DGCL and FirstCity's By-laws, each holder of record of FirstCity Common Stock is entitled to one vote per share. The presence, in person or by proxy, of the holders of record of shares of capital stock entitling the holders thereof to cast a majority of the votes entitled to be cast by the holders of shares of capital stock shall constitute a quorum. The chairman of the meeting or the holders of record of a majority of such shares so present or represented may adjourn the meeting from time to time, whether or not there is such a quorum. Under the DGCL, each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy. Unless the proxy provides for a longer period, no proxy may be voted or acted upon after three years from its date. Proxies may be transmitted by telegram, cablegram or other means of electronic transmission, provided that such proxy either sets forth or is submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. FirstCity's By-laws provide that at all elections of directors the voting may (but need not) be by ballot.

SHAREHOLDERS AND STOCKHOLDERS MEETINGS

     Harbor. Under the DGCL, a Delaware corporation is required to hold an annual meeting of stockholders for the election of directors and any other proper business which may be transacted at the meeting. Harbor's By-laws provide that the annual meeting of Harbor's stockholders shall be held on a date and at such time and place as may be fixed by Harbor's Board of Directors. Special meetings of Harbor's stockholders may only be called by Harbor's Board of Directors or by the Chairman of the Board, and shall be held on such date and time and place as may be specified by the party(ies) calling the special meeting. Harbor's By-laws provide that written notice of all meetings of the stockholders, stating the place, date and time of the meeting and the place within the city at which the list of stockholders may be examined, shall be mailed or delivered to each stockholder not less than 10 days nor more than 60 days prior to the meeting.

     The Harbor By-Laws provide that if a quorum is not present or represented at a meeting, the chairman of the meeting or a majority of stockholders present in person or by proxy may adjourn the meeting to another place, date or time.

     FirstCity. Under the DGCL, a Delaware corporation is required to hold an annual meeting of stockholders for the election of directors and any other proper business which may be transacted at the meeting. FirstCity's By-laws provide that the annual meeting of FirstCity's stockholders shall be held on a date and at such time and place as may be fixed by FirstCity's Board of Directors. Special meetings of FirstCity's stockholders may only be called by order of a majority the entire Board of Directors or by the Chairman of the Board of Directors or by the President of FirstCity, and shall be held on at such date and time and place as may be specified by such order. The FirstCity By-laws provide that written notice of all meetings of the stockholders, stating the place, date and hour of the meeting and the place within the city or other municipality or community at which the list of stockholders may be examined, shall be mailed or delivered to each stockholder not less than 10 days prior to the meeting.

     The FirstCity By-laws provide that, in general, the stockholders present at a duly organized meeting can continue to do business until adjournment notwithstanding the withdrawal of enough stockholders to leave less than a quorum, and if a quorum is not present or represented at a meeting, the stockholders entitled to vote shall have power to adjourn the meeting from time to time, without notice, until a quorum shall have been obtained.

ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS AND CERTAIN ACTIONS AT STOCKHOLDERS MEETINGS

     Harbor. There are no provisions in Harbor's Certificate of Incorporation or its By-laws regarding nomination of Directors by stockholders or by other parties. There are also no provisions regarding stockholder proposals for inclusion in any Harbor proxy statement.

     FirstCity. The FirstCity By-laws establish advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of proposed stockholder nominations for the election of directors must be timely given in writing to the Secretary of FirstCity prior to the meeting at which directors are to be elected.

     FirstCity also may be required under certain circumstances to include in its proxy statement for an annual meeting certain stockholder proposals received at FirstCity's principal executive office sufficiently in advance of the annual meeting. In submitting such a proposal, the proponent must comply with applicable Commission rules and certain requirements to provide information specified in the FirstCity By-laws.

     Holders of ten percent or more of the FirstCity Common Stock may compel the President or Secretary of FirstCity to call special meetings of stockholders.

REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN CORPORATE ACTIONS

     Harbor. Under Delaware law, most fundamental corporate changes, including the amendment of the corporation's certificate of incorporation, a merger or consolidation or the dissolution of the corporation, must be approved by the affirmative vote of a majority of the outstanding shares of capital stock entitled to vote thereon.

     Delaware law provides appraisal rights for certain mergers and consolidations. Appraisal rights are not available to holders of (i) shares listed on a national securities exchange or held of record by more than 2,000 stockholders or (ii) shares of the surviving corporation of the merger, if the merger did not require the approval of the shareholders of such corporation, unless, in either case, the holders of such stock are required pursuant to the merger to accept anything other than (A) shares of stock of the surviving corporation; (B) shares of stock of another corporation which are also listed on a national securities exchange or held of record by more than 2,000 shareholders; and/or (C) cash in lieu of fractional shares of such stock.

     FirstCity. Under Delaware law, most fundamental corporate changes, including the amendment of the corporation's certificate of incorporation, a merger or consolidation or the dissolution of the corporation, must be approved by the affirmative vote of a majority of the outstanding shares of capital stock entitled to vote thereon. For certain "business combinations" with an "interested stockholder" (as such terms are defined in Section 203 of the DGCL),
Section 203 of the DGCL requires the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Delaware law provides appraisal rights for certain mergers and consolidations. Appraisal rights are not available to holders of (i) shares listed on a national securities exchange or held of record by more than 2,000 stockholders or (ii) shares of the surviving corporation of the merger, if the merger did not require the approval of the shareholders of such corporation, unless, in either case, the holders of such stock are required pursuant to the merger to accept anything other than (A) shares of stock of the surviving corporation; (B) shares of stock of another corporation which are also listed on a national securities exchange or held of record by more than 2,000 shareholders; and/or (C) cash in lieu of fractional shares of such stock.

DIVIDENDS

     Harbor. Delaware law generally allows dividends to be paid out of surplus of the corporation or out of the net profit of the corporation for the current fiscal year and/or the prior fiscal year. No dividends may be paid if they would result in the capital of the corporation being less than the capital represented by the preferred stock of the corporation.

     Harbor believes that the best use of its available cash is to invest in expansion of loan production and servicing. Therefore, Harbor has retained all earnings for those purposes. In addition, Harbor must comply with certain covenants provided in various loan agreements, including requirements relating to net worth, cash flow, loan servicing portfolio, current ratio, debt-to-equity ratio and payment of dividends by Harbor and receipt of dividends by Harbor from its subsidiaries. Under the covenants of the master residential warehouse line of credit, Harbor's subsidiary can only declare and pay dividends to Harbor as reasonably required by

Harbor to pay consolidated federal income tax due and payable. This covenant effectively precludes Harbor from paying dividends without the approval of the lenders of the master warehouse credit line.

     FirstCity. Delaware law generally allows dividends to be paid out of surplus of the corporation or out of the net profit of the corporation for the current fiscal year and/or the prior fiscal year. No dividends may be paid if they would result in the capital of the corporation being less than the capital represented by the preferred stock of the corporation.


     FirstCity believes that the best use of its available cash is to pursue investment opportunities. Therefore, FirstCity expects to retain all earnings and does not anticipate that it will declare or pay any dividends on the FirstCity Common Stock in the foreseeable future. For additional information, reference is made to Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources in FirstCity's Annual Report filed on Form 10-K for the year ended December 31, 1996 as amended by FirstCity's 10-K/A No. 1 filed with the Commission on April 30, 1997, FirstCity's 10-K/A No. 2 filed with the Commission on May 9, 1997 and FirstCity's 10-K/A No. 3 filed with the Commission on May 28, 1997, and the information contained in Item 2 of FirstCity's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 filed with the Commission on May 15, 1997, which is incorporated herein by reference.


PREEMPTIVE RIGHTS

     Harbor. Under Delaware law, no stockholder has a preemptive right to subscribe to additional issues of a corporation's stock unless, and to the extent, that such right is expressly granted to such stockholder in the corporation's certificate of incorporation. Harbor's Certificate of Incorporation does not provide for preemptive rights.

     FirstCity. Under Delaware law, no stockholder has a preemptive right to subscribe to additional issues of a corporation's stock unless, and to the extent, that such right is expressly granted to such stockholder in the corporation's certificate of incorporation. FirstCity's Certificate of Incorporation does not provide for preemptive rights.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Harbor. Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation (a "Derivative Action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of Derivative Actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action. The DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the company.

     Harbor's Certificate of Incorporation provides that no Harbor director shall be liable to Harbor or its stockholders for monetary damages for breach of fiduciary duty or the duty of care as a director, except for liability for breach of the director's duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law, unlawful payment of dividends or stock purchases or redemptions, or transactions in which the director derived an improper personal benefit. Harbor's Certificate of Incorporation provides for the indemnification of directors and officers to the fullest extent permitted by Delaware law.

     FirstCity. Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative, other than Derivative Action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of Derivative Actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action. The DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the company.


     FirstCity's Certificate of Incorporation provides that no FirstCity director shall be liable to FirstCity or its stockholders for monetary damages for breach of fiduciary duty or the duty of care as a director, except for liability for breach of the director's duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law, unlawful payment of dividends or stock purchases or redemptions, or transactions in which the director derived an improper personal benefit. FirstCity's Certificate of Incorporation provides for the indemnification of directors and officers to the fullest extent permitted by Delaware law.


BOARD OF DIRECTORS

     Harbor. Harbor's By-laws provide that the number of Directors shall be designated by the Board of Directors, except that in the absence of such designation, the number will be one. Harbor's By-laws do not provide for removal of Directors, but under the DGCL, Directors may be removed in compliance therewith. Vacancies may be filled by a majority of the Directors remaining in office, although less than a quorum. Whenever the number of Directors is increased between annual stockholders meetings, a majority of the Directors have the power to elect the new Directors for the balance of a term and until their successors are elected and qualified.

     FirstCity. FirstCity's By-laws provide for a minimum of one and a maximum of twelve directors. FirstCity's By-laws permit directors to be removed with or without cause by the affirmative vote of a majority of the outstanding shares entitled to vote at an election of directors. Vacancies and newly created directorships may be filled by a majority vote of the directors then in office.

BORROWING POWER OF THE BOARD OF DIRECTORS

     Harbor. Neither Harbor's Certificate of Incorporation nor its By-laws contain any restrictions on the borrowing powers that may be exercised by Harbor's Board of Directors, and both the Certificate of Incorporation and the By-laws contain non-exclusive grants of authority to Harbor's Board of Directors with respect to creation of instruments and granting of collateral with respect to borrowings.

     FirstCity. FirstCity's Certificate of Incorporation does not contain any limitations on the borrowing powers that may be exercised by its Board of Directors on FirstCity's behalf.

STOCKHOLDERS RIGHTS OF INSPECTION

     Harbor. Under Delaware law, stockholders of record of Harbor have the right to inspect the books and records of Harbor for a purpose reasonably related to their interests as stockholders. A stockholder of Harbor may exercise such stockholder's right of inspection upon written demand under oath stating the purpose thereof. In addition, Harbor is required to prepare a stockholder list with respect to any stockholders' meeting and to make such list available to any stockholder for any purpose germane to such meeting during a period 10 days before and continuing through such meeting.

     FirstCity. Under Delaware law, stockholders of record of FirstCity have the right to inspect the books and records of FirstCity for a purpose reasonably related to their interests as stockholders. A stockholder of FirstCity may exercise such stockholder's right of inspection upon written demand under oath stating the purpose thereof. In addition, FirstCity is required to prepare a stockholder list with respect to any stockholders' meeting and to make such list available to any stockholder for any purpose germane to such meeting during a period 10 days before and continuing through such meeting.

                     OTHER FIRSTCITY ANNUAL MEETING MATTERS

ELECTION AND APPOINTMENT OF DIRECTORS

     Directors of FirstCity are elected each year to hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified. FirstCity's Bylaws provide for a minimum of one and a maximum of twelve directors, and the exact number is set by the Board of Directors. The current Board of Directors consists of ten members, each of which has been nominated by the Board to stand for election at the Annual Meeting. The Board of Directors recommends that such ten nominees, each of which is named below, be elected to serve as directors. Each such nominee initially became a director of FirstCity on the Formation Date.

     Under FirstCity's Bylaws, nominations of persons for election to the Board of Directors also may be made at the FirstCity Annual Meeting by any stockholder of FirstCity entitled to vote for the election of directors at the FirstCity Annual Meeting who complies with the notice procedures described in this paragraph. Any such nomination must be made pursuant to notice in writing to the Secretary of FirstCity, and must be delivered to or mailed and received at the principal executive offices of FirstCity not later than the close of business on April [6,] 1997. Any such notice must set forth (1) as to each person whom such stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or as otherwise required, in each case pursuant to Regulation 14A under the Exchange Act or any successor regulation thereto (including such person's written consent to being named in the Proxy Statement/Prospectus as a nominee and to serving as a director if elected); and (2) as to the stockholder giving such notice, (a) the name and address, as they appear on FirstCity's books, of such stockholder, and (b) the class or series and number of shares of stock of FirstCity that are held of record, beneficially owned, and represented by proxy on the date of such stockholder nomination and on the FirstCity Record Date by such stockholder on such dates.

     It is intended that the proxies received from holders of FirstCity's Common Stock, in the absence of contrary instructions, will be voted at the FirstCity Annual Meeting for the election of the Board nominees named below. Although FirstCity does not contemplate that any of the nominees will be unable to serve, decline to serve, or otherwise be unavailable as a nominee at the time of the FirstCity Annual Meeting, in such event the proxies will be voted in accordance with the discretionary authority granted in the proxies for such other candidate or candidates as may be nominated by the Board of Directors.

     James R. Hawkins, Chairman of the Board and Chief Executive Officer of FirstCity, James T. Sartain, President and Chief Operating Officer of FirstCity, and ATARA I, LTD., a Texas limited partnership ("ATARA"), are parties to a Shareholder Voting Agreement with Cargill regarding the voting of their shares of FirstCity Common Stock in connection with the election of directors.

     Further information concerning the Board nominees for election as directors at the FirstCity Annual Meeting, including their business experience during the past five years, appears below.

     James R. Hawkins, 61, has been Chairman of the Board and Chief Executive Officer of FirstCity since the Formation Date, and was Chairman of the Board and Chief Executive Officer of J-Hawk from 1976 until the J-Hawk Merger.

     C. Ivan Wilson, 69, has been Vice Chairman of FirstCity since the Formation Date, and is currently Chairman, President and Chief Executive Officer of Mercantile Bank, N.A., Corpus Christi, Texas, a national banking organization. Mr. Wilson was Chairman of the Board and Chief Executive Officer of FCBOT from 1991 to the Formation Date. Prior to 1991, Mr. Wilson was the Chief Executive Officer of FirstCity, Texas -- Corpus Christi, one of FCBOT's banking subsidiaries.

     James T. Sartain, 48, has been President and Chief Operating Officer of FirstCity since the Formation Date, and was President and Chief Operating Officer of J-Hawk from 1988 until the J-Hawk Merger.

     Rick R. Hagelstein, 50, has been Executive Vice President and Managing Director of Asset Management of FirstCity since November 1996. From the Formation Date until November 1996 Mr. Hagelstein was

Executive Vice President and Chief Credit Officer of FirstCity, and was Executive Vice President and Chief Credit Officer of J-Hawk from 1990 until the J-Hawk Merger. From 1988 to 1990, Mr. Hagelstein was Executive Vice President of ASK Corporation, a manufacturer of solar energy devices. Mr. Hagelstein has also been a member of the Portfolio Committee of the Trust since the Formation Date, which committee administers the Trust.

     Matt A. Landry, Jr., 54, has been Executive Vice President and Senior Financial Officer and Managing Director of Mergers and Acquisitions since November 1996 and was Executive Vice President and Chief Financial Officer of FirstCity from the Formation Date until November 1996. Mr. Landry was Executive Vice President and Chief Financial Officer of J-Hawk from 1992 until the J-Hawk Merger. From 1988 to 1992, Mr. Landry was President and Chief Operating Officer and a director of AmWest Savings Association, a savings and loan association (and a predecessor to First American Bank, S.S.B., a state savings bank). From 1989 to 1992, Mr. Landry was also a director of First American Bank, a state chartered commercial bank.

     Richard E. Bean, 53, has been Executive Vice President and Chief Financial Officer of Pearce Industries, Inc. since 1976, which company, through its subsidiaries, markets a variety of oilfield equipment and machinery. Mr. Bean has also been a member of the Portfolio Committee of the Trust since the Formation Date, which committee administers the Trust. Prior to the Formation Date, Mr. Bean was Chairman of the FCBOT's Official Committee of Equity Security Holders. Mr. Bean is a director of TransAmerican Waste Industries, Inc.

     Bart A. Brown, Jr., 65, has been President and Chief Executive Officer of Main Street and Main Incorporated since December of 1996. Main Street is the largest franchise of T.G.I. Friday's restaurant chain with 47 locations. From April of 1996 until December of 1996, Mr. Brown was a consultant with Investcorp International, N.A. From August of 1995 until joining Investcorp, Mr. Brown was Chairman and Chief Executive Officer of Color Tile, Inc., an Investcorp-owned company. Prior to joining Color Tile, Mr. Brown was Chief Executive Officer of The Circle K Corporation from 1991 to 1993, and served as Chairman of that company from June of 1990 until August of 1995. Mr. Brown is a director of Factory Card Outlet Corp., Edison Brothers Stores, Inc. and Main Street and Main Incorporated.

     Donald J. Douglass, 65, has been Chairman and Chief Executive Officer of Alamo Group, Inc. since 1969, which company, through its subsidiaries, designs and markets a variety of mowing equipment, replacement parts and other products. Prior to the Formation Date, Mr. Douglass was a member of FCBOT's Official Committee of Equity Security Holders.

     David W. MacLennan, 37, has been with subsidiaries of Cargill, Incorporated, regarded as one of the world's largest, privately-held corporations, since 1991. From 1993 to February 1996, Mr. MacLennan was a Vice President of Cargill Financial Services Corporation, a wholly-owned subsidiary of Cargill, Incorporated engaged primarily in the investment of proprietary funds and in the proprietary trading of financial instruments and assets. Since February 1996, Mr. MacLennan has been Managing Director of Cargill Financial Markets, PLC in London.

     David Palmer, 54, has been a private investor for the past 25 years. Mr. Palmer has been a member of the Portfolio Committee of the Trust since the Formation Date, which committee administers the Trust. Prior to the Formation Date, Mr. Palmer was a member of FCBOT's Official Committee of Equity Security Holders. From 1970 to 1995, Mr. Palmer was a Professor of Philosophy at the State University of New York -- Fredonia, New York.

     James R. Hawkins, Chairman of the Board and Chief Executive Officer of FirstCity, James T. Sartain, President and Chief Operating Officer of FirstCity, and ATARA are parties to a Shareholder Voting Agreement (the "Shareholder Voting Agreement"), dated as of June 29, 1995, with Cargill Financial Services Corporation, a Delaware corporation ("Cargill"). The sole general partner of ATARA is ATARA Corp., a Texas corporation, the Chairman of the Board and President of which is Rick R. Hagelstein, the Executive Vice President and Managing Director of Asset Management of FirstCity. Under the terms of the Shareholder Voting Agreement, Messrs. Hawkins and Sartain, and ATARA, are required to vote their shares of FirstCity Common Stock to elect one designee of Cargill as a director of FirstCity, and Cargill is required to vote its shares of FirstCity Common Stock to elect one or more of the designees of Messrs. Hawkins and Sartain, and ATARA, as directors of FirstCity. With respect to the Board nominees for director named above, (1) Messrs. Hawkins and Sartain, and ATARA will vote their shares of FirstCity Common Stock for the election of such nominees as directors, including nominee David W. MacLennan, Cargill's designee under the Shareholder Voting Agreement, and (2) Cargill will vote its shares of FirstCity Common Stock for the election of such nominees as directors, which nominees are the designees of Messrs. Hawkins and Sartain, and ATARA, under the Shareholder Voting Agreement. Information pertaining to the number of shares of FirstCity Common Stock owned on February 28, 1997 by each of Messrs. Hawkins and Sartain, and ATARA and Cargill, is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management."

     In addition, upon consummation of the Harbor Merger, the number of members of the Board of Directors will be increased from 10 to 12, and Richard Gillen, a senior executive officer of Harbor, and Thomas Smith, a current director of Harbor, will be elected by the Board to fill such new directorships. Set forth below is information regarding Richard Gillen and Thomas Smith, including their business experience during the past five years.

     Richard J. Gillen, 56, has been Chairman, President, and Chief Executive Officer of Harbor since 1987.

     Thomas E. Smith, 39, has been President of High Island Oil Corporation since 1991. Since 1992, Mr. Smith has been a Director of Harbor and from 1991 to 1992 was a Director of American Mortgage Company, Inc., which merged with Harbor Financial Mortgage Corporation in 1992. Mr. Smith serves on the Board of Consolidated Graphics, a New York Stock Exchange listed company.

VOTE REQUIRED FOR ELECTION OF DIRECTORS

     Directors will be elected by a plurality of the votes of the shares of FirstCity Common Stock present at the FirstCity Annual Meeting, in person or by proxy, and entitled to vote on the election of directors (and therefore abstentions and non-votes will have no legal effect on such election).

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the FirstCity Common Stock owned on February 28, 1997 by: (1) each person who is known by FirstCity to be the beneficial owner of more than 5 percent of the FirstCity Common Stock as of such date, (2) each of FirstCity's directors and the nominees for director named herein, (3) each of the executive officers of FirstCity named in the Summary Compensation Table under the caption "Executive Compensation" and
(4) all directors and executive officers of FirstCity as a group. Except as otherwise indicated, all shares of FirstCity Common Stock shown in the table are held with sole voting and investment power. The "Percent of Class" column represents the percentage that the named person or group would beneficially own if such person or group, and only such person or group, exercised all currently exercisable warrants to purchase FirstCity Common Stock held by such person or group.

                                                                 SHARES         PERCENT
                                                              BENEFICIALLY         OF
          NAME AND ADDRESS OF BENEFICIAL OWNER (1)               OWNED           CLASS
          ----------------------------------------            ------------      --------
James R. Hawkins............................................     974,500(2)         17.8
C. Ivan Wilson..............................................       2,664(3)            *
James T. Sartain............................................     377,360(2)          6.9
Rick R. Hagelstein..........................................     377,360(4)          6.9
Matt A. Landry, Jr..........................................      57,685(5)          1.1
Richard E. Bean.............................................      78,633(6)          1.4
Bart A. Brown, Jr...........................................          --              --
Donald J. Douglass..........................................      19,130(7)          0.3
David W. MacLennan..........................................          --(8)           --
David Palmer................................................      99,677             1.8
All directors and executive officers as a group (17
  persons)..................................................   2,344,663            42.8
ATARA I, LTD................................................     372,400(2)          6.8
  P.O. Box 8216
  Waco, Texas 76714
ATARA Corp..................................................     372,400(9)          6.8
  P.O. Box 8216
  Waco, Texas 76714

---------------
* Less than 1%

(1) The business mailing address of each of such persons (except for ATARA I, LTD. and ATARA Corp.) is 6400 Imperial Drive, Waco, Texas 76712.

(2) Includes 506 shares that may be acquired within sixty days of February 28, 1997 through the exercise of warrants of FirstCity to purchase FirstCity Common Stock. Each of Messrs. Hawkins and Sartain, and ATARA, acquired warrants to purchase 506 shares of FirstCity Common Stock pursuant to the exchange under the Plan of shares of common stock of FCBOT owned by such persons. Messrs. Hawkins and Sartain, and ATARA, are parties to a Shareholder Voting Agreement with Cargill regarding the FirstCity Common Stock. See "Introduction." Each of Messrs. Hawkins and Sartain, and ATARA, disclaims beneficial ownership of the shares of Common Stock owned by Cargill. With regard to Messrs. Hawkins and Sartain, 4,500 and 4,960, respectively of such shares are subject to options granted on October 27, 1995 pursuant to FirstCity's 1995 stock Option and Award Program, which are vested but unexercised.

(3) Includes 676 shares that may be acquired within sixty days of February 28, 1997 through the exercise of warrants of FirstCity to purchase FirstCity Common Stock (which warrants were acquired pursuant to the exchange under the Plan of shares of common stock of FCBOT owned by Mr. Wilson).

(4) 371,894 of such shares of FirstCity Common Stock are held of record by ATARA. 506 of such shares are subject to warrants of FirstCity to purchase FirstCity Common Stock held of record by ATARA. See note (2) to this table. ATARA is principally engaged in the investment in FirstCity's Common Stock. The sole general partner of ATARA is ATARA Corp., a Texas corporation ("ATARA Corp."), which is also principally engaged in the investment in FirstCity's Common Stock. Mr. Hagelstein may be deemed to beneficially own all such 372,400 shares by virtue of being the Chairman of the Board and President of ATARA Corp., and by reason of the fact that his wife is the only other officer or director of ATARA Corp. and owns 33.33 percent of the outstanding shares of common stock of ATARA Corp. 4,960 of such shares are subject to options granted on October 27, 1995 pursuant to FirstCity's 1995 Stock Option and Award Program, which are vested but unexercised.

(5) Except as specified in the next succeeding sentence, all such shares of FirstCity Common Stock are held of record by Enovest Associates, Ltd., a Texas limited partnership ("Associates"), which is principally engaged in the business of investments, including its investment in FirstCity's Common Stock. The sole general partner of Associates is Enovest Investments, Inc., a Texas corporation ("Investments").

    Mr. Landry may be deemed to beneficially own all such shares by virtue of being a Vice President of Investments and a limited partner of Associates. 4,620 of such shares are subject to options granted on October 27, 1995 to Mr. Landry pursuant to FirstCity's 1995 Stock Option and Award Program, which are vested but unexercised.

(6) Includes 9,964 shares that may be acquired within sixty days of February 28, 1997 through the exercise of warrants of FirstCity to purchase FirstCity Common Stock (which warrants were acquired pursuant to the exchange under the Plan of shares of common stock of FCBOT owned by Mr. Bean).

(7) Includes 2,424 shares that may be acquired within sixty days of February 28, 1997 through the exercise of warrants of FirstCity to purchase FirstCity Common Stock (which warrants were acquired pursuant to the exchange under the Plan of shares of common stock of FCBOT owned by Mr. Douglass).

(8) Mr. MacLennan is an officer of certain affiliates of Cargill, which, as of February 28, 1997, was the record owner of 241,137 shares of FirstCity Common Stock. Mr. MacLennan disclaims beneficial ownership of such shares; however, the shares are included in the total shares for the percentage of class calculation. Cargill is party to a Shareholder Voting Agreement with Messrs. Hawkins and Sartain, and ATARA, regarding the FirstCity Common Stock.

(9) 371,894 of such shares of FirstCity Common Stock are held of record by ATARA. 506 of such shares are subject to warrants of FirstCity to purchase FirstCity Common Stock held of record by ATARA. See note (2) to this table. ATARA Corp. may be deemed to beneficially own all such 372,400 shares by virtue of being the sole general partner of ATARA.

     Section 16(a) of the Exchange Act requires FirstCity's directors and executive officers, and persons who own more than 10 percent of the FirstCity Common Stock, to file with the Securities and Exchange Commission certain reports of beneficial ownership of the FirstCity Common Stock. Based solely on copies of such reports furnished to FirstCity and written representations that no other reports were required, FirstCity believes that all applicable such
Section 16(a) filing requirements were complied with by its directors, officers and 10 percent stockholders during the last fiscal year.

BOARD OF DIRECTORS AND COMMITTEES

     FirstCity's Board of Directors has the following five standing committees: an Executive Committee; an Audit Committee; a Compensation Committee; an Investment Committee; and a Nominating Committee. Members of these committees generally are elected annually at the regular meeting of the Board of Directors immediately following the annual meeting of stockholders. During 1996, the Board of Directors held seven meetings. Further information concerning the Board's standing committees appears below.

EXECUTIVE COMMITTEE


     The Executive Committee presently consists of Messrs. Hawkins (Chairman), Sartain, Hagelstein and Landry. Subject to certain limitations specified by FirstCity's Bylaws and the DGCL, the Executive Committee is authorized to exercise the powers of the Board of Directors when the Board is not in session. During 1996, the Executive Committee held four meetings. Each of the members of the Executive Committee attended all such meetings. It is expected that the Board of Directors will appoint Mr. Gillen to become a member of the Executive Committee upon consummation of the Merger.


AUDIT COMMITTEE

     The Audit Committee presently consists of Messrs. Bean (Chairman), Palmer and Douglass. The functions of the Audit Committee include recommending to the Board of Directors which firm of independent public accountants should be engaged by FirstCity to perform the annual audit, consulting with FirstCity's independent public accountants concerning internal control and accounting matters during their annual audit, directing the activities of FirstCity's internal auditors, approving certain other types of professional service rendered to FirstCity by the independent public accountants and considering the possible effects of such services on the independence of such public accountants. During 1996, the Audit Committee held three meetings. Each of the members of the Audit Committee attended all such meetings, except Mr. Douglass, who attended two such meetings.

COMPENSATION COMMITTEE

     The Compensation Committee presently consists of Messrs. Hawkins (Chairman), MacLennan and Brown. The functions of the Compensation Committee include making recommendations to the Board of Directors regarding compensation for executive officers of FirstCity and its subsidiaries. A separate subcommittee of the Compensation Committee, the Stock Option Subcommittee (consisting of Messrs. MacLennan and Brown), is responsible for all recommendations, reviews, modifications and approvals with respect to the 1995 Stock Option and Award Plan, the 1995 Employee Stock Purchase Plan and the 1996 Stock Option and Award Plan. During 1996, the Compensation Committee held one meeting. Each of the members of the Compensation Committee attended the meeting, except Mr. Brown.

INVESTMENT COMMITTEE

     The Investment Committee presently consists of Messrs. Sartain (Chairman), Douglass, Brown, Palmer, MacLennan and Bean. The functions of the Investment Committee include providing oversight and approval of prospective investments based on thresholds of risk exposure to FirstCity's balance sheet. During 1996, the Investment Committee held four meetings. All members of the Investment Committee attended all such meetings, except Mr. Douglass attended three such meetings and Mr. Brown attended two such meetings.

NOMINATING COMMITTEE

     The Nominating Committee presently consists of Messrs. Hawkins (Chairman) and Douglass. The functions of the Nominating Committee include recommending to the Board of Directors those persons it believes should be nominees for election as directors. In this regard, the Nominating Committee considers the performance of incumbent directors in determining whether such directors should be nominated to stand for reelection. During 1996, the Nominating Committee held one meeting. Each of the members of the Nominating Committee attended the meeting.

     Under FirstCity's Bylaws, nominations of persons for election to the Board of Directors also may be made by stockholders as described under the caption "Election of Directors."

DIRECTOR COMPENSATION

     Directors of FirstCity who are not employees of FirstCity or any of its subsidiaries receive a retainer of $3,000 per quarter for their services as directors (from January 1, 1996 through December 31, 1996, each such director received an aggregate of $12,000 for such director's services as director for such period). Such directors also receive $1,000 plus expenses for each regular and special Board meeting attended, and $1,000 plus expenses for each meeting of any committee of the Board attended, in each case other than telephonic meetings. Directors who are employees of FirstCity do not receive directors' fees.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation for services during each of the last three years to (1) FirstCity's Chief Executive Officer during 1996, (2) FirstCity's other four most highly compensated executive officers during 1996 serving as such at the end of 1996 and (3) one additional executive officer of FirstCity during 1996 who would have been one of such four most highly compensated executive officers but who was not serving as such at the end of 1996:

SUMMARY COMPENSATION TABLE


                                                                            LONG TERM
                                                           ANNUAL          COMPENSATION   ALL OTHER
                                                      COMPENSATION(1)         AWARDS      COMPENSA-
                                                    --------------------    OPTIONS(5)     TION(6)
    NAME AND PRINCIPAL POSITION          YEAR       SALARY($)   BONUS($)       (#)           ($)
    ---------------------------       -----------   ---------   --------   ------------   ---------
James R. Hawkins....................     1996        300,000     82,500        2,845(7)    11,374
  Chairman of the Board and              1995
  and Chief Executive Officer         07/03-12/31    155,769    225,000(2)    22,500        3,086
                                      01/01-07/02    150,000         --           --        3,086
                                      Total 1995     305,769    225,000(2)    22,500        6,172
                                         1994        245,000    580,000           --        7,202
C. Ivan Wilson......................     1996        103,962    452,422(3)        --        5,941
  Vice Chairman of the Board             1995
                                      07/03-12/31    125,000         --       13,000       14,984
                                      01/01-07/02    125,000    500,000(4)        --       19,169
                                      Total 1995     250,000    500,000(4)    13,000       34,153
                                         1994        250,000         --           --       31,372
James T. Sartain....................     1996        300,000     82,500        2,845(7)     7,927
  President and Chief Operating          1995
  Officer                             07/03-12/31    155,769    225,000(2)    24,800        2,529
                                      01/01-07/02    150,000         --           --        2,529
                                      Total 1995     305,769    225,000(2)    24,800        5,058
                                         1994        245,000    531,000           --        5,491
Rick R. Hagelstein..................     1996        300,000     82,500        2,845(7)     9,913
  Executive Vice President and           1995
  Managing Director of Asset          07/03-12/31    155,769    225,000(2)    24,800        2,991
  Management                          01/01-07/02    150,000         --           --        2,991
                                      Total 1995     305,769    225,000(2)    24,800        5,982
                                         1994        245,000    420,000           --        5,491
Matt A. Landry, Jr..................     1996        250,000     82,500        2,845(7)     7,899
  Executive Vice President,              1995
  Senior Financial Officer and
  Managing                            07/03-12/31    129,808    185,000(2)    21,300        3,003
  Director of Mergers and
  Acquisitions                        01/01-07/02    125,000         --           --        3,003
                                      Total 1995     254,808    185,000(2)    21,300        6,006
                                         1994        119,231    225,000           --        5,929
George Stephen Fillip...............     1996        135,000     38,500        1,328(7)     6,402
  Senior Vice President                  1995
                                      07/03-12/31     70,096     75,000(2)    21,300        1,442
                                      01/01-07/02     67,500         --           --        1,443
                                      Total 1995     137,596     75,000(2)    11,500        2,885
                                         1994         74,616    133,500           --          867

---------------

(1) With respect to Messrs. Hawkins, Sartain, Hagelstein, Landry and Fillip, all amounts shown for (a) the period July 3, 1995 through December 31, 1995 were for services in all capacities to FirstCity and its subsidiaries, (b) the period January 1, 1995 through July 2, 1995, and the years 1994 and 1993, were for services in all capacities to J-Hawk and its subsidiaries. With respect to Mr. Wilson, all amounts shown for (a) the period July 3, 1995 through December 31, 1995 were for services in all capacities to FirstCity and its subsidiaries (unless otherwise indicated, with respect to Mr. Wilson, 50 percent of which amounts were paid by FirstCity and 50 percent of which were paid by the Trust pursuant to the terms of the employment agreement as described under the caption "Employment Agreements and Severance and Change-in-Control Arrangements") and (b) the period January 1, 1995 through July 2, 1995, and the year 1994, were for services in all capacities to FCBOT and its subsidiaries.

(2) Such bonus amount was awarded under FirstCity's 1996 Performance Bonus Plan.

(3) See "Other FirstCity Annual Meeting Matters -- Employment Agreements and Severance and Change-in-Control Arrangements."

(4) Such bonus was paid on the Formation Date pursuant to the Plan from funds of FCBOT.

(5) Expressed in terms of the numbers of shares of FirstCity's Common Stock underlying options and awards granted during the year indicated. All such options granted in 1995 were granted under the 1995 Stock Option and Award Plan. All such awards granted in 1996 were granted under the 1996 Stock Option and Award Plan and FirstCity's 1996 Performance Bonus Plan.

(6) With respect to Messrs. Hawkins, Sartain, Hagelstein, Landry and Fillip, the total amounts indicated under "All Other Compensation" for 1996 consist of
    (a) amounts contributed to match a portion of such employee's contributions under a 401(k) plan ("401(k) Match"), (b) excess premiums paid on supplemental life insurance policies ("Supplement Life"), (c) premiums paid on long term disability insurance policies ("LTD Premiums") and (d) personal use of a business vehicle ("Auto"). The following table details the amounts paid during 1996 for each of the categories:

                                   401(K)    SUPPLEMENT      LTD
            EXECUTIVE              MATCH        LIFE       PREMIUMS     AUTO      TOTAL
            ---------              ------    ----------    --------    ------    -------
James R. Hawkins.................  $4,500      $4,353       $1,830     $  691    $11,374
James T. Sartain.................   4,500       1,079        1,830        518      7,927
Rick R. Hagelstein...............   4,500       1,786        1,830      1,797      9,913
Matt A. Landry...................   4,500       1,511        1,525        363      7,899
G. Stephen Fillip................   4,500       1,079          823         --      6,402

(7) These awards are contingent upon meeting certain performance targets in 1997 and 1998, with one-half vesting based on 1997 earnings, and one-half vesting based on 1998 earnings. See "Other FirstCity Annual Meeting
    Matters -- Bonuses."

STOCK OPTION PLANS AND 401(K) PLAN

     At FirstCity's annual shareholders' meeting, held on April 24, 1996, FirstCity's shareholders approved (1) the 1995 Stock Option and Award Plan, which provides for the grant of up to 230,000 options to purchase FirstCity Common Stock to plan participants (229,600 of which have been granted), (2) the 1996 Stock Option and Award Plan, which provides for the grant of up to 500,000 options to purchase FirstCity Common Stock to plan participants and (3) the 1995 Employee Stock Purchase Plan, under which up to 100,000 shares of FirstCity Common Stock may be made available for purchase by plan participants. The 1996 Stock Option and Award Plan also provides for the grant of up to 50,000 performance shares to employees of FirstCity, to be awarded in the discretion of the Stock Option Subcommittee. The performance measure to be used for the purposes of granting the performance shares will be the extent to which performance goals are met, in addition to the factors of total shareholder return, return on equity, earnings per share and the ratio of operating overhead to operating revenue.

     Beginning January 1, 1994, FirstCity also initiated a defined contribution 401(k) employee profit sharing plan (the "401(k) Plan") in which FirstCity matches employee contributions at a stated percentage of employee contributions to a defined maximum. FirstCity contributed $196,440 in 1996, $76,866 in 1995, and $44,498 in 1994 to the 401(k) Plan.

OPTION GRANTS

     No stock options were granted during or in respect of 1996 to any executive officers of FirstCity.

OPTION EXERCISES AND YEAR-END VALUES

     The following table sets forth, for FirstCity's Chief Executive Officer and each of the other executive officers of FirstCity named in the Summary Compensation Table under the caption "Executive Compensation," the number of shares of FirstCity Common Stock underlying both exercisable and non-exercisable stock options held by such persons as of December 31, 1996, and the year-end values for unexercised "in-the-money" options, which represent the positive spread between the exercise price of any such options and the year-end market price of the FirstCity Common Stock. All such options were granted under the 1995 Stock Option and Award Plan.

                        AGGREGATED 1996 OPTION EXERCISES
                           AND YEAR-END OPTION VALUES

                                           NUMBER OF SHARES              VALUE OF UNEXERCISED
                                        UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS AT
                                     OPTIONS AT DECEMBER 31, 1996        DECEMBER 31, 1996(1)
                                     ----------------------------    ----------------------------
              NAME                   EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
              ----                   -----------    -------------    -----------    -------------
James R. Hawkins.................       4,500          18,000          31,500          126,000
James T. Sartain.................       6,200          18,600          55,800          167,400
Rick R. Hagelstein...............       6,200          18,600          55,800          167,400
Matt A. Landry, Jr...............       5,325          15,975          47,925          143,775
George Stephen Fillip............       2,875           8,625          25,875           77,625

---------------

(1) Aggregate market value (based on December 31, 1996 stock price of $29 per share of the shares of FirstCity Common Stock underlying such options, less the aggregate exercise price payable.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The following report concerning the specific factors, criteria and goals underlying decisions on payments and awards of compensation to each of the executive officers of FirstCity for fiscal year 1996 is provided by the Compensation Committee of FirstCity's Board of Directors.

GENERAL

     Recommendations regarding compensation of FirstCity's executive officers are prepared by the Compensation Committee of the Board of Directors and are subject to the review, modification and approval of the Board, except that (1) the Chief Executive Officer does not participate in the preparation of recommendations, or the review, modification or approval thereof, with respect to his compensation and (2) all such recommendations, reviews, modifications and approvals with respect to awards under the 1996 Stock Option and Award Plan are made solely by the Stock Option Subcommittee of the Compensation Committee.

     FirstCity's compensation program is designed to enable FirstCity to attract, motivate and retain high-quality senior management by providing a competitive total compensation opportunity based on performance. Toward this end, FirstCity provides for competitive base salaries, annual variable performance incentives payable in cash for the achievement of financial performance goals, and long-term, stock-based incentives which strengthen the mutuality of interests between senior management and FirstCity's stockholders.

     Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code"), provides that no deduction for federal income tax purposes shall be allowed to a publicly held corporation for applicable employee remuneration with respect to any covered employee of the corporation to the extent that the amount of such remuneration for the taxable year with respect to such employee exceeds $1.0 million. For purposes of this limitation, the term "covered employee" generally includes the chief executive officer of the corporation and the four highest compensated officers of the corporation (other than the chief executive officer). The term "applicable employee remuneration" generally means, with respect to any covered taxable year for remuneration for services performed by such employee (whether or not during the taxable year); provided, however, that applicable employee remuneration does not include, among other items, certain remuneration payable solely on account of the attainment of one or more performance goals ("performance-based compensation"). It is FirstCity's general intention that the remuneration paid to its covered employees not exceed the deductibility limitation established by Section 162(m). Nevertheless, due to the fact that not all remuneration paid to covered employees may qualify as performance-based compensation, it is possible that FirstCity's deduction for remuneration paid to any covered employee during a taxable year may be limited by Section 162(m).

SALARIES

     Salaries for the year 1996 for each of FirstCity's executive officers, including its Chief Executive Officer, were determined based upon such officer's level of responsibility, time with FirstCity, contribution to FirstCity and individual performance. The evaluation of these factors was subjective, and no fixed, relative weights were assigned thereto.

BONUSES

     Under FirstCity's 1996 Performance Bonus Plan, all executive officers who were employed by FirstCity or its subsidiaries during calendar year 1996 and who remained so employed on March 18, 1997 received, as a bonus, for services rendered to FirstCity or such subsidiary during 1996, a prescribed portion of $1,100,000 (which is an amount equal to fifty percent of FirstCity's net profits after a twenty-five percent return on stockholders' equity (after payment or accrual of preferred dividends) for 1996. Each of the executive officers of FirstCity named in the Summary Compensation Table under the caption "Executive Compensation" received such a bonus for the year 1996 pursuant to the 1996 Performance Bonus Plan.

     Bonuses earned pursuant to FirstCity's 1996 Performance Bonus Plan are paid one-half in cash in the year the bonus is granted and the remainder in shares of FirstCity Common Stock having a fair market value at the time the bonus is granted equal to half of the respective bonus. One-half of the shares of FirstCity Common Stock granted as part of a bonus vest, contingent upon meeting certain performance bonus targets, in the first year succeeding the year in which the bonus was granted. The other half of such shares vest, contingent upon meeting certain performance bonus targets, in the second year succeeding the year in which the bonus was granted.

STOCK OPTIONS

     The Stock Option Subcommittee of the Compensation Committee believes that stock options are critical in motivating and rewarding the creation of long-term shareholder value, and the subcommittee has established a policy of awarding stock options each year based on the continuing progress of FirstCity as well as on individual performance.

     In 1996, the Stock Option Subcommittee recommended, and the Board of Directors approved, the grant of stock options for 18,000 shares of FirstCity Common Stock under the 1996 Stock Option and Award Plan (none of which were granted to FirstCity's executive officers). The exercise price with respect to all such grants was equal to or greater than the fair market value of the underlying FirstCity Common Stock at the date of grant so that the holders of such options will benefit from such options only when, and to the extent, the price of the FirstCity Common Stock increases after such grant. The performance of individual executive officers and other key employees was considered by the Stock Option Subcommittee in allocating such grants, taking into account FirstCity's performance, each individual's contributions thereto and specific accomplishments in each individual's area of responsibility.

     The Summary Compensation Table under the caption "Executive Compensation" sets forth the number of options granted under the 1996 Stock Option and Award Plan to the executive officers of FirstCity named therein (including the Chief Executive Officer).

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

     Recommendations regarding compensation of FirstCity's Chief Executive Officer are prepared by those members of the Compensation Committee, and are subject to the review, modification and approval of those members of the Board, other than the Chief Executive Officer. Such recommendations, reviews, modifications and approvals for 1996 were based on the Chief Executive Officer's level of responsibility, time with FirstCity, individual performance and significant contributions to the successful implementation of several important decisions that are expected to benefit FirstCity in future years, including the acquisition of various purchased asset portfolios.

                                            THE COMPENSATION COMMITTEE
                                            James R. Hawkins, Chairman
                                            David W. MacLennan
                                            Bart A. Brown, Jr.

CUMULATIVE TOTAL SHAREHOLDER RETURN

     The following performance graph (the "Performance Graph") compares the cumulative total shareholder return on FirstCity's Common Stock, based on the market price thereof, with the cumulative total return of the CRSP Total Return Index for the Nasdaq Stock Market (US) prepared for NASDAQ by the Center for Research in Security Prices ("CRSP," and such index, the "NASDAQ Market Index") and the CRSP Financial Stocks Index prepared for NASDAQ by CRSP (the "NASDAQ Industry Index") for the period beginning on July 3, 1995 (the date FirstCity's Common Stock commenced trading on NASDAQ) and ending on December 31, 1996. Cumulative total shareholder return is based on an annual total return, which assumes the reinvestment of all dividends for the period shown and assumes that $100 was invested on July 3, 1995 in each of FirstCity's Common Stock, the NASDAQ Market Index and the NASDAQ Industry Index. FirstCity has not declared any dividends during the period covered by the Performance Graph. The results shown in the Performance Graph are not necessarily indicative of future performance.


                              [PERFORMANCE CHART]

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Hawkins (Chairman), MacLennan and Bart A. Brown, Jr. served as members of the Compensation Committee of the Board of Directors during 1996. Messrs. MacLennan and Brown served as members of the Stock Option Subcommittee of the Compensation Committee during 1996. Mr. Hawkins was Chairman of the Board and Chief Executive Officer of FirstCity, and Chairman of the Board and Chief Executive Officer of each of the corporate general partners of each of the affiliated acquisition partnerships through which FirstCity acquires interests in various financial asset pools, during 1996. See "Other FirstCity Annual Meeting Matters -- Certain Relationships and Related Transactions." Neither of Messrs. MacLennan or Brown was an officer or employee of FirstCity or any of its subsidiaries during 1996 or any prior year. FirstCity leases the office space for its principal executive offices from a trust created for the benefit of the children of Mr. Hawkins. See "Other FirstCity Annual Meeting Matters -- Certain Relationships and Related Transactions."

EMPLOYMENT AGREEMENTS AND SEVERANCE AND CHANGE-IN-CONTROL ARRANGEMENTS

     FirstCity entered into an employment agreement with C. Ivan Wilson in connection with the consummation of the Plan. Under the terms of such agreement, Mr. Wilson was to serve as Vice-Chairman of FirstCity's Board of Directors for a term of three years, beginning on the Formation Date. Under such terms, Mr. Wilson (1) was paid $500,000 on the Formation Date (from funds of FCBOT), (2) was to be paid an annual salary of $250,000 (50 percent of which is paid by FirstCity and 50 percent of which is paid by the Trust so as to reflect Mr. Wilson's obligations thereunder to assist in the administration of the Trust assets) and (3) if certain conditions with respect to the payment of certain claims and interests under the Plan (as prescribed by such agreement) are satisfied, such determination to be made by the Portfolio Committee of the Trust (which committee administers the Trust), will be paid additional, separate conditional bonuses in an aggregate amount up to $500,000 plus 1.67 percent of specified additional payments made to the holders of the Trust's Class B and Class C Certificates.

     During the second quarter of 1996, Mr. Wilson advised the Board of his desire to retire from an active management role in FirstCity and the Liquidating Trust. Under the terms of Mr. Wilson's employment contract as approved in the Plan of Reorganization, Mr. Wilson was to receive his annual salary and any bonus as described above. In response to Mr. Wilson's request to be considered for retirement, the Board of FirstCity and the management of the Liquidating Trust jointly determined that a fair settlement of Mr. Wilson's contract would be to discount the total amount of future payments to be received as salary. The resulting amount totaling approximately $445,000 was paid one-half by the Trust and one-half by FirstCity. Additionally, if there are any bonus payments accrued under the provisions of subpart (3) of the preceding paragraph, Mr. Wilson will receive such payments when, as, and if accrued. Such payments are the obligation of the Liquidating Trust and not FirstCity. Subsequent to his retirement, Mr. Wilson received $8,000 in Directors fees from FirstCity.

     In addition, it is a condition to the Harbor Merger that Mr. Richard J. Gillen will have entered into an employment agreement with FirstCity. For information regarding the expected terms thereof, see "Terms of Harbor Merger -- Employment Agreement."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     FirstCity owns equity interests in various purchased asset portfolios through limited partnerships ("Acquisition Partnerships") in which a corporate affiliate of FirstCity is the sole general partner and FirstCity and other nonaffiliated investors are limited partners. Certain directors and executive officers of FirstCity may also serve as directors and/or executive officers of such general partners, but receive no additional compensation from or on behalf of such general partners for serving in such capacities. FirstCity provides asset servicing to such Acquisition Partnerships pursuant to servicing agreements between FirstCity and such Acquisition Partnerships.

     FirstCity has entered into certain agreements with Cargill under which Cargill provides FirstCity a fixed monthly payment to defray overhead expenses and to reimburse one-half of all approved due diligence expenses incurred by FirstCity in connection with evaluating prospective acquisitions of purchased asset portfolios. Under such agreements, Cargill has the right to participate as an equity investor in such acquisitions. Cargill also provides FirstCity with a $35 million revolving credit facility, expiring on June 30, 1997, to fund FirstCity's purchased asset portfolio acquisitions and for certain other working capital purposes. Borrowings under such facility bear interest at LIBOR plus 5% and are secured by substantially all of FirstCity's unencumbered assets. As of December 31, 1996, outstanding borrowings under such facility were $19.4 million. David W. MacLennan, a director of FirstCity, is an officer of certain affiliates of Cargill.

     Pursuant to a noncancellable operating lease, FirstCity leases the office space for its principal executive offices in Waco, Texas from a trust created for the benefit of the children of James R. Hawkins, the Chairman of the Board and Chief Executive Officer of FirstCity. Such lease expires in December of 2001 and contains an option in favor of FirstCity pursuant to which FirstCity may renew such lease for two additional five-year periods, with escalating lease payments. Rental expenses under such lease for calendar year 1996 were $90,000. As of December 31, 1996, the future minimum lease payments for each of the next four years under such lease are $90,000 per year. FirstCity believes that the terms of such lease are generally as favorable to FirstCity as the terms it would receive from an independent third party.

     Pursuant to the Plan, substantially all of FCBOT's assets were transferred to the Trust or subsidiaries of the Trust, to be liquidated pursuant to a liquidating trust agreement. Under the terms of such agreement, FirstCity, as the sole holder of the Trust's Class A Certificate, will receive certain amounts from the Trust. Additionally pursuant to the Plan, the liquidation of FCBOT's assets transferred to the Trust is serviced by FirstCity pursuant to an investment management agreement between the Trust and FirstCity. Under the terms thereof, FirstCity will receive an incentive fee equal to (1) three percent of all cash proceeds derived from the assets owned by the Trust and its subsidiaries (including assets acquired pursuant to a loss-sharing settlement in connection with the Plan) ("Net Cash Proceeds") plus (2) five percent of the Net Cash Proceeds (excluding net proceeds realized from certain contingent asset claims under the Plan) realized above $248,600,000 (the "Estimated Threshold Collection Amount") up to an amount equal to $25 million in excess of the Estimated Threshold Collection Amount; ten percent of the Net Cash Proceeds (excluding net proceeds realized from such contingent asset claims) realized above $25 million in excess of the Estimated Threshold Collection Amount up to an amount equal to $50 million in excess of the Estimated Threshold Collection Amount; and fifteen percent of the Net Cash Proceeds (excluding net proceeds realized from such contingent asset claims) realized above $50 million in excess of the Estimated Threshold collection Amount.

     Under an agreement executed March 24, 1997 the investment management agreement was terminated as to the obligations of FirstCity to service the trust's assets and the trust's obligations to remit servicing fees to FirstCity. Other provisions of the Investment Management Agreement specifically relating to indemnification provisions as between the parties survive the termination of the agreement. The termination was negotiated between the parties on an arms-length basis with the proposal being unanimously approved by the Board of FirstCity with the members of the portfolio committee who also serve as Board Members abstaining from the vote. The termination calls for the payment of $6,800,000 as a final servicing fee payment to FirstCity representing the present value of the servicing fees stemming from all currently estimated collections to be derived from the trust's assets.

     In connection with the consummation of the Plan, J-Hawk formed a new corporation, Combined Financial Corporation, a Texas corporation ("CFC"), and, prior to the J-Hawk Merger, transferred certain of its assets and indebtedness to CFC (which assumed such indebtedness) (such transfer and assumption, the "Spin-off"), the stockholders of J-Hawk receiving the same proportionate common stock interests in CFC as they had in J-Hawk. As a result of the Spin-off, certain directors and executive officers of J-Hawk, who are also directors and executive officers of FirstCity, became directors and/or executive officers of CFC, as well as stockholders of CFC. FirstCity has entered into a servicing agreement with CFC under which FirstCity provides asset servicing to CFC for a fee based on a percentage of assets serviced. The fee paid by CFC to FirstCity in 1996 was approximately $168,000.

     In connection with the Spin-off, J-Hawk sold approximately $12 million (allocated cost) of loans to a limited partnership owned by James R. Hawkins, James T. Sartain and Rick R. Hagelstein, respectively the Chairman of the Board and Chief Executive Officer, the President and Chief Operating Officer and a director, and the Executive Vice President and Chief Credit Officer and a director, of FirstCity. FirstCity recognized approximately $3 million in gain from such sale. FirstCity has entered into a servicing agreement with such partnership under which FirstCity provides asset servicing to such partnership for a fee based on a percentage of collection of assets serviced. The servicing fee paid by such partnership to FirstCity in 1996 was approximately $82,000.

     In addition to the partnership agreements governing the Acquisition Partnerships in which FirstCity and Cargill or their respective affiliates are limited partners, FirstCity and Cargill or their respective affiliates are parties to certain agreements. The following description of certain terms of certain of such agreements accurately summarizes those terms thereof considered by FirstCity to be material to prospective investors in the FirstCity Common Stock and is qualified in its entirety by reference to such agreements, which are attached as exhibits to the Registration Statement of which this Prospectus is a part.

     Cargill Credit Facility. FirstCity has a $35.0 million revolving credit facility with Cargill which expires June 30, 1997. At March 21, 1997 the principal balance outstanding under such facility was $23.9 million. Such facility is secured by substantially all of the unencumbered equity interests in subsidiaries and Acquisition Partnerships held by FirstCity and by certain other assets of FirstCity.

     Right of First Refusal Agreement. Under a Right of First Refusal Agreement dated June 9, 1994, as amended by letter agreement dated March 11, 1996 (the "Right of First Refusal Agreement"), between FirstCity, James R. Hawkins (FirstCity's Chairman of the Board and Chief Executive Officer), James T. Sartain (FirstCity's President and Chief Operating Officer) and Rick R. Hagelstein (FirstCity's Executive Vice President and Managing Director of Asset Management), Cargill and CFSC Capital Corp II, a Delaware corporation, if FirstCity or its senior officers receives an invitation to bid on or otherwise obtains an opportunity to acquire interests in loans and receivables with respect to which the aggregate amount to be bid exceeds $3 million, FirstCity or such senior officers, as the case may be, must follow a prescribed notice procedure pursuant to which Cargill has the option to participate in the proposed purchase by requiring that such purchase or acquisition be effected through a business entity (such as the Affiliated Partnerships) formed by FirstCity and Cargill or an affiliate thereof. In connection with the Right of First Refusal Agreement, FirstCity and Cargill are parties to a Due Diligence Expense Reimbursement Agreement dated June 9, 1994, as amended by letter agreement dated March 11, 1996 (the "Due Diligence Expense Reimbursement Agreement"), pursuant to which Cargill provides FirstCity a fixed monthly payment to defray overhead expenses and to reimburse one-half of all approved due diligence expenses incurred by FirstCity in connection with evaluating prospective acquisitions of Purchased Asset Pools. Both the Right of First Refusal Agreement and the Due Diligence Expense Reimbursement Agreement terminated on March 31, 1997. FirstCity and Cargill have negotiated an extension and modification to such agreements.

     Residual Share Allocation Agreement. FirstCity (as successor by merger to J-Hawk) and Cargill are party to a Residual Share Allocation Agreement dated May 12, 1994, as amended by the First Amendment thereto dated June 28, 1994 (as so amended, the "Residual Share Allocation Agreement"). The Residual Share Allocation Agreement requires FirstCity to pay Cargill a prescribed portion of amounts (which may be all such amounts) FirstCity receives or becomes entitled to receive that constitute a return on (and not of) its cash contributions (such amounts, "Residual Equity Distributions") to any Acquisition Partnership subject to such agreement or a general partner thereof in any period (a "Deficiency Period") during which an event of default has occurred and is continuing under any loan or partnership agreement subject to such Residual Share Allocation Agreement (such agreements, "Collateral Agreements"), or during which FirstCity has notified Cargill or Cargill has notified FirstCity that the purchased assets securing certain of the obligations under any Collateral Agreement to Cargill or certain affiliates thereof may not be sufficient to pay and perform all such obligations. Such amounts to be paid to Cargill are based upon amounts reasonably determined by Cargill to represent the difference between (1) the total obligations owed by any borrower under any Collateral Agreement as to which a Deficiency Period exists less (2) the amounts reasonably believed by Cargill to be recoverable from the purchased assets securing such obligations. The Acquisition Partnership borrowers and related Collateral Agreements as to which the Residual Share Allocation Agreement applies are WAMCO III (Amended and Restated Limited Partnership Agreement of WAMCO III), WAMCO V (Master Note Purchase Agreement between Clearwater Portfolio L.P. and WAMCO V), WAMCO VI

(Master Note Purchase Agreement between Cargill and WAMCO VI), WAMCO VIII (Master Note Purchase Agreement between Cargill and WAMCO VIII), WAMCO XI (Master Note Purchase Agreement between Cargill and WAMCO XI), Imperial Fund (Master Note Purchase Agreement between Cargill and Peoria Mortgage Acquisition Corporation, as Lenders, Peoria Mortgage Acquisition Corporation, as Agent, and Imperial Fund), and Whitewater Acquisition (Amended and Restated Limited Partnership Agreement of Whitewater Acquisition).

     Shareholder Voting Agreement. James R. Hawkins, Chairman of the Board and Chief Executive Officer of FirstCity, James T. Sartain, President and Chief Operating Officer of FirstCity, and ATARA I, LTD., a Texas limited partnership ("ATARA"), are parties to a Shareholder Voting Agreement (the "Shareholder Voting Agreement"), dated as of June 29, 1995, with Cargill. The sole general partner of ATARA is ATARA Corp., a Texas corporation, the Chairman of the Board and President of which is Rick R. Hagelstein, the Executive Vice President and Chief Credit Officer of FirstCity. Under the terms of the Shareholder Voting Agreement, Messrs. Hawkins and Sartain, and ATARA, are required to vote their shares of FirstCity Common Stock to elect one designee of Cargill as a director of FirstCity, and Cargill is required to vote its shares of FirstCity Common Stock to elect one or more of the designees of Messrs. Hawkins and Sartain, and ATARA, as directors of FirstCity. David W. MacLennan, a director of FirstCity and Cargill's designee, is also an officer of certain affiliates of Cargill.

RATIFICATION AND APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     The Board of Directors has appointed KPMG Peat Marwick LLP ("KPMG") to serve as independent certified public accountants for FirstCity and its subsidiaries for fiscal year 1997. It is intended that such appointment be submitted to the stockholders of FirstCity for ratification at the Annual Meeting. KPMG has served as FirstCity's auditors since October 27, 1995 (on which date KPMG was so appointed by the Board of Directors, which appointment was recommended by the Board's Audit Committee) and has no investment in FirstCity or its subsidiaries.

     Although the submission of this matter to the stockholders is not required by law, the Board of Directors will reconsider its selection of independent accountants if this appointment is not ratified by the stockholders. Ratification will require the affirmative vote of the majority of the shares of FirstCity Common Stock represented at the meeting, in person or by proxy.

     It is expected that representatives of KPMG will be present at the Annual Meeting with an opportunity to make a statement should they desire to do so and to respond to appropriate questions from stockholders.

     During FCBOT's most recent fiscal year prior to the Formation Date, no audited financial statements of FCBOT were prepared, and therefore no report on such financial statements was prepared. Prior thereto, Arthur Andersen & Co. L.L.P. served as FCBOT's independent public accountants.

     Prior to the J-Hawk Merger, Jaynes, Reitmeier, Boyd & Therrell, P.C. ("Jaynes Reitmeier") served as J-Hawk's independent public accountants. Jaynes Reitmeier's accountant's report with respect to the J-Hawk annual financial statements for the year 1994 did not contain an adverse opinion, disclaimer or qualification. During such period, Jaynes Reitmeier and J-Hawk had no disagreements regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure of the type referred to in Item 304(a)(1)(iv) of Regulation S-K promulgated under the Securities Act of 1933, as amended, and no reportable event described in Item 304(a)(1)(v) of such Regulation S-K occurred.

STOCKHOLDERS' PROPOSALS

     Pursuant to the Exchange Act, and regulations thereunder, individual stockholders have a limited right to propose for inclusion in the proxy statement a single proposal for action to be taken at an annual meeting of the stockholders. Proposals intended to be presented at the annual meeting to be held in 1998 must be received at FirstCity's principal executive offices no later than December 12, 1997. Such proposals should be addressed as follows:
FirstCity Financial Corporation, P.O. Box 8216, Waco, Texas 76714, Attention:
Secretary.

OTHER MATTERS

     Management does not presently know of any matters which may be presented for action at the FirstCity Annual Meeting other than those set forth herein. However, if any other matters properly come before the FirstCity Annual Meeting, it is the intention of the persons named in the proxies solicited by Management to exercise their discretionary authority to vote the shares represented by all effective proxies on such matters in accordance with their best judgement.

LEGAL MATTERS


     The validity of the shares of FirstCity Common Stock that may be issued in connection with the Harbor Merger is being passed upon for FirstCity by Weil, Gotshal & Manges LLP, Houston, Texas. Certain United States federal income tax consequences of the Harbor Merger are being passed upon by Weil, Gotshal & Manges LLP, Houston, Texas.


EXPERTS


     The consolidated financial statements of FirstCity as of and for the years ended December 31, 1996 and 1995 incorporated herein by reference to FirstCity's Annual Report filed on Form 10-K for the year ended December 31, 1996 have been audited by KPMG Peat Marwick LLP ("KPMG"), independent auditors, as stated in their financial report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The consolidated statement of income, shareholders' equity and cash flows of FirstCity (as successor to J-Hawk) for the year ended December 31, 1994 incorporated herein by reference to FirstCity's Annual Report filed on Form 10-K for the year ended December 31, 1996 have been audited by Jaynes, Reitmeier, Boyd & Therrell, P.C., independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


     The combined balance sheets of the Acquisition Partnerships as of December 31, 1996 and 1995, and the related combined statements of operations, changes in partners' capital and cash flows for each of the years in the three-year period ended December 31, 1996, incorporated herein by reference to FirstCity's Annual Report filed on Form 10-K for the year ended December 31, 1996 have been audited by KPMG, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Harbor at September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996, appearing in this Prospectus and Registration Statement, have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                       INDEX TO THE FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
FIRSTCITY FINANCIAL CORPORATION AND SUBSIDIARIES:
  CONSOLIDATED FINANCIAL STATEMENTS.........................   F-2
HARBOR FINANCIAL GROUP, INC. AND SUBSIDIARIES
  CONSOLIDATED FINANCIAL STATEMENTS
  Independent Auditors' Report..............................   F-3
  Consolidated Balance Sheets -- March 31, 1997, and
     September 30, 1996 and 1995............................   F-4
  Consolidated Statements of Operations -- Six Months Ended
     March 31, 1997 and 1996, and Years Ended September 30,
     1996, 1995, and 1994...................................   F-5
  Consolidated Statements of Changes in Shareholders'
     Equity -- Six Months Ended March 31, 1997, and Years
     Ended September 30, 1996, 1995 and 1994................   F-6
  Consolidated Statements of Cash Flows -- Six Months Ended
     March 31, 1997 and 1996, and Years Ended September 30,
     1996, 1995, and 1994...................................   F-7
  Notes to Consolidated Financial Statements................   F-8

                 FIRSTCITY'S CONSOLIDATED FINANCIAL STATEMENTS


     Reference is made to the information that is contained in Item 8 of FirstCity's Annual Report filed on Form 10-K for the year ended December 31, 1996, as amended by FirstCity's 10-K/A No. 1 filed with the Commission on April 30, 1997, FirstCity's 10-K/A No. 2 filed with the Commission on May 9, 1997 and FirstCity's 10-K/A No. 3 filed with the Commission on May 28, 1997, and the information that is contained in Item 1 of FirstCity's Quarterly Report filed on Form 10-Q for the quarter ended March 31, 1997 filed with the Commission on May 15, 1997, which is incorporated herein by reference.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Harbor Financial Group, Inc.:

     We have audited the accompanying consolidated balance sheets of Harbor Financial Group, Inc. and subsidiaries (the Company) as of September 30, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harbor Financial Group, Inc. and subsidiaries as of September 30, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 1996, in conformity with generally accepted accounting principles.

     As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights an amendment of FASB Statement No. 65, in 1995.

                                            /s/ KPMG PEAT MARWICK LLP

Houston, Texas
November 27, 1996

                 HARBOR FINANCIAL GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                  MARCH 31, 1997, SEPTEMBER 30, 1996, AND 1995



                                                                MARCH 31,     SEPTEMBER 30,    SEPTEMBER 30,
                                                                  1997             1996             1995
                                                              -------------   --------------   --------------
                                                               (UNAUDITED)
                           ASSETS
Cash and cash equivalents...................................    $  2,650            5,004            5,844
Mortgage loans held for sale, net (notes 2, 4 and 8)........     165,044          134,348          103,775
Mortgage loans held for investment, (note 4)................       1,370            1,097               23
Construction loans receivable (note 4)......................      13,182            8,816            1,446
Receivable for escrow, foreclosure, and other advances less
  allowance for losses of $1,781 at March 31, 1997 and
  $1,300 and $127 at September 30, 1996 and 1995,
  respectively (notes 4 and 5)..............................      15,800           10,320            2,129
Accrued interest and other receivables (note 4).............      13,017            5,330            2,731
Property and equipment, less accumulated depreciation of
  $3,171 at March 31, 1997 and $2,750 and $2,124 at
  September 30, 1996 and 1995, respectively (note 4)........       2,312            2,121            1,270
Mortgage servicing rights and deferred excess servicing
  fees, net (notes 3 and 4).................................      39,057           33,517           12,902
Other assets (note 4).......................................          36               25               42
                                                                --------         --------         --------
          Total assets......................................    $252,468          200,578          130,162
                                                                ========         ========         ========

            LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Notes payable to banks (note 4):
  Warehouse lines of credit collateralized by mortgage loans
     held for sale..........................................    $167,979          137,966          103,782
  Collateralized by foreclosed real estate held for sale....       2,496              867               40
  Collateralized by receivables for escrow, foreclosure, and
     other assets...........................................      15,916           10,662            2,171
  Collateralized by substantially all of the Company's
     assets.................................................          --               --            3,500
  Long-term debt collateralized by substantially all of the
     Company's assets.......................................      30,000           20,000            6,500
                                                                --------         --------         --------
          Total notes payable to banks......................     216,391          169,495          115,993
  Accounts payable and accrued expenses.....................       4,974            6,623            1,251
  Other liabilities.........................................      17,018           11,269            6,044
  Deferred tax liability, net (note 11).....................       2,820            2,602              337
                                                                --------         --------         --------
          Total liabilities.................................     241,203          189,989          123,625
                                                                --------         --------         --------
Shareholders' equity (note 6):
  Common stock, no par value. 500,000 shares authorized;
     171,654 shares issued and outstanding at March 31,
     1997, 167,615 issued and 167,102 outstanding at
     September 30, 1996 and 167,534 issued and 165,643
     outstanding at September 30, 1995......................       6,851            6,262            6,187
  Common stock subscribed...................................          --              338              149
  Additional paid-in-capital................................          76               76              116
  Retained earnings.........................................       4,338            3,972              248
  Treasury stock............................................          --              (59)            (163)
                                                                --------         --------         --------
          Total shareholders' equity........................      11,265           10,589            6,537
Commitments and contingencies (notes 5, 7, 8, 9 and 10).....
                                                                --------         --------         --------
          Total liabilities and shareholders' equity........    $252,468         $200,578         $130,162
                                                                ========         ========         ========


                See notes to consolidated financial statements.

                 HARBOR FINANCIAL GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

  SIX MONTHS ENDED MARCH 31, 1997 AND 1996 AND YEARS ENDED SEPTEMBER 30, 1996,
                                 1995, AND 1994



                                                     MARCH 31,     MARCH 31,    SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                       1997          1996           1996            1995            1994
                                                    -----------   -----------   -------------   -------------   -------------
                                                    (UNAUDITED)   (UNAUDITED)
Income:
  Loan servicing...................................    $ 6,936         3,769        10,079           6,508           7,479
  Gain on sale of mortgage loans, net..............     12,622         9,823        19,523           8,292           3,199
  Warehouse interest income, net of warehouse
     interest expense of $7,703 and $3,507 for the
     six months ended March 31, 1997 and 1996,
     respectively, and $9,096, $3,098 and $1,755
     for the years ended September 30, 1996, 1995
     and 1994, respectively........................      1,299         2,048         3,224           2,355           2,673
  Gain on sale of servicing rights, net............      2,266         1,836         2,641           2,011             694
  Other............................................      1,177           712         2,153           1,276           2,617
                                                       -------       -------       -------         -------         -------
                                                       $24,300        18,188        37,620          20,442          16,662
                                                       -------       -------       -------         -------         -------
Expenses:
  Salaries, commissions and employee benefits......    $12,432         7,799        16,105           8,673           7,454
  Amortization of mortgage servicing rights and
     deferred excess servicing fees................      3,087         1,744         4,091           3,823           2,891
  Communication....................................      2,208         1,358         3,304           1,592           1,404
  Data processing and equipment....................      1,377           859         2,060           1,459           1,420
  Office occupancy.................................      1,156           790         1,743           1,325           1,056
  Interest.........................................        803           454         1,004             945           1,646
  Foreclosure provisions and related expenses......        187            66           140             206              74
  Other............................................      2,465         1,220         3,185           1,644           1,649
                                                       -------       -------       -------         -------         -------
                                                       $23,715       $14,290       $31,632         $19,667         $17,594
                                                       -------       -------       -------         -------         -------
Income (loss) before income taxes..................        585         3,898         5,988             775            (932)
Income tax expense (benefit) (note 11).............        219         1,490         2,264             264            (350)
                                                       -------       -------       -------         -------         -------
          Net income (loss)........................    $   366         2,408         3,724             511            (582)
                                                       =======       =======       =======         =======         =======
          Net income (loss) per share (shares used
            in computation: 169,255, 166,312,
            167,143, 165,784 and 143,247)..........    $  2.16         14.48         22.28            3.08           (4.06)
                                                       =======       =======       =======         =======         =======


                See notes to consolidated financial statements.

                 HARBOR FINANCIAL GROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                        (IN THOUSANDS EXCEPT SHARE DATA)

  SIX MONTHS ENDED MARCH 31, 1997 AND YEARS ENDED SEPTEMBER 30, 1996, 1995 AND
                                      1994



                                                                                    RETAINED
                                                          COMMON     ADDITIONAL     EARNINGS
                                               COMMON     STOCK       PAID-IN     (ACCUMULATED   TREASURY
                                     SHARES    STOCK    SUBSCRIBED    CAPITAL       DEFICIT)      STOCK     TOTAL
                                     -------   ------   ----------   ----------   ------------   --------   ------
Balance at September 30, 1993......  137,558   $4,240        --           --           319         (340)     4,219
  Capital contribution.............       --      --         --          104            --           --        104
  Conversion of subordinated debt
     to common stock...............   26,950   2,000         --           --            --           --      2,000
  Stock purchase by 401(k) plan....    1,098     (53)        --           --            --          179        126
  Purchase of treasury stock.......     (488)     --         --           --            --          (54)       (54)
  Common Stock subscription........       --      --        142           --            --           --        142
  Net loss.........................       --      --         --           --          (582)          --       (582)
                                     -------   ------      ----         ----         -----         ----     ------
Balance at September 30, 1994......  165,118   6,187        142          104          (263)        (215)     5,955
                                     -------   ------      ----         ----         -----         ----     ------
  Capital contribution.............      146      --         --            6            --           11         17
  Stock purchase by 401(k) plan....    1,187      --       (142)           6            --          136          0
  Purchase of treasury stock.......     (808)     --         --           --            --          (95)       (95)
  Common stock subscription .......       --      --        149           --            --           --        149
  Net income.......................       --      --         --           --           511           --        511
                                     -------   ------      ----         ----         -----         ----     ------
Balance at September 30, 1995......  165,643   6,187        149          116           248         (163)     6,537
                                     -------   ------      ----         ----         -----         ----     ------
  Stock purchase by 401(k) plan....    1,145      75       (149)          --            --           74          0
  Sale of treasury stock...........      500      --         --           --            --           65         65
  Purchase of treasury stock.......     (286)     --         --           --            --          (37)       (37)
  Issuance of stock................      100      --         --            1            --            2          3
  Common stock subscription........       --      --        338           --            --           --        338
  Return of capital................       --      --         --          (41)           --           --        (41)
  Net income.......................       --      --         --           --         3,724           --      3,724
                                     -------   ------      ----         ----         -----         ----     ------
Balance at September 30, 1996......  167,102   6,262        338           76         3,972          (59)    10,589
                                     -------   ------      ----         ----         -----         ----     ------
  Stock purchase by 401(k) plan....    1,202     219       (211)          --            --           --          8
  Sale of treasury stock...........      587      --         --           --            --           68         68
  Purchase of treasury stock.......     (127)     --         --           --            --           (9)        (9)
  Issuance of stock................    2,890     370       (127)          --            --           --        243
  Net income.......................       --      --         --           --           366           --        366
                                     -------   ------      ----         ----         -----         ----     ------
Balance at March 31, 1997
  (unaudited)......................  171,654   $6,851        --           76         4,338           --     11,265
                                     =======   ======      ====         ====         =====         ====     ======


                See notes to consolidated financial statements.

                 HARBOR FINANCIAL GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

  SIX MONTHS ENDED MARCH 31, 1997 AND 1996 AND YEARS ENDED SEPTEMBER 30, 1996,
                                 1995, AND 1994



                                                         MARCH 31,     MARCH 31,    SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                           1997          1996           1996            1995            1994
                                                        -----------   -----------   -------------   -------------   -------------
                                                        (UNAUDITED)   (UNAUDITED)
Operating activities:
  Net income (loss)...................................  $       366         2,408          3,724             511           (582)
  Adjustments to reconcile net income (loss) to net
    cash (used in) provided by operating activities:
  Gain on sales of servicing rights, net..............       (2,266)       (1,836)        (2,641)         (2,011)          (694)
  Depreciation and amortization.......................        3,504         2,025          4,744           4,314          3,276
  Changes in operating assets and liabilities net of
    effects from purchase of Hamilton Financial
    Services Corporation:
    (Increase) decrease in mortgage loans held for
      sale............................................      (30,694)      (55,961)       (30,418)        (67,690)            96
    Increase in construction loans receivable, net....       (4,367)       (3,161)        (7,370)         (1,446)            --
    (Increase) decrease in receivable for escrow,
      foreclosure, and other advances.................       (5,480)          176         (7,037)            (35)          (890)
    (Increase) decrease in accrued interest and other
      receivables.....................................       (7,688)       (3,810)        (2,279)           (872)           373
    Originated mortgage servicing rights..............      (15,604)       (8,295)       (18,128)         (3,950)            --
    Purchases of mortgage servicing rights............         (308)         (383)        (3,075)         (2,429)          (127)
    Proceeds from sales of mortgage servicing
      rights..........................................        9,551         3,414          9,048           2,130            694
    (Increase) decrease in other assets...............          (12)            1             17              18             71
    Increase (decrease) in accounts payable and
      accrued expenses................................       (1,650)        1,199          1,939             527           (685)
    Increase (decrease) in other liabilities..........        5,749         3,146          1,017           2,295           (503)
    Increase (decrease) in deferred tax liability.....          218         1,491          2,265             250           (313)
                                                        -----------   -----------    -----------     -----------      ---------
        Net cash (used in) provided by operating
          activities..................................      (48,681)      (59,586)       (48,194)        (68,388)           716
                                                        -----------   -----------    -----------     -----------      ---------
Investing activities:
  Proceeds from sales of loans held for investment....           --            --            105             458            650
  Principal payments received on loans held for
    investment........................................           10             6             17               7             86
  Repurchases of loans from investors.................         (282)           --         (1,196)             --             --
  Purchases of property and equipment.................         (607)         (343)        (1,504)           (444)          (829)
  Proceeds from sales of property and equipment.......           --            --             --               8             16
  Payment for purchase of Hamilton Financial Services
    Corporation, net of cash acquired.................           --            --         (3,634)             --             --
                                                        -----------   -----------    -----------     -----------      ---------
        Net cash (used in) provided by investing
          activities..................................         (879)         (337)        (6,212)             29            (77)
                                                        -----------   -----------    -----------     -----------      ---------
Financing activities:
  Proceeds from short-term borrowings.................    2,436,562     1,324,227      3,960,860       1,086,212        629,380
  Payments to reduce short-term borrowings............   (2,399,667)   (1,263,007)    (3,920,858)     (1,011,840)      (628,927)
  Proceeds from long-term debt........................       17,000            --         40,972           2,226            400
  Payments to reduce long-term debt...................       (7,000)         (650)       (27,472)         (3,613)        (2,543)
  Decrease (increase) in additional paid-in-capital...          252          (115)           (40)             12            104
  Payments to acquire treasury stock..................           (9)           (4)           (37)            (95)           (54)
  Proceeds from issuance of treasury stock............           68            66            141             147            179
                                                        -----------   -----------    -----------     -----------      ---------
        Net cash provided by (used in) financing
          activities..................................       47,206        60,517         53,566          73,049         (1,461)
                                                        -----------   -----------    -----------     -----------      ---------
  (Decrease) increase in cash and cash equivalents....       (2,354)          594           (840)          4,690           (822)
  Cash and cash equivalents at beginning of period....        5,004         5,844          5,844           1,154          1,976
                                                        -----------   -----------    -----------     -----------      ---------
  Cash and cash equivalents at end of period..........  $     2,650         6,438          5,004           5,844          1,154
                                                        ===========   ===========    ===========     ===========      =========
Supplemental disclosures of cash flow
  information -- cash paid during the year for
  interest............................................           --            --          7,598           1,838          1,838
Supplemental schedule of noncash investing and
  financing activities: Loans held for sale
  transferred to investment category..................           --            --             --              --            361
  Conversion of subordinated debt to common stock.....           --            --             --              --          2,000
  Loans transferred from foreclosure receivables to
    real estate owned.................................          409            --            582             385            453
  Loans transferred from loans held for investment to
    real estate owned.................................          561            --             --              --             --
  Common stock subscribed for employee bonus and
    401(k) plan, net..................................           --            --            264               7             89


                See notes to consolidated financial statements.

                 HARBOR FINANCIAL GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  SIX MONTHS ENDED MARCH 31, 1997 AND 1996 AND YEARS ENDED SEPTEMBER 30, 1996,
                                 1995 AND 1994


(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

  Interim Financial Data (Unaudited)


     The accompanying consolidated balance sheets and consolidated statements of changes in shareholders' equity as of March 31, 1997 and the accompanying consolidated statements of operations and cash flows for the six month periods ended March 31, 1997 and 1996 have been prepared by the Company without an audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation for such periods have been made. Results for interim periods should not be considered as indicative of results for a full year.


     Footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted herein with respect to the interim financial data, except with respect to the information provided in Note 5. The interim information herein should be read in conjunction with the annual financial information presented herein.

     Harbor Financial Group, Inc. (the "Company") was incorporated in the state of Delaware on December 3, 1987. On December 30, 1987, the Company purchased all of the stock of Harbor Financial Mortgage Corporation (HFMC).


  Acquisition


     On May 15, 1996, HFMC acquired for $3,634,000 all of the outstanding common stock of Hamilton Financial Services Corporation ("HFSC") and subsidiaries. For financial statement purposes, the acquisition has been accounted for under the purchase method of accounting; accordingly, the assets and liabilities assumed have been recorded by HFSC at their fair values effective May 1, 1996. No goodwill was recorded as a result of the acquisition. The Company's 1996 consolidated financial statements include the results of operations and cash flows of HFSC for the five months ended September 30, 1996.


     HFSC reported significant operating losses for each of its two fiscal years prior to its acquisition by HFMC. During 1995, in response to increasing operating losses, management of HFSC undertook a plan to sell off assets of the company to liquidate its liabilities. As a result, all of HFSC's loans held for sale, warehouse debt and loan origination branches were sold or settled and approximately 250 employees were terminated. HFMC then acquired HFSC's remaining mortgage servicing rights and its Scottsbluff, Nebraska loan servicing center. Because the assets acquired by HFMC constituted a small part of the total assets and operations of HFSC, the presentation of pro forma results of operations of HFMC and HFSC for periods prior to the acquisition would not be meaningful.


  Reclassifications

     Certain amounts in the 1995 consolidated financial statements have been reclassified to conform to the 1996 presentation with no effect on the results of operations.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Harbor Financial Mortgage Corporation and subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

                 HARBOR FINANCIAL GROUP, INC. AND SUBSIDIARIES

  Mortgage Loans Held for Sale

     Mortgage loans held for sale include the market value of related hedge contracts and are stated at the lower of cost or market value, as determined by outstanding commitments from investors on an aggregate portfolio basis. Any differences between the carrying amounts and the proceeds from sales are credited or charged to operations at the time the proceeds are collected.

  Mortgage Loans Held for Investment

     Mortgage loans held for investment are transferred to the investment category at the lower of cost or market on the date of transfer. These loans consist principally of loans originated by the Company which do not meet investor purchase criteria and loans repurchased from mortgage-backed securities pools.

  Foreclosed Real Estate Held for Sale

     Foreclosed real estate is recorded at the lower of cost or fair value of the property, less estimated selling costs, at the time of foreclosure and is carried at the lower of the recorded value or fair value thereafter.

  Receivable for Escrow, Foreclosure, and Other Advances

     Funds advanced for escrow, foreclosure and other investor requirements are recorded as receivables and a loss provision is recorded for estimated uncollectible amounts. The allowance for losses is provided for potential losses on loans serviced for others that are in the process of foreclosure or may be reasonably expected to be foreclosed in the future.

  Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from one to five years.

  Mortgage Servicing Rights and Deferred Excess Servicing Fees

     In May 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 122 (Statement 122), Accounting for Mortgage Servicing Rights an amendment of FASB Statement No. 65. Statement 122 requires a mortgage banking enterprise to recognize as separate assets, the rights to service mortgage loans for others, regardless of how those servicing rights are acquired. This statement also requires that these capitalized mortgage servicing rights be assessed for impairment based on the fair value of those rights. In assessing impairment, the mortgage servicing rights capitalized after adoption of Statement 122 are to be stratified based on one or more of the predominant risk characteristics of the underlying loans. Impairment is to be recognized through a valuation allowance for each impaired stratum. Statement 122 was adopted by the Company effective October 1, 1994.

     Mortgage servicing rights are recorded at the lower of cost or present value of the estimated net future servicing income. The recorded cost is amortized in proportion to, and over the period of, estimated future servicing income adjusted to reflect the effect of prepayments received and anticipated. The carrying value of mortgage servicing rights is stratified into pools based on loan type and note rate. The fair value of such pools is evaluated in relation to the estimated future discounted net servicing income over the estimated remaining loan lives.

     When mortgage loans are sold with servicing retained and the stated servicing fee rate differs materially from the normal servicing fee rate, the sales price is adjusted for this excess servicing for purposes of determining gain or loss on the sale to provide for the recognition of a reduced servicing fee in subsequent years. The adjustment approximates the present value of the difference between the normal and stated

                 HARBOR FINANCIAL GROUP, INC. AND SUBSIDIARIES servicing fees over the estimated life of the mortgage loans. The capitalized excess fees are amortized in proportion to, and over the period of, estimated net servicing income.

     In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125 (Statement 125), Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control of assets and liabilities. Under this approach, after a transfer, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. Statement 125 amends Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, to prevent a security from being classified as held-to-maturity if the security can be prepaid or settled where the holder of the security would not recover substantially all its investment. Statement 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The Company adopted Statement 125 effective January 1, 1997. Adoption of the statement did not have a material impact on the financial position or results of operations of the Company (unaudited).

  Use of Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.

  Prepaid Commitment Fees

     Prepaid commitment fees are included in other assets and represent fees paid primarily to permanent investors for the right to deliver mortgage loans in the future at a specified yield. These fees are recognized as expense when the loans are sold to permanent investors, when the commitment expires, or when it is determined that loans will not be delivered under the commitment. Deferred gains or losses are included in the carrying amount of the loans being hedged, which are valued at the lower of aggregate cost or market value.

  Income Recognition

     Loan origination fees and certain direct loan origination costs are deferred until the related loan is sold. Discounts from origination of mortgage loans held for sale are deferred and recognized as adjustments to gain or loss upon sale.

     Loan servicing income represents fees earned for servicing loans owned by investors. The fees are based on a contractual percentage of the outstanding principal balance. Fees are recorded to income when cash payments are received. Loan servicing costs are charged to expense as incurred.

  Federal and State Income Taxes

     The Company files a consolidated federal income tax return. Any federal tax liability or benefit on the consolidated return is apportioned pro rata, if material, to those members of the consolidated group generating taxable income or loss.

     The State of Texas passed legislation providing for the imposition of an earned surplus tax. The tax is assessed against adjusted federal taxable income, apportioned to Texas, at a rate of 4.5%. This tax is considered an income tax to the extent the tax computed exceeds the franchise tax. The Company and each of its subsidiaries files separate Texas franchise tax returns.

                 HARBOR FINANCIAL GROUP, INC. AND SUBSIDIARIES

  Net Income (Loss) Per Share


     Net income (loss) per share is based on the weighted average number of common shares and common stock equivalents outstanding for each year. For purposes of this calculation, outstanding stock options are considered common stock equivalents using the treasury stock method. The weighted average number of shares utilized in the net income (loss) per share calculation was 169,255 and 166,312 for the six months ended March 31, 1997 and 1996, respectively and 167,143, 165,784, and 143,247 for the years ended September 30, 1996, 1995, and
1994, respectively.


(2) MORTGAGE LOANS HELD FOR SALE

     Mortgage loans held for sale at September 30, 1996 and 1995 include loans collateralized by first lien mortgages on one-to-four family residences as follows (in thousands):


                                                           1996        1995
                                                         --------    --------
Residential mortgage loans.............................  $132,193     103,036
Unearned premiums......................................     2,155         739
                                                         --------    --------
                                                         $134,348     103,775
                                                         ========    ========


(3) MORTGAGE SERVICING RIGHTS AND DEFERRED EXCESS SERVICING FEES

     Mortgage servicing rights and deferred excess servicing fees at September 30, 1996 and 1995 consist of the following (in thousands):


                                                           1996        1995
                                                         --------    --------
Mortgage servicing rights..............................  $ 46,814      23,602
Deferred excess servicing fees.........................     2,791       1,627
                                                         --------    --------
                                                           49,605      25,229
Accumulated amortization...............................   (15,640)    (11,352)
                                                         --------    --------
                                                           33,965      13,877
Valuation allowance....................................      (448)       (975)
                                                         --------    --------
                                                         $ 33,517      12,902
                                                         ========    ========


(4) NOTES PAYABLE TO BANKS

     Notes payable to banks at September 30, 1996 and 1995 consists of the following (in thousands):


                                                                1996        1995
                                                              --------    --------
Master residential warehouse line of credit, totaling $200
  million, due on demand on or before March 31, 1997, with
  the individual notes in the warehouse as collateral,
  required interest at the average monthly LIBOR rate plus
  1.375% up to $75 million and plus 1.675% in excess of $75
  million...................................................  $119,942      99,041
Residential warehouse line of credit, totaling $100 million
  as a subline of the $200 million master residential
  warehouse line, due on demand on or before March 31, 1997, with GNMA/FNMA pools of loans in the warehouse as
  collateral, required interest at 1% in excess of the
  average monthly LIBOR rate................................        --         546

                 HARBOR FINANCIAL GROUP, INC. AND SUBSIDIARIES

                                                                1996        1995
                                                              --------    --------
Line of Credit, totalling $15 million as a subline of the
  $200 million master residential warehouse line, due on
  demand on or before March 31, 1997, with FHA/VA
  foreclosure advances, foreclosed real estate held for
  sale, and mortgage loans held for sale as collateral,
  required interest at 1.625% in excess of the average
  monthly LIBOR rate........................................    10,662       2,171
Line of credit, totaling $2 million as a subline of the $200 million master residential warehouse line, due on demand
  on or before March 31, 1997, with the individual second
  lien notes in the warehouse as collateral, required
  interest at 1.625% in excess of the average monthly LIBOR
  rate......................................................        49          31
Line of credit, totaling $1.5 million as a subline of the
  $200 million master residential warehouse line, due on
  demand on or before March 31, 1997, with foreclosed real
  estate held for sale as collateral, required interest at
  1.625% in excess of the average monthly LIBOR rate........       291          40
Line of credit, totaling $20 million, due on demand on or
  before March 31, 1997, with the individual interim
  construction financing notes as collateral, required
  interest at 2.5% in excess of the average monthly LIBOR
  rate......................................................    10,184       1,278
Line of credit, totaling $3.5 million as a subline of a $10
  million servicing acquisition line, due on demand on or
  before March 31, 1996, secured by substantially all of the
  Company's assets, required interest at 2% in excess of the
  average monthly LIBOR rate................................        --       3,500
Note payable classified as long-term debt, totaling $6.5
  million as a subline of a $10 million servicing
  acquisition line, due in semiannual installments of $650
  beginning December 1, 1995, final payment due June 1,
  2000, secured by substantially all of the Company's
  assets, required interest at 2.5% in excess of the average
  monthly LIBOR rate........................................        --       6,500
Residential warehouse line of credit, totaling $20 million,
  due on demand on or before May 31, 1997, with the
  individual notes in the warehouse as collateral, required
  interest at 2% in excess of the average monthly LIBOR
  rate......................................................     6,891       2,886
Line of credit totaling $2 million due on demand on or
  before May 31, 1997 with foreclosed real estate and
  repurchased loans held for sale as collateral, required
  interest at 2.25% in excess of average monthly LIBOR
  rates.....................................................       576          --
Note payable classified as long-term debt, totaling $20
  million, secured by substantially all of the Company's
  assets, required interest at 2.25% in excess of average
  monthly LIBOR note........................................    20,000          --
Line of credit totaling $15 million, due and payable on
  demand, with the individual notes in the warehouse as
  collateral, required interest at 0.95% in excess of the
  federal funds open rate...................................       900          --
                                                              --------    --------
                                                              $169,495     115,993
                                                              ========    ========


     There are no maturities of long-term debt in fiscal years 1997 through 2001.

     The Company maintains its corporate and custodial servicing accounts with various banks. These compensating balances will reduce the interest required to be paid on various notes and lines of credit to those banks if maintained at specified minimum levels.

                 HARBOR FINANCIAL GROUP, INC. AND SUBSIDIARIES

     The Company must comply with certain covenants provided in various loan agreements, including requirements relating to net worth, cash flow, loan servicing portfolio, current ratio and debt-to-equity ratio. As of September 30, 1996 and 1995, the Company was in compliance with all covenants contained in loan agreements.

(5) SERVICING PORTFOLIO AND RELATED OFF-BALANCE SHEET

  Credit Risk, and Insurance Coverage

     As of September 30, 1996, a majority of the Company's loan production activity and collateral for loans serviced is concentrated within the states of Texas and California. The Company's servicing portfolio is comprised of the following:


                                                                  SEPTEMBER 30,
                                          MARCH 31,       ------------------------------
                                             1997             1996             1995
                                        --------------    -------------    -------------
                                         (UNAUDITED)
Number of loans.......................          58,277           51,862           31,836
Aggregate principal balance...........  $4,559,562,000    3,947,028,000    1,448,395,000
Related escrow funds..................  $   34,678,042       49,462,000       44,637,000



     Included in the above table, are subserviced mortgage loans of approximately $833,000,000, $835,000,000 and $-0- at March 31, 1997, September
30, 1996 and 1995, respectively.


     The Company is required to advance, from corporate funds, escrow and foreclosure costs for loans which it services. A portion of these advances for loans serviced for GNMA are not recoverable. As of September 30, 1996 and 1995, reserves for unrecoverable advances of approximately $231,661 and $54,000, respectively, were established for GNMA loans in default.

     Upon foreclosure, an FHA/VA property is typically conveyed to HUD or VA. However, when it is in the VA's financial interest, the VA has the authority to deny conveyance of the foreclosed property to the VA (VA no-bid). The VA instead reimburses the Company based on a percentage of the loan's outstanding principal balance ("guarantee" amount). For GNMA VA no-bids, the foreclosed property is conveyed to the Company and the Company then assumes the market risk of disposing of the property. The related allowance for GNMA VA loans in default for potential no-bid losses as of September 30, 1996, is included in the allowance for unrecoverable advances described above.

     The Company is servicing approximately $19 million of loans with recourse on behalf of FNMA and other investors. However, this recourse obligation is not the result of loans sold to these investors by the Company; it was assumed in the purchase of HFMC and other servicing purchases. As a result, the Company must repurchase those loans which ultimately foreclose. As of September 30, 1996, an allowance of approximately $1,600 has been established for these recourse loans in foreclosure or bankruptcy. Management believes this allowance is adequate.

     In addition, the Company has issued various representations and warranties associated with whole loan and bulk servicing sales. These representations and warranties may require the Company to repurchase defective loans as defined by the applicable servicing and sales agreements.


     During the six months ended March 31, 1997 and the years ended September 30, 1996, 1995 and 1994, the Company originated and purchased mortgage loans with principal balances totaling approximately $1.012 billion, $1.764 billion, $727 million and $429 million, respectively.


     Errors and omissions and fidelity bond insurance coverage under a mortgage banker's bond was $4.5 million and $2.3 million at September 30, 1996 and 1995, respectively.

                 HARBOR FINANCIAL GROUP, INC. AND SUBSIDIARIES

(6) SHAREHOLDER'S EQUITY

     At September 30, 1996 and 1995, warrants issued in connection with the financing of the acquisition of HFMC are outstanding. The senior acquisition creditor holds warrants for 17,917 shares of HFMC's common stock that may be exercised at a price of $26.79 per share. These warrants expire December 30, 1997.

     At various dates during prior years, stock options were issued to various employees for shares of the Company's common stock that are exercisable at a price of $83 per share. During the years ended September 30, 1996 and 1995, no options were exercised. Options for 291 shares, of which 50% are currently exercisable, and 653 shares remain outstanding at September 30, 1996 and 1995, respectively, and are due to expire at annual intervals through September 2002.

(7) EMPLOYEES' PROFIT SHARING AND RETIREMENT PLAN

     HFMC has a defined contribution employee profit sharing and retirement plan (the Plan) in which all employees may participate after one half of a year of continuous service. Participating employees may contribute 2% to 15% of their annual qualifying compensation. HFMC matches 50% of the employee's contributions up to a maximum of 6% of that employee's compensation. HFMC contributes to the Plan an amount from its current or accumulated net profits at the discretion of the Company's Board of Directors. The Company has provided contributions to the Plan of $211,108, $149,000 and $142,200, respectively, for 1996, 1995 and 1994.

(8) MORTGAGE LOAN PIPELINE, HEDGES, AND RELATED OFF-BALANCE SHEET RISK

     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business through the origination and selling of mortgage loans caused by fluctuations in interest rates. These financial instruments include commitments to extend credit, mandatory forward contracts, and various hedging instruments. These instruments involve, to varying degrees, interest rate risk in excess of the amount recognized in the financial statements.

     The Company's mortgage loan pipeline as of September 30, 1996, totals approximately $346 million. The Company's exposure to loss in the event of nonperformance by the party committed to purchase the mortgage loan is represented by the amount of loss in value due to increases in interest rates on its fixed rate commitments. The pipeline consists of approximately $147 million of fixed rate commitments and $199 million of floating rate obligations. The floating rate commitments are not subject to interest rate risk. Management believes that the Company has adequate lines of credit at September 30, 1996, to fund its projected loan closings from its mortgage loan pipeline.

     The Company uses a variety of methods to hedge the interest rate risk of the mortgage loans in the pipeline that are expected to close and the mortgage loans held for sale. Mandatory forward commitments to sell whole loans and mortgage-backed securities are the Company's primary hedge instrument. At September 30, 1996, the Company had approximately $178 million of mandatory forward commitments to sell. To the extent mortgage loans at the appropriate rates are not available to fill these commitments, the Company has interest rate risk due primarily to interest rate fluctuations.

     The Company's mortgage loan pipeline and mandatory forward commitments are included in the lower of cost or market value calculation of mortgage loans held for sale.

                 HARBOR FINANCIAL GROUP, INC. AND SUBSIDIARIES

(9) COMMITMENTS

     The Company occupies office space under various noncancelable operating leases which expire at various dates through fiscal year 2004. Future minimum lease payments consist of the following at September 30, 1996 (in thousands):


1997........................................................  $2,605
1998........................................................   2,150
1999........................................................   1,928
2000........................................................     917
2001 and thereafter.........................................   1,036


     The Company has subleased various office space. These sublease agreements primarily relate to leases assumed in the acquisition of Hamilton Financial Services Corporation. Future minimum rentals to be received under noncancelable operating subleases are $1,039, $971, $964, and $441 thousand for the years ended September 30, 1997, 1998, 1999 and 2000, respectively.

     Gross rent expense for the years ended September 30, 1996, 1995 and 1994 was approximately $1.7 million, $1.2 million and $1.1 million, respectively. The Company subleases certain office space. Subrental income for the years ended September 30, 1996, 1995 and 1994 was approximately $88, $12 and $9 thousand, respectively.

(10) CONTINGENCIES

     The Company is engaged in various lawsuits in the normal course of business. Management believes that the Company's exposure to loss resulting from unfavorable decisions in such lawsuits is not material nor probable. Therefore, no provision for loss has been recorded in the accompanying consolidated financial statements at September 30, 1996.

(11) FEDERAL INCOME TAXES

     The difference between total tax provision and the amount computed by applying the statutory federal income tax rate to pretax income is as follows (dollar amounts in thousands):


                                                               1996     1995
                                                              ------    ----
Federal statutory tax rate..................................      35%     35
Tax provision computed at statutory rate....................  $2,096     271
State income taxes..........................................     168      --
Decrease from other, net....................................      --      (7)
                                                              ------    ----
          Total tax provision...............................  $2,264     264
                                                              ======    ====


     Temporary differences arise primarily from provision for foreclosure losses, accelerated depreciation, deferred excess servicing fees and tax treatment of debt discharge income. The Company had net operating loss carryforwards at September 30, 1996 and 1995, of approximately $9,724,000 and $2,993,000, respectively, for federal income tax purposes.

                 HARBOR FINANCIAL GROUP, INC. AND SUBSIDIARIES

     Significant temporary differences and carryforwards that give rise to the deferred tax assets and liabilities as of September 30, 1996 and 1995 are as follows (in thousands):


                                                               1996       1995
                                                              -------    ------
Deferred tax assets:
  Book loss reserve greater than tax loss reserve...........  $   849        44
  Tax basis in fixed assets greater than book basis.........      255        37
  Net operating loss carryforward...........................    3,603     1,048
  Minimum tax credit carryforward...........................       28        28
                                                              -------    ------
          Total gross deferred tax assets...................    4,735     1,157
          Less valuation allowance..........................     (269)     (109)
                                                              -------    ------
                                                                4,466     1,048
Deferred tax liabilities:
  Book basis in servicing rights greater than tax basis.....   (7,031)   (1,385)
  Other, net................................................      (37)       --
                                                              -------    ------
          Total gross deferred tax liabilities..............   (7,068)   (1,385)
                                                              -------    ------
          Net deferred tax liability........................  $(2,602)     (337)
                                                              =======    ======


     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company has established a valuation allowance for only a portion of the tax intangibles because management believes it is more likely than not that future operations will generate sufficient taxable income to realize the net deferred tax assets.

(12) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (Statement 107), requires that the Company disclose estimated fair values for its financial instruments.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Because quoted market prices do not exist for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, other assets and liabilities that are not considered financial assets include deferred tax charges and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and are not considered in the following calculations.

     The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments at September 30, 1996 (in thousands):

          Short-term Financial Instruments. The carrying amounts reported on the Company's balance sheet approximate fair value for financial instruments that reprice or mature in 90 days or less, with no

                 HARBOR FINANCIAL GROUP, INC. AND SUBSIDIARIES significant change in credit risk. The carrying amounts approximate fair value for cash and cash requirements, accrued interest and other receivables, receivable for escrow, foreclosure and other advances, accrued interest payable, accounts payable, and certain other assets and liabilities.

          Mortgage Loans Held for Sale. Market values of loans held for sale are generally based on quoted market prices or dealer quotes.

          Mortgage Loans Held for Investment. Fair value of loans held for investment are estimated using market quotes or discounting contractual cash flows, adjusted for prepayment estimates. Discount rates used were obtained from secondary market sources, adjusted to reflect differences in servicing, credit and other characteristics.

          Construction Loans Receivable. The carrying amount reported on the Company's balance sheet approximates fair value due to the short-term nature of the loans (approximately six months).

          Deferred Excess Servicing Fees. The fair value of deferred excess servicing fees is estimated using estimate net cash flows, discounted at an appropriate discount rate.

          Notes Payable to Banks. The fair value of the Company's notes payable is estimated using quoted market yields for the same or similar issues.

     The table below includes financial instruments, as defined by Statement 107, whose estimated fair value is not represented by the carrying value as reported on the Company's balance sheet. Management has made estimates of fair value discount rates that it believes to be reasonable considering expected prepayment rates, rates offered in the geographic areas in which the Company competes, credit risk and liquidity risk. However, because there is no active market for some of these financial instruments, management has no basis to verify whether the resulting fair value estimates would be indicative of the value negotiated in an actual sale.


                                                              CARRYING      FAIR
                                                               AMOUNT      VALUE
                                                              --------    --------
Financial assets:
  Mortgage loans held for sale..............................  $134,348    135,640
  Mortgage loans held for investment........................     1,097      1,120
  Deferred excess servicing fees............................     2,209      2,216
Financial liabilities:
  Notes payable to banks....................................   169,495    169,495

                                                                       EXHIBIT A

                          AGREEMENT AND PLAN OF MERGER

                                  DATED AS OF

                                 MARCH 26, 1997

                                  BY AND AMONG

                    FIRSTCITY FINANCIAL CORPORATION (PARENT)

                      HFGI ACQUISITION CORP. (MERGER SUB)

                                      AND

                     HARBOR FINANCIAL GROUP, INC. (COMPANY)

                          AGREEMENT AND PLAN OF MERGER

                               TABLE OF CONTENTS

                                                                             PAGE
                                                                             ----
ARTICLE I.     DEFINITIONS.................................................    1
ARTICLE II.    THE MERGER..................................................    5
   2.1         The Merger..................................................    5
   2.2         Effective Time..............................................    5
   2.3         Effects of the Merger.......................................    5
               Conversion of Company Common Stock into Parent Common
   2.4         Stock.......................................................    5
   2.5         Conversion of Merger Sub Common Stock.......................    6
   2.6         Option Plans................................................    6
   2.7         Certificate of Incorporation................................    6
   2.8         Bylaws......................................................    6
   2.9         Directors and Officers......................................    6
   2.10        Fractional Shares...........................................    7
ARTICLE III.   EXCHANGE....................................................    7
   3.1         Exchange of Certificates....................................    7
ARTICLE IV.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............    8
   4.1         Corporate Organization......................................    8
   4.2         Capitalization..............................................    8
   4.3         Authority, No Violation.....................................    9
   4.4         Consents and Approvals......................................    9
   4.5         Financial Statements........................................   10
   4.6         Broker's Fees...............................................   10
   4.7         Absence of Certain Changes or Events........................   10
   4.8         Legal Proceedings...........................................   11
   4.9         Taxes and Tax Returns.......................................   11
   4.10        Employees Benefit Plans, ERISA..............................   12
   4.11        [Intentionally Omitted].....................................   13
   4.12        [Intentionally Omitted].....................................   13
   4.13        Compliance with Applicable Law..............................   13
   4.14        Certain Contracts...........................................   13
   4.15        Undisclosed Liabilities.....................................   14
   4.16        [Intentionally Omitted].....................................   14
   4.17        [Intentionally Omitted].....................................   14
   4.18        Ownership of Property.......................................   14
   4.19        Insurance...................................................   14
   4.20        Mortgage Banking Licenses and Qualifications................   14
   4.21        [Intentionally Omitted].....................................   15
   4.22        Enforceability..............................................   15
   4.23        [Intentionally Omitted].....................................   15
   4.24        No Recourse.................................................   15
   4.25        Mortgage Servicing Agreements...............................   16
   4.26        Compliance with Mortgage Banking Regulations................   16
   4.27        Custodial Accounts..........................................   17
   4.28        Inquiries...................................................   18
   4.29        Advances....................................................   18
   4.30        Pool Certification..........................................   18
   4.31        Environmental Protection....................................   19
   4.32        Intellectual Property.......................................   20
   4.33        Servicing Sales.............................................   20
   4.34        [Intentionally Omitted].....................................   20
   4.35        [Intentionally Omitted].....................................   20
   4.36        [Intentionally Omitted].....................................   20

                                                                             PAGE
                                                                             ----
   4.37        [Intentionally Omitted].....................................   20
   4.38        Marketability of Mortgage Loans.............................   20
   4.39        Labor and Employment Matters................................   20
   4.40        Questionable Transactions...................................   21
   4.41        Affiliated Party Transactions...............................   21
   4.42        Supplements and Amendments..................................   21
   4.43        Disclosure in Disclosure Schedule...........................   22
ARTICLE V.     REPRESENTATIONS AND WARRANTIES OF PARENT....................   22
   5.1         Corporate Organization......................................   22
   5.2         Authority; No Violation.....................................   22
   5.3         Consents and Approvals......................................   23
   5.4         Financial Statements........................................   23
   5.5         SEC Reports.................................................   23
   5.6         Broker's Fees...............................................   24
ARTICLE VI.    COVENANTS RELATING TO CONDUCT OF BUSINESS...................   24
   6.1         Covenants of the Company....................................   24
   6.2         Covenants of Parent.........................................   26
ARTICLE VII.   ADDITIONAL AGREEMENTS.......................................   27
   7.1         Regulatory Matters..........................................   27
   7.2         Access to Information.......................................   28
   7.3         Stockholder Meetings........................................   29
   7.4         Legal Conditions to Merger..................................   30
   7.5         Additional Agreements.......................................   30
   7.6         Advice of Changes...........................................   30
   7.7         Indemnification.............................................   31
   7.8         Letter of Accountants.......................................   31
   7.9         Accounting Matters..........................................   31
ARTICLE VIII.  CONDITIONS PRECEDENT........................................   31
               Conditions to Each Party's Obligation to Effect the
   8.1         Merger......................................................   31
   8.2         Conditions to Obligations of Parent and Merger Sub..........   32
   8.3         Conditions to Obligations of the Company....................   33
ARTICLE IX.    TERMINATION AND AMENDMENT...................................   34
   9.1         Termination.................................................   34
   9.2         Effect of Termination.......................................   35
   9.3         Amendment...................................................   35
   9.4         Extension; Waiver...........................................   35
   9.5         Termination Payment.........................................   35
ARTICLE X.     GENERAL PROVISIONS..........................................   35
  10.1         Closing.....................................................   35
  10.2         Nonsurvival of Representations, Warranties and Agreements...   36
  10.3         Expenses....................................................   36
  10.4         Notices.....................................................   36
  10.5         Interpretation..............................................   36
  10.6         Counterparts................................................   37
  10.7         Entire Agreement............................................   37
  10.8         Governing Law...............................................   37
  10.9         Enforcement of Agreement....................................   37
  10.10        Severability................................................   37
  10.11        Publicity...................................................   37
  10.12        Assignment; Third Party Beneficiaries.......................   37

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger, dated as of March 26, 1997, by and among FirstCity Financial Corporation, a Delaware corporation ("Parent"), HFGI Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Merger Sub"), and Harbor Financial Group, Inc., a Delaware corporation (the "Company").

     WHEREAS, the Boards of Directors of each of Parent, Merger Sub and the Company have determined that it is in the best interests of their respective companies and stockholders to consummate the business combination transaction provided for herein (i) in which Merger Sub will, subject to the terms and conditions set forth herein, merge (the "Merger") with and into the Company, and
(ii) as a result of which the Company will become a direct wholly-owned subsidiary of Parent;

     WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a "pooling-of-interests";

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;

     WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I. DEFINITIONS.

     For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires, the terms defined in this Article I have the meanings assigned to them in this Article I and include the plural as well as the singular.

     "Advances" has the meaning as defined in Section 4.29 hereof.

     "Average Price" has the meaning as defined in Section 2.10 hereof.

     "Closing" has the meaning as defined in Section 10.1 hereof.

     "Closing Date" has the meaning as defined in Section 10.1 hereof.

     "Custodial Accounts" has the meaning as defined in Section 4.27 hereof.

     "Designated Property" has the meaning as defined in Section 4.31(d) hereof.

     "DGCL" has the meaning as defined in Section 2.1 hereof.

     "Disclosure Schedule" has the meaning as defined in Section 4.2(b) hereof.

     "Dissenting Shares" has the meaning as defined in Section 2.4(d) hereof.

     "Effective Time" has the meaning as defined in Section 2.2 hereof.

     "Encumbrance" means any lien, pledge, security interest, claim, charge, easement, limitation, commitment, restriction or encumbrance of any kind or nature whatsoever.

     "Environmental Laws" has the meaning as defined in Section 4.31(a) hereof.

     "ERISA" has the meaning as defined in Section 4.10(a) hereof.

     "Exchange Act" has the meaning as defined in Section 5.5 hereof.

     "FHA" means the Federal Housing Administration.

     "FHA Loans" means any Mortgage Loans which satisfy all applicable rules and requirements to be insured by FHA and which are insured by FHA.

     "FHLMC" means the Federal Home Loan Mortgage Corporation.

     "FNMA" means the Federal National Mortgage Association.

     "Foreclosure" means the acquisition of title to Collateral in a foreclosure sale or pursuant to any other comparable procedure allowed under applicable law or Regulation, including pending foreclosures where the first step required under applicable Regulations to initiate a foreclosure proceeding has been taken.

     "GAAP" means generally accepted accounting principles as used in the United States of America as in effect at the time any applicable financial statements were prepared.

     "GNMA" means the Government National Mortgage Association.

     "Governmental Entity" has the meaning as defined in Section 4.4 hereof.

     "Hazardous Material" has the meaning as defined in Section 4.31(d) hereof.

     "HUD" means the United States Department of Housing and Urban Development.

     "Injunction" has the meaning as defined in Section 8.1(c).

     "Insurer" means a Person who insures or guarantees all or any portion of the risk of loss upon borrower default on any of the Mortgage Loans, including, without limitation, the FHA, the VA and any private mortgage insurer, and providers of life, hazard, disability, title or other insurance with respect to any of the Mortgage Loans or the Collateral.

     "Investment Loans" means any Mortgage Loans owned by the Company or any of its Subsidiaries and held for investment including any Mortgage Loan characterized on the books and records of the Company or any of its Subsidiaries.

     "Investor" means any Person who owns a Mortgage Loan, or the servicing rights or master servicing rights to a Mortgage Loan, subserviced, serviced or master serviced by the Company or any Company Subsidiary pursuant to a Mortgage Servicing Agreement.

     "Investor Commitment" means the optional or mandatory commitment of a Person to purchase a Mortgage Loan, a pipeline loan or a portion of a Mortgage Loan or pipeline loan owned or to be acquired by the Company or any of its Subsidiaries, or securities based on and backed by such Mortgage Loans or pipeline loans.

     "Licenses" has the meaning as defined in Section 4.20 hereof.

     "Loan Documents" means the credit and closing packages, custodial documents, escrow documents, and all other documents: (i) in the possession of the Company or its Subsidiaries specifically pertaining to a Mortgage Loan, (ii) reasonably necessary for prudent servicing of a Mortgage Loan, or (iii) necessary to establish the eligibility of the Mortgage Loan for insurance by an Insurer or sale to an Investor, in each case as required by applicable Regulations.

     "Loss" means any liability, loss, cost, damage, penalty, fine, obligation or expense of any kind whatsoever (including, without limitation, reasonable attorneys', accountants', consultants' or experts' fees and disbursements).

     "Master Serviced Loans" means the Mortgage Loans master serviced by the Company or one of its Subsidiaries for an Investor.

     "Material Adverse Effect" has the meaning as defined in Section 4.1(a) hereof.

     "Merger" has the meaning as defined in the RECITALS hereto.

     "Merger Sub" has the meaning as defined in the RECITALS hereto.

     "Mortgage Loan" means any closed 1 to 4 family residential mortgage loan (including all Warehouse Loans and Investment Loans) or commercial mortgage loan, whether or not such mortgage loan is included in a securitized portfolio or in the Mortgage Servicing Portfolio or Mortgage Subservicing Portfolio, as evidenced by notes duly secured by mortgages or deeds of trust.

     "Mortgage Servicing Agreements" means all contracts or arrangements (written or oral) between the Company or any of its Subsidiaries and an Investor or Principal Servicer pursuant to which the Company or any of its Subsidiaries subservices, services or master services Mortgage Loans for such Investor or Principal Servicer.

     "Mortgage Servicing Portfolio" means the portfolio of Mortgage Loans serviced or master serviced by the Company or any of its subsidiaries pursuant to Mortgage Servicing Agreements, together with all Warehouse Loans and Investment Loans.

     "Mortgage Subservicing Portfolio" means the portfolio of Mortgage Loans subserviced by the Company or any of its subsidiaries pursuant to Mortgage Servicing Agreements.

     "Option Plans" has the meaning as defined in Section 2.6 hereof.

     "Parent" has the meaning as defined in the RECITALS hereto.

     "Parent Reports" has the meaning as defined in Section 5.5 hereof.

     "Person" means any individual, corporation, company, partnership (limited or general), joint venture, association, trust or other entity.

     "Plans" has the meaning as defined in Section 4.10(a) hereof.

     "Pool" means an aggregate of one or more Mortgage Loans that have been pledged or granted to secure mortgage-backed securities or participation certificates.

     "Principal Servicer" means the servicer set forth in a Mortgage Servicing Agreement relating to a Mortgage Loan subserviced by the Company or any of its Subsidiaries.

     "Proxy Statement" has the meaning as defined in Section 5.3 hereof.

     "Recourse Loan" has the meaning as defined in Section 4.24 hereof.

     "Registration Statement" has the meaning as defined in Section 7.1(a) hereof.

     "Regulations" means (i) Federal, state and local laws, rules and regulations with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, master servicing or filing of claims in connection with a Mortgage Loan, (ii) the responsibilities and obligations set forth in any agreement between the Company or any of its Subsidiaries and an Investor or Insurer (including, without limitation, Mortgage Servicing Agreements and selling and servicing Guides), (iii) the laws, rules, regulations, guidelines, handbooks and other requirements of an Investor, Agency, Insurer, public housing program or Investor program with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, master servicing or filing of claims in connection with a Mortgage Loan, and (iv) the terms and provisions of the Loan Documents.

     "REO" means any residential real property owned in fee simple by the Company or any of its Subsidiaries as a result of a Foreclosure instituted in the conduct of the Company's or any such Subsidiary's mortgage servicing business (except for any such real property foreclosed upon by the Company or one of its Subsidiaries on behalf of an Investor provided such real property is not reflected on the books and records of the Company as REO).

     "Requisite Regulatory Approvals" has the meaning as defined in Section 8.1(b) hereof.

     "SEC" has the meaning as defined in Section 5.3 hereof.

     "Secretary of State" has the meaning as defined in Section 2.2 hereof.

     "Securities Act" has the meaning as defined in Section 5.5 hereof.

     "Servicing Released Loans" has the meaning as defined in Section 4.24 hereof.

     "Servicing Sale Loan" has the meaning as defined in Section 4.24 hereof.

     "Servicing Rights" means the right to receive servicing fees and any other income the servicer is entitled to receive arising from or connected to the Mortgage Loans and the related obligations to (i) administer and collect payments for the reduction of principal and interest, (ii) pay taxes and insurance premiums, (iii) remit all amounts in accordance with any servicing agreements, (iv) provide foreclosure services and full escrow administration, and (v) perform such other obligations as may, from time to time, be imposed under any Mortgage Servicing Agreement.

     "Subsidiary" when used with respect to any party, means any corporation, partnership, joint venture or other association or organization, whether incorporated or unincorporated, in which a party, directly or indirectly, holds any equity or management interest or which is consolidated with such party for financial reporting purposes. For purposes of this Agreement, JMC Title Agency, Inc. and Harbor Financial Insurance Agency, Inc. shall be considered Subsidiaries of the Company.

     "Surviving Corporation" has the meaning as defined in Section 2.1 hereof.

     "Takeover Proposal" has the meaning as defined in Section 6.1(e) hereof.

     "Tax Return" has the meaning as defined in Section 4.9(c) hereof.

     "Taxes" has the meaning as defined in Section 4.9(c) hereof.

     "VA" means the Veteran's Administration.

     "VA Loans" means the Mortgage Loans which satisfy all applicable rules and regulations to be guaranteed by the VA and which are guaranteed by the VA.

     "VA No-Bid" means a delinquent Mortgage Loan with respect to which the VA has notified the Company or one of its Subsidiaries that it intends to exercise its option to pay the amount guaranteed by the VA and relinquish all rights in the collateral securing such Mortgage Loan to the Company or one of its Subsidiaries.

     "Warehouse Lines" means the credit lines issued by financial institutions for the purpose of financing Mortgage Loans held for sale to Investors.

     "Warehouse Loans" means the Mortgage Loans owned by the Company or one of its Subsidiaries and held for sale (provided that no Mortgage Loan characterized on the books and records of the Company as a warehouse loan that meets the definition set forth herein for Investment Loans shall be considered to be a Warehouse Loan).

ARTICLE II. THE MERGER.

     2.1 THE MERGER. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the "DGCL"), at the Effective Time (as defined in Section 2.2 hereof), Merger Sub shall merge with and into the Company. The Company shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") in the Merger, and shall continue its corporate existence under the laws of the State of Delaware as a direct wholly owned subsidiary of Parent or its successor. The name of the Surviving Corporation shall continue to be "Harbor Financial Group, Inc." Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

     2.2 EFFECTIVE TIME. The Merger shall become effective as set forth in the certificate of merger (the "Certificate of Merger") which shall be filed with the Secretary of State of the State of Delaware (the "Secretary of State") on the Closing Date (as defined in Section 10.1 hereof). The term "Effective Time" shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.

     2.3 EFFECTS OF THE MERGER. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL.

     2.4  CONVERSION OF COMPANY COMMON STOCK INTO PARENT COMMON STOCK.

     (a) At the Effective Time, each share of the common stock, no par value per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held in the Company's treasury) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into the right to receive that number (the "Conversion Number") of shares of Parent's common stock, par value $0.01 per share (the "Parent Common Stock"), computed in accordance with Section 2.4(b). The Conversion Number shall be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split, or similar recapitalization. The aggregate number of shares of Parent Common Stock to be received by the stockholders of the Company shall be 1,581,000.

     (b) The Conversion Number shall be equal to the quotient obtained by dividing (i) 1,581,000 by (ii) the sum of (x) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time and (y) the number of shares of Company Common Stock issuable upon exercise in full of all options and other rights to purchase or otherwise acquire Company Common Stock, whether or not vested, which are outstanding immediately prior to the Effective Time. The number of shares of Harbor Common Stock that are issuable as described in clause (y) above shall exclude shares that presently are reserved for issuance upon exercise of options that will be cancelled or terminated in accordance with the applicable option plan and any option agreement relating to such option, prior to the Effective Time.

     (c) At the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock shall be canceled and shall cease to exist and no Parent Common Stock or other consideration shall be delivered in exchange therefor.

     (d) For the purposes of this Agreement, "Dissenting Shares" shall refer to those shares of Company Common Stock owned by stockholders (i) who, pursuant to
Section 262 of the DGCL, fully and completely perfect their right to appraisal under the DGCL, (ii) whose shares are not voted in favor of the Merger, and
(iii) who comply with all other provisions of the DGCL regarding appraisal. Notwithstanding anything in this Agreement to the contrary, Dissenting Shares shall not be converted into the right to receive, or be exchangeable for, Parent Common Stock and instead the holders thereof shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of the DGCL; provided, however, that (x) if any holder of Dissenting Shares shall subsequently withdraw his demand for appraisal, (y) if, after any holder or holders of Dissenting Shares fails to pursue any procedure required under the DGCL, or (z) if a court shall determine that a holder of Dissenting Shares is not entitled to receive payment for such holder's shares, then such holder or holders (as the case may be) shall not have the right to receive payment of the fair value of such shares of Company Common Stock and each of such shares of Company Common Stock shall thereupon be deemed to have been converted into the right to receive, and to have become exchangeable for, as of the Effective Time, Parent Common Stock in accordance with the terms of this Agreement.

     2.5 CONVERSION OF MERGER SUB COMMON STOCK. Each of the shares of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, automatically and without any action on the part of Parent, become and be converted into one share of Company Common Stock.

     2.6 OPTION PLANS. All options and other rights to purchase or otherwise acquire Company Common Stock pursuant to the Option Plans shall be exercised and the Option Plans terminated. "Option Plans" means: (a) the Stock Option Agreement dated October 1, 1995, entered into by and between the Company, Harbor Financial Mortgage Corporation and Frank L. Gentry; (b) the Stock Option Agreement dated February 18, 1992, entered into by and between the Company, Harbor Financial Mortgage Corporation and Debra M. Beausoleil.

     2.7 CERTIFICATE OF INCORPORATION. Effective as of the Effective Time, the Certificate of Incorporation of the Company, as in effect at the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

     2.8 BYLAWS. The Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

     2.9 DIRECTORS AND OFFICERS. Ed Smith, Thomas A. Smith and Jereann Chaney shall resign as directors and officers of the Company immediately prior to the Effective Time. The remaining directors and officers of the Company immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

     2.10 FRACTIONAL SHARES. No certificate or script representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of certificates for shares of Company Common Stock, and such fractional share interest will not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Company Common Stock multiplied by the Average Price. For purposes of this Agreement, "Average Price" means the average closing price of Parent Common Stock during the ten (10) trading days immediately prior to the Effective Time as quoted on the NASDAQ NMS.

ARTICLE III. EXCHANGE.

     3.1  EXCHANGE OF CERTIFICATES.

     (a) At the Effective Time, each stockholder of the Company shall deliver the certificates which represent the stockholders' shares of Company Common Stock to Parent in exchange for a certificate representing the number of shares of Parent Common Stock to which the stockholder is entitled pursuant to this Agreement.

     The shares of Parent Common Stock received by the stockholders of the Company shall be subject to the restrictions on transfer set forth in the Certificate of Incorporation of Parent related to Section 382 of the Internal Revenue Code of 1986, as amended.

     (b) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates representing such shares are presented for transfer, they shall be canceled and exchanged for Parent Common Stock as provided in Article II hereof.

     (c) In the event any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may direct as indemnity against any claim that may be made against it with respect to such certificate, Parent will issue in exchange for such lost, stolen or destroyed certificate the Parent Common Stock deliverable in respect thereof pursuant to this Agreement.

     (d) The shares of Parent Common Stock will be available for resale without restriction (i) immediately and without any limitation by those present holders of Harbor Common Stock who are not Harbor affiliates and (ii) immediately after expiration of the "Restricted Period" (as defined in Section 8.1(d)) by the present holders of Harbor Common Stock who are Harbor affiliates and who either
(x) comply with the requirements of Rule 145(d)(1) in effecting such resales or
(y) effect such resales pursuant to the Registration Statement described below. Parent shall use all reasonable efforts to insure that Rule 144 and Rule 145 shall at all times remain available for Harbor affiliates to resell their shares of Parent Common Stock. The parties confirm that, since the Parent Common Stock will be registered with the SEC in the Registration Statement and distributed in a public offering, no shares of such Parent Common Stock will be "restricted securities" within the meaning of Rule 144.

     In addition to the foregoing, Parent shall (i) cause the Registration Statement to include a resale prospectus (which may include the Proxy Statement/Prospectus) intended to permit each stockholder of the Company who may be or may be deemed to be an affiliate of Parent following the Closing (the "Selling Stockholder") to sell, at such Selling Stockholder's election, all or part of the shares of Parent Common Stock received by each such Selling Stockholder without restriction under federal securities laws and (ii) prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement as may be necessary to keep the Registration Statement continuously effective, subject to the terms of the registration rights agreement referred to in the next succeeding sentence. Between the date hereof and the Effective Time, the Selling Stockholders and Parent will enter into a registration rights agreement, on terms mutually satisfactory to them, specifying the respective rights, duties and obligations of the parties with respect thereto.

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

     The Company hereby represents and warrants to Parent and Merger Sub as follows:

     4.1  CORPORATE ORGANIZATION.

     (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had and could not reasonably be expected to have a Material Adverse Effect (as defined below) on the Company. The Company has delivered to Parent true, complete and correct copies of the Certificate of Incorporation and Bylaws of the Company.

     As used in this Agreement the term "Material Adverse Effect" means, with respect to Parent, the Company or the Surviving Corporation, as the case may be, a material adverse effect on the business, properties, results of operations or financial condition of such party and its Subsidiaries taken as a whole. In determining whether a Material Adverse Effect has occurred, no adverse fact, event or circumstance as to which such determination is being made shall be considered to the extent that the financial effects thereof (i) have been reserved or provided for in the financial statements, or (ii) are covered by insurance policies of the Company which are in force and which the Company and Parent reasonably determine will provide full indemnification and reimbursement to the Company in respect of such fact, event or circumstance. It is expressly understood and agreed that (A) all financial effects of any such fact, event or circumstance not covered by any such reserve or insurance and (B) all nonfinancial effects of any such fact, event or circumstance shall be considered in determining whether a Material Adverse Effect has occurred.

     (b) Each of the Company's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had and could not reasonably be expected to have a Material Adverse Effect on the Company. The Company has delivered to Parent true, complete and correct copies of the articles of incorporation and bylaws or other organizational documents of each of the Company's Subsidiaries.

     4.2  CAPITALIZATION.

     (a) The authorized capital stock of the Company consists of 500,000 shares of Company Common Stock, no par value per share. As of March 17, 1997, there were 171,654 shares of Company Common Stock issued and outstanding and no shares of Company Common Stock held in the Company's treasury. Except for 192 shares of Company Common Stock reserved for issuance pursuant to the Option Plans, all of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for the Option Plans, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, agreements, preemptive rights or other rights of any character calling for the purchase or issuance of any shares of Company Common Stock or any other equity security of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock or any other equity security of the Company.

     (b) Section 4.2(b) of the Disclosure Schedule which is being delivered to Parent concurrently herewith (the "Disclosure Schedule") sets forth a true and correct list of all of the Company's Subsidiaries as of the date of this Agreement. Except as set forth on Section 4.2(b) of the Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the Company's Subsidiaries, free and clear of all Encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as set forth in Section 4.2(b) of the Disclosure Schedule, none of the Company's Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, agreements, preemptive rights or other rights of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

     4.3  AUTHORITY, NO VIOLATION.

     (a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has directed that this Agreement and the transactions contemplated hereby be submitted to the Company's stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the holders of a simple majority of the outstanding shares of Company Common Stock, no other corporate proceedings on the part of the Company are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

     (b) Except as set forth in Section 4.3(b) of the Disclosure Schedule, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or Bylaws of the Company or the certificate of incorporation, bylaws or similar governing documents of any of the Company's Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

     4.4 CONSENTS AND APPROVALS. Except for (a) the approval of this Agreement by the requisite vote of the stockholders of the Company, (b) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL, (c) the approval of each of FNMA, FHLMC, GNMA, FHA, HUD and VA, and (d) such filings, permits, authorizations or approvals as may be set forth in Section 4.4 of the Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a "Governmental Entity") or consents, authorizations or approvals of any third party (including under any Company Contract) are necessary in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby.

     4.5 FINANCIAL STATEMENTS. The Company has delivered to Parent true, complete and correct copies of the consolidated balance sheets of the Company and its Subsidiaries as of December 31, 1996, September 30, 1996, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended, in each case (other than the unaudited December 31, 1996, financial statements) accompanied by the audit report of KPMG Peat Marwick LLP ("KPMG"), independent public accountants with respect to the Company, except for the December 31, 1996 financial statements which are unaudited. The consolidated balance sheets of the Company and its Subsidiaries referred to above (the "Balance Sheets") fairly present the consolidated financial position of the Company and its Subsidiaries as of the dates thereof, and the other financial statements referred to in this Section
4.5 (including the related notes, where applicable) fairly present, the results of the consolidated operations and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply, in all material respects, with applicable accounting requirements and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto, provided that the December 31, 1996 financial statements do not contain footnotes and all the accruals required by GAAP have not been made in the December 31, 1996 financial statements.

     4.6 BROKER'S FEES. Neither the Company nor any of the Company's Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that the Company has engaged, and will pay a fee or commission to, S A Capital Group, Inc. ("SACG") in accordance with the terms of a letter agreement dated November 14, 1996, between SACG and the Company, a true, complete and correct copy of which has been previously made available by the Company to Parent.

     4.7  ABSENCE OF CERTAIN CHANGES OR EVENTS.

     (a) Except as may be set forth in Section 4.7(a) of the Disclosure Schedule, since September 30, 1996, (i) there has been no change in the business of the Company or any of its Subsidiaries, or any occurrence, development or event of any nature, which has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and
(ii) neither the Company nor any Subsidiary thereof has taken any action which would have been prohibited by Section 6.1 hereof had it been in effect on the date of such action.

     (b) Except as set forth in Section 4.7(b) of the Disclosure Schedule, since September 30, 1996, the Company and its Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their past practices.

     (c) Except as set forth in Section 4.7(c) of the Disclosure Schedule or as specifically permitted by this Agreement, since September 30, 1996, neither the Company nor any of its Subsidiaries has (i) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increased the wages, salaries, rate of compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of September 30, 1996, or entered into any employment agreement, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus or (ii) suffered any strike, work stoppage, slow-down, or other labor disturbance.

     4.8 LEGAL PROCEEDINGS. Except as set forth in Section 4.8 of the Disclosure Schedule, as of the date of this Agreement neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the best knowledge of the Company, threatened (i) governmental or regulatory investigations of any nature regarding the Company or any of its Subsidiaries,
(ii) legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature challenging the validity or propriety of the transactions contemplated by this Agreement, (iii) derivative actions by any present or former stockholder of the Company, or (iv) except to the extent that no Material Adverse Effect on the Company could reasonably be expected, other legal, administrative, arbitral or other proceedings, claims, actions, or government or regulatory investigations of any nature against the Company or any of its Subsidiaries or against or otherwise involving, directly or indirectly, any current or former officer, director, employee or agent of the Company or any of its Subsidiaries (in connection with such officer's, director's, employee's or agent's activities on behalf of the Company or any of its Subsidiaries or that otherwise relate, directly or indirectly, to the Company or any of its Subsidiaries or properties or the securities or activities of any of them), including, without limitation, and any matters involving the Company's securities, or under or alleging violation of any applicable law respecting employment discrimination, equal opportunity, affirmative action, workers' compensation, occupational safety and health requirements, unemployment insurance and related matters, or relating to alleged unfair labor practices (or the equivalent thereof under any applicable law) or relating to the right and ability to originate, purchase and sell FHA Loans or VA Loans, or to sell and service GNMA, FNMA and FHLMC mortgage loans and mortgage-backed securities, nor does the Company know of any material basis for any of the foregoing. Except as otherwise disclosed in Section 4.8 of the Disclosure Schedule, as of the date of this Agreement there is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries. Without limiting the foregoing, there are no pending, or to the best knowledge of the Company, threatened, claims for damages or repurchase by any Investor which have not been fully recorded and reserved for in the Balance Sheet.

     4.9  TAXES AND TAX RETURNS.

     (a) Except as may be reflected in Section 4.9 of the Disclosure Schedule, each of the Company and its Subsidiaries has duly filed all federal, state and local Tax Returns (as defined below) required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects) and has duly paid or otherwise made adequate provision for all material Taxes (as defined below) with respect to all periods and transactions occurring prior to Closing other than Taxes that are not yet due or are being contested in good faith (and which are set forth in Section 4.9 of the Disclosure Schedule). Except as may be reflected in Section 4.9 of the Disclosure Schedule, there are no material disputes pending, or claims asserted, for Taxes with respect to the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries been requested to give any currently effective waivers extending the statutory period of limitation applicable to any Federal, state or local income Tax Return for any period. Except as reflected in
Section 4.9 of the Disclosure Schedule, the amounts withheld by the Company and its Subsidiaries from their employees for all periods ending prior to the date of this Agreement are in compliance in all material respects with the Tax withholding provisions of applicable Federal, state and local laws. Except as reflected in Section 4.9 of the Disclosure Schedule, there are no Tax liens upon any property or assets of the Company or its Subsidiaries except liens for current Taxes not yet due.

     (b) Except as set forth in Section 4.9 of the Disclosure Schedule: (i) neither Company nor any of its Subsidiaries is a party to any Tax sharing agreement or has any continuing obligations under any prior Tax sharing agreement; and (ii) neither Company nor any of its Subsidiaries has been a member of an affiliated group of corporations filing a U.S. federal consolidated income Tax Return as to which Company was not the common parent.

     (c) As used in this Agreement, the term "Tax" or "Taxes" means all federal, state, county, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon, and the term "Tax Return" or "Tax Returns" means all reports, estimates, declarations of estimated tax, information statements and returns relating to or required to be filed in connection with any Tax, including information returns with respect to transactions with third parties.

     4.10  EMPLOYEES BENEFIT PLANS, ERISA.

     (a) The Company has delivered to Parent true and complete copies of all Plans (as defined below) to which the Company or any of its Subsidiaries is a party and in which any current or former officer, director, employee or agent of the Company or any of its Subsidiaries participates. All such Plans are listed in Section 4.10(a) of the Disclosure Schedule. There are no Plans of the Company or any of its Subsidiaries which are not evidenced by such written documents. The term "Plan" shall include
(i) any "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) any profit sharing, pension, deferred compensation, bonus, stock option, stock purchase, severance, retainer, consulting, "cafeteria" benefits under Section 125 of the Code, health, welfare or incentive plan or agreement whether legally binding or not, including any post-employment benefits, (iii) any plan, agreement, contract, program, arrangement, or policy providing for "fringe benefits" to its employees, including but not limited to vacation, paid holidays, personal leave, employee discount, educational benefit or similar programs.

     (b) With respect to each Plan:

          (i) it has been administered in accordance with its terms and applicable laws and regulations, including ERISA and the Code;

          (ii) no action, claims (other than routine claims for benefits made in the ordinary course of Plan administration for which Plan administrative review procedures have not been exhausted) or investigation by any Governmental Entity are pending or, to the best knowledge of the Company, threatened or imminent against or with respect to the Plan, the Company or any of its Subsidiaries which is participating (or who has participated) in any Plan or any fiduciary of the Plan;

          (iii) it provides that it may be amended or terminated at any time and, except for benefits protected under Section 411(d) of the Code or any other applicable law and benefits listed in Section 4.10(b) of the Disclosure Schedule, no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of the Company or any Company Subsidiary beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, or (x) death benefits or retirement benefits under any "employee pension plan," as that term is defined in
     Section 3(2) of ERISA;

          (iv) neither the Company nor any Company Subsidiary has any agreement, arrangement, commitments or understanding to create any additional plan which would constitute a Plan or to increase the rate of benefit accrual or contribution requirements under any of the Plans or to modify, change or terminate in any respect any existing Plan; and

          (v) none of the Plans is currently under investigation, audit, or review by the Department of Labor, the Internal Revenue Service or any other federal or state agency, and no violations of the Code or ERISA have been alleged by any such agency with respect to such Plans.

     (c) With respect to each Plan which is an employee benefit plan, as defined under Section 3(3) of ERISA:

          (i) no prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary responsibility has occurred;

          (ii) except as set forth in Section 4.10(c) of the Disclosure Schedule, all reports, forms and other documents required to be filed with any Governmental Entity or distributed to plan participants (including, without limitation, summary plan descriptions, Forms 5500 and summary annual reports) have been timely filed (if applicable) and distributed (if applicable) and were accurate. The Company has delivered to Parent copies of all such reports, forms and documents required to have been filed or distributed for the preceding three years;

     (d) Except as set forth in Section 4.10(d) of the Disclosure Schedule, each Plan that is intended to qualify under Section 401(a) of the Code and Section 501(a) of the Code and its related trust, if any, complies in form and in operation with Section 401(a) and 501(a) of the Code and has been determined by the Internal Revenue Service to so comply and nothing has since occurred to cause the loss of the Plan's qualification.

     (e) Neither the Company nor any of its Subsidiaries (i) has ever maintained or made any contributions to, (ii) has ever been a member of a controlled group which has maintained or contributed to, or (iii) has ever been under common control with an employer that maintained or contributed to any defined benefit pension plan subject to Title IV of ERISA, including a multi-employer plan as defined in Section 3(37) of ERISA.

     (f) All contributions to each Plan for all periods ending prior to the Closing Date (including periods from the first day of the current plan year to the date immediately preceding the Effective Time) will be made prior to the Effective Time by the Company in accordance with past practice and the recommended contribution in any applicable actuarial report.

     (g) All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to the Plans for policy years or other applicable policy periods ending before the Effective Time and have been paid as required under the policies for policy years or other applicable policy periods beginning on or before the Effective Time and ending on or after the Effective Time.

     (h) All expenses and liabilities relating to all of the Plans have been, and will on the Effective Time be, fully and properly accrued on the Company's or its Subsidiary's books and records and disclosed in accordance with generally accepted accounting principles and in Plan financial statements.

     4.11  [INTENTIONALLY OMITTED]

     4.12  [INTENTIONALLY OMITTED]

     4.13 COMPLIANCE WITH APPLICABLE LAW. Except as disclosed in Section 4.13 of the Disclosure Schedule, the Company and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and in all material respects have complied with and are not in default in any respect under any, Regulation, applicable law, statute, order, decree, injunction, rule, regulation, policy and/or guideline of any regulatory agency relating to the Company or any of its Subsidiaries or any of their respective properties, and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any material violations of the above.

     4.14  CERTAIN CONTRACTS.

     (a) Except as set forth in Section 4.14(a) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) the performance of which would have a Material Adverse Effect on the Company or any of its Subsidiaries. Each contract, arrangement, commitment or understanding of the Company and its Subsidiaries is referred to herein as a "Company Contract". Neither the Company nor any of its Subsidiaries knows of, or has received notice of, any material violation of Company Contracts by any of the other parties thereto.

     (b) Except as set forth in Section 4.14(b) of the Disclosure Schedule, (i) each Company Contract is valid and binding and in full force and effect, (ii) the Company and each of its Subsidiaries have performed all material obligations required to be performed by it to date under each Company Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Contract or permit termination, modification or acceleration against the Company or the Subsidiary which is a party to such Company Contract under the Company Contract applicable to it; (iv) the Company or its Subsidiary which is a party to such Company Contract has not repudiated or waived any material provision of any such Company Contract; and
(v) all amounts due and payable by the Company or any of its Subsidiaries through the Closing Date have been or will be paid.

     4.15 UNDISCLOSED LIABILITIES. Except (a) as set forth in Section 4.15 of the Disclosure Schedule and (b) for those liabilities that are fully reflected or reserved against on the Balance Sheets, neither the Company nor any of its Subsidiaries is subject to any liability of any nature whatsoever which is required by GAAP to be disclosed in the financial statements (including the related notes) of the Company and its Subsidiaries.

     4.16  [INTENTIONALLY OMITTED].

     4.17  [INTENTIONALLY OMITTED].

     4.18 OWNERSHIP OF PROPERTY. The Company or one of its Subsidiaries, as the case may be, has good and indefeasible title to or a valid leasehold interest in all assets and properties, whether real or personal, tangible or intangible, reflected in the Balance Sheets or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of consistent with this Agreement since the date of the Balance Sheets), subject to no Encumbrances, except (i) as set forth in Section 4.18 of the Disclosure Schedule, (ii) for statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) liens and encumbrances on, and rights of redemptions with respect to, REO and (iv) such Encumbrances that do not in the aggregate materially detract from the value or interfere in any material respect with the use or operations of the assets and properties subject thereto. Except as set forth in Section 4.18 of the Disclosure Schedule, as of the date of this Agreement, the Company or one of its Subsidiaries, as the case may be, as lessee has the right under valid and subsisting leases to occupy, use, possess and control all property leased by any such party, as presently occupied, used, possessed and controlled by any such party and all rents and other amounts currently due thereunder have been paid; no waiver or indulgence or postponement of any obligation thereunder has been granted by any lessor or sublessor; the Company and its Subsidiaries have not entered into any sublease or assignment with respect to its interest in any such lease; and none of the Company or any of its Subsidiaries has received any notice that it has breached any term, condition or covenant of any such lease. Neither the Company nor any of its Subsidiaries owns any real property other than REO.

     4.19 INSURANCE. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts normally insured against by companies of the same type and in the same line of business. All of the insurance policies, binders or bonds maintained by the Company or any of its Subsidiaries are in full force and effect; neither the Company nor any of its Subsidiaries is in default thereunder; all claims thereunder have been filed in due and timely fashion; and, except as set forth in Section 4.19(b) of the Disclosure Schedule, all such policies, binders and bonds will remain in full force and effect after the Effective Time, unaffected by the transactions contemplated hereby.

     4.20 MORTGAGE BANKING LICENSES AND QUALIFICATIONS. The Company (to the extent applicable) and each of its Subsidiaries engaged in the business of originating or servicing loans (i) is qualified (A) by FHA as a mortgagee and servicer for FHA Loans, (B) by the VA as a lender and servicer for VA Loans, (C) by FNMA and FHLMC as a seller/servicer of first mortgages to FNMA and FHLMC and
(D) by GNMA as an authorized issuer and servicer of GNMA-guaranteed mortgage-backed securities; and (ii) has all other certifications, authorizations, franchises, licenses, permits and other approvals (together with the items set forth in Clause (i) above, the "Licenses") necessary to conduct its current mortgage banking business, and is in good standing under all applicable federal, state and local laws and regulations thereunder as a mortgage lender and servicer. Except as set forth in Section 4.20 of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will affect the validity of any License, and all such Licenses will remain in full force and effect immediately after the Closing Date and the consummation of the transactions contemplated hereby. The Company and each of its Subsidiaries has complied in all material respects with all such Licenses, and the Company knows of no threatened suspension, cancellation or invalidation of, or penalties (including fines or refunds) under, any such License. Section 4.20 of the Disclosure Schedule sets forth a true and complete list of all Licenses.

     4.21  [INTENTIONALLY OMITTED].

     4.22 ENFORCEABILITY. All Mortgage Loans are genuine, valid and binding obligations of the borrowers thereunder, have been duly executed by a borrower of legal capacity, are enforceable in accordance with their terms (except as enforcement thereof may be limited by (i) bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (whether applied in a proceeding in equity or at law), (ii) state laws requiring creditors to proceed against the collateral before pursuing the borrower, and (iii) state laws on deficiencies) and conform in all material respects to all applicable Regulations. Neither the operation of any of the terms of any Mortgage Loan, nor the exercise of any right thereunder, has rendered or will render the related mortgage or note unenforceable, in whole or in part, or subject it to any right of rescission, setoff, counterclaim or defense, and, to the best knowledge of the Company, no such right of rescission, setoff, counterclaim or defense has been asserted with respect thereto. The Loan Documents were, in all material respects, in compliance with applicable Regulations and Agency,

Investor and Insurer requirements upon origination of the underlying Mortgage Loan and are complete in all material respects. All insertions in any Loan Documents were, in all material respects, correct when made. All required adjustments for those Mortgage Loans that are adjustable rate Mortgage Loans have been timely and properly made in accordance with the underlying Loan Documents and all such adjustments are recorded accurately and completely in the Loan Documents.

     4.23  [INTENTIONALLY OMITTED].

     4.24 NO RECOURSE. Except as reserved for in the financial statements of the Company and its Subsidiaries and except with respect to VA No-Bids, neither the Company nor any of its Subsidiaries is a party to: (i) any agreement or arrangement with (or otherwise obligated to) any Person, including an Investor or Insurer, to repurchase from any such Person (or effect any substitution with respect to) any Mortgage Loan, mortgaged property serviced for others, mortgage loan sold by the Company or any of its Subsidiaries with servicing released ("Servicing Released Loans") or mortgage loan the Servicing Rights with respect to which were sold on a bulk or flow basis by the Company or any of its Subsidiaries ("Servicing Sale Loan") or (ii) any agreement, arrangement or understanding to reimburse, indemnify, effect a substitution, "make whole" or hold harmless any Person or otherwise assume any liability with respect to any Loss suffered or incurred as a result of any default under or the foreclosure or sale of any Mortgage Loan, mortgaged property serviced for others, Servicing Released Loans or Servicing Sale Loans, except with respect to any of the Mortgage Loans, mortgaged property serviced for others, Servicing Released Loans or Servicing Sale Loans, described in clause (i) or (ii) above, insofar as (A) such obligation to repurchase, reimburse, indemnify, substitute, "make whole," hold harmless or otherwise assume liability is (x) based upon a breach by the Company or any of its Subsidiaries of a contractual representation, warranty or undertaking, or the misfeasance or malfeasance of the Company or any such Subsidiary, and not (y) based solely upon the default under or foreclosure or sale of any such Mortgage Loan, mortgaged property, Servicing Released Loan or Servicing Sale Loan without regard to the occurrence of any such breach, misfeasance or malfeasance or (B) the Company or any such Subsidiary incurs expenses such as legal fees in excess of the reimbursement limits, if any, set forth in the applicable Mortgage Servicing Agreement. For purposes of this Agreement, the term "Recourse Loan" means, with the exception of VA No-Bids, any Mortgage Loan, mortgaged property, Servicing Released Loan or Servicing Sale Loans, including those items identified in Section 4.24 of the Disclosure Schedule, under which the Company or any Company Subsidiary bears the risk of loss as described in the preceding sentence.

     4.25 MORTGAGE SERVICING AGREEMENTS. Section 4.25 of the Disclosure Schedule contains a list of all Mortgage Servicing Agreements to which the Company or any of its Subsidiaries is a party as of the date hereof under which the Company or any of its Subsidiaries services more than $1,000,000.00 of Mortgage Loans. Section 4.25 of the Disclosure Schedule contains true and complete summaries of the material terms of all oral Mortgage Servicing Agreements to which the Company or any of its Subsidiaries is a party. The Mortgage Servicing Agreements and the Regulations set forth all the terms and conditions of the Company's and any of the Company's Subsidiaries' rights against and obligations to the Agencies and Investors and, except as set forth in Section 4.25 of the Disclosure Schedule, there are no written or oral agreements that modify or amend any such Mortgage Servicing Agreement in any material respect. All of the Mortgage Servicing Agreements are valid and binding obligations of the Company or the applicable Company Subsidiary and, to the best knowledge of the Company, all of the other parties thereto, are in full force and effect, and are enforceable in accordance with their terms, except as enforcement thereof may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally. Except as set forth in Section 4.25 of the Disclosure Schedule, there is no material default or breach under, or dispute regarding the material terms of, or to the best knowledge of the Company, claim of material default or breach by any party under any such Mortgage Servicing Agreement, and, to the best knowledge of the Company, no event has occurred which with the passage of time or the giving of notice or both would constitute a material default or breach by any party under any such Mortgage Servicing Agreement or would permit termination, modification or acceleration of any such Mortgage Servicing Agreement. To the Company's knowledge, no dispute exists with any Investor regarding the nature of their relationship with the Company and its Subsidiaries, the amount of remittances between the parties or any other material term of their agreement. There is no pending or, to the best knowledge of the Company or any of its Subsidiaries that is a party thereto, threatened, cancellation of any Mortgage Servicing Agreement, and neither the Company nor any of its Subsidiaries has received any notice to the effect that any Investor or Agency intends to cease doing business with the Company or any of the Company's Subsidiaries. Except as set forth in Section 4.25 of the Disclosure Schedule, no sanctions or penalties have been imposed upon the Company or any of the Company's Subsidiaries, and no sanctions or penalties are currently outstanding, under any Mortgage Servicing Agreement or under any applicable Regulation.

     4.26  COMPLIANCE WITH MORTGAGE BANKING REGULATIONS.

     (a) Except as disclosed in Section 4.26(a) of the Disclosure Schedule, the Company and each of its Subsidiaries engaged in the business of originating or servicing loans and, with respect to each Mortgage Loan, each prior servicer and originator of any such loan, has been and is (including without limitation, with respect to (i) the ownership and operation of its properties and (ii) the documentation, underwriting, origination, purchase, assumption, modification, sale, pooling and servicing of Mortgage Loans by the Company and such Subsidiaries and such prior servicers and originators) in compliance in all material respects with all Regulations, orders, writs, decrees, injunctions and other requirements of any court or Governmental Entities applicable to it, its properties and assets and its conduct of business (including, without limitation, (x) the rules, regulations and requirements of FHA, VA, FNMA, HUD, FHLMC and GNMA, (y) any applicable local, state or federal law or ordinance, and any regulations or orders issued thereunder, governing or, pertaining to fair housing or unlawful discrimination in residential lending (including without limitation anti-redlining, equal credit opportunity, and fair credit reporting), truth-in-lending, real estate settlement procedures, adjustable rate mortgages, adjustable rate mortgage disclosures or consumer credit (including without limitation the federal Consumer Credit Protection Act, the federal Truth-in-Lending Act and Regulation Z thereunder, the federal Real Estate Settlement Procedures Act of 1974 and Regulation X thereunder, and the federal Equal Credit Opportunity Act and Regulation B thereunder) or with respect to the Flood Disaster Protection Act and (z) all applicable usury and interest limitations laws). Without limiting the generality of the foregoing, except as set forth in Section 4.26(a) of the Disclosure Schedule, each of the Company and its Subsidiaries has been and is in compliance in all material respects with all servicer and other requirements of the FHA, VA, FNMA, FHLMC, GNMA, Investors and any Insurer (including, without limitation, any applicable net worth requirements) which are applicable to it, and all applicable underwriting standards of such Agencies, Investors or Insurers, and each correspondent or broker from whom the Company or any of its Subsidiaries has purchased FHA Loans or VA Loans had all FHA and VA approvals necessary to enable it to take applications and close FHA Loans and/or VA Loans.

     (b) Except as set forth in Section 4.26(b) of the Disclosure Schedule, the Company and each Company Subsidiary, as the case may be, has timely filed, or will have timely filed by the Effective Time, all reports required to be filed by any Agency, Investor or Insurer or by any federal, state or municipal law, regulation or ordinance. Except as set forth in Section 4.26(b) of the Disclosure Schedule, neither the Company nor any of the Company's Subsidiaries has done or failed to do, or has caused to be done or omitted to be done, any act, the effect of which would operate to invalidate or materially impair (i) any approvals of the FHA, VA, FNMA, FHLMC, GNMA, HUD or any Investor, (ii) any FHA insurance or commitment of the FHA to insure, (iii) any VA guarantee or commitment of the VA to guarantee, (iv) any private mortgage insurance or commitment of any private mortgage insurer to insure, (v) any title insurance policy, (vi) any hazard insurance policy, (vii) any flood insurance policy required by the National Flood Insurance Act of 1968, as amended, (viii) any fidelity bond, direct surety bond, or errors and omissions insurance policy required by HUD, GNMA, FNMA, FHA, FHLMC, VA or private mortgage insurers, (ix) any surety or guaranty agreement or (x) any guaranty issued by GNMA to the Company or any of the Company's Subsidiaries respecting mortgage-backed securities issued or serviced by the Company or any of the Company's Subsidiaries and other like guaranties.

     (c) Except as set forth in Section 4.26(c) of the Disclosure Schedule, no Agency, Investor or Insurer has (i) claimed that the Company or any Company Subsidiary has violated or not complied with the applicable underwriting standards with respect to mortgage loans sold by the Company or any of the

Company's Subsidiaries to an Investor or (ii) imposed restrictions on the activities (including commitment authority) of the Company or any of the Company's Subsidiaries. To the best knowledge of the Company, as of the date of this Agreement, except as set forth in Section 4.26(c) of the Disclosure Schedule, there exist no facts or circumstances which would entitle an Investor or other Person to demand repurchase of a Mortgage Loan, Servicing Released Loan or Servicing Sale Loan or which would entitle an Insurer to demand indemnification from the Company or any of the Company's Subsidiaries, to cancel any mortgage insurance held for any such Subsidiary's benefit or to reduce any mortgage insurance benefits payable to the Company or any such Subsidiary, or would lead GNMA to require a letter of credit from the Company or any of the Company's Subsidiaries.

     4.27 CUSTODIAL ACCOUNTS. Each of the Company and its Subsidiaries so required has full power and authority to maintain escrow accounts ("Custodial Accounts") for certain of the Mortgage Loans, has established Custodial Accounts for all escrow deposits relating to Servicing Rights, and is the lawful fiduciary of all Custodial Accounts related to the Mortgage Loans. Such Custodial Accounts comply in all material respects with (i) all applicable Regulations (including without limitation Regulations governing the appropriate identification of such accounts and the calculation of the amount of the monthly payments for deposit into Custodial Accounts that mortgagors are required to make) and (ii) any terms of the Mortgage Loans (and Mortgage Servicing Agreements) relating thereto, and all such Custodial Accounts have been maintained in all material respects in accordance with usual and customary industry practice. The Custodial Accounts contain the amounts shown in the records of the Company or the appropriate Company Subsidiary, which amounts represent all monies received or advanced by the Company or such Company Subsidiary as required by the applicable Mortgage Servicing Agreements, less amounts remitted by or on behalf of the Company or such Company Subsidiary pursuant to applicable Mortgage Servicing Agreements, except for checks in process. Except as to payments that are past due under the terms of the applicable Loan Documents, all payments of principal and interest due and payable on the Mortgage Loans and all Custodial Account deposits for taxes, assessments, ground rents and fire or hazard insurance have been credited to, and are on deposit in, the appropriate Custodial Accounts. The Custodial Accounts do not have any material funding deficiency. Except as set forth in
Section 4.27 of the Disclosure Schedule, the escrow analysis with respect to each Mortgage Loan has been completed for the most recent required date under applicable Regulations. Notification to the mortgagor of all payment adjustments resulting from such escrow analysis, annual statements of taxes and interest paid by the mortgagor and any other statement required by all applicable Regulations has been mailed by the Company or its appropriate Subsidiary or, to the Company's and such Subsidiary's knowledge, by the applicable servicer with respect to Master Serviced Loans. To the extent required by applicable Regulations, funds have been advanced by the Company or its appropriate Subsidiary or each servicer, as applicable, to each Custodial Account as necessary to timely make all scheduled escrow disbursements. As of the date of this Agreement, except as required by applicable Regulations, neither the Company nor any of its Subsidiaries is required to pay interest on the Custodial Accounts. Subject to and in accordance with the applicable requirements pertaining generally to the type, size or capitalization of depository institutions qualified to hold such balances, of Investors, Insurers, Agencies or other Governmental Entities having jurisdiction, the Company and each of its Subsidiaries has the right and power to determine the financial institution in which the Custodial Accounts are held.

     4.28 INQUIRIES. Section 4.28 of the Disclosure Schedule contains a true and correct listing of (a) all of the audits since January 1, 1993 of the Company or any Subsidiary and (b) those investigations, complaints and inquiries of the Company or any of its Subsidiary since January 1, 1993 by any Agency, Investor or private mortgage insurer or HUD the result of which claimed a material failure to comply with applicable Regulations and resulted in (i) a repurchase of Mortgage Loans, Servicing Released Loans or related mortgage properties by the Company or any of its Subsidiaries, (ii) indemnification by the Company or any of its Subsidiaries in connection with Mortgage Loans, Servicing Released Loans or related mortgage properties, (iii) rescission of an insurance or guaranty contract or agreement or (iv) payment of a penalty to an Agency, HUD, an Investor or Insurer. Except for customary ongoing quality control reviews, no such audit or investigation is pending or, to the best knowledge of the Company, threatened. The Company has made available to Parent copies of all written reports, letters and materials received or sent by the Company or its Subsidiaries in connection with the audits, investigations, complaints and inquiries described above.

     4.29 ADVANCES. Except as set forth in Section 4.29 of the Disclosure Schedule, there are no pooling, participation, servicing or other agreements to which the Company or any of its Subsidiaries is a party which obligate it to make Advances with respect to defaulted or delinquent Mortgage Loans, other than as provided in GNMA, FNMA or FHLMC pooling and servicing agreements. Any Advances are valid and subsisting amounts owing to the Company or one of its Subsidiaries, subject to the terms of the applicable Mortgage Servicing Agreement, are carried on the books of the Company at values determined in accordance with GAAP and are not subject to setoffs or claims of the account debtor (other than those already accounted for) arising from acts or omissions of the Company or any of its Subsidiaries nor, to the knowledge of the Company, is any Investor insolvent or otherwise unable to repay any Advance as required by the pertinent Mortgage Servicing Agreement. As used herein the term "Advances" shall mean amounts that have been advanced by the Company or any of its Subsidiaries in connection with servicing Mortgage Loans (including, without limitation, principal, interest, taxes and insurance premiums) and which are required or permitted to be paid by the Company or any of its Subsidiaries as the servicer of Mortgage Loans pursuant to applicable Investor requirements and the terms of the applicable Mortgage Servicing Agreements.

     4.30 POOL CERTIFICATION. Each Mortgage Loan included in a Pool meets all eligibility requirements for inclusion in such Pool, in accordance with all applicable standards of eligibility for loan pooling. The Loan Documents for each Mortgage Loan contain or will contain, within the period required by applicable Investor Regulations, all items required by applicable Investor Regulations for the certification of Pools by the appropriate Investor, and such Pools will be in compliance with all applicable Investor requirements and guidelines, within the period required by applicable Investor Regulations. Except as otherwise noted in the documentation previously provided to Parent, all Pools relating to the Mortgage Loans have been or will be, within the period required by applicable Investor Regulations, certified, finally certified and recertified (if required) in accordance with applicable Investor Regulations, and the securities backed by such Pools have been issued on uniform documents, promulgated in the applicable Investor guide without any material deviations therefrom. All Pools relating to the Mortgage Loans are or will be, within the period required by applicable Investor regulations, eligible for recertification by the appropriate custodian, and the Company will be responsible for curing any deficiencies that must be cured in order to obtain such recertification. The principal balance outstanding and owing on the Mortgage Loans in each Pool equals or exceeds the amount owing to the corresponding security holder of such Pool. To the extent that any Pools relating to Mortgage Loans are not eligible for final certification within the period required by applicable Investor regulations, the Company shall promptly take such action as is necessary to cure such deficiency and cause such Pools to be certified. No Mortgage Loan has been bought out of a Pool without approval of the appropriate Investor. Each Mortgage Loan included in a Pool satisfied the requirements of Section 3(a)(41)(A)(i) and
(ii) of the Exchange Act so that interests in such Pools constitute "mortgage related securities" under Section 3(a)(41) of the Exchange Act.

     4.31  ENVIRONMENTAL PROTECTION.

     (a) Compliance with Environmental Laws. None of the Company, the Company's Subsidiaries or, to the best of the Company's knowledge, any Designated Property (as defined in Section 4.31(d) below) is or has been in violation of any federal, state or local law, ordinance or regulation concerning industrial hygiene or environmental conditions, including, but not limited to, soil and groundwater conditions ("Environmental Laws").

     (b) Reporting Requirement. Neither the Company nor any of the Company's Subsidiaries has reported any, or has had knowledge of any circumstances giving rise to any reporting requirement under applicable Environmental Laws as to any, spills or releases of any Hazardous Material with respect to said Designated Properties, nor have the Company or any of its Subsidiaries received any notices of spills or releases of Hazardous Materials with respect thereto.

     (c) Proceedings. There is no proceeding or investigation pending or, to the best knowledge of the Company, threatened by any Governmental Entity or other person with respect to the presence of Hazardous Material (as defined in Section 4.31(d) below) on the Designated Properties or the migration thereof from or to other property. Neither the Company nor any of its Subsidiaries has ever been required by any

Governmental Entity to treat, cleanup, or otherwise dispose, remove or neutralize any Hazardous Material from or on any Designated Property.

     (d) Hazardous Materials. To the best of the Company's knowledge, neither the Company nor any current or former Subsidiary of the Company (no representation is made as to former Subsidiaries for the period of time after they ceased to be Subsidiaries of the Company) has engaged in the generation, use, manufacture, treatment, transportation, storage in tanks or otherwise, or disposal of Hazardous Material on or from any Designated Property. To the best knowledge of the Company, no Person (other than the Company or any current or former Subsidiary of the Company) has engaged in the generation, use, manufacture, treatment, transportation, storage in tanks or otherwise, or disposal of Hazardous Material on or from any Designated Property. To the best of the Company's knowledge, no (i) presence, release, threatened release, discharge, spillage or migration of Hazardous Material, (ii) condition relating to Hazardous Materials that has resulted or could result in any use, ownership or transfer restriction, or (iii) condition of actual or potential nuisance or other condition relating to Hazardous Materials that could give rise to liability has occurred on or from any Designated Property. To the best of the Company's knowledge, no condition exists or has existed that would be reasonably likely to give rise to any suit, claim, action, proceeding or investigation by any Person or Governmental Entity against the Company, any of its Subsidiaries or any Designated Property as a result of or in connection with any (A) of the matters referred to in clause (i), (ii) or (iii) of the immediately preceding sentence, (B) other activities involving Hazardous Material, (C) failure to obtain any required permits or approvals of any Governmental Entity relating to environmental matters, (D) violation of any terms or conditions of such permits, or (E) other violation of applicable Environmental Laws. "Hazardous Material" shall mean any substance, chemical, waste or other material which is listed, defined or identified as hazardous, toxic or dangerous or otherwise regulated under any applicable Environmental Law as of the Closing Date; as well as any petroleum, petroleum product or byproduct, crude oil, natural gas, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel, and "source," "special nuclear," and "byproduct" material as defined in the Atomic Energy Act of 1954, 42 U.S.C. sec.sec. 2011 et. seq.; provided, however, that the term does not include any substance, chemical, waste or other material contained in common household or residential waste. "Designated Property" shall mean any real property (w) which the Company or any current Subsidiary of the Company now owns or leases or owned or leased at any time prior to the date of this Agreement,
(x) which any former Subsidiary of the Company owned or leased at any time when such former Subsidiary was a Subsidiary of the Company, (y) in which the Company or any current Subsidiary now holds or previously held any security interest, mortgage or other lien or interest or (z) in which any former Subsidiary held a security interest, mortgage or other lien or interest at any time when such former Subsidiary was a Subsidiary of the Company.

     (e) Condition of Property. To the best of the Company's knowledge, there are no substances or conditions in or on the Designated Property which may support a claim or cause of action under RCRA, CERCLA, or any other applicable Environmental Law.

     4.32 INTELLECTUAL PROPERTY. Section 4.32 of the Disclosure Schedule sets forth a list of all trademarks, service marks, trademark and service mark applications, trade names, copyrights and licenses presently owned or held by the Company or any of its Subsidiaries. The Company and each of its Subsidiaries has the right to use and continue to use such trademarks, service marks and trade names in the operation of their businesses. Neither the Company nor any of its Subsidiaries has received notice that it is infringing or violating any patent, copyright, trademark, service mark, label filing or trade name owned or otherwise held by any other party, nor has the Company or any of its Subsidiaries used any confidential information or trade secrets owned or otherwise held by any other party, unless a valid license for such use is held by the Company or its Subsidiaries. Except as set forth in Section 4.32 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is engaging, nor has it been charged with engaging, in any kind of unfair or unlawful competition.

     4.33 SERVICING SALES. Except as set forth in Section 4.33 of the Disclosure Schedule, to the best of the Company's knowledge, there is no breach or violation of any representation, warranty, covenant or indemnity for which the Company or any of its Subsidiaries is directly or indirectly liable, made or given to any Investor or other Person in connection with the transfer of any Servicing Released Loan or Servicing Sale Loan to such

Investor or other person. To the best of the Company's knowledge, each material representation and warranty made by the Company or any of its Subsidiaries to any Person with respect to any Servicing Released Loan or Servicing Sale Loan in connection with the sale of such Servicing Released Loan or Servicing Sale Loan was and is accurate and complete in all respects. Each Servicing Released Loan and Servicing Sale Loan complied, at the time of sale, in all material respects with all Regulations.

     4.34  [INTENTIONALLY OMITTED].

     4.35  [INTENTIONALLY OMITTED].

     4.36  [INTENTIONALLY OMITTED].

     4.37  [INTENTIONALLY OMITTED].

     4.38 MARKETABILITY OF MORTGAGE LOANS. Except as set forth in Section 4.38 of the Disclosure Schedule, to the best knowledge of the Company, each Mortgage Loan owned by the Company or any of its Subsidiaries is either a Mortgage Loan which is or is eligible to be an FHA Loan or a VA Loan or which is or is eligible to be sold to FNMA, to FHLMC or to a secondary market investor, or is or will be in compliance with secondary mortgage market standards and salable in the ordinary course of business.

     4.39  LABOR AND EMPLOYMENT MATTERS. Except to the extent set forth in
Section 4.39 of the Disclosure Schedule:

     (a) The Company and its Subsidiaries are and have been in compliance in all material respects with all applicable laws of the United States or of any state respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, the Immigration Reform and Control Act ("IRCA"), the Worker Adjustment and Retraining Notification Act ("WARN"), any laws respecting employment discrimination, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers' compensation, employee benefits, severance payments, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters, and are not engaged in and have not engaged in any unfair labor practice;

     (b) There is no labor strike, dispute, slowdown or stoppage actually pending or, to the best knowledge of the Company, threatened against or directly affecting the Company or any of its Subsidiaries;

     (c) No union representation question or union organizational activity exists respecting the employees of the Company or any of its Subsidiaries;

     (d) No collective bargaining agreement exists which is binding on the Company or any of its Subsidiaries nor has the Company or any of its Subsidiaries been a party to any collective bargaining agreement within the last 10 years;

     (e) Neither the Company nor any of its Subsidiaries is materially delinquent in payments to any of its officers, directors, employees or agents for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or amounts required to be reimbursed to such officers, directors, employees or agents; and

     (f) In the event of termination of the employment of any of said officers, directors, employees or agents for any reason, neither the Surviving Company, any of its Subsidiaries, nor Parent will, pursuant to any agreement or by reason of anything done prior to the Closing Date by the Company or any of its Subsidiaries or predecessors, be liable to any of said officers, directors, employees or agents for so-called "severance pay" or any other benefits or similar payments, including without limitation, postemployment health care (other than pursuant to COBRA) or insurance benefits.

     (g) Except as listed in Section 4.39 of the Disclosure Schedule, all officers, directors, employees and consultants of the Company and its Subsidiaries are employed at will.

     4.40 QUESTIONABLE TRANSACTIONS. To the best knowledge of the Company, no officer, director, employee, agent or other representative of the Company or any of its Subsidiaries or any person acting on their behalf has made, directly or indirectly, any bribes, kickbacks, or political contributions with the Company or its Subsidiaries' funds, payments from the Company's or its Subsidiaries' funds not recorded on the Company's or its Subsidiaries' books and records, payments from the Company's or its Subsidiaries' funds to governmental officials in their individual capacities or illegal payments from the Company's or its Subsidiaries' funds to obtain or retain business either within the United States or abroad.

     4.41 AFFILIATED PARTY TRANSACTIONS. Except as set forth in Section 4.41 of the Disclosure Schedule, no officer, director or, to the best knowledge of the Company, employee of the Company or any of its Subsidiaries or holder of more than 5% of the Company Common Stock known to the Company, or any of their respective family members or Affiliates (i) has any ownership interest directly or indirectly, in any competitor, supplier or customer of the Company or any of its Subsidiaries; (ii) has any outstanding loan or other extension of credit to or from the Company or any of its Subsidiaries; (iii) is a party to, or has any interest in, any contract or agreement with the Company or any of its Subsidiaries; or (iv) has engaged in any transaction with the Company or any of its Subsidiaries. The Company has delivered to Parent true, complete and correct copies of each such written agreement described in clauses (ii) through (iv) of the preceding sentence.

     4.42 SUPPLEMENTS AND AMENDMENTS. All information delivered to Parent as part of the Disclosure Schedule or any supplement or amendment thereof pursuant to Section 7.9 is or will be true and correct as of the date when delivered. The parties acknowledge that the Disclosure Schedule in the form attached to this Agreement on the date hereof is incomplete. The Company shall supplement such Disclosure Schedule by delivering to Parent copies of any missing portions of the Disclosure Schedule not later than April 15, 1997. If Parent has not delivered written notice to the Company on or before April 22, 1997, that it objects thereto, the Disclosure Schedule shall thereupon be deemed for all purposes of this Agreement to include such supplements. Parent shall have the right to deliver such notice of objection only if (i) the information included in such supplements has not prior to the date hereof been provided to Parent and
(ii) by comparison to the information disclosed in the Disclosure Schedule in the form annexed to this Agreement on the date hereof or to information previously provided to Parent, Parent reasonably determines that the facts, events and circumstances disclosed in such supplements constitute a Material Adverse Effect or represent materially different facts, events or circumstances than previously disclosed. No such attempted supplement to the Disclosure Schedule shall become part of the Disclosure Schedule until all objections have been resolved by written agreement between Parent and the Company.

     4.43 DISCLOSURE IN DISCLOSURE SCHEDULE. A disclosure made in or a document attached to any section of the Disclosure Schedule shall be deemed to be made in or attached to any other section of the Disclosure Schedule as to which such disclosure or attachment is appropriate regardless of whether the disclosure or document is actually made in or attached to such other section, provided that it is reasonably apparent from the disclosure or attachment that the disclosure or attachment is responsive to the provision of this Agreement requiring that such disclosure or attachment be made in or attached to such other section of the Disclosure Schedule.

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF PARENT.

     Parent hereby represents and warrants to the Company as follows:

     5.1  CORPORATE ORGANIZATION.

     (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had and could not reasonably be expected to have a Material Adverse Effect on Parent. The Certificate of Incorporation and Bylaws of Parent, copies of which have previously been made available to the Company, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

     (b) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a direct wholly-owned Subsidiary of Parent.

     (c) The certificate of incorporation and bylaws of Merger Sub, copies of which have previously been made available to the Company, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

     5.2  AUTHORITY; NO VIOLATION.

     (a) Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery, of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Parent. The Board of Directors of Parent has directed that this Agreement and the transactions contemplated hereby be submitted to Parent's stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the holders of a simple majority of the outstanding shares of Parent Common Stock, no other corporate proceedings on the part of Parent are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar law affecting creditors' rights and remedies generally.

     (b) Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Merger Sub. This Agreement has been approved by the sole stockholder of Merger Sub, and by the Board of Directors of Merger Sub, and no other corporate proceedings on the part of Merger Sub are necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

     5.3 CONSENTS AND APPROVALS. Except for (a) the filing with the Securities and Exchange Commission (the "SEC") of a proxy statement in definitive form relating to the meeting of Parent's stockholders to be held in connection with this Agreement and the transactions contemplated hereby (the "Proxy Statement"),
(b) the approval of this Agreement by the requisite vote of the stockholders of Parent, (c) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL, and (d) such filings, permits, authorizations or approvals as may be set forth in Section 5.3 of the Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a "Governmental Entity") or consents, authorizations or approvals of any third party (including under any Company Contract) are necessary in connection with the execution and delivery by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except for such third party consents the failure of which to obtain could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or materially delay the consummation of the transactions contemplated hereby.

     5.4 FINANCIAL STATEMENTS. Parent has delivered to the Company true, complete and correct copies of the consolidated balance sheets of Parent and its Subsidiaries as of December 31, 1996, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended, in each case accompanied by the audit report of KPMG Peat Marwick LLP, independent public accountants with respect to Parent. The December 31, 1996, consolidated balance sheet of Parent (including the related notes, where applicable) (the "Parent Balance Sheet") fairly presents the consolidated financial position of Parent and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 5.4 (including the related notes, where applicable) fairly present the results of the consolidated operations and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply, in all material respects, with applicable accounting requirements and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto.

     5.5 SEC REPORTS. Parent has previously made available to the Company an accurate and complete copy of (a) each final registration statement, prospectus, report, schedule and definitive proxy statement filed since July 2, 1995, by Parent with the SEC pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934 (the "Exchange Act") (the "Parent Reports"), and (b) attached as Section 5.5 of the Disclosure Schedule an accurate and complete copy of all communications (other than those described in clause (a) above) mailed by Parent to its stockholders since July 2, 1995, and no such registration statement, prospectus, report, schedule, proxy statement or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Parent has timely filed all Parent Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Parent Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

     5.6 BROKER'S FEES. Neither Parent, Merger Sub nor any of Parent's Subsidiaries, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement.

ARTICLE VI. COVENANTS RELATING TO CONDUCT OF BUSINESS.

     6.1 COVENANTS OF THE COMPANY. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Parent, the Company and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice. The Company will use its best efforts to (i) preserve its business organization and that of its Subsidiaries intact, (ii) consistent with this Agreement, keep available to itself and Parent the present services of the employees of the Company and its Subsidiaries and (iii) preserve for itself and Parent the goodwill of the customers of the Company and its Subsidiaries and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in the Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by Parent, the Company shall not, and shall not permit any of its Subsidiaries to:

     (a) solely in the case of the Company, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock;

     (b) (i) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (ii) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its Subsidiaries, or any securities convertible into or exercisable for any shares of the capital stock of the Company or any of its Subsidiaries;

     (c) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than the issuance of Company Common Stock pursuant to stock options granted pursuant to the Company Option Plans prior to the date of this Agreement and listed in Section 4.2(a) of the Disclosure Schedule;

     (d) amend its Certificate of Incorporation, Bylaws or other similar governing documents;

     (e) authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative or agent retained by it or any of its Subsidiaries to directly or indirectly solicit, initiate or encourage or take any other action to facilitate any inquiries relating to, or the making of any proposal which constitutes, or which may reasonably be expected to lead to, a Takeover Proposal (as defined below), or, except to the extent legally required for the discharge of the fiduciary duties of the Board of Directors of the Company as reasonably determined by the Board of Directors after consultation with the Company's outside counsel, recommend or endorse any Takeover Proposal, or participate in any discussions or negotiations, or provide any third party with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a Takeover Proposal; provided, however, that the Company may communicate the factual aspects of any such Takeover Proposal to its stockholders if, in the reasonable judgment of the Company's Board of Directors after consultation with the Company's outside counsel, such communication is required under applicable law. As used in this Agreement, "Takeover Proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any Subsidiary of the Company or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any Subsidiary of the Company other than the transactions contemplated or permitted by this Agreement;

     (f) make any capital expenditures other than amounts necessary in the ordinary course of business and as necessary to maintain existing assets in good repair;

     (g) acquire or agree to acquire, by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business, which would be material, individually or in the aggregate, to the Company;

     (h) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

     (i) change its methods of accounting in effect at September 30, 1996, except as required by mandatory changes in GAAP as concurred in by the Company's independent auditors;

     (j) (i) except as required by applicable law or to maintain qualification pursuant to the Code, adopt, amend, renew or terminate any Plan or any agreement, arrangement, plan or policy between the Company or any Subsidiary of the Company and one or more of its current or former directors, officers or employees; or (ii) increase in any manner the rate of compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement as in effect as of the date of this Agreement (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares); or
(iii) enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment to any director, officer or employee of such party of compensation, severance or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement; or (iv) enter into any employment, consulting, non-competition, retirement, parachute or indemnification agreement with any officer, director, employee or agent of the Company or any of its Subsidiaries;

     (k) except as set forth in Section 6.1(k) of the Disclosure Schedule, other than in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, or grant any mortgage or security interest in, or make any pledge of, or permit any lien or encumbrance to be placed on, any of its assets, properties or other rights or agreements; provided, however,that, except as otherwise described in Section 6.1(k) of the Disclosure Schedule, nothing contained herein shall permit the Company or any of its Subsidiaries to sell or acquire Servicing Rights for more than $10,000,000.00 of Mortgage Loans;

     (l) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

     (m) commit any act or omission which constitutes a material breach or default by the Company or any of its Subsidiaries under any Company Contract;

     (n) create, renew, amend or terminate or give notice of a proposed renewal,. amendment or termination of, any Company Contract except that the Company may renew contracts, agreements, leases or licenses in the ordinary course of business;

     (o) fail to pay and discharge any of its obligations, bills or other liabilities as they become due, except to the extent that any such party is disputing the amounts thereof in good faith;

     (p) except in response to competitive conditions in order to preserve the value of its franchise or in compliance with Regulations, materially alter or vary its methods or policies of (i) underwriting, pricing, originating, warehousing, selling or servicing, or buying or selling rights to service, mortgage loans, (ii) hedging (which term includes buying futures and forward commitments from financial institutions) its mortgage loan positions or commitments, and (iii) obtaining financing and credit;

     (q) terminate any Mortgage Servicing Agreement for more than $1,000,000.00 of Mortgage Loans;

     (r) enter into any new Mortgage Servicing Agreement with respect to a Recourse Loan;

     (s) cancel any indebtedness or waive or compromise any rights having a value to the Company or any of its Subsidiaries of $50,000.00 or more, other than in the ordinary course of business;

     (t) terminate, cancel or amend any insurance coverage maintained by the Company or any of its Subsidiaries with respect to the Company, any of its Subsidiaries, any assets of the Company or any of its Subsidiaries which is not replaced by an adequate amount of insurance coverage;

     (u) settle pending or threatened litigation in an amount, for any individual matter, exceeding $10,000.00;

     (v) enter into any new mandatory Investor Commitments, except in the ordinary course of business and in amounts and on terms consistent with past practices;

     (w) enter into any Investor Commitment with any Person that is not an Investor as of the date of this Agreement, except in the ordinary course of business and in amounts and on terms consistent with past practices;

     (x) enter into any mandatory forward commitment with GNMA, FNMA or FHLMC which will extend beyond the Closing Date without Parent's consent as to the amount of such commitment based on consultation between Parent and the Company with respect to the appropriate level of commitments to cover the projected level of Mortgage Loan originations and pipeline loans based on the business plans of the parties; or

     (y) agree to do any of the foregoing.

     6.2 COVENANTS OF PARENT. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of the Company, Parent shall not, and shall not permit any of its Subsidiaries to, take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in a violation of any provision of this Agreement except, in every case, as may be required by applicable law.

ARTICLE VII. ADDITIONAL AGREEMENTS.

     7.1  REGULATORY MATTERS.

     (a) Parent shall prepare and file with the SEC a registration statement under the Securities Act relating to the Parent Common Stock to be received by the Stockholders of the Company in exchange for the Company Common Stock (the "Registration Statement"). Parent shall prepare and file with the SEC a preliminary Proxy Statement.

     Parent shall use its reasonable efforts, and the Company shall cooperate with Parent, to have the Registration Statement declared effective by the SEC as promptly as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Parent shall, as promptly as practicable, provide copies of any written comments received from the SEC with respect to the Registration Statement to the Company and advise the Company of any verbal comments with respect to the Registration Statement received from the SEC. Parent shall use reasonable efforts to obtain all necessary state securities laws or "blue sky" permits, approvals and registrations in connection with the issuance of Parent Common Stock pursuant to the Merger. If at any time prior to the Effective Time, any event with respect to Parent or any of its Subsidiaries or with respect to other information supplied by Parent or for inclusion in the Registration Statement, shall occur which is required to be described in an amendment of, or a supplement to, the Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. Parent shall advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, the denial or suspension of the qualification of the Parent Common Stock issuable pursuant to the Merger for offering or sale in any jurisdiction or any request by the SEC for any amendment or supplement to the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

     None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and
(ii) the Proxy Statement in definitive form relating to the meeting of Parent's stockholders to be held in connection with the Merger, as amended or supplemented will, at the date such information is supplied to stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement insofar as it relates to Parent or Merger Sub or other information supplied by Parent for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

     (b) Parent and the Company shall file any Notification and Report Forms and related materials that they may be required to file with the Federal Trade Commission and the Anti-Trust Division of the United States Department of Justice under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended, shall use their reasonable efforts to obtain an early termination of the applicable waiting period, and shall make any further filings pursuant thereto that may be necessary.

     (c) The parties hereto shall cooperate with each other and use their reasonable efforts to promptly prepare, execute and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

     (d) Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

     7.2  ACCESS TO INFORMATION.

     (a) During the period from the date hereof to the Effective Time, the Company and its Subsidiaries shall authorize and permit Parent and its representatives, accountants and counsel to have full and complete access to all of the properties, books, records, operating reports, audit reports, customer accounts and records, any reports of Governmental Entities and responses thereto, operating instructions and procedures (and all correspondence with Governmental Entities), Tax Returns, Tax settlement letters, financial statements and other financial information (including the work papers, information pertaining to passed adjustments and other information supporting such work papers used to audit the financial statements) and all other information with respect to the business, affairs, financial condition, assets and liabilities of the Company and its Subsidiaries, as Parent may from time to time request, to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of the Company and its Subsidiaries, with such third persons, including, without limitation, their directors, officers, employees, agents, accountants, attorneys, customers and creditors, as Parent considers necessary or appropriate for the purposes of familiarizing itself with the assets, liabilities, Mortgage Loans and business and operations of the Company and its Subsidiaries, determining compliance with any of the representations, warranties and covenants of the Company set forth herein, and obtaining any necessary orders, consents or approvals of the transactions contemplated by this Agreement. In connection with such examination and access, Parent agrees to observe any confidentiality agreements known to it between the Company or its Subsidiaries and third parties related to such information. Parent shall also be authorized and permitted to meet with the employees of the Company or any of its Subsidiaries. The information and access contemplated by this Section 7.2(a) shall be provided during normal business hours, upon reasonable written or oral notice and in such manner as will not unreasonably interfere with the conduct of the Company's or its Subsidiaries' businesses.

     (b) During the period from the date hereof to the Effective Time, Parent and its Subsidiaries shall authorize and permit the Company and its representatives, accountants and counsel to have full and complete access to all of the properties, books, records, operating reports, audit reports, customer accounts and records, any reports of Governmental Entities and responses thereto, operating instructions and procedures (and all correspondence with Governmental Entities), Tax Returns, Tax settlement letters, financial statements and other financial information (including the work papers, information pertaining to passed adjustments and other information supporting such work papers used to audit the financial statements) and all other information with respect to the business, affairs, financial condition, assets and liabilities of Parent and its Subsidiaries, as the Company may from time to time request, to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Parent and its Subsidiaries, with such third persons, including, without limitation, their directors, officers, employees, agents, accountants, attorneys, customers and creditors, as the Company considers necessary or appropriate for the purposes of familiarizing itself with the assets, liabilities, and business and operations of Parent and its Subsidiaries, determining compliance with any of the representations, warranties and covenants of Parent set forth herein, and obtaining any necessary orders, consents or approvals of the transactions contemplated by this Agreement. In connection with such examination and access, the Company agrees to observe any confidentiality agreements known to it between Parent or its Subsidiaries and third parties related to such information. The Company shall also be authorized and permitted to meet with the employees of Parent or any of its Subsidiaries. The information and access contemplated by this Section 7.2(b) shall be provided during normal business hours, upon reasonable written or oral notice and in such manner as will not unreasonably interfere with the conduct of Parent's or its Subsidiaries' businesses.

     (c) All information furnished by the Company to Parent or its representatives pursuant hereto shall be treated as the sole property of the Company and, if the Merger shall not occur, Parent and its representatives shall return to the Company all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. Parent shall, and shall use its best efforts to cause its representatives to, keep confidential all such information. The obligation to keep such information confidential shall continue for five years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in Parent's possession prior to the disclosure thereof by the Company; (y) was then generally known to the public; or (z) was disclosed to Parent by a third party not bound by an obligation of confidentiality or (ii) disclosures made as required by law. Parent shall give the Company prompt notice prior to making any such disclosure so that the Company may seek a protective order or other appropriate remedy prior to such disclosure. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder Parent is nonetheless, in the opinion of its counsel, compelled to disclose information concerning the Company to any tribunal or governmental body or agency or else stand liable for contempt or suffer other censure or penalty, Parent may disclose such information to such tribunal or governmental body or agency without liability hereunder.

     (d) All information furnished by Parent to the Company or its representatives pursuant hereto shall be treated as the sole property of Parent and, if the Merger shall not occur, the Company and its representatives shall return to Parent all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. The Company shall, and shall use its best efforts to cause its representatives to, keep confidential all such information. The obligation to keep such information confidential shall continue for five years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in the Company's possession prior to the disclosure thereof by Parent; (y) was then generally known to the public; or (z) was disclosed to the Company by a third party not bound by an obligation of confidentiality or (ii) disclosures made as required by law. The Company shall give Parent prompt notice prior to making any such disclosure so that Parent may seek a protective order or other appropriate remedy prior to such disclosure. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder the Company is nonetheless, in the opinion of its counsel, compelled to disclose information concerning Parent to any tribunal or governmental body or agency or else stand liable for contempt or suffer other censure or penalty, the Company may disclose such information to such tribunal or governmental body or agency without liability hereunder.

     7.3  STOCKHOLDER MEETINGS.

     (a) The Company shall take all steps necessary to obtain approval of this Agreement by its stockholders. The Company will, through its Board of Directors, except to the extent legally required for the discharge of the fiduciary duties of such board as reasonably determined by the Board after consultation with the Company's outside counsel, recommend to its stockholders approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its stockholders in connection with this Agreement, and shall use its best efforts to obtain such stockholder approvals. The Company and Parent shall coordinate and cooperate with respect to the foregoing matters.

     (b) Parent shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders to be held as soon as is reasonably practicable for the purpose of voting upon the approval of this Agreement. Parent will, through its Board of Directors, except to the extent legally required for the discharge of the fiduciary duties of such board as reasonably determined by the Board after consultation with Parent's outside counsel, recommend to its stockholders approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its stockholders in connection with this Agreement, and shall use its best efforts (including, without limitation, soliciting proxies for such approvals) to obtain such stockholder approvals. Parent and the Company shall coordinate and cooperate with respect to the foregoing matters.

     7.4 LEGAL CONDITIONS TO MERGER. Subject to the terms and conditions of this Agreement, each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement including, without limitation, using their respective reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and to cause any of the conditions to closing hereunder which are to be satisfied by such party to be so satisfied, and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is necessary or advisable to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

     7.5 ADDITIONAL AGREEMENTS. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or any of the Company's Subsidiaries as contemplated hereby, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Parent.

     7.6  ADVICE OF CHANGES.

     (a) The Company shall promptly advise Parent of any change, occurrence or event which has had, or could reasonably be expected to have, a Material Adverse Effect on the Company or which it believes would or would be, reasonably likely to cause or constitute a material breach of any of the Company's representations, warranties or covenants contained herein. The Company will promptly notify Parent of any material change in the normal course of business or in the operation of the properties of the Company or any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving the Company or any of its Subsidiaries, and will keep Parent fully informed of such events. From time to time prior to the Effective Time, the Company will promptly supplement or amend the Disclosure Schedule delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in such Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to such Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article VIII hereof, or the compliance by the Company with the covenants set forth herein.

     (b) Parent shall promptly advise the Company of any change, occurrence or event which has had, or could reasonably be expected to have, a Material Adverse Effect on Parent or which it believes would or would be, reasonably likely to cause or constitute a material breach of any of Parent's representations, warranties or covenants contained herein. Parent will promptly notify the Company of any material change in the normal course of business or in the operation of the properties of Parent or any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Parent or any of its Subsidiaries, and will keep the Company fully informed of such events. From time to time prior to the Effective Time, Parent will promptly supplement or amend the Disclosure Schedule delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in such Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to such Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article VIII hereof, or the compliance by Parent with the covenants set forth herein.

     7.7 INDEMNIFICATION. Parent and Merger Sub agree that all rights to indemnification and/or exculpation from liability existing in favor of the present directors, officers and employees of the Company (solely in their capacities as such) or present directors of the Company serving or who served at the Company's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, as provided in the Company's certificate of incorporation or bylaws (each as in effect on the date hereof) with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect and without modification (other than modifications which would enlarge the indemnification rights) for a period of not less than the statutes of limitations applicable to such matters, and Parent agrees to cause the Surviving Corporation to comply fully with its obligations hereunder and thereunder.

     7.8 LETTER OF ACCOUNTANTS. Parent and the Company shall use reasonable efforts to cause KPMG, Parent's independent public accountants, to deliver to Parent, a letter to the effect that pooling-of-interests accounting is appropriate for the Merger if it is closed and consummated in accordance with this Agreement.

     7.9 ACCOUNTING MATTERS. Neither Parent, the Company nor any of their respective affiliates shall take or agree to take any action or fail to take any action that would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling-of-interests under GAAP. Without limitation of the foregoing, each party agrees that neither it nor its affiliates will, and it will direct its accountants not to, discuss with or make any written presentations to the SEC concerning the application of pooling-of-interests accounting, unless such party has provided to the other party a reasonable opportunity to participate fully in any such discussion or presentation. Each party shall promptly notify the other parties if at any time such party has knowledge of any fact or circumstance which causes such party to believe that KPMG will not be able to deliver the letter referred to in Section 7.8.

ARTICLE VIII. CONDITIONS PRECEDENT.

     8.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) Stockholder Approvals. This Agreement shall have been approved and adopted by the affirmative vote of the holders of at least a simple majority the outstanding shares of Company Common Stock entitled to vote thereon. This Agreement shall have been approved and adopted by the affirmative vote of the holders of at least a simple majority the outstanding shares of Parent Common Stock entitled to vote thereon.

     (b) Other Approvals. All approvals of Governmental Entities required in connection with the transactions contemplated hereby shall have been obtained and shall remain in full force and effect, and all notices required to be filed with any Governmental Entity in connection with the transactions contemplated hereby shall have been filed, and all notice periods and waiting periods required by law in respect thereof shall have expired or been terminated (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

     (c) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

     (d) Pooling-of-Interests Accounting Treatment. The Merger shall qualify for pooling-of-interests accounting treatment. Each officer, director and direct or indirect owner of more than 10% of the shares of Company Common Stock who receives shares of Parent Company Stock pursuant to this Agreement shall have entered into an agreement with Parent prohibiting the sale of any shares of Parent Company Stock received by them until such time as financial results of the Surviving Corporation covering at least 30 days of post-merger combined operations have been published (the "Restricted Period").

     8.2 CONDITIONS TO OBLIGATIONS OF PARENT AND MERGER SUB. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of the condition contained in this Section 8.2(a), such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on the Company.

     (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

     (c) Burdensome Conditions. All material conditions and requirements prescribed by applicable law and by the Requisite Regulatory Approvals to be satisfied by the Closing Date shall have been satisfied, and no Requisite Regulatory Approval shall have imposed any condition or requirement that is or would have become applicable to Parent or any Affiliate of Parent (including the Surviving Corporation or any of its Subsidiaries) after the Closing Date which Parent in its reasonable judgment determines would be materially burdensome upon the conduct of the business of Parent or any of its Affiliates or the business of the Company and its Subsidiaries, as such businesses have been conducted prior to the Closing Date.

     (d) Litigation re Transaction. There shall be no pending or threatened actions or proceedings by any Governmental Entity (or determinations by any Governmental Entity) challenging or in any manner seeking to restrict or prohibit the transactions contemplated hereby.

     (e) Consents. The Company and Parent shall have received: (i) all consents required from all Agencies in connection with the transactions contemplated hereby, in form and substance reasonably satisfactory to Parent; (ii) such other consents required from any Investor or other Person (other than an Agency); and
(iii) all other consents, approvals, waivers and other actions required from any Person in connection with any Company Contracts or otherwise shall have been obtained in form and substance reasonably satisfactory to Parent, except where the failure to obtain such consents, approvals, and waivers and to take such other actions, has not had and could not reasonably be expected to have a Material Adverse Effect on the Surviving Corporation or its Subsidiaries following the Closing Date. The Company shall have properly filed all notices with such Agencies, Investors and Persons which are required as a result of the transactions contemplated hereby.

     (f) Legal Opinions. Parent shall have received the opinion of Bracewell & Patterson, L.L.P., counsel to the Company, dated the Closing Date, in form and substance customary for transactions of this type and satisfactory to Parent. Such counsel may rely upon the certificates of officers and directors of the Company and of public officials and on opinions of other counsel, reasonably acceptable to Parent, provided a copy of any such reliance opinion shall be attached as an exhibit to the opinion of such counsel. In rendering such opinion, such counsel may rely upon local or special counsel or upon representations contained in certificates and this Agreement.

     (g) Dissenters. The aggregate number of shares of Company Common Stock whose holders have perfected their rights to be Dissenting Shares shall be fewer than 1,000.

     (h) Material Adverse Effect on the Company. Since the date hereof through the Closing Date, no Material Adverse Effect with respect to the Company and its Subsidiaries shall have occurred.

     (i) Officers' Certificate. Parent shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company as to the satisfaction of the conditions set forth in Sections 8.2(a), (b), (d), (e), (f) and (h) hereof. Parent shall also have received a certificate dated as of the Closing Date and signed on behalf of the Company by the Chief

Executive Officer and the Chief Financial Officer of the Company certifying that a true, complete and correct copy of the most recent quarterly financial statement of the Company is attached. Parent shall be reasonably satisfied as to the reserves set forth in such financial statement.

     (j) Non-Competition and Employment Agreements. Richard J. Gillen shall have entered into a mutually agreeable employment agreement with the Company.

     (k) Assignment of Options. Richard J. Gillen shall have assigned to the Company, or its designee, his options to acquire 100% of the issued and outstanding shares of JMC Title Agency, Inc. and Harbor Financial Insurance Agency, Inc.

     8.3 CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

     (a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of the condition contained in this
Section 8.3(a), such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on Parent.

     (b) Performance of Obligations of Parent. Parent and Merger Sub shall have each performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

     (c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

     (d) Legal Opinion. The Company shall have received the opinion of Vander Woude & Istre, P.C., counsel to Parent, dated the Closing Date, in form and substance customary in transactions of this type and satisfactory to Company. Such counsel may rely upon the certificates of officers and directors of Parent and Merger Sub and of public officials, and on opinions of local counsel, reasonably acceptable to the Company, provided a copy of any such reliance opinion shall be attached as an exhibit to the opinion of such counsel. In rendering such opinion, such counsel may rely upon local or special counsel or upon representations contained in certificates and this Agreement.

     (e) Officers' Certificate. The Company shall have received a certificate dated as of the Closing Date and signed on behalf of Parent by the Chief Operating Officer or Chief Financial Officer of Parent as to the satisfaction of the conditions set forth in Sections 8.3(a), (b), (c) and (f) hereof.

     (f) Material Adverse Effect on Parent. Since the date hereof through the Closing Date, no Material Adverse Effect with respect to Parent and its Subsidiaries shall have occurred.

     (g) Directorships. Parent shall have nominated up to two (2) persons designated by the Company and approved by the Nominating Committee of the Board of Directors of Parent to serve on the Board of Directors of Parent.

     (h) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order.

     (i) Tax Legal Opinion. The Company shall have received an opinion from Bracewell & Patterson, L.L.P., dated the Effective Time, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (ii) the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code;
(iii) no gain or loss will be recognized by the Company as a result of the Merger; and (iv) no gain or loss will be recognized by any stockholder of the Company as a result of the Merger with respect to Company Common Stock converted solely into Parent Common Stock. In rendering such opinion, such counsel may rely upon local or special counsel or upon representations contained in certificates and this Agreement.

ARTICLE IX. TERMINATION AND AMENDMENT.

     9.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company:

     (a) by mutual consent of Parent and the Company in a written instrument; or

     (b) by either Parent or the Company upon written notice to the other party
(i) 90 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 90-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement; or

     (c) by either Parent or the Company if the Merger shall not have been consummated on or before July 1, 1997, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; or

     (d) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if any approval of the stockholders of Parent or the Company required for the consummation of the Merger shall not have been obtained; or

     (e) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing, and which breach, individually or together with other such breaches, has had or could reasonably be expected to have a Material Adverse Effect on the breaching party; or

     (f) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty (30) days following receipt by the breaching party of written notice of such breach from the other party hereto.

     9.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either Parent or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (a) Sections 7.2(c), 7.2(d), 9.2 and 10.4 through 10.12, shall survive any termination of this Agreement, and (b) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved of or released from any liabilities or damages arising out of its breach of any provision of this Agreement.

     9.3 AMENDMENT. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company; provided, however, that after any approval of the transactions contemplated by this Agreement by the Company's stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the Company's stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     9.4 EXTENSION; WAIVER. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

     9.5 TERMINATION PAYMENT. If this Agreement is terminated by either Parent or the Company pursuant to Section 9.1(e) or (f) or because the conditions precedent to the obligations of Parent or the Company set forth in Section 8.2 or 8.3 have not been satisfied or waived (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), then the terminating party shall be entitled to the sum of $100,000.00 as reimbursement for its time, effort and expense in pursuing the transactions contemplated by this Agreement and the other party shall promptly pay such sum by wire transfer of immediately available funds to such account as the terminating party shall designate.

ARTICLE X. GENERAL PROVISIONS.

     10.1 CLOSING. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties, which shall be as soon as practicable after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VIII hereof (the "Closing Date"), unless another time or date is agreed to in writing by the parties hereto.

     10.2 NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

     10.3 EXPENSES. Except as otherwise set forth herein, or required for pooling of interests accounting treatment, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

     10.4 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to Parent or Merger Sub, to:

       FirstCity Financial Corporation
       P.O. Box 8216
       Waco, Texas 76714-8216
       Attention: Matt Landry, Jr.

       with a copy to:

       Vander Woude & Istre, P.C.
       510 N. Valley Mills Drive, Suite 308
       Waco, Texas 76710
       Attention: F. John Istre, III

       and

(b) if to the Company, to:

    Harbor Financial Group, Inc.
     340 North Sam Houston Parkway East
     Suite 100
     Houston, Texas 77060
     Attention: Richard J. Gillen, President

     with a copy to:

     Bracewell & Patterson, L.L.P.
     South Tower Pennzoil Place
     711 Louisiana Street, Suite 2900
     Houston, Texas 77002-2781
     Attention: Rick L. Wittenbraker

     10.5 INTERPRETATION. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". Whenever the words "to the Company's knowledge", "to the best of the Company's knowledge", or words to similar effect are used in this Agreement, the Company's knowledge shall be deemed to include the knowledge of its Subsidiaries.

     10.6 COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.

     10.7 ENTIRE AGREEMENT. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

     10.8 GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.

     10.9 ENFORCEMENT OF AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in the last sentence of Section 7.2(c) and in Section 7.2(d) of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the last sentence of Section 7.2(c) and
Section 7.2(d) of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     10.10 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     10.11 PUBLICITY. Except as otherwise required by law or the rules of the National Association of Securities Dealers, so long as this Agreement is in effect, neither Parent nor the Company shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

     10.12 ASSIGNMENT; THIRD PARTY BENEFICIARIES. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided herein (it being acknowledged that certain provisions are expressly intended to benefit the Company's stockholders, directors, officers and employees), this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have endorsed this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                            COMPANY:

                                            Harbor Financial Group, Inc.

                                            By:     /s/ RICHARD J. GILLEN
                                              ----------------------------------
                                            Name:  Richard J. Gillen
                                            Title:    Chairman, President & CEO

                                            PARENT:

                                            FirstCity Financial Corporation

                                            By:        /s/ MATT LANDRY
                                              ----------------------------------
                                            Name:  Matt Landry
                                            Title:    Executive Vice President

                                            MERGER SUB:

                                            HFGI Acquisition Corp.

                                            By:        /s/ MATT LANDRY
                                              ----------------------------------
                                            Name:  Matt Landry
                                            Title:    Executive Vice President

                                                                       EXHIBIT B

                              SALOMON BROTHERS INC
                            SEVEN WORLD TRADE CENTER
                            NEW YORK, NEW YORK 10048
                                 (212) 783-7000

The Board of Directors
FirstCity Financial Corporation
6400 Imperial Drive
Waco, Texas 76714

Members of the Board:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to FirstCity Financial Corporation ("FirstCity" or the "Parent") of the Conversion Ratio (as hereinafter defined) to be paid by FirstCity for the proposed acquisition (the "Merger") of Harbor Financial Group, Inc. (the "Company"), pursuant to the draft Agreement and Plan of Merger, dated as of March 14, 1997 (the "Merger Agreement"), among Parent, HFGI Acquisition Corp., a direct wholly-owned subsidiary of Parent ("Merger Sub"), and the Company. Upon consummation of the Merger, each share of common stock of the Company, no par value per share (the "Company Common Stock"), issued and outstanding immediately prior to the effectiveness of the Merger, will be converted into and represent the right to receive 9.200 shares (the "Conversion Ratio") of FirstCity, par value $0.01 per share (the "Parent Common Stock").

     We understand that the Merger is conditioned upon, among other things, (i) receipt of a letter from FirstCity's independent public accountants to the effect that the Merger will qualify for pooling-of-interests accounting treatment; (ii) an opinion of the Company's counsel to the effect that the Merger constitutes a tax-free transaction under the Internal Revenue Code; and
(iii) the approval of the Merger Agreement by the requisite vote of the stockholders of FirstCity.

     As you are aware, we will receive a fee from FirstCity for delivery of this fairness opinion, the payment of which is contingent upon consummation of the Merger. In addition, Salomon Brothers Inc is currently acting as placement agent in a private offering of debt securities by FirstCity.

     In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) the Merger Agreement; (ii) the Annual Report on Form 10-K of FirstCity for the fiscal year ended December 31, 1995 and the draft Annual Report on Form 10-K of FirstCity for the fiscal year ended December 31, 1996; (iii) the Quarterly Reports on Form 10-Q of FirstCity for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; (iv) the consolidated balance sheets of the Company and its Subsidiaries as of September 30, 1994, 1995 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended, in each case accompanied by the audit report of KPMG Peat Marwick LLP, independent public accountants with respect to the Company; (v) the Quarterly Management Report of the Company for the quarter ended December 31, 1996; (vi) all Current Reports on Form 8-K filed by FirstCity since January 1, 1996; (vii) certain projections for the Company relating to the fiscal year ending September 1997, prepared by the management of the Company; and (viii) certain projections for FirstCity and the Company relating to the years ending December 31, 1997, 1998 and 1999 prepared by the management of FirstCity; and (ix) publicly available information concerning mortgage banking companies, the trading markets for their securities and the nature and terms of certain other acquisition transactions we believe relevant to our inquiry. We have also met with certain officers, employees and representatives of FirstCity and of the Company to discuss the foregoing as well as other matters we believe relevant to our inquiry.

     In our review and analysis in arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted independently to verify the same. We have relied upon the managements of FirstCity and of the

Company as to the reasonableness and achievability of the projections (and the assumptions and bases therefore) provided to us by the Company and FirstCity, and we have assumed that such projections reflect the best currently available estimates and judgments of such managements and that such projections will be realized in the amounts and in the time periods currently estimated. Except for the September 30, 1996 and December 31, 1996 evaluations of the Company's servicing portfolio performed by Charbonneau-Klein, Inc. we have not made or obtained any evaluations or appraisals of the property or assets of the Company, nor have we examined any individual loan credit files relating to the mortgages serviced by the Company.

     In conducting our analysis and arriving at our opinions as expressed therein, we have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the assets and liabilities of the Company, including capitalized servicing rights, deferred income taxes payable, historical and current liability sources and costs and liquidity; (iii) historical and current market data for the Parent Common Stock and certain other companies that we believe to be comparable in certain respects to FirstCity or the Company; and (iv) the nature and terms of certain other acquisition transactions involving mortgage banking companies that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions, our estimates of mortgage loan prepayment speeds and our experience in similar transactions, as well as our experience in securities valuation, our knowledge of the consumer finance and mortgage banking industries generally and our knowledge of the trading market for mortgage servicing rights.

     Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereto and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the Conversion Ration in the Merger and does not address FirstCity's underlying business decision to effect the Merger or constitute a recommendation to any holders of Parent Company Stock as to how such holders should vote with respect to the Merger. This letter does not constitute a recommendation to the Board of Directors of FirstCity with respect to any approval of the Merger.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Conversion Ratio is fair, from a financial point of view, to FirstCity.

                                            Very truly yours,

                                                /s/ SALOMON BROTHERS INC

                                                                       EXHIBIT C

                        DELAWARE GENERAL CORPORATION LAW

     262 APPRAISAL RIGHTS. -- (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares of fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications or at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 349, L. '96, eff. 7-1-96.)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his fiduciary duty as a director, except in the case where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. FirstCity's Certificate of Incorporation contains a provision which, in substance, eliminates directors' personal liability as set forth above.



     Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. FirstCity's Certificate of Incorporation contains a provision which, in substance, provides for indemnification as set forth above.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           2.1           Joint Plan of Reorganization by FirstCity Bancorporation of
                         Texas, Inc., Official Committee of Equity Security Holders
                         and J-Hawk Corporation, with the Participation of Cargill
                         Financial Services Corporation, Under Chapter 11 of the
                         United States Bankruptcy Code, Case No. 392-39474-HCA-11
                         (incorporated herein by reference to Exhibit 2.1 of the
                         Registrant's Form 8-K dated July 3, 1995 filed with the
                         Commission on July 18, 1995).
           2.2           Agreement and Plan of Merger, dated as of July 3, 1995, by and between FirstCity Bancorporation of Texas, Inc. and
                         J-Hawk Corporation (incorporated herein by reference to
                         Exhibit 2.2 of the Registrant's Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995).
           3.1           Amended and Restated Certificate of Incorporation of the
                         Registrant (incorporated herein by reference to Exhibit 3.1 of the Registrant's Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995).
           3.2           Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 of the Registrant's Form 8-K dated July 3,
                         1995 filed with the Commission on July 18, 1995).
           4.1           Indenture, dated July 3, 1995, by and between the Registrant and Shawmut Bank, N.A., as Trustee (incorporated herein by reference to Exhibit 4.1 of the Registrant's Form 8-K dated
                         July 3, 1995 filed with the Commission on July 18, 1995).
           4.2           Warrant Agreement, dated July 3, 1995, by and between the
                         Registrant and American Stock Transfer & Trust Company, as
                         Warrant Agent (incorporated herein by reference to Exhibit
                         4.2 of the Registrant's Form 8-K dated July 3, 1995 filed
                         with the Commission on July 18, 1995).
           5.1           Opinion of Weil, Gotshal & Manges LLP
           8.1           Opinion of Weil, Gotshal & Manges LLP regarding certain tax matters.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          10.1           Trust Agreement of FirstCity Liquidating Trust, dated July
                         3, 1995 (incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K dated July 3, 1995 filed with the
                         Commission on July 18, 1995).
          10.2           Investment Management Agreement, dated July 3, 1995, between the Registrant and FirstCity Liquidating Trust (incorporated herein by reference to Exhibit 10.2 of the Registrant's Form
                         8-K dated July 3, 1995 filed with the Commission on July 18,
                         1995).
          10.3           Lock-Box Agreement dated July 11, 1995 among the Registrant,
                         NationsBank of Texas, N.A., as lock-box agent, FirstCity
                         Liquidating Trust, FCLT Loans, L.P., and the other
                         Trust-Owned Affiliates signatory thereto, and each of
                         NationsBank of Texas, N.A. and Fleet National Bank, as
                         co-lenders (incorporated herein by reference to Exhibit 10.3 of the Registrant's Form 8-A/A dated August 25, 1995 filed with the Commission on August 25, 1995).
          10.4           Custodial Agreement dated July 11, 1995 among Fleet National
                         Bank, as custodian, Fleet National Bank, as agent, FCLT
                         Loans, L.P., FirstCity Liquidating Trust, and the Registrant
                         (incorporated herein by reference to Exhibit 10.4 of the
                         Registrant's Form 8-A/A dated August 25, 1995 filed with the
                         Commission on August 25, 1995).
          10.5           Tier 3 Custodial Agreement dated July 11, 1995 among the
                         Registrant, as custodian, Fleet National Bank, as agent,
                         FCLT Loans, L.P., FirstCity Liquidating Trust, and the
                         Registrant, as servicer (incorporated herein by reference to
                         Exhibit 10.5 of the Registrant's Form 8-A/A dated August 25,
                         1995 filed with the Commission on August 25, 1995).
          10.6           Form of Registration Right Agreement among the Registrant,
                         Richard J. and Bernice J. Gillen, Harbor FMC Employees
                         Pension Plan, Lindsey Capital Corporation, Ed Smith and
                         Thomas E. Smith.
          23.1           Consent of KPMG Peat Marwick LLP
          23.2           Consent of KPMG Peat Marwick LLP
          23.3           Consent of Jaynes, Reitmeier, Boyd & Therrell, P.C.
          23.4           Consent of KPMG Peat Marwick LLP
          23.5           Consent of Weil, Gotshal & Manges LLP. Reference is made to
                         Exhibit 5.1
          23.6           Consent of Weil, Gotshal & Manges LLP. Reference is made to
                         Exhibit 8.1.
          23.7           Consent of Richard S. Gillen and Thomas E. Smith
          99.1           Form of FirstCity Proxy Card.


---------------

* To be filed by amendment hereto.

     (b) Financial Statements Schedule Not Applicable

ITEM 22. UNDERTAKINGS.

     (1) The undersigned registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             ii) To reflect in the prospectus any facts or event arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered

        (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be un underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by other Items on the applicable form.

     (4) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May 27, 1997.


                                            FIRSTCITY FINANCIAL CORPORATION


                                            By:     /s/ JAMES R. HAWKINS*

                                              ----------------------------------
                                                       James R. Hawkins
                                                    Chairman of the Board


     Pursuant to the requirements of the Securities Act of 1933, this Registrations Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

                /s/ JAMES R. HAWKINS*                  Chairman of the Board, Chief       May 27, 1997
-----------------------------------------------------  Executive Officer and Director
                  James R. Hawkins                     (Principle Executive Officer)

                 /s/ C. IVAN WILSON*                   Vice Chairman and Director         May 27, 1997
-----------------------------------------------------
                   C. Ivan Wilson

                /s/ JAMES T. SARTAIN*                  President, Chief Operating         May 27, 1997
-----------------------------------------------------  Officer and Director
                  James T. Sartain

               /s/ MATT A. LANDRY, JR.                 Executive Vice President, Senior   May 27, 1997
-----------------------------------------------------  Financial Officer, Managing
                 Matt A. Landry, Jr.                   Director -- Mergers and
                                                       Acquisitions and Director
                                                       (Principal Financial Officer)

               /s/ RICK R. HAGELSTEIN*                 Executive Vice President,          May 27, 1997
-----------------------------------------------------  Managing Director -- Asset
                 Rick R. Hagelstein                    Management and Director

                 /s/ GARY H. MILLER*                   Senior Vice President, Chief       May 27, 1997
-----------------------------------------------------  Financial Officer (Principal
                   Gary H. Miller                      Accounting Officer)

                /s/ RICHARD E. BEAN*                   Director                           May 27, 1997
-----------------------------------------------------
                   Richard E. Bean

               /s/ BART A. BROWN, JR.*                 Director                           May 27, 1997
-----------------------------------------------------
                 Bart A. Brown, Jr.

                                                       Director                           May   , 1997
-----------------------------------------------------
                 Donald J. Douglass

                                                       Director                           May   , 1997
-----------------------------------------------------
                 David W. MacLennan

                  /s/ DAVID PALMER*                    Director                           May 27, 1997
-----------------------------------------------------
                    David Palmer

            *By: /s/ MATT A. LANDRY, JR.
  ------------------------------------------------
                 Matt A. Landry, Jr.
                  Attorney-in-fact

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           2.1           Joint Plan of Reorganization by FirstCity Bancorporation of
                         Texas, Inc., Official Committee of Equity Security Holders
                         and J-Hawk Corporation, with the Participation of Cargill
                         Financial Services Corporation, Under Chapter 11 of the
                         United States Bankruptcy Code, Case No. 392-39474-HCA-11
                         (incorporated herein by reference to Exhibit 2.1 of the
                         Registrant's Form 8-K dated July 3, 1995 filed with the
                         Commission on July 18, 1995).
           2.2           Agreement and Plan of Merger, dated as of July 3, 1995, by and between FirstCity Bancorporation of Texas, Inc. and
                         J-Hawk Corporation (incorporated herein by reference to
                         Exhibit 2.2 of the Registrant's Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995).
           3.1           Amended and Restated Certificate of Incorporation of the
                         Registrant (incorporated herein by reference to Exhibit 3.1 of the Registrant's Form 8-K dated July 3, 1995 filed with the Commission on July 18, 1995).
           3.2           Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 of the Registrant's Form 8-K dated July 3,
                         1995 filed with the Commission on July 18, 1995).
           4.1           Indenture, dated July 3, 1995, by and between the Registrant and Shawmut Bank, N.A., as Trustee (incorporated herein by reference to Exhibit 4.1 of the Registrant's Form 8-K dated
                         July 3, 1995 filed with the Commission on July 18, 1995).
           4.2           Warrant Agreement, dated July 3, 1995, by and between the
                         Registrant and American Stock Transfer & Trust Company, as
                         Warrant Agent (incorporated herein by reference to Exhibit
                         4.2 of the Registrant's Form 8-K dated July 3, 1995 filed
                         with the Commission on July 18, 1995).
           5.1           Opinion of Weil, Gotshal & Manges LLP
           8.1           Opinion of Weil, Gotshal & Manges LLP regarding certain tax matters.
          10.1           Trust Agreement of FirstCity Liquidating Trust, dated July
                         3, 1995 (incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K dated July 3, 1995 filed with the
                         Commission on July 18, 1995).
          10.2           Investment Management Agreement, dated July 3, 1995, between the Registrant and FirstCity Liquidating Trust (incorporated herein by reference to Exhibit 10.2 of the Registrant's Form
                         8-K dated July 3, 1995 filed with the Commission on July 18,
                         1995).
          10.3           Lock-Box Agreement dated July 11, 1995 among the Registrant,
                         NationsBank of Texas, N.A., as lock-box agent, FirstCity
                         Liquidating Trust, FCLT Loans, L.P., and the other
                         Trust-Owned Affiliates signatory thereto, and each of
                         NationsBank of Texas, N.A. and Fleet National Bank, as
                         co-lenders (incorporated herein by reference to Exhibit 10.3 of the Registrant's Form 8-A/A dated August 25, 1995 filed with the Commission on August 25, 1995).
          10.4           Custodial Agreement dated July 11, 1995 among Fleet National
                         Bank, as custodian, Fleet National Bank, as agent, FCLT
                         Loans, L.P., FirstCity Liquidating Trust, and the Registrant
                         (incorporated herein by reference to Exhibit 10.4 of the
                         Registrant's Form 8-A/A dated August 25, 1995 filed with the
                         Commission on August 25, 1995).
          10.5           Tier 3 Custodial Agreement dated July 11, 1995 among the
                         Registrant, as custodian, Fleet National Bank, as agent,
                         FCLT Loans, L.P., FirstCity Liquidating Trust, and the
                         Registrant, as servicer (incorporated herein by reference to
                         Exhibit 10.5 of the Registrant's Form 8-A/A dated August 25,
                         1995 filed with the Commission on August 25, 1995).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          10.6           Form of Registration Right Agreement among the Registrant,
                         Richard J. and Bernice J. Gillen, Harbor FMC Employees
                         Pension Plan, Lindsey Capital Corporation, Ed Smith and
                         Thomas E. Smith.
          23.1           Consent of KPMG Peat Marwick LLP
          23.2           Consent of KPMG Peat Marwick LLP
          23.3           Consent of Jaynes, Reitmeier, Boyd & Therrell, P.C.
          23.4           Consent of KPMG Peat Marwick LLP
          23.5           Consent of Weil, Gotshal & Manges LLP. Reference is made to
                         Exhibit 5.1
          23.6           Consent of Weil, Gotshal & Manges LLP. Reference is made to
                         Exhibit 8.1.
          23.7           Consent of Richard J. Gillen and Thomas E. Smith
          99.1           Form of FirstCity Proxy Card.


---------------

* To be filed by amendment hereto.